WaMu ASSET ACCEPTANCE CORP.,

as Company

and

WASHINGTON MUTUAL BANK,

as Servicer

and

LASALLE BANK NATIONAL ASSOCIATION,

as Trustee

and

CHRISTIANA BANK & TRUST COMPANY,

as Delaware Trustee

POOLING AND SERVICING AGREEMENT

$400,798,000

Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust

WaMu Asset Acceptance Corp.

Washington Mutual Asset-Backed Certificates

WMABS Series 2006-HE3

Cut-Off Date: September 1, 2006

This Pooling and Servicing Agreement, dated as of September 1, 2006 (this "Agreement"), is by and among WaMu Asset Acceptance Corp., as depositor (the "Company"), Washington Mutual Bank, as Servicer, LaSalle Bank National Association, as Trustee, and Christiana Bank & Trust Company, as Delaware Trustee. Capitalized terms used in this Agreement and not otherwise defined have the meanings ascribed to such terms in Article I hereof.

PRELIMINARY STATEMENT

The Company at the Closing Date is the owner of the Mortgage Loans and the other property being conveyed by it to the Trust. On the Closing Date, the Company will acquire the REMIC I Regular Interests and the Class R-1 Residual Interest from the Trust as consideration for its transfer to the Trust of the Mortgage Loans and certain other assets and will be the owner of the REMIC I Regular Interests and the Class R-1 Residual Interest. Thereafter on the Closing Date, the Company will acquire the REMIC II Regular Interests and the Class R-2 Residual Interest from the Trust as consideration for its transfer to the Trust of the REMIC I Regular Interests and will be the owner of the REMIC II Regular Interests and the Class R-2 Residual Interest. Thereafter on the Closing Date, the Company will acquire the Certificates (other than the Class P Certificates and the Class C Certificates), the Class L3-C Regular Interest, the Class L3-P Regular Interest, the Class L3-SW Regular Interest, and the Class R-3 Residual Interest from the Trust as consideration for its transfer to the Trust of the REMIC II Regular Interests and will be the owner of those Certificates and Regular and Residual Interests. Thereafter on the Closing Date, the Company will acquire the Class C Certificates and the Class R-4 Residual Interest as consideration for its transfer to the Trust of the Class L3-C Regular Interest and will be the owner of the Class C Certificates and the Class R-4 Residual Interest. Thereafter on the Closing Date, the Company will acquire the Class P Certificates and the Class R-5 Residual Interest as consideration for its transfer to the Trust of the Class L3-P Regular Interest and will be the owner of the Class P Certificates and the Class R-5 Residual Interest. Thereafter on the Closing Date, the Company will acquire the Class L6-SW Regular Interest and the Class R-6 Residual Interest as consideration for its transfer to the Trust of the Class L3-SW Regular Interest and will be the owner of the Class L6-SW Regular Interest and the Class R-6 Residual Interest. The Company has duly authorized the execution and delivery of this Agreement to provide for (i) the conveyance to the Trust of the Mortgage Loans and certain other assets, (ii) the issuance to the Company of the REMIC I Regular Interests and the Class R-1 Residual Interest representing in the aggregate the entire beneficial interest in REMIC I, (iii) the conveyance to the Trust of the REMIC I Regular Interests, (iv) the issuance to the Company of the REMIC II Regular Interests and the Class R-2 Residual Interest representing in the aggregate the entire beneficial interest in REMIC II, (v) the conveyance to the Trust of the REMIC II Regular Interests, (vi) the issuance to the Company of the Certificates (other than the Class C and Class P Certificates), the Class L3-C Regular Interest, the Class L3-P Regular Interest, the Class L3-SW Regular Interest, and the Class R-3 Residual Interest, representing in the aggregate the entire beneficial interest in REMIC III, (vii) the conveyance to the Trust of the Class L3-C Regular Interest, (viii) the issuance to the Company of the Class C Certificates and the Class R-4 Residual Interest, representing in the aggregate the entire beneficial interest in REMIC IV, (ix) the conveyance to the Trust of the Class L3-P Regular Interest, (x) the issuance to the Company of the Class P Certificates and the Class R-5 Residual Interest, representing in the aggregate the entire beneficial interest in REMIC V, (xi) the conveyance to the Trust of the Class L3-SW

Regular Interest, (x) the issuance to the Company of the L6-SW Regular Interest and the Class R-6 Residual Interest, representing in the aggregate the entire beneficial interest in REMIC VI. The Company and the Servicer are entering into this Agreement, and the Trustee and the Delaware Trustee are each accepting the trust created hereby, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged.

The Certificates issued hereunder, other than the Class B Certificates, the Class C Certificates, the Class P Certificates and the Residual Certificates, have been offered for sale pursuant to a Prospectus, dated January 6, 2006, and a Prospectus Supplement, dated September 26, 2006, of the Company (together, the "Prospectus"). The Trust created hereunder is the "Trust" described in the Prospectus and the Certificates are the "Certificates" described therein. The following tables set forth the designation, type of interest, Certificate Interest Rate or Pass-Through Rate, initial Class Principal Balance, initial Certificate Principal Balance and Assumed Final Maturity Date for the REMIC I Regular Interests, the REMIC II Regular Interests, the REMIC III Regular Interests, the Class L6-SW Regular Interest, the Certificates and the Residual Interests:

REMIC I Interests

Class Designation for each Class of REMIC I Regular Interests and the Class R-1 Residual Interest	Type of Interest	Certificate Interest Rate	Initial Class Principal Balance	Rate Change Date	Assumed Final Maturity Date(1)
Class L1-Y-X	Regular	Variable (2)	$39,365,688.78		August 2036
Class L1-Y-1A	Regular	Variable (3)	800,664.74	November 2006	August 2036
Class L1-Y-1B	Regular	Variable (4)	800,664.74		August 2036
Class L1-Y-2A	Regular	Variable (3)	897,210.54	December 2006	August 2036
Class L1-Y-2B	Regular	Variable (4)	897,210.54		August 2036
Class L1-Y-3A	Regular	Variable (3)	1,032,856.67	January 2007	August 2036
Class L1-Y-3B	Regular	Variable (4)	1,032,856.67		August 2036
Class L1-Y-4A	Regular	Variable (3)	1,166,772.13	February 2007	August 2036
Class L1-Y-4B	Regular	Variable (4)	1,166,772.13		August 2036
Class L1-Y-5A	Regular	Variable (3)	289,633.05	March 2007	August 2036
Class L1-Y-5B	Regular	Variable (4)	289,633.05		August 2036
Class L1-Y-6A	Regular	Variable (3)	451,277.94	April 2007	August 2036
Class L1-Y-6B	Regular	Variable (4)	451,277.94		August 2036
Class L1-Y-7A	Regular	Variable (3)	666,037.30	May 2007	August 2036
Class L1-Y-7B	Regular	Variable (4)	666,037.30		August 2036
Class L1-Y-8A	Regular	Variable (3)	881,328.66	June 2007	August 2036
Class L1-Y-8B	Regular	Variable (4)	881,328.66		August 2036
Class L1-Y-9A	Regular	Variable (3)	1,127,002.17	July 2007	August 2036
Class L1-Y-9B	Regular	Variable (4)	1,127,002.17		August 2036
Class L1-Y-10A	Regular	Variable (3)	2,828,830.88	August 2007	August 2036
Class L1-Y-10B	Regular	Variable (4)	2,828,830.88		August 2036
Class L1-Y-11A	Regular	Variable (3)	3,619,954.72	September 2007	August 2036
Class L1-Y-11B	Regular	Variable (4)	3,619,954.72		August 2036
Class L1-Y-12A	Regular	Variable (3)	3,414,908.08	October 2007	August 2036
Class L1-Y-12B	Regular	Variable (4)	3,414,908.08		August 2036
Class L1-Y-13A	Regular	Variable (3)	3,224,531.10	November 2007	August 2036
Class L1-Y-13B	Regular	Variable (4)	3,224,531.10		August 2036
Class L1-Y-14A	Regular	Variable (3)	2,977,374.20	December 2007	August 2036
Class L1-Y-14B	Regular	Variable (4)	2,977,374.20		August 2036
Class L1-Y-15A	Regular	Variable (3)	2,734,727.45	January 2008	August 2036
Class L1-Y-15B	Regular	Variable (4)	2,734,727.45		August 2036
Class L1-Y-16A	Regular	Variable (3)	2,572,735.12	February 2008	August 2036
Class L1-Y-16B	Regular	Variable (4)	2,572,735.12		August 2036
Class L1-Y-17A	Regular	Variable (3)	2,391,441.13	March 2008	August 2036
Class L1-Y-17B	Regular	Variable (4)	2,391,441.13		August 2036
Class L1-Y-18A	Regular	Variable (3)	2,260,413.45	April 2008	August 2036
Class L1-Y-18B	Regular	Variable (4)	2,260,413.45		August 2036
Class L1-Y-19A	Regular	Variable (3)	3,562,145.26	May 2008	August 2036
Class L1-Y-19B	Regular	Variable (4)	3,562,145.26		August 2036
Class L1-Y-20A	Regular	Variable (3)	4,830,111.23	June 2008	August 2036
Class L1-Y-20B	Regular	Variable (4)	4,830,111.23		August 2036
Class L1-Y-21A	Regular	Variable (3)	5,212,742.44	July 2008	August 2036
Class L1-Y-21B	Regular	Variable (4)	5,212,742.44		August 2036
Class L1-Y-22A	Regular	Variable (3)	7,539,293.75	August 2008	August 2036
Class L1-Y-22B	Regular	Variable (4)	7,539,293.75		August 2036
Class L1-Y-23A	Regular	Variable (3)	2,854,260.44	September 2008	August 2036
Class L1-Y-23B	Regular	Variable (4)	2,854,260.44		August 2036
Class L1-Y-24A	Regular	Variable (3)	3,069,124.84	October 2008	August 2036

Class Designation for each Class of REMIC I Regular Interests and the Class R-1 Residual Interest	Type of Interest	Certificate Interest Rate	Initial Class Principal Balance	Rate Change Date	Assumed Final Maturity Date(1)
Class L1-Y-24B	Regular	Variable (4)	3,069,124.84		August 2036
Class L1-Y-25A	Regular	Variable (3)	2,523,776.31	November 2008	August 2036
Class L1-Y-25B	Regular	Variable (4)	2,523,776.31		August 2036
Class L1-Y-26A	Regular	Variable (3)	1,939,123.05	December 2008	August 2036
Class L1-Y-26B	Regular	Variable (4)	1,939,123.05		August 2036
Class L1-Y-27A	Regular	Variable (3)	1,591,383.59	January 2009	August 2036
Class L1-Y-27B	Regular	Variable (4)	1,591,383.59		August 2036
Class L1-Y-28A	Regular	Variable (3)	1,365,747.61	February 2009	August 2036
Class L1-Y-28B	Regular	Variable (4)	1,365,747.61		August 2036
Class L1-Y-29A	Regular	Variable (3)	1,203,782.70	March 2009	August 2036
Class L1-Y-29B	Regular	Variable (4)	1,203,782.70		August 2036
Class L1-Y-30A	Regular	Variable (3)	1,001,039.99	April 2009	August 2036
Class L1-Y-30B	Regular	Variable (4)	1,001,039.99		August 2036
Class L1-Y-31A	Regular	Variable (3)	947,149.50	May 2009	August 2036
Class L1-Y-31B	Regular	Variable (4)	947,149.50		August 2036
Class L1-Y-32A	Regular	Variable (3)	898,676.55	June 2009	August 2036
Class L1-Y-32B	Regular	Variable (4)	898,676.55		August 2036
Class L1-Y-33A	Regular	Variable (3)	855,617.90	July 2009	August 2036
Class L1-Y-33B	Regular	Variable (4)	855,617.90		August 2036
Class L1-Y-34A	Regular	Variable (3)	1,070,770.02	August 2009	August 2036
Class L1-Y-34B	Regular	Variable (4)	1,070,770.02		August 2036
Class L1-Y-35A	Regular	Variable (3)	1,072,184.19	September 2009	August 2036
Class L1-Y-35B	Regular	Variable (4)	1,072,184.19		August 2036
Class L1-Y-36A	Regular	Variable (3)	411,552.50	October 2009	August 2036
Class L1-Y-36B	Regular	Variable (4)	411,552.50		August 2036
Class L1-Y-37A	Regular	Variable (3)	738,175.21	November 2009	August 2036
Class L1-Y-37B	Regular	Variable (4)	738,175.21		August 2036
Class L1-Y-38A	Regular	Variable (3)	822,267.35	December 2009	August 2036
Class L1-Y-38B	Regular	Variable (4)	822,267.35		August 2036
Class L1-Y-39A	Regular	Variable (3)	784,327.40	January 2010	August 2036
Class L1-Y-39B	Regular	Variable (4)	784,327.40		August 2036
Class L1-Y-40A	Regular	Variable (3)	745,942.30	February 2010	August 2036
Class L1-Y-40B	Regular	Variable (4)	745,942.30		August 2036
Class L1-Y-41A	Regular	Variable (3)	721,581.37	March 2010	August 2036
Class L1-Y-41B	Regular	Variable (4)	721,581.37		August 2036
Class L1-Y-42A	Regular	Variable (3)	658,035.97	April 2010	August 2036
Class L1-Y-42B	Regular	Variable (4)	658,035.97		August 2036
Class L1-Y-43A	Regular	Variable (3)	628,150.28	May 2010	August 2036
Class L1-Y-43B	Regular	Variable (4)	628,150.28		August 2036
Class L1-Y-44A	Regular	Variable (3)	527,346.22	June 2010	August 2036
Class L1-Y-44B	Regular	Variable (4)	527,346.22		August 2036
Class L1-Y-45A	Regular	Variable (3)	637,262.31	July 2010	August 2036
Class L1-Y-45B	Regular	Variable (4)	637,262.31		August 2036
Class L1-Y-46A	Regular	Variable (3)	522,027.20	August 2010	August 2036
Class L1-Y-46B	Regular	Variable (4)	522,027.20		August 2036
Class L1-Y-47A	Regular	Variable (3)	579,154.55	September 2010	August 2036
Class L1-Y-47B	Regular	Variable (4)	579,154.55		August 2036
Class L1-Y-48A	Regular	Variable (3)	531,607.73	October 2010	August 2036
Class L1-Y-48B	Regular	Variable (4)	531,607.73		August 2036
Class L1-Y-49A	Regular	Variable (3)	487,937.81	November 2010	August 2036

Class Designation for each Class of REMIC I Regular Interests and the Class R-1 Residual Interest	Type of Interest	Certificate Interest Rate	Initial Class Principal Balance	Rate Change Date	Assumed Final Maturity Date(1)
Class L1-Y-49B	Regular	Variable (4)	487,937.81		August 2036
Class L1-Y-50A	Regular	Variable (3)	454,624.72	December 2010	August 2036
Class L1-Y-50B	Regular	Variable (4)	454,624.72		August 2036
Class L1-Y-51A	Regular	Variable (3)	458,566.49	January 2011	August 2036
Class L1-Y-51B	Regular	Variable (4)	458,566.49		August 2036
Class L1-Y-52A	Regular	Variable (3)	425,366.31	February 2011	August 2036
Class L1-Y-52B	Regular	Variable (4)	425,366.31		August 2036
Class L1-Y-53A	Regular	Variable (3)	403,054.17	March 2011	August 2036
Class L1-Y-53B	Regular	Variable (4)	403,054.17		August 2036
Class L1-Y-54A	Regular	Variable (3)	279,076.99	April 2011	August 2036
Class L1-Y-54B	Regular	Variable (4)	279,076.99		August 2036
Class L1-Y-55A	Regular	Variable (3)	432,750.68	May 2011	August 2036
Class L1-Y-55B	Regular	Variable (4)	432,750.68		August 2036
Class L1-Y-56A	Regular	Variable (3)	392,133.03	June 2011	August 2036
Class L1-Y-56B	Regular	Variable (4)	392,133.03		August 2036
Class L1-Y-57A	Regular	Variable (3)	360,291.11	July 2011	August 2036
Class L1-Y-57B	Regular	Variable (4)	360,291.11		August 2036
Class L1-Y-58A	Regular	Variable (3)	322,523.52	August 2011	August 2036
Class L1-Y-58B	Regular	Variable (4)	322,523.52		August 2036
Class L1-Y-59A	Regular	Variable (3)	4,755,671.01	September 2011	August 2036
Class L1-Y-59B	Regular	Variable (4)	4,755,671.01		August 2036
Class L1-Z-X	Regular	Variable (2)	33,148,616.78		August 2036
Class L1-Z-1A	Regular	Variable (3)	674,214.76	November 2006	August 2036
Class L1-Z-1B	Regular	Variable (4)	674,214.76		August 2036
Class L1-Z-2A	Regular	Variable (3)	755,512.96	December 2006	August 2036
Class L1-Z-2B	Regular	Variable (4)	755,512.96		August 2036
Class L1-Z-3A	Regular	Variable (3)	869,736.33	January 2007	August 2036
Class L1-Z-3B	Regular	Variable (4)	869,736.33		August 2036
Class L1-Z-4A	Regular	Variable (3)	982,502.37	February 2007	August 2036
Class L1-Z-4B	Regular	Variable (4)	982,502.37		August 2036
Class L1-Z-5A	Regular	Variable (3)	243,890.95	March 2007	August 2036
Class L1-Z-5B	Regular	Variable (4)	243,890.95		August 2036
Class L1-Z-6A	Regular	Variable (3)	380,007.06	April 2007	August 2036
Class L1-Z-6B	Regular	Variable (4)	380,007.06		August 2036
Class L1-Z-7A	Regular	Variable (3)	560,849.20	May 2007	August 2036
Class L1-Z-7B	Regular	Variable (4)	560,849.20		August 2036
Class L1-Z-8A	Regular	Variable (3)	742,139.34	June 2007	August 2036
Class L1-Z-8B	Regular	Variable (4)	742,139.34		August 2036
Class L1-Z-9A	Regular	Variable (3)	949,013.33	July 2007	August 2036
Class L1-Z-9B	Regular	Variable (4)	949,013.33		August 2036
Class L1-Z-10A	Regular	Variable (3)	2,382,070.12	August 2007	August 2036
Class L1-Z-10B	Regular	Variable (4)	2,382,070.12		August 2036
Class L1-Z-11A	Regular	Variable (3)	3,048,250.78	September 2007	August 2036
Class L1-Z-11B	Regular	Variable (4)	3,048,250.78		August 2036
Class L1-Z-12A	Regular	Variable (3)	2,875,587.42	October 2007	August 2036
Class L1-Z-12B	Regular	Variable (4)	2,875,587.42		August 2036
Class L1-Z-13A	Regular	Variable (3)	2,715,276.90	November 2007	August 2036
Class L1-Z-13B	Regular	Variable (4)	2,715,276.90		August 2036
Class L1-Z-14A	Regular	Variable (3)	2,507,153.80	December 2007	August 2036
Class L1-Z-14B	Regular	Variable (4)	2,507,153.80		August 2036

Class Designation for each Class of REMIC I Regular Interests and the Class R-1 Residual Interest	Type of Interest	Certificate Interest Rate	Initial Class Principal Balance	Rate Change Date	Assumed Final Maturity Date(1)
Class L1-Z-15A	Regular	Variable (3)	2,302,828.55	January 2008	August 2036
Class L1-Z-15B	Regular	Variable (4)	2,302,828.55		August 2036
Class L1-Z-16A	Regular	Variable (3)	2,166,419.88	February 2008	August 2036
Class L1-Z-16B	Regular	Variable (4)	2,166,419.88		August 2036
Class L1-Z-17A	Regular	Variable (3)	2,013,757.87	March 2008	August 2036
Class L1-Z-17B	Regular	Variable (4)	2,013,757.87		August 2036
Class L1-Z-18A	Regular	Variable (3)	1,903,423.55	April 2008	August 2036
Class L1-Z-18B	Regular	Variable (4)	1,903,423.55		August 2036
Class L1-Z-19A	Regular	Variable (3)	2,999,571.24	May 2008	August 2036
Class L1-Z-19B	Regular	Variable (4)	2,999,571.24		August 2036
Class L1-Z-20A	Regular	Variable (3)	4,067,285.77	June 2008	August 2036
Class L1-Z-20B	Regular	Variable (4)	4,067,285.77		August 2036
Class L1-Z-21A	Regular	Variable (3)	4,389,487.56	July 2008	August 2036
Class L1-Z-21B	Regular	Variable (4)	4,389,487.56		August 2036
Class L1-Z-22A	Regular	Variable (3)	6,348,603.75	August 2008	August 2036
Class L1-Z-22B	Regular	Variable (4)	6,348,603.75		August 2036
Class L1-Z-23A	Regular	Variable (3)	2,403,483.56	September 2008	August 2036
Class L1-Z-23B	Regular	Variable (4)	2,403,483.56		August 2036
Class L1-Z-24A	Regular	Variable (3)	2,584,414.16	October 2008	August 2036
Class L1-Z-24B	Regular	Variable (4)	2,584,414.16		August 2036
Class L1-Z-25A	Regular	Variable (3)	2,125,193.19	November 2008	August 2036
Class L1-Z-25B	Regular	Variable (4)	2,125,193.19		August 2036
Class L1-Z-26A	Regular	Variable (3)	1,632,874.95	December 2008	August 2036
Class L1-Z-26B	Regular	Variable (4)	1,632,874.95		August 2036
Class L1-Z-27A	Regular	Variable (3)	1,340,054.41	January 2009	August 2036
Class L1-Z-27B	Regular	Variable (4)	1,340,054.41		August 2036
Class L1-Z-28A	Regular	Variable (3)	1,150,053.39	February 2009	August 2036
Class L1-Z-28B	Regular	Variable (4)	1,150,053.39		August 2036
Class L1-Z-29A	Regular	Variable (3)	1,013,667.80	March 2009	August 2036
Class L1-Z-29B	Regular	Variable (4)	1,013,667.80		August 2036
Class L1-Z-30A	Regular	Variable (3)	842,944.51	April 2009	August 2036
Class L1-Z-30B	Regular	Variable (4)	842,944.51		August 2036
Class L1-Z-31A	Regular	Variable (3)	797,565.00	May 2009	August 2036
Class L1-Z-31B	Regular	Variable (4)	797,565.00		August 2036
Class L1-Z-32A	Regular	Variable (3)	756,747.45	June 2009	August 2036
Class L1-Z-32B	Regular	Variable (4)	756,747.45		August 2036
Class L1-Z-33A	Regular	Variable (3)	720,489.10	July 2009	August 2036
Class L1-Z-33B	Regular	Variable (4)	720,489.10		August 2036
Class L1-Z-34A	Regular	Variable (3)	901,661.98	August 2009	August 2036
Class L1-Z-34B	Regular	Variable (4)	901,661.98		August 2036
Class L1-Z-35A	Regular	Variable (3)	902,852.81	September 2009	August 2036
Class L1-Z-35B	Regular	Variable (4)	902,852.81		August 2036
Class L1-Z-36A	Regular	Variable (3)	346,555.50	October 2009	August 2036
Class L1-Z-36B	Regular	Variable (4)	346,555.50		August 2036
Class L1-Z-37A	Regular	Variable (3)	621,594.29	November 2009	August 2036
Class L1-Z-37B	Regular	Variable (4)	621,594.29		August 2036
Class L1-Z-38A	Regular	Variable (3)	692,405.65	December 2009	August 2036
Class L1-Z-38B	Regular	Variable (4)	692,405.65		August 2036
Class L1-Z-39A	Regular	Variable (3)	660,457.60	January 2010	August 2036
Class L1-Z-39B	Regular	Variable (4)	660,457.60		August 2036

Class Designation for each Class of REMIC I Regular Interests and the Class R-1 Residual Interest	Type of Interest	Certificate Interest Rate	Initial Class Principal Balance	Rate Change Date	Assumed Final Maturity Date(1)
Class L1-Z-40A	Regular	Variable (3)	628,134.70	February 2010	August 2036
Class L1-Z-40B	Regular	Variable (4)	628,134.70		August 2036
Class L1-Z-41A	Regular	Variable (3)	607,621.13	March 2010	August 2036
Class L1-Z-41B	Regular	Variable (4)	607,621.13		August 2036
Class L1-Z-42A	Regular	Variable (3)	554,111.53	April 2010	August 2036
Class L1-Z-42B	Regular	Variable (4)	554,111.53		August 2036
Class L1-Z-43A	Regular	Variable (3)	528,945.72	May 2010	August 2036
Class L1-Z-43B	Regular	Variable (4)	528,945.72		August 2036
Class L1-Z-44A	Regular	Variable (3)	444,061.78	June 2010	August 2036
Class L1-Z-44B	Regular	Variable (4)	444,061.78		August 2036
Class L1-Z-45A	Regular	Variable (3)	536,618.69	July 2010	August 2036
Class L1-Z-45B	Regular	Variable (4)	536,618.69		August 2036
Class L1-Z-46A	Regular	Variable (3)	439,582.80	August 2010	August 2036
Class L1-Z-46B	Regular	Variable (4)	439,582.80		August 2036
Class L1-Z-47A	Regular	Variable (3)	487,687.95	September 2010	August 2036
Class L1-Z-47B	Regular	Variable (4)	487,687.95		August 2036
Class L1-Z-48A	Regular	Variable (3)	447,650.27	October 2010	August 2036
Class L1-Z-48B	Regular	Variable (4)	447,650.27		August 2036
Class L1-Z-49A	Regular	Variable (3)	410,877.19	November 2010	August 2036
Class L1-Z-49B	Regular	Variable (4)	410,877.19		August 2036
Class L1-Z-50A	Regular	Variable (3)	382,825.28	December 2010	August 2036
Class L1-Z-50B	Regular	Variable (4)	382,825.28		August 2036
Class L1-Z-51A	Regular	Variable (3)	386,144.51	January 2011	August 2036
Class L1-Z-51B	Regular	Variable (4)	386,144.51		August 2036
Class L1-Z-52A	Regular	Variable (3)	358,187.69	February 2011	August 2036
Class L1-Z-52B	Regular	Variable (4)	358,187.69		August 2036
Class L1-Z-53A	Regular	Variable (3)	339,399.33	March 2011	August 2036
Class L1-Z-53B	Regular	Variable (4)	339,399.33		August 2036
Class L1-Z-54A	Regular	Variable (3)	235,002.01	April 2011	August 2036
Class L1-Z-54B	Regular	Variable (4)	235,002.01		August 2036
Class L1-Z-55A	Regular	Variable (3)	364,405.82	May 2011	August 2036
Class L1-Z-55B	Regular	Variable (4)	364,405.82		August 2036
Class L1-Z-56A	Regular	Variable (3)	330,202.97	June 2011	August 2036
Class L1-Z-56B	Regular	Variable (4)	330,202.97		August 2036
Class L1-Z-57A	Regular	Variable (3)	303,389.89	July 2011	August 2036
Class L1-Z-57B	Regular	Variable (4)	303,389.89		August 2036
Class L1-Z-58A	Regular	Variable (3)	271,586.98	August 2011	August 2036
Class L1-Z-58B	Regular	Variable (4)	271,586.98		August 2036
Class L1-Z-59A	Regular	Variable (3)	4,004,601.99	September 2011	August 2036
Class L1-Z-59B	Regular	Variable (4)	4,004,601.99		August 2036
Class R-1 (7)	Residual		-----		August 2036

(1)   The Distribution Date in the specified month, which is the month following the month the latest maturing Mortgage Loan in the related Loan Group (or Loan Groups, as applicable) matures. For federal income tax purposes, for each Class of REMIC I Regular and Residual Interests, the "latest possible maturity date" shall be the Assumed Final Maturity Date.

(2)   The Class L1-Y-X shall accrue interest at a per annum rate equal to the weighted average of the Adjusted Net Mortgage Rates of the Group I Loans.

(3)   Each REMIC I Group I Regular Interest ending with the designation "A" shall accrue interest at a per annum rate equal to the weighted average of the Adjusted Net Mortgage Rates of the Group I Loans

multiplied by 2, subject to a maximum rate of two times the Swap Rate. Each REMIC I Group II Regular Interest ending with the designation "A" shall accrue interest at a per annum rate equal to the weighted average of the Adjusted Net Mortgage Rates of the Group II Loans multiplied by 2, subject to a maximum rate of two times the Swap Rate.

(4)   Each REMIC I Group I Regular Interest ending with the designation "B" shall accrue interest at a per annum rate equal to the greater of (x) the excess, if any, of (i) 2 multiplied by the weighted average of the Adjusted Net Mortgage Rates of the Group I Loans over (ii) two times the Swap Rate and (y) 0.00%. Each REMIC I Group II Regular Interest ending with the designation "B" shall accrue interest at a per annum rate equal to the greater of (x) the excess, if any, of (i) 2 multiplied by the weighted average of the Adjusted Net Mortgage Rates of the Group II Loans over (ii) two times the Swap Rate and (y) 0.00%.

(5)   The Class L1-Z-X shall accrue interest at a per annum rate equal to the weighted average of the Adjusted Net Mortgage Rates of the Group II Loans.

(6)   The Class R-1 Residual Interest will not be entitled to receive any distributions of interest or principal.

For purposes of calculating the Certificate Interest Rate of any REMIC I Regular Interest for any Distribution Date under the foregoing table, the weighted average of the Adjusted Net Mortgage Rates of the Group I or Group II Mortgage Loans shall be determined (i) on the basis of the Stated Principal Balances of the Mortgage Loans as of the first day of the month preceding such Distribution Date and (ii) by excluding from the determination any Mortgage Loan that was prepaid in full on or after the first day of the month preceding such Distribution Date and before the 15th day of such month.

As provided herein, with respect to REMIC I, the Trustee will cause an election to be made on behalf of REMIC I to be treated for federal income tax purposes as a REMIC. The REMIC I Regular Interests will be designated regular interests in REMIC I and the Class R-1 Residual Interest will be designated the sole class of residual interest in REMIC I, for purposes of the REMIC Provisions.

REMIC II Interests

Class Designation for each Class of REMIC II Regular Interests and the Class R-2 Residual Interest	Type of Interest	Certificate Interest Rate	Initial Class Principal Balance	Assumed Final Maturity Date(1)
Class L2-XX	Regular	Variable (2)	201,529,987.88	August 2036
Class L2-A1	Regular	Variable (2)	879,140.00	August 2036
Class L2-A2	Regular	Variable (2)	392,335.00	August 2036
Class L2-A3	Regular	Variable (2)	102,705.00	August 2036
Class L2-A4	Regular	Variable (2)	170,390.00	August 2036
Class L2-M1	Regular	Variable (2)	74,865.00	August 2036
Class L2-M2	Regular	Variable (2)	73,005.00	August 2036
Class L2-M3	Regular	Variable (2)	66,835.00	August 2036
Class L2-M4	Regular	Variable (2)	39,070.00	August 2036
Class L2-M5	Regular	Variable (2)	34,960.00	August 2036
Class L2-M6	Regular	Variable (2)	32,905.00	August 2036
Class L2-M7	Regular	Variable (2)	30,845.00	August 2036
Class L2-M8	Regular	Variable (2)	29,820.00	August 2036
Class L2-M9	Regular	Variable (2)	23,650.00	August 2036
Class L2-B1	Regular	Variable (2)	16,450.00	August 2036
Class L2-B2	Regular	Variable (2)	16,450.00	August 2036
Class L2-ZZ	Regular	Variable (2)	20,565.00	August 2036
Class L2-SW	Regular	Variable (3)	169,385,692.00	August 2036
Class L2-1-SB	Regular	Variable (2)	4,744.58	August 2036
Class L2-1-GP	Regular	Variable (4)	22,327.38	August 2036
Class L2-2-SB	Regular	Variable (2)	3,995.29	August 2036
Class L2-2-GP	Regular	Variable (5)	18,801.19	August 2036
Class L2-YY	Regular	Variable (2)	205,592,976.34	August 2036
Class R-2 (4)	Residual		------	August 2036

(1)   The Distribution Date in the specified month, which is the month following the month the latest maturing Mortgage Loan in the related Loan Group (or Loan Groups, as applicable) matures. For federal income tax purposes, for each Class of REMIC II Regular and Residual Interests, the "latest possible maturity date" shall be the Assumed Final Maturity Date.

(2)   For each Distribution Date, each of these REMIC II Regular Interests shall accrue interest at a per annum rate (but not less than zero) equal to the weighted average of: (x) the rates on Class L1-Y-X, L1-Z-X, and each REMIC I Regular Interest ending with the designations "B" for such Distribution Date, (y) with respect to REMIC I Regular Interests ending with the designation "A", for each Distribution Date from the second Distribution Date through the Rate Change Date for such REMIC I Regular Interest, the lesser of (i) the product of 2 multiplied by Swap LIBOR, and (ii) the rate on such REMIC I Regular Interest, and (z) with respect to REMIC I Regular Interests ending with the designation "A", for the first Distribution Date and each Distribution Date after the Rate Change Date for such REMIC I Regular Interest, the rate on such REMIC I Regular Interest, in every case weighted on the basis of the Class Principal Balances of each such REMIC I Regular Interest outstanding immediately before such Distribution Date.

(3)   Class L2-SW shall accrue interest on its Uncertificated Notional Amount at a per annum rate equal to: (i) on the second Distribution Date through the 60th Distribution Date, the excess of (x) the weighted average of the rates for REMIC I Regular Interests including the designation "A", over (y) 2 multiplied by Swap LIBOR, and (ii) on the first Distribution Date and after the 60th Distribution Date, 0.00%.

(4)   For each Distribution Date, REMIC II Regular Interest L2-1GP shall accrue interest at a per annum rate (but not less than zero) equal to the weighted average of: (x) the rates on REMIC I Regular Interest L1-Y-X and the REMIC I Group I Regular Interests ending with the designation "B" for such Distribution Date, (y) with respect to REMIC I Group I Regular Interests ending with the designation "A", for each Distribution Date

from the second Distribution Date through the Rate Change Date for such REMIC I Regular Interest, the lesser of (i) the product of 2 multiplied by Swap LIBOR and (ii) the rate on such REMIC I Regular Interest, and (z) with respect to REMIC I Group I Regular Interests ending with the designation "A", for the first Distribution Date and each Distribution Date after the Rate Change Date for such REMIC I Regular Interest, the rate on such REMIC I Regular Interest, in every case weighted on the basis of the Class Principal Balances of each such REMIC I Regular Interest for each such Distribution Date.

(5)   For each Distribution Date, REMIC II Regular Interest L2-2GP shall accrue interest at a per annum rate (but not less than zero) equal to the weighted average of: (x) the rates on REMIC I Regular Interest L1-Z-X and the REMIC I Group II Regular Interests ending with the designation "B" for such Distribution Date, (y) with respect to REMIC I Group II Regular Interests ending with the designation "A", for each Distribution Date from the second Distribution Date through the Rate Change Date for such REMIC I Regular Interest, the lesser of (i) the product of 2 multiplied by Swap LIBOR and (ii) the rate on such REMIC I Regular Interest, and (z) with respect to REMIC I Group II Regular Interests ending with the designation "A", for the first Distribution Date and each Distribution Date after the Rate Change Date for such REMIC I Regular Interest, the rate on such REMIC I Regular Interest, in every case weighted on the basis of the Class Principal Balances of each such REMIC I Regular Interest for each such Distribution Date.

(6)   The Class R-2 Residual Interest shall not be entitled to receive any distributions of interest or principal.

As provided herein, with respect to REMIC II, the Trustee will cause an election to be made on behalf of REMIC II to be treated for federal income tax purposes as a REMIC. The REMIC II Regular Interests will be designated regular interests in REMIC II and the Class R-2 Residual Interest will be designated the sole class of residual interest in REMIC II, for purposes of the REMIC Provisions.

REMIC III Interests

Class Designation for each Class of REMIC III Regular Interests and the Class R-3 Residual Interest	Type of Interest	Certificate Interest or Pass-Through Rate (2)	Initial Certificate Principal Balance	Assumed Final Maturity Date(1)
Class 1-A-1	Regular	(3)	$175,828,000.00	August 2036
Class 2-A-1	Regular	(4)	78,467,000.00	August 2036
Class 2-A-2	Regular	(5)	20,541,000.00	August 2036
Class 2-A-3	Regular	(6)	34,078,000.00	August 2036
Class 2-A-4	Regular	(7)	14,973,000.00	August 2036
Class M-1	Regular	(8)	14,601,000.00	August 2036
Class M-2	Regular	(9)	13,367,000.00	August 2036
Class M-3	Regular	(10)	7,814,000.00	August 2036
Class M-4	Regular	(11)	6,992,000.00	August 2036
Class M-5	Regular	(12)	6,581,000.00	August 2036
Class M-6	Regular	(13)	6,169,000.00	August 2036
Class M-7	Regular	(14)	5,964,000.00	August 2036
Class M-8	Regular	(15)	4,730,000.00	August 2036
Class M-9	Regular	(16)	3,290,000.00	August 2036
Class B-1	Regular	(17)	3,290,000.00	August 2036
Class B-2	Regular	(18)	4,113,000.00	August 2036
Class L3-C	Regular	(19)	10,487,589.56	August 2036
Class L3-SW	Regular	(20)	------	August 2036
Class L3-P	Regular	(21)	$100.00	August 2036
Class R-3	Residual	(22)	------	August 2036

(1)   The Distribution Date in the specified month, which is the month following the month the latest maturing Mortgage Loan in the related Loan Group (or Loan Groups, as applicable) matures. For federal income tax purposes, for each Class of REMIC III Regular and Residual Interests, the "latest possible maturity date" shall be the Assumed Final Maturity Date.

(2)   Indicates the rate at which interest accrues for purposes of computing payments from REMIC III. The Class A, Mezzanine and Class B Certificates are also entitled to certain payments made outside of REMIC III, described in Article 4 of this Agreement. Also, some of the payments made to the holder of the Class L3-C Regular Interest by REMIC III will be applied to pay amounts into the Reserve Fund and the Supplemental Interest Trust, as described in this Agreement.

(3)   On each Distribution Date on or prior to the Optional Termination Date, the Class I-A-1 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 0.155% and (ii) the related REMIC Net WAC Rate for such Distribution Date. On each Distribution Date after the Optional Termination Date, the Class I-A-1 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 0.310% and (ii) the related REMIC Net WAC Rate for such Distribution Date.

(4)   On each subsequent Distribution Date on or prior to the Optional Termination Date, the Class II-A-1 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 0.070% and (ii) the related REMIC Net WAC Rate for such Distribution Date. On each Distribution Date after the Optional Termination Date, the Class II-A-1 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 0.140% and (ii) the related REMIC Net WAC Rate for such Distribution Date.

(5)   On each Distribution Date on or prior to the Optional Termination Date, the Class II-A-2 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 0.120% and (ii) the related REMIC Net WAC Rate for such Distribution Date. On each Distribution Date after the Optional Termination Date, the Class II-A-2 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 0.240% and (ii) the related REMIC Net WAC Rate for such Distribution Date.

(6)   On each Distribution Date on or prior to the Optional Termination Date, the Class II-A-3 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 0.160% and (ii) the related REMIC Net WAC Rate for such Distribution Date. On each Distribution Date after the Optional Termination Date, the Class II-A-3 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 0.320% and (ii) the related REMIC Net WAC Rate for such Distribution Date.

(7)   On each Distribution Date on or prior to the Optional Termination Date, the Class II-A-4 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 0.240% and (ii) the related REMIC Net WAC Rate for such Distribution Date. On each Distribution Date after the Optional Termination Date, the Class II-A-4 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 0.480% and (ii) the related REMIC Net WAC Rate for such Distribution Date.

(8)   On each Distribution Date on or prior to the Optional Termination Date, the Class M-1 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 0.310% and (ii) the related REMIC Net WAC Rate for such Distribution Date. On each Distribution Date after the Optional Termination Date, the Class M-1 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 0.465% and (ii) the related REMIC Net WAC Rate for such Distribution Date.

(9)   On each Distribution Date on or prior to the Optional Termination Date, the Class M-2 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 0.330% and (ii) the related REMIC Net WAC Rate for such Distribution Date. On each Distribution Date after the Optional Termination Date, the Class M-2 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 0.495% and (ii) the related REMIC Net WAC Rate for such Distribution Date.

(10)   On each Distribution Date on or prior to the Optional Termination Date, the Class M-3 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 0.350% and (ii) the related REMIC Net WAC Rate for such Distribution Date. On each Distribution Date after the Optional Termination Date, the Class M-3 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 0.525% and (ii) the related REMIC Net WAC Rate for such Distribution Date.

(11)   On each Distribution Date on or prior to the Optional Termination Date, the Class M-4 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 0.380% and (ii) the related REMIC Net WAC Rate for such Distribution Date. On each Distribution Date after the Optional Termination Date, the Class M-4 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 0.570% and (ii) the related REMIC Net WAC Rate for such Distribution Date.

(12)   On each Distribution Date on or prior to the Optional Termination Date, the Class M-5 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 0.400% and (ii) the related REMIC Net WAC Rate for such Distribution Date. On each Distribution Date after the Optional Termination Date, the Class M-5 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 0.600% and (ii) the related REMIC Net WAC Rate for such Distribution Date.

(13)   On each Distribution Date on or prior to the Optional Termination Date, the Class M-6 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 0.460% and (ii) the related REMIC Net WAC Rate for such Distribution Date. On each Distribution Date after the Optional Termination Date, the Class M-6 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 0.690% and (ii) the related REMIC Net WAC Rate for such Distribution Date.

(14)   On each Distribution Date on or prior to the Optional Termination Date, the Class M-7 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 0.800% and (ii) the related REMIC Net WAC Rate for such Distribution Date. On each Distribution Date after the Optional Termination Date, the Class M-7 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 1.200% and (ii) the related REMIC Net WAC Rate for such Distribution Date.

(15)   On each Distribution Date on or prior to the Optional Termination Date, the Class M-8 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 1.100% and (ii) the related REMIC Net WAC Rate for such Distribution Date. On each Distribution Date after the Optional Termination Date, the Class M-8 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 1.650% and (ii) the related REMIC Net WAC Rate for such Distribution Date.

(16)   On each Distribution Date on or prior to the Optional Termination Date, the Class M-9 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 2.000% and (ii) the related REMIC Net WAC Rate for such Distribution Date. On each Distribution Date after the Optional Termination Date, the Class

M-9 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 3.000% and (ii) the related REMIC Net WAC Rate for such Distribution Date.

(17)   On each Distribution Date on or prior to the Optional Termination Date, the Class B-1 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 2.250% and (ii) the related REMIC Net WAC Rate for such Distribution Date. On each Distribution Date after the Optional Termination Date, the Class B-1 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 3.375% and (ii) the related REMIC Net WAC Rate for such Distribution Date.

(18)   On each Distribution Date on or prior to the Optional Termination Date, the Class B-2 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 2.250% and (ii) the related REMIC Net WAC Rate for such Distribution Date. On each Distribution Date after the Optional Termination Date, the Class B-2 Certificates shall accrue interest at a rate equal to the lesser of (i) LIBOR plus 3.375% and (ii) the related REMIC Net WAC Rate for such Distribution Date.

(19)   The Class L3-C Regular Interest shall accrue interest on the Class C Notional Amount at the rate determined under Annex A.

(20)   The Class L3-SW Regular Interest shall not have a interest rate, but will be entitled to 100% of the interest paid on the Class L2-SW Regular Interest.

(21)   The Class L3-P Regular Interest shall not accrue interest but shall be entitled to receive all Assigned Prepayment Charges collected on the Mortgage Loans.

(22)   The Class R-3 Residual Interest shall not be entitled to receive any distributions of interest or principal.

As provided herein, with respect to REMIC III, the Trustee will cause an election to be made on behalf of REMIC III to be treated for federal income tax purposes as a REMIC. The REMIC III Regular Interests will be designated regular interests in REMIC III, and the Class R-3 Residual Interest will be designated the sole class of residual interest in REMIC III, for purposes of the REMIC Provisions.

REMIC IV Interests

Class Designation for each Class of REMIC IV Regular Interests and the Class R-4 Residual Interest	Type of Interest	Pass-Through Interest Rate	Initial Certificate Principal Balance	Assumed Final Maturity Date (1)
Class C Certificates	Regular	Variable (2)	$10,487,589.56	August 2036
Class R-4	Residual	(3)	------	August 2036

(1)   The Distribution Date in the specified month, which is the month following the month the latest maturing Mortgage Loan in the related Loan Group (or Loan Groups, as applicable) matures. For federal income tax purposes, for each Class of REMIC IV Regular and Residual Interests, the "latest possible maturity date" shall be the Assumed Final Maturity Date.

(2)   The Class C Certificates shall be entitled to receive 100% of the interest paid on the Class L3-C Regular Interest.

(3)   The Class R-4 Residual Interest shall not be entitled to receive any distributions of interest or principal.

As provided herein, with respect to REMIC IV, the Trustee will cause an election to be made on behalf of REMIC IV to be treated for federal income tax purposes as a REMIC. The Class C Certificates will be designated regular interests in REMIC IV, and the Class R-4 Residual Interest will be designated the sole class of residual interest in REMIC IV, for purposes of the REMIC Provisions.

REMIC V Interests

Class Designation for each Class of REMIC V Regular Interests and the Class R-5 Residual Interest	Type of Interest	Pass-Through Interest Rate	Initial Certificate Principal Balance	Assumed Final Maturity Date (1)
Class P Certificates	Regular	(2)	$100.00	August 2036
Class R-5	Residual	(3)	------	August 2036

(1)   The Distribution Date in the specified month, which is the month following the month the latest maturing Mortgage Loan in the related Loan Group (or Loan Groups, as applicable) matures. For federal income tax purposes, for each Class of REMIC V Regular and Residual Interests, the "latest possible maturity date" shall be the Assumed Final Maturity Date.

(2)   The Class P Certificates shall be entitled to receive 100% of the interest paid on the Class L3-P Regular Interest. In addition, the Class P Certificates shall be entitled to receive all amounts described in clause (b) of the definition of Assigned Prepayment Charges, but such amounts shall be treated as paid outside of REMIC V.

(3)   The Class R-5 Residual Interest shall not be entitled to receive any distributions of interest or principal.

        As provided herein, with respect to REMIC V, the Servicer will cause an election to be made on behalf of REMIC V to be treated for federal income tax purposes as a REMIC. The Class C Certificates will be designated regular interests in REMIC V, and the Class R-5 Residual Interest will be designated the sole class of residual interest in REMIC V, for purposes of the REMIC Provisions.

REMIC VI Interests

Class Designation for each Class of REMIC VI Regular Interests and the Class R-6 Residual Interest	Type of Interest	Certificate Interest Rate	Initial Class Principal Balance	Assumed Final Maturity Date (1)
Class L6-SW	Regular	(2)	----	August 2036
Class R-6	Residual	(3)	----	August 2036

(1)   The Distribution Date in the specified month, which is the month following the month the latest maturing Mortgage Loan in the related Loan Group (or Loan Groups, as applicable) matures. For federal income tax purposes, for each Class of REMIC VI Regular and Residual Interests, the "latest possible maturity date" shall be the Assumed Final Maturity Date.

(2)   The Class L6-SW Regular Interest shall be entitled to receive 100% of the interest paid on the Class L3-SW Regular Interest.

(3)   The Class R-6 Residual Interest shall not be entitled to receive any distributions of interest or principal.

As provided herein, with respect to REMIC VI, the Trustee will cause an election to be made on behalf of REMIC VI to be treated for federal income tax purposes as a REMIC. The Class L6-SW Regular Interest will be designated regular interests in REMIC VI, and the Class R-6 Residual Interest will be designated the sole class of residual interest in REMIC VI, for purposes of the REMIC Provisions.

In addition, the Trust will issue the Class R Certificates (which will represent ownership of the Class R-1, Class R-2 and Class R-3 Residual Interests), the Class R-CX Certificates (which will represent the Class R-4 and Class R-6 Residual Interests) and the Class R-PX Certificates (which will represent the Class R-5 Residual Interest).

As of the Cut-Off Date, the Mortgage Loans have an aggregate Principal Balance of $411,285,689.56 and, as of the Closing Date the Certificates have an aggregate Certificate Principal Balance of $411,285,689.56.

WITNESSETH:

WHEREAS, the Company is a corporation duly organized and existing under and by virtue of the laws of the State of Delaware and has full corporate power and authority to enter into this Agreement and to undertake the obligations undertaken by it herein;

WHEREAS, the Servicer is a federal savings association and has full power and authority to enter into this Agreement and to undertake the obligations undertaken by it herein;

WHEREAS, the Trustee is a national banking association duly organized and existing under the laws of the United States of America and has full power and authority to enter into this Agreement;

WHEREAS, the Delaware Trustee is a banking corporation duly organized and existing under the laws of the State of Delaware and has full power and authority to enter into this Agreement;

WHEREAS, prior to the execution and delivery hereof, the Company and the Delaware Trustee have entered into the Original Trust Agreement, and the Delaware Trustee has filed the Certificate of Trust;

WHEREAS, it is the intention of the Company, the Servicer, the Trustee and the Delaware Trustee that the Trust created by this Agreement constitute a statutory trust under the Statutory Trust Statute, that this Agreement constitute the governing instrument of the Trust, and that this Agreement amend and restate the Original Trust Agreement;

WHEREAS, the Company is the owner of the Mortgage Loans identified in the Mortgage Loan Schedule hereto having Stated Principal Balances on the Cut-Off Date as stated therein; and

WHEREAS, the Company has been duly authorized to create the Trust to (i) hold the Mortgage Loans and certain other property, (ii) issue the REMIC I Regular Interests and the Class R-1 Residual Interest, (iii) hold the REMIC I Regular Interests, (iv) issue the REMIC II Regular Interests and the Class R-2 Residual Interest, (v) hold the REMIC II Regular Interests, (vi) issue the Certificates (other than the Class C and Class P Certificates), the Class C Regular Interest, the Class L3-SW Regular Interest, the Class L3-P Regular Interest and the Class R-3 Residual Interest, (vii) hold the Class C Regular Interest, (viii) issue the Class C Certificates and the Class R-4 Residual Interest, (ix) hold the Class L3-P Regular Interest, (x) issue the Class P Certificates and the Class R-5 Residual Interest, (xi) hold the Class L3-SW Regular Interest, and (xii) issue the Class L6-SW Regular Interest and the Class R-6 Residual Interest.

NOW, THEREFORE, in order to declare the terms and conditions upon which the REMIC I Regular Interests, the REMIC II Regular Interests, the REMIC III Regular Interests, the Residual Interests and the Certificates are to be issued, and in consideration of the premises and of the purchase and acceptance of the Certificates by the Holders thereof, the Company covenants and agrees with the Servicer, the Trustee and the Delaware Trustee, for the equal and proportionate benefit of the respective Holders from time to time of the REMIC I Regular

Interests, the REMIC II Regular Interests, the REMIC III Regular Interests and the Certificates, as applicable, as follows:

ARTICLE I

Definitions

Section 1.01   *Defined Terms.*

Whenever used in this Agreement, the following words and phrases, unless the context otherwise requires, shall have the meanings specified in this Article. Unless otherwise specified, all calculations in respect of interest on the Class A Certificates, the Mezzanine Certificates and the Class B Certificates shall be made on the basis of the actual number of days elapsed on the basis of a 360-day year and all other calculations of interest described herein shall be made on the basis of a 360-day year consisting of twelve 30-day months. The Class P Certificates and the Residual Certificates are not entitled to distributions in respect of interest and, accordingly, will not accrue interest.

Account: Either of the Collection Account and Distribution Account.

Accrual Period: With respect to the Class C Certificates, the REMIC I, REMIC II and REMIC III Regular Interests and each Distribution Date, the calendar month prior to the month of such Distribution Date. With respect to the Class A Certificates, the Mezzanine Certificates and the Class B Certificates, and each Distribution Date, the period commencing on the immediately preceding Distribution Date (or in the case of the first such Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.

Additional Termination Event: As defined in the Swap Agreement.

Adjustable Rate Mortgage Loan: A Mortgage Loan which provides for an adjustable Mortgage Rate payable with respect thereto.

Adjusted Net Maximum Mortgage Rate: With respect to any Mortgage Loan (or the related REO Property), as of any Distribution Date, a per annum rate of interest equal to the Maximum Mortgage Rate for such Mortgage Loan (if such Mortgage Loan is an Adjustable Rate Mortgage Loan) or the Mortgage Rate for such Mortgage Loan (if such Mortgage Loan is a Fixed Rate Mortgage Loan), in either case as of the first day of the month preceding the month in which such Distribution Date occurs, minus the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate.

Adjusted Net Mortgage Rate: With respect to any Mortgage Loan (or the related REO Property), as of any Distribution Date, a per annum rate of interest equal to the Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs, minus the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate.

Adjustment Date: With respect to each Adjustable Rate Mortgage Loan, each date, on which the Mortgage Rate of such Mortgage Loan changes pursuant to the related Mortgage Note. The first Adjustment Date following the Cut-off Date as to each Adjustable Rate Mortgage Loan is set forth in the Mortgage Loan Schedule.

Advance: As to any Mortgage Loan or REO Property, any advance made by the Servicer in respect of any Distribution Date pursuant to Section 4.02.

Affiliate: With respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition, "control" means the power to direct the management and policies of a Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise and "controlling" and "controlled" shall have meanings correlative to the foregoing.

Agreement: The meaning specified in the introductory paragraph hereof.

Appraised Value: With respect to any Mortgaged Property, the value thereof as determined by an appraisal made for the originator of the related Mortgage Loan at the time of origination of such Mortgage Loan by an appraiser who met the minimum requirements of Fannie Mae.

Assigned Prepayment Charges: For any Distribution Date, the sum of (a) all voluntary Prepayment Charges collected on the Mortgage Loans during the Prepayment Period and (b) all payments received by the Servicer from the Seller during the Prepayment Period in respect of Prepayment Charges pursuant to Section 3.3(c) of the Mortgage Loan Purchase Agreement.

Assignment: An assignment of Mortgage, notice of transfer or equivalent instrument, in recordable form (excepting therefrom, if applicable, the mortgage recordation information which has not been required pursuant to this Agreement or returned by the applicable recorder's office), which is sufficient under the laws of the jurisdiction in which the related Mortgaged Property is located to reflect of record the sale of the Mortgage.

Authenticating Agent: Any authenticating agent appointed by the Trustee pursuant to Section 8.11.

Authorized Denomination: With respect to each Class of Certificates (other than the Class P Certificates and the Residual Certificates), an initial Certificate Principal Balance equal to $25,000 and multiples of $1 in excess thereof. The Residual Certificates and the Class P Certificates will be issued in fully registered form in minimum denominations of 20% of the Percentage Interest therein and increments of 1% in excess thereof.

Balloon Mortgage Loan. A Mortgage Loan that provides for a Balloon Payment.

Balloon Payment: With respect to any Balloon Mortgage Loan, the payment of the unamortized principal balance of a Mortgage Loan in a single payment at the maturity of such Mortgage Loan.

Bankruptcy Code: The Bankruptcy Reform Act of 1978 (Title 11 of the United States Code), as amended.

Bankruptcy Loss: With respect to any Mortgage Loan, a Realized Loss resulting from a Deficient Valuation or Debt Service Reduction.

Beneficial Holder: A Person holding a beneficial interest in any Book-Entry Certificate as or through a DTC Participant or an Indirect DTC Participant or a Person holding a beneficial interest in any Definitive Certificate.

Book-Entry Certificates: The Class A Certificates, the Mezzanine Certificates and the Class B Certificates, beneficial ownership and transfers of which shall be made through book entries as described in Section 5.07.

Business Day: Any day other than a Saturday, a Sunday or a day on which banking institutions in Stockton, California, Chicago, Illinois, New York, New York, Seattle, Washington or any city in which the Corporate Trust Office is located are authorized or obligated by law or executive order to be closed.

Calculation Period: As such term is defined in the Swap Agreement.

Certificate: Any Regular Certificate or Residual Certificate.

Certificate Interest Rate: For each Class of REMIC I, REMIC II and REMIC III Regular Interests, and the Class L6-SW Regular Interest, the per annum rate set forth as the Certificate Interest Rate for such Class in the Preliminary Statement hereto.

Certificate Margin: For any Class of Certificates and any Distribution Date, the percentage added to LIBOR in the determination of the Pass-Through Rate for such Class of Certificates on such Distribution Date, as set forth in the Preliminary Statement hereto.

Certificate of Trust: The certificate of trust filed with respect to the Trust with the Secretary of State in accordance with Section 3810(a) of the Statutory Trust Statute.

Certificate Principal Balance: With respect to any Class A Certificates, Mezzanine Certificates, Class B Certificates or Class P Certificates immediately prior to any Distribution Date, an amount equal to the Initial Certificate Principal Balance thereof reduced by the sum of all amounts actually distributed in respect of principal of such Class and, in the case of a Mezzanine Certificate or Class B Certificate, Realized Losses allocated thereto on all prior Distribution Dates and, in the case of a Mezzanine Certificate or Class B Certificate, increased by the Realized Losses reinstated thereto on all prior Distribution Dates due to Subsequent Recoveries. With respect to any Class C Certificates as of any date of determination, an amount equal to the Uncertificated Principal Balance of the Class C Interest. The Residual Certificates will not have a Certificate Principal Balance.

Certificate Register and Certificate Registrar: The register and the registrar appointed, respectively and maintained pursuant to Section 5.03.

Certificateholder or *Holder*: The Person in whose name a Certificate is registered in the Certificate Register, except that a Disqualified Organization or a Non-United States Person shall not be a Holder of a Residual Certificate for any purposes hereof and, solely for the purposes of giving any consent, direction or taking any other action pursuant to this Agreement, any Certificate registered in the name of the Company or the Servicer or any Affiliate thereof shall be deemed not to be outstanding and the Voting Rights to which it is entitled shall not be taken into account in determining whether the requisite percentage of Voting Rights necessary to effect any such consent, direction or other action has been obtained, except as otherwise provided in the definition of "Tax Matters Person." The Trustee and the NIMS Insurer may conclusively rely upon a certificate of the Company or the Servicer in determining whether a Certificate is held by an Affiliate thereof. All references herein to "Holders" or "Certificateholders" shall reflect the rights of Beneficial Holders as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified herein; *provided*, *however*, that the Trustee and the NIMS Insurer shall be required to recognize as a "Holder" or "Certificateholder" only the Person in whose name a Certificate is registered in the Certificate Register.

Certification: As defined in Section 4.08(b) hereof.

Class: Collectively, Certificates which have the same priority of payment and bear the same class designation and the form of which is identical except for variation in the Percentage Interest evidenced thereby.

Class I-A Certificate: Any one of the Class I-A Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC III.

Class II-A-1 Certificate: Any one of the Class II-A-1 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC III.

Class II-A-2 Certificate: Any one of the Class II-A-2 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC III.

Class II-A-3 Certificate: Any one of the Class II-A-3 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC III.

Class II-A-4 Certificate: Any one of the Class II-A-4 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC III.

Class A Certificates: The Group I Senior Certificates and the Group II Senior Certificates.

Class A Principal Distribution Amount: With respect to any Distribution Date, the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount.

Class B Certificates: The Class B-1 Certificates and the Class B-2 Certificates.

Class B-1 Certificate: Any one of the Class B-1 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC III.

Class B-1 Principal Distribution Amount: With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class B-1 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (v) the aggregate Certificate Principal Balance of the Class M-4 Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount on such Distribution Date), (vi) the aggregate Certificate Principal Balance of the Class M-5 Certificates (after taking into account the payment of the Class M-5 Principal Distribution Amount on such Distribution Date), (vii) the aggregate Certificate Principal Balance of the Class M-6 Certificates (after taking into account the payment of the Class M-6 Principal Distribution Amount on such Distribution Date), (viii) the aggregate Certificate Principal Balance of the Class M-7 Certificates (after taking into account the payment of the Class M-7 Principal Distribution Amount on such Distribution Date), (ix) the aggregate Certificate Principal Balance of the Class M-8 Certificates (after taking into account the payment of the Class M-8 Principal Distribution Amount on such Distribution Date), (x) the aggregate Certificate Principal Balance of the Class M-9 Certificates (after taking into account the payment of the Class M-9 Principal Distribution Amount on such Distribution Date), and (xi) the aggregate Certificate Principal Balance of the Class B-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 92.90% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

Class B-2 Certificate: Any one of the Class B-2 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC III.

Class B-2 Principal Distribution Amount: With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class B-2 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (v) the aggregate Certificate Principal Balance of the Class M-4 Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount on such Distribution Date), (vi) the aggregate Certificate Principal Balance of the Class M-5 Certificates (after taking into account the payment of the Class M-5 Principal Distribution Amount on such Distribution Date), (vii) the aggregate Certificate Principal Balance of the Class M-6 Certificates (after taking into account the payment of the Class M-6 Principal Distribution Amount on such Distribution Date), (viii) the aggregate Certificate Principal Balance of the Class M-7 Certificates (after taking into account the payment of the Class M-7 Principal Distribution Amount on such Distribution Date), (ix) the aggregate Certificate Principal Balance of the Class M-8 Certificates (after taking into account the payment of the Class M-8 Principal Distribution Amount on such Distribution Date), (x) the aggregate Certificate Principal Balance of the Class M-9 Certificates (after taking into account the payment of the Class M-9 Principal Distribution Amount on such Distribution Date), (xi) the aggregate Certificate Principal Balance of the Class B-1 Certificates (after taking into account the payment of the Class B-1 Principal Distribution Amount on such Distribution Date) and (xii) the aggregate Certificate Principal Balance of the Class B-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 94.90% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

Class C Certificate: Any one of the Class C Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC IV.

Class C NIM Payment Amount: For any Distribution Date (I) on or before the date the NIM Notes are issued, zero, (II) from the first Distribution Date after the date on which the NIM Notes are issued until the principal balance of the NIM Notes has been reduced to zero, the amount necessary to pay in full the NIM Notes as provided in the Indenture and to pay in full any amounts owed to the NIMS Insurer as provided in the Indenture less the amounts payable to the Class C Certificates from the Reserve Fund on such Distribution Date and (III) thereafter, zero.

Class C Shortfall: As defined in Section 4.05(l) hereof.

Class L1-Y-A Regular Interests: Any of fifty-nine uncertificated undivided beneficial interests in REMIC I which constitute REMIC I Regular Interests and are entitled to distributions as set forth herein.

Class L1-Y-B Regular Interests: Any of fifty-nine uncertificated undivided beneficial interests in REMIC I which constitute REMIC I Regular Interests and are entitled to distributions as set forth herein.

Class L1-Y-X Regular Interest: The uncertificated undivided beneficial interest in REMIC I which constitutes a REMIC I Regular Interest and is entitled to distributions as set forth herein.

Class L1-Z-A Regular Interests: Any of fifty-nine uncertificated undivided beneficial interests in REMIC I which constitute REMIC I Regular Interests and are entitled to distributions as set forth herein.

Class L1-Z-B Regular Interests: Any of fifty-nine uncertificated undivided beneficial interests in REMIC I which constitute REMIC I Regular Interests and are entitled to distributions as set forth herein.

Class L1-Z-X Regular Interest: The uncertificated undivided beneficial interest in REMIC I which constitutes a REMIC I Regular Interest and is entitled to distributions as set forth herein.

Class L2-1-A1 Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L2-2-A1 Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L2-2-A2 Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L2-2-A3 Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L2-2-A4 Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L2-2-M1 Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L2-2-M2 Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L2-2-M3 Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L2-2-M4 Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L2-2-M5 Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L2-2-M6 Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L2-2-M7 Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L2-2-M8 Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L2-2-M9 Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L2-2-B1 Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L2-2-B2 Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L2-1-GP Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L2-1-SB Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L2-2-GP Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L2-2-SB Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L2-SW Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L2-XX Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L2-YY Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L2-ZZ Regular Interest: The uncertificated undivided beneficial interest in REMIC II which constitutes a REMIC II Regular Interest and is entitled to distributions as set forth herein.

Class L3-C Regular Interest: The uncertificated undivided beneficial interest in REMIC III which constitutes a REMIC III Regular Interest and is entitled to distributions as set forth herein.

Class L3-P Regular Interest: An uncertificated undivided beneficial interest in REMIC III which constitutes a REMIC III Regular Interest and is entitled to distributions as set forth herein.

Class L3-SW Regular Interest: The uncertificated undivided beneficial interest in REMIC III which constitutes a REMIC III Regular Interest and is entitled to distributions as set forth herein.

Class L6-SW Regular Interest: The uncertificated undivided beneficial interest in REMIC VI which constitutes a regular interest in REMIC VI and is entitled to distributions as set forth herein.

Class M-1 Certificate: Any one of the Class M-1 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC III.

Class M-1 Principal Distribution Amount: With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date) and (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 64.60% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

Class M-2 Certificate: Any one of the Class M-2 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC III.

Class M-2 Principal Distribution Amount: With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date) and (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 71.10% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

Class M-3 Certificate: Any one of the Class M-3 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC III.

Class M-3 Principal Distribution Amount: With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date) and (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 74.90% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

Class M-4 Certificate: Any one of the Class M-4 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC III.

Class M-4 Principal Distribution Amount: With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), and (v) the aggregate Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 78.30% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related

Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

Class M-5 Certificate: Any one of the Class M-5 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC III.

Class M-5 Principal Distribution Amount: With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (v) the aggregate Certificate Principal Balance of the Class M-4 Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount on such Distribution Date) and (vi) the aggregate Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 81.50% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

Class M-6 Certificate: Any one of the Class M-6 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC III.

Class M-6 Principal Distribution Amount: With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate

Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (v) the aggregate Certificate Principal Balance of the Class M-4 Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount on such Distribution Date), (vi) the aggregate Certificate Principal Balance of the Class M-5 Certificates (after taking into account the payment of the Class M-5 Principal Distribution Amount on such Distribution Date) and (vii) the aggregate Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 84.50% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

Class M-7 Certificate: Any one of the Class M-7 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC III.

Class M-7 Principal Distribution Amount: With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (v) the aggregate Certificate Principal Balance of the Class M-4 Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount on such Distribution Date), (vi) the aggregate Certificate Principal Balance of the Class M-5 Certificates (after taking into account the payment of the Class M-5 Principal Distribution Amount on such Distribution Date), (vii) the aggregate Certificate Principal Balance of the Class M-6 Certificates (after taking into account the payment of the Class M-6 Principal Distribution Amount on such Distribution Date) and (viii) the aggregate Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 87.40% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

Class M-8 Certificate: Any one of the Class M-8 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC III.

Class M-8 Principal Distribution Amount: With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (v) the aggregate Certificate Principal Balance of the Class M-4 Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount on such Distribution Date), (vi) the aggregate Certificate Principal Balance of the Class M-5 Certificates (after taking into account the payment of the Class M-5 Principal Distribution Amount on such Distribution Date), (vii) the aggregate Certificate Principal Balance of the Class M-6 Certificates (after taking into account the payment of the Class M-6 Principal Distribution Amount on such Distribution Date), (viii) the aggregate Certificate Principal Balance of the Class M-7 Certificates (after taking into account the payment of the Class M-7 Principal Distribution Amount on such Distribution Date) and (ix) the aggregate Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 87.90% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

Class M-9 Certificate: Any one of the Class M-9 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC III.

Class M-9 Principal Distribution Amount: With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-9 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (v) the aggregate Certificate Principal Balance of the Class M-4 Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount on such Distribution Date), (vi) the aggregate Certificate Principal Balance of the Class M-5 Certificates (after taking into account the payment of the Class M-5 Principal Distribution Amount on such Distribution Date), (vii) the aggregate Certificate Principal Balance of the Class M-6 Certificates (after taking into account the payment of the Class M-6 Principal Distribution Amount on such Distribution Date), (viii) the aggregate Certificate Principal Balance of the Class M-7 Certificates (after taking into account the payment of the Class M-7 Principal Distribution Amount on such Distribution Date), (ix) the aggregate Certificate Principal Balance of the Class M-8 Certificates (after taking into account the payment of the Class M-8 Principal Distribution Amount on such Distribution Date) and (x) the aggregate Certificate Principal Balance of the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 91.30% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

Class P Certificate: Any one of the Class P Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC PX.

Class Principal Balance: With respect to each Regular Interest, the principal amount of such Regular Interest outstanding as of any date of determination. As of the Closing Date, the Class Principal Balance of each Regular Interest shall equal the amount set forth in the Preliminary Statement hereto as its initial Class Principal Balance. On each Distribution Date, the Class Principal Balance of each Regular Interest shall be reduced by all distributions of principal made on such Regular Interest on such Distribution Date pursuant to the definition of REMIC I, REMIC II or REMIC III Distribution Amount, as applicable and, if and to the extent necessary and appropriate, shall be further reduced on such Distribution Date by Realized Losses allocated to such Class and increased by Subsequent Recoveries allocated to such Class, and the Class Principal Balance of the Class L2-ZZ Regular Interest shall be increased by interest deferrals as provided in paragraph (a)(ii) of the definition of REMIC II Distribution Amount. The Class Principal Balance of each Regular Interest that has a Class Principal Balance shall never be less than zero.

Class R Certificate: Any one of the Class R Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit B, executed, authenticated and delivered by the Trustee, evidencing the ownership of the Class R-1 Interest, the Class R-2 Interest and the Class R-3 Interest.

Class R-1 Interest: The Residual Interest in REMIC I.

Class R-2 Interest: The Residual Interest in REMIC II.

Class R-3 Interest: The Residual Interest in REMIC III.

Class R-4 Interest: The Residual Interest in REMIC IV.

Class R-5 Interest: The Residual Interest in REMIC V.

Class R-6 Interest: The Residual Interest in REMIC VI.

Class R-CX Certificate: Any one of the Class R-CX Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit B, executed, authenticated and delivered by the Trustee, evidencing the ownership of the Class R-CX Interest and the Class R-SwapX Interest.

Class R-PX Certificate: Any one of the Class R-PX Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit B, executed, authenticated and delivered by the Trustee, evidencing the ownership of the Class R-PX Interest.

Clean-up Call Percentage: 10%.

Clearing Agency: An organization registered as a "clearing agency" pursuant to Section 17A of the Securities Exchange Act of 1934, as amended, which initially shall be DTC.

Close of Business: As used herein, with respect to any Business Day, 5:00 p.m. (New York time).

Closing Date: September 27, 2006.

Closing Date Mortgage Loans: The Group I Closing Date Mortgage Loans and the Group II Closing Date Mortgage Loans.

Code: The Internal Revenue Code of 1986, as amended.

Collection Account: The account or accounts created and maintained by the Servicer pursuant to Section 3.10(a) with an Eligible Institution, which shall be entitled "Washington Mutual Bank, as Servicer, in trust for holders of Washington Mutual Asset-Backed Certificates, WMABS, Series 2006-HE3."

Commission: The Securities and Exchange Commission.

Company: The meaning specified in the introductory paragraph hereof.

Compensating Interest: As defined in Section 3.24.

Corporate Trust Office: The corporate trust office of the Trustee, at which at any particular time its corporate trust business with respect to this Agreement shall be administered, which office at the date of the execution of this Agreement is located at 135 South LaSalle Street, Suite 1511, Chicago, Illinois, 60603, Attention: Global Securities and Trust Services – WMABS Series 2006-HE3.

Corporation: Any Person (other than an individual, partnership, joint venture or unincorporated organization) incorporated, associated, organized, chartered or existing under the laws of any state or under the federal laws of the United States of America; *provided*, that such Person have indefinite existence under the law of its domicile.

Corresponding Certificates: As shown on the following chart:

REMIC II	REMIC III
Class L2-1-A1	Class I-A-1
Class L2-2-A1	Class II-A-1
Class L2-2-A2	Class II-A-2
Class L2-2-A3	Class II-A-3
Class L2-2-A4	Class II-A-4
Class L2-M1	Class M-1
Class L2-M2	Class M-2
Class L2-M3	Class M-3
Class L2-M4	Class M-4
Class L2-M5	Class M-5
Class L2-M6	Class M-6
Class L2-M7	Class M-7
Class L2-M8	Class M-8
Class L2-M9	Class M-9
Class L2-B1	Class B-1
Class L2-B2	Class B-2

In addition, the Class L3-P Regular Interest shall be a Corresponding Class to the Class P Certificates, and the Class L3-C Regular Interest shall be a Corresponding Class to the Class C Certificates.

Counterparty Payment: With respect to any Distribution Date, an amount equal to the product of (i) USD-LIBOR-BBA for such Distribution Date, (ii) the Swap Notional Amount for such Distribution Date and (iii) a fraction, the numerator of which is 30 and the denominator of which is 360.

Credit Enhancement Percentage: With respect to any Distribution Date, the percentage equivalent of a fraction, the numerator of which is (x) the sum of the aggregate Certificate Principal Balance of the Mezzanine Certificates, the Class B Certificates and the Class Principal Balance of the Class L3-C Regular Interest, calculated prior to distribution of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount in respect of the Certificates then entitled to distributions of principal on such Distribution Date, and the denominator of which is (y) the aggregate Stated Principal Balance of the Mortgage Loans, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period.

Cumulative Loss Trigger Event: A Cumulative Loss Trigger Event has occurred with respect to any Distribution Date in or after October 2008, if the percentage obtained by dividing (x) the aggregate amount of Realized Losses incurred (less any Subsequent Recoveries) with respect to the Mortgage Loans from the Cut-off Date through the last day of the related Due Period by (y) the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, exceeds the applicable percentage set forth below for such Distribution Date:

Distribution Date Occurring in	Cumulative Loss Percentage
October 2008 through September 2009	1.35% for the first month, plus an additional 1/12th of 1.70% for each month thereafter.
October 2009 through September 2010	3.05% for the first month, plus an additional 1/12th of 1.75% for each month thereafter.
October 2010 through September 2011	4.80% for the first month, plus an additional 1/12th of 1.45% for each month thereafter.
October 2011 through September 2012	6.25% for the first month, plus an additional 1/12th of 0.75% for each month thereafter.
October 2012 through September 2013	7.00% for the first month, plus an additional 1/12th of 0.05% for each month thereafter.
October 2013 and thereafter	7.05% for each month.

Custodial Agreement: The agreement, if any, between the Trustee and a Custodian (or the Trustee, a Custodian and the Servicer) providing for the safekeeping of the Mortgage Files on behalf of the Trust.

Custodian: Any custodian which is appointed by the Trustee with the consent of the Servicer, as provided in Article II hereof, pursuant to a Custodial Agreement. Any Custodian so appointed shall act as agent on behalf of the Trustee. The reasonable fees and expenses of the Custodian shall be paid by the Servicer.

Cut-off Date: With respect to each Closing Date Mortgage Loan, September 1, 2006; and with respect to each Substitute Mortgage Loan, its date of substitution, as applicable.

Cut-off Date Aggregate Principal Balance: The aggregate of the Cut-off Date Principal Balances of the Mortgage Loans.

Cut-off Date Principal Balance: With respect to any Mortgage Loan, the unpaid principal balance thereof as of the Cut-off Date (with respect to a Closing Date Mortgage Loan); or as of the applicable date of substitution (with respect to a Substitute Mortgage Loan), after giving effect to scheduled payments due on or before the Cut-off Date, whether or not received.

Debt Service Reduction: With respect to any Mortgage Loan, a reduction in the scheduled Monthly Payment for such Mortgage Loan by a court of competent jurisdiction in a proceeding under the Bankruptcy Code, except such a reduction resulting from a Deficient Valuation.

Deficient Valuation: With respect to any Mortgage Loan, a valuation of the related Mortgaged Property by a court of competent jurisdiction in an amount less than the then outstanding principal balance of the Mortgage Loan, which valuation results from a proceeding initiated under the Bankruptcy Code.

Definitive Certificates: Certificates in definitive, fully registered and certificated form.

Delaware Trustee: Christiana Bank & Trust Company, or its successor-in-interest as provided in Section 8.09, or any successor trustee appointed as herein provided.

Delinquency Percentage: With respect to any Distribution Date, the percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties related to the Mortgage Loans and (iii) Mortgage Loans in foreclosure and in bankruptcy (excluding any such Mortgage Loans which are less than 60 days Delinquent under the bankruptcy plan) by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period.

Delinquency Trigger Event: A Delinquency Trigger Event has occurred with respect to a Distribution Date if the Delinquency Percentage exceeds 37.50% of the Credit Enhancement Percentage.

Delinquent: With respect to any Mortgage Loan and related Monthly Payment, the Monthly Payment due on a Due Date which is not made by the Close of Business on the next scheduled Due Date for such Mortgage Loan. For example, a Mortgage Loan is 60 or more days Delinquent if the Monthly Payment due on a Due Date is not made by the Close of Business on the second scheduled Due Date after such Due Date.

Depositary Agreement: The Letter of Representations, dated September 27, 2006 by and among DTC, the Trust and the Trustee. The Trustee is authorized to enter into the Depositary Agreement on behalf of the Trust.

Determination Date: With respect to any Distribution Date, the 15th day of the calendar month in which such Distribution Date occurs or, if such 15th day is not a Business Day, the Business Day immediately preceding such 15th day.

Directly Operate: With respect to any REO Property, the furnishing or rendering of services to the tenants thereof, the management or operation of such REO Property, the holding of such REO Property primarily for sale to customers, the performance of any construction work thereon or any use of such REO Property in a trade or business conducted by the REMIC other than through an Independent Contractor; *provided*, *however*, that the Trustee (or the Servicer on behalf of the Trustee) shall not be considered to Directly Operate an REO Property solely because the Trustee (or the Servicer on behalf of the Trustee) establishes rental terms, chooses tenants, enters into or renews leases, deals with taxes and insurance, or makes decisions as to repairs or capital expenditures with respect to such REO Property.

Disqualified Organization: Any Person which is not a Permitted Transferee, but does not include any Pass-Through Entity which owns or holds a Residual Certificate and of which a Disqualified Organization, directly or indirectly, may be a stockholder, partner or beneficiary.

Distribution Account: The trust account or accounts created and maintained by the Trustee pursuant to Section 3.10(b) with itself or an Eligible Institution which shall be entitled "LaSalle Bank National Association, as Trustee, in trust for the holders of Washington Mutual Asset-Backed Certificates, WMABS, Series 2006-HE3."

Distribution Date: The 25th day of any calendar month, or if such 25th day is not a Business Day, the Business Day immediately following such 25th day, commencing in October 2006.

DTC: The Depository Trust Company.

DTC Participant: A Person for whom DTC effects book-entry transfers and pledges of securities deposited with DTC.

Due Date: With respect to each Distribution Date, the first day of the calendar month in which such Distribution Date occurs, which is the day of the month on which the Monthly Payment is due on a Mortgage Loan, exclusive of any days of grace.

Due Period: With respect to any Distribution Date, the period commencing on the second day of the month preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.

Early Termination Date: As defined in the Swap Agreement.

Eligible Institution: An institution having (i) the highest short-term debt rating, and one of the two highest long-term debt ratings, of the Rating Agencies, (ii) with respect to any Collection Account, an unsecured long-term debt rating of at least one of the two highest unsecured long-term debt ratings of the Rating Agencies, or (iii) the approval of the Rating Agencies. Notwithstanding the foregoing, Washington Mutual Bank shall be an "Eligible Institution" if the following conditions are satisfied: (i) Washington Mutual Bank is acting as Servicer, (ii) if S&P is a Rating Agency as defined herein, the long-term unsecured debt obligations of Washington Mutual Bank are rated no lower than "A-" by S&P and the short-term unsecured debt obligations of Washington Mutual Bank are rated no lower than "A-2" by S&P, (iii) if Fitch is a Rating Agency as defined herein, the long-term unsecured debt obligations of Washington Mutual Bank are rated no lower than "A" by Fitch and the short-term unsecured debt obligations of Washington Mutual Bank are rated no lower than "F1" by Fitch and (iv) if Moody's is a Rating Agency as defined herein, the long-term unsecured debt obligations of Washington Mutual Bank are rated no lower than "A2" by Moody's and the short-term unsecured debt obligations of Washington Mutual Bank are rated no lower than "P-1" by Moody's; *provided,* that if the long-term or short-term unsecured debt obligations of Washington Mutual Bank are downgraded by any of the Rating Agencies to a rating lower than the applicable rating specified in this sentence, Washington Mutual Bank shall cease to be an "Eligible Institution" ten Business Days after it receives notification of such downgrade.

Eligible Investments: The investment property or other property listed below:

(i) Obligations of, or guaranteed as to principal and interest by, the United States or any agency or instrumentality thereof when such obligations are backed by the full faith and credit of the United States;

(ii) Repurchase agreements on obligations described in clause (i) of this definition of "Eligible Investments," provided that the unsecured obligations of the party (including the institution acting as Trustee) agreeing to repurchase such obligations have at the time one of the two highest short term debt ratings of the Rating Agencies and provided that such repurchaser's unsecured long term debt has one of the two highest unsecured long term debt ratings of the Rating Agencies;

(iii) Federal funds, certificates of deposit, time deposits and bankers' acceptances of the institution acting as Trustee or any bank or trust company incorporated under the laws of the United States or any state, provided that the debt obligations of such bank or trust company (or, in the case of the principal bank in a bank holding company system, debt obligations of the bank holding company) at the date of acquisition thereof have one of the two highest short term debt ratings of the Rating Agencies and unsecured long term debt has one of the two highest unsecured long term debt ratings of the Rating Agencies;

(iv) Obligations of, or obligations guaranteed by, any state of the United States or the District of Columbia, provided that such obligations at the date of acquisition thereof shall have the highest long-term debt ratings available for such securities from the Rating Agencies;

(v) Commercial paper of any corporation incorporated under the laws of the United States or any state thereof, which on the date of acquisition has the highest commercial paper rating of the Rating Agencies, provided that the corporation has unsecured long term debt that has one of the two highest unsecured long term debt ratings of the Rating Agencies;

(vi) Securities (other than stripped bonds or stripped coupons) bearing interest or sold at a discount that are issued by any corporation incorporated under the laws of the United States or any state thereof and have the highest long-term unsecured rating available for such securities from the Rating Agencies; provided, however, that securities issued by any such corporation will not be Eligible Investments to the extent that investment therein would cause the outstanding principal amount of securities issued by such corporation that are then held as part of the Investment Account or the Distribution Account to exceed 20% of the aggregate principal amount of all Eligible Investments then held in the Investment Account and the Distribution Account; and

(vii)   Units of taxable money market funds (which may be 12b-1 funds, as contemplated under the rules promulgated by the Commission under the Investment Company Act of 1940), which funds have the highest rating available for such securities from the Rating Agencies or which have been designated in writing by the Rating Agencies as Eligible Investments;

provided, however, that such investment property or other property is held for a temporary period pursuant to Section 1.860G-2(g)(1) of the Treasury Regulations, and that such period can in no event exceed thirteen months.

In no event shall an instrument or security be an Eligible Investment if such instrument or security (a) evidences a right to receive only interest payments with respect to the obligations underlying such instrument or (b) has been purchased at a price greater than the outstanding principal balance of such instrument.

ERISA: The Employee Retirement Income Security Act of 1974, as amended.

Escrow Payments: As defined in Section 3.09 hereof.

Event of Default: One or more of the events described in Section 7.01.

Exchange Act: The Exchange Act of 1934, as amended.

Extra Principal Distribution Amount: With respect to any Distribution Date, the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Deficiency Amount for such Distribution Date.

Extraordinary Trust Fund Expense: Any amounts payable from the Distribution Account in respect of taxes pursuant to Section 2.06, 2.12, 2.16, 2.19, or 2.22, any amounts payable from the Distribution Account in respect of any REMIC pursuant to Section 3.11, and any amounts payable from the Trust Fund as a trustee fee for any successor trustee calculated at a trustee fee rate in excess of the Trustee Fee Rate.

Fannie Mae: The Federal National Mortgage Association and any successor thereto.

FDIC: The Federal Deposit Insurance Corporation, or any successor thereto.

Final Recovery Determination: With respect to any defaulted Mortgage Loan or any REO Property (other than a Mortgage Loan or REO Property purchased by the Seller or the Servicer pursuant to or as contemplated by Section 2.08, Section 3.16(c) or Section 9.01), a determination made by the Servicer that all Insurance Proceeds, Liquidation Proceeds and other payments or recoveries which the Servicer, in its reasonable good faith judgment, expects to be finally recoverable in respect thereof have been so recovered. The Servicer shall maintain records, prepared by a Servicing Officer, of each Final Recovery Determination made thereby.

Fitch: Fitch Ratings, Inc.

Fixed Rate Mortgage Loan: A Mortgage Loan which provides for a fixed Mortgage Rate payable with respect thereto.

Formula Rate: For any Distribution Date and the Class A Certificates, the Mezzanine Certificates and the Class B Certificates, the lesser of (x) LIBOR plus the related Certificate Margin and (y) the related Maximum Cap Rate.

Freddie Mac: The Federal Home Loan Mortgage Corporation and any successor thereto.

Gross Margin: With respect to each Adjustable Rate Mortgage Loan, the fixed percentage set forth in the related Mortgage Note that is added to the Index on each Adjustment Date in accordance with the terms of the related Mortgage Note used to determine the Mortgage Rate for such Mortgage Loan.

Gross Subsequent Recoveries: Any unexpected recoveries related to a Liquidated Mortgage Loan received by the Servicer which were allocated as a Realized Loss in reducing a Certificate Principal Balance of a Class of the Mezzanine Certificates or the Class B Certificates on a Distribution Date prior to the Prepayment Period in which such funds were received. Gross Subsequent Recoveries may include but are not limited to unanticipated insurance settlements, tax refunds or mortgage bankruptcy distributions.

Group I Closing Date Mortgage Loans: Any of the Group I Mortgage Loans included in the Trust Fund on the Closing Date. The aggregate Cut-off Date Principal Balance of the Group I Closing Date Mortgage Loans is equal to $223,273,798.60.

Group I Interest Remittance Amount: With respect to any Distribution Date, that portion of the REMIC I Available Distribution Amount for such Distribution Date attributable to interest received or advanced with respect to the Group I Mortgage Loans or to Compensating Interest paid by the Servicer with respect to the Group I Mortgage Loans.

Group I Mortgage Loans: Those Mortgage Loans identified as Group I Mortgage Loans on the Mortgage Loan Schedule.

Group I Net Swap Payment: With respect to any Distribution Date, the Net Swap Payment for such Distribution Date multiplied by the Group I Swap Percentage for such Distribution Date.

Group I Principal Allocation Percentage: With respect to any Distribution Date, the percentage equivalent of a fraction, the numerator of which is (x) the Group I Principal Remittance Amount for such Distribution Date, and the denominator of which is (y) the Principal Remittance Amount for such Distribution Date.

Group I Principal Distribution Amount: With respect to any Distribution Date, the sum of (i) (x) the Group I Principal Remittance Amount minus (y) the amount of any Overcollateralization Release Amount for such Distribution Date multiplied by the Group I Principal Allocation Percentage, and (ii) the Extra Principal Distribution Amount multiplied by the Group I Principal Allocation Percentage for such Distribution Date.

Group I Principal Remittance Amount: With respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group I Mortgage Loans by the Servicer that were due during the related Due Period, (ii) all partial and full principal prepayments of the Group I Mortgage Loans applied by the Servicer during the related Prepayment Period, (iii) the principal portion of all Net Liquidation Proceeds, Insurance Proceeds and Gross Subsequent Recoveries received during the related Prepayment Period with respect to the Group I Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group I Mortgage Loan, deposited to the Collection Account during the related Prepayment Period, (v) the principal portion of any Substitution Adjustments deposited in the Collection Account during the related Prepayment Period with respect to the Group I Mortgage Loans and (vi) on the Distribution Date on which the Trust is to be terminated in accordance with this Agreement, that portion of the Termination Price representing principal with respect to the Group I Mortgage Loans.

Group I Senior Certificates: The Class I-A Certificates.

Group I Senior Principal Distribution Amount: With respect to any Distribution Date, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Group I Senior Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate Certificate Principal Balance of the Group I Senior Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 57.50% and (ii) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus 0.50% of the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the Cut-off Date.

Group I Swap Payment: With respect to any Distribution Date, the Swap Payment for such Distribution Date multiplied by the Group I Swap Percentage for such Distribution Date.

Group I Swap Percentage: With respect to any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the aggregate Stated Principal Balance of the Group I Mortgage Loans and the denominator of which is the aggregate Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Group I Swap Termination Payment: The Swap Termination Payment payable by the Supplemental Interest Trust Trustee multiplied by the Group I Swap Percentage for such Distribution Date.

Group II Closing Date Mortgage Loans: Any of the Group II Mortgage Loans included in the Trust Fund on the Closing Date. The aggregate Cut-off Date Principal Balance of the Group II Closing Date Mortgage Loans is equal to $188,011,890.96.

Group II Interest Remittance Amount: With respect to any Distribution Date, that portion of the REMIC I Available Distribution Amount for such Distribution Date attributable to interest received or advanced with respect to the Group II Mortgage Loans or to Compensating Interest paid by the Servicer with respect to the Group II Mortgage Loans.

Group II Mortgage Loans: Those Mortgage Loans identified as Group II Mortgage Loans on the Mortgage Loan Schedule.

Group II Net Swap Payment: With respect to any Distribution Date, the Net Swap Payment for such Distribution Date multiplied by the Group II Swap Percentage for such Distribution Date.

Group II Principal Allocation Percentage: With respect to any Distribution Date, the percentage equivalent of a fraction, the numerator of which is (x) the Group II Principal Remittance Amount for such Distribution Date, and the denominator of which is (y) the Principal Remittance Amount for such Distribution Date.

Group II Principal Distribution Amount: With respect to any Distribution Date, the sum of (i) (x) the Group II Principal Remittance Amount minus (y) the amount of any Overcollateralization Release Amount for such Distribution Date multiplied by the Group II Principal Allocation Percentage, and (ii) the Extra Principal Distribution Amount multiplied by the Group II Principal Allocation Percentage for such Distribution Date.

Group II Principal Remittance Amount: With respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group II Mortgage Loans by the Servicer that were due during the related Due Period, (ii) all partial and full principal prepayments of the Group II Mortgage Loans applied by the Servicer during the related Prepayment Period, (iii) the principal portion of all Net Liquidation Proceeds, Insurance Proceeds and Gross Subsequent Recoveries received during the related Prepayment Period with respect to the Group II Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group II Mortgage Loan, deposited to the Collection Account during the related Prepayment Period, (v) the principal portion of any Substitution Adjustments deposited in the Collection Account during the related Prepayment Period with respect to the Group II Mortgage Loans and (vi) on the Distribution Date on which the Trust is to be terminated in accordance with this Agreement, that portion of the Termination Price representing principal with respect to the Group II Mortgage Loans.

Group II Senior Certificates: The Class II-A-1 Certificates, the Class II-A-2 Certificates, the Class II-A-3 Certificates and the Class II-A-4 Certificates.

Group II Senior Principal Distribution Amount: With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Group II Senior Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate Certificate

Principal Balance of the Group II Senior Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 57.50% and (ii) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus 0.50% of the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the Cut-off Date.

Group II Swap Payment: With respect to any Distribution Date, the Swap Payment for such Distribution Date multiplied by the Group II Swap Percentage for such Distribution Date.

Group II Swap Percentage: With respect to any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the aggregate Stated Principal Balance of the Group II Mortgage Loans and the denominator of which is the aggregate Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Group II Swap Termination Payment: The Swap Termination Payment payable by the Supplemental Interest Trust Trustee multiplied by the Group II Swap Percentage for such Distribution Date.

Indenture: The indenture or a document of similar import, if any, entered into following the Closing Date, by the NIMS Issuer relating to the NIM Notes to be issued thereunder.

Independent: When used with respect to any specified Person, any such Person who (a) is in fact independent of the Company, the Servicer and their respective Affiliates, (b) does not have any direct financial interest in or any material indirect financial interest in the Company or the Servicer or any Affiliate thereof, and (c) is not connected with the Company or the Servicer or any Affiliate thereof as an officer, employee, promoter, underwriter, trustee, trust administrator, partner, director or Person performing similar functions; *provided*, *however*, that a Person shall not fail to be Independent of the Company or the Servicer or any Affiliate thereof merely because such Person is the beneficial owner of 1% or less of any class of securities issued by the Company or the Servicer or any Affiliate thereof, as the case may be.

Independent Contractor: Either (i) any Person (other than the Servicer) that would be an "independent contractor" with respect to any of the REMICs created hereunder within the meaning of Section 856(d)(3) of the Code if such REMIC were a real estate investment trust (except that the ownership tests set forth in that Section shall be considered to be met by any Person that owns, directly or indirectly, 35% or more of any Class of Certificates), so long as each such REMIC does not receive or derive any income from such Person and *provided* that the relationship between such Person and such REMIC is at arm's length, all within the meaning of Treasury Regulation Section 1.856-4(b)(5), or (ii) any other Person (including the Servicer) if the

Trustee has received an Opinion of Counsel to the effect that the taking of any action in respect of any REO Property by such Person, subject to any conditions therein specified, that is otherwise herein contemplated to be taken by an Independent Contractor will not cause such REO Property to cease to qualify as "foreclosure property" within the meaning of Section 860G(a)(8) of the Code (determined without regard to the exception applicable for purposes of Section 860D(a) of the Code), or cause any income realized in respect of such REO Property to fail to qualify as Rents from Real Property.

Index: With respect to each Adjustable Rate Mortgage Loan and with respect to each related Adjustment Date, the index as specified in the related Mortgage Note.

Initial Certificate Principal Balance: With respect to any Regular Certificate, the amount designated "Initial Certificate Principal Balance" on the face thereof.

Initial Notional Amount: With respect to any Class C Certificate, the amount designated "Initial Notional Amount" on the face thereof.

Insurance Proceeds: Proceeds of any title policy, hazard policy or other insurance policy covering a Mortgage Loan or the related Mortgaged Property, to the extent such proceeds are not (i) to be applied to the restoration of the related Mortgaged Property or released to the Mortgagor in accordance with the procedures that the Servicer would follow in servicing mortgage loans held for its own account, subject to the terms and conditions of the related Mortgage Note and Mortgage or (ii) Gross Subsequent Recoveries with respect to such Mortgage Loan.

Insured NIM Notes: Net interest margin securities, if any, issued by the NIMS Issuer, which are backed, in whole or in part, by the cashflow on certain or all of the Class C Certificates and the Class P Certificates and insured by the NIMS Insurer.

Interest Determination Date: With respect to the Class A Certificates, the Mezzanine Certificates and the Class B Certificates and each Accrual Period, the second LIBOR Business Day preceding the commencement of such Accrual Period.

Interest Distribution Amount: For any Distribution Date, for any Class of REMIC I Regular Interests, REMIC II Regular Interests, REMIC III Regular Interests, and the Class L6-SW Regular Interest, the amount of interest accrued during the related Accrual Period, at the related Certificate Interest Rate for such Class for such Distribution Date, on the respective Class Principal Balance or Class Notional Amount immediately before such Distribution Date, reduced by Uncompensated Interest Shortfall and the interest portion of Realized Losses allocated to such Class on such Distribution Date pursuant to the definitions of "Uncompensated Interest Shortfall" and "Realized Loss," respectively.

Interest Remittance Amount: The Group I Interest Remittance Amount and the Group II Interest Remittance Amount.

Late Collections: With respect to any Mortgage Loan, all amounts received subsequent to the Determination Date immediately following any related Due Period, whether as late payments of Monthly Payments or as Insurance Proceeds, Liquidation Proceeds, Gross Subsequent Recoveries or otherwise, which represent late payments or collections of principal and/or interest due (without regard to any acceleration of payments under the related Mortgage and Mortgage Note) but delinquent on a contractual basis for such Due Period and not previously recovered.

LIBOR: With respect to each Accrual Period, the rate determined by the Trustee on the related Interest Determination Date on the basis of the "Interest Settlement Rate" for United States dollar deposits of one-month maturity set forth by the British Bankers' Association (the "BBA"), as such rate appears on the Telerate Page 3750, as of 11:00 a.m. (London time) on such Interest Determination Date. With respect to any Interest Determination Date, if the BBA's Interest Settlement Rate does not appear on Telerate Page 3750 as of 11:00 a.m. (London time) on such date, or if Telerate Page 3750 is not available on such date the Trustee will obtain such rate from Reuters Monitor Money Rates Service page "LIBOR01" or Bloomberg L.P. page "BBAM." Alternatively, the Trustee may request the principal London office of each of the Reference Banks to provide a quotation of its rate. On such Interest Determination Date, LIBOR for the related Accrual Period will be established by the Trustee as follows:

(i)   If on such Interest Determination Date two or more Reference Banks provide such offered quotations, LIBOR for the related Accrual Period shall be the arithmetic mean of such offered quotations (rounded upwards if necessary to the nearest whole multiples of 0.03125%); and

(ii)   If on such Interest Determination Date fewer than two Reference Banks provide such offered quotations, LIBOR for the related Accrual Period shall be the higher of (i) LIBOR as determined on the previous Interest Determination Date and (ii) the Reserve Interest Rate.

The Trustee will select a particular index as the alternative index only if it receives an Opinion of Counsel that the selection of such index will not cause any REMIC to lose its classification as a REMIC for federal income tax purposes.

LIBOR Business Day: Any day on which banks in The City of London, England and New York City are open for conducting transactions in foreign currency and exchange.

Liquidated Mortgage Loan: As to any Distribution Date, any Mortgage Loan in respect of which the Servicer has determined, in accordance with the servicing procedures specified herein, as of the end of the related Prepayment Period, that all Liquidation Proceeds which it expects to recover with respect to the liquidation of the Mortgage Loan or disposition of the related REO Property have been recovered.

Liquidation Event: With respect to any Mortgage Loan, any of the following events: (i) such Mortgage Loan is paid in full; (ii) a Final Recovery Determination is made as to such Mortgage Loan or (iii) such Mortgage Loan is removed from the Trust Fund by reason of its being purchased, sold or replaced pursuant to or as contemplated by Section 2.08, Section 3.16(c) or Section 9.01. With respect to any REO Property, either of the following events: (i) a Final Recovery Determination is made as to such REO Property or (ii) such REO Property is removed from the Trust Fund by reason of its being sold or purchased pursuant to Section 3.16(c), Section 3.23 or Section 9.01.

Liquidation Proceeds: The amount (other than amounts received in respect of the rental of any REO Property prior to REO Disposition) received by the Servicer in connection with (i) the taking of all or a part of a Mortgaged Property by exercise of the power of eminent domain or condemnation, (ii) the liquidation of a defaulted Mortgage Loan by means of a trustee's sale, foreclosure sale or otherwise or (iii) the repurchase, substitution or sale of a Mortgage Loan or an REO Property pursuant to or as contemplated by Section 2.08, Section 3.16(c), Section 3.23 or Section 9.01.

Loan Group: Either Loan Group I or Loan Group II.

Loan Group I: All of the Group I Mortgage Loans collectively.

Loan Group II: All of the Group II Mortgage Loans collectively.

Loan-to-Value Ratio: As of any date and as to any Mortgage Loan, the fraction, expressed as a percentage, the numerator of which is the (x) Principal Balance of the Mortgage Loan (if such Mortgage Loan is secured by a first lien on the related Mortgaged Property) or the sum of the Principal Balance of the Mortgage Loan and any other mortgage loan secured by a senior lien on the related Mortgaged Property (if such Mortgage Loan is secured by a junior lien on the related Mortgaged Property) and the denominator of which is (y) the Value of the related Mortgaged Property.

Lost Note Affidavit: With respect to any Mortgage Loan as to which the original Mortgage Note has been permanently lost or destroyed and has not been replaced, an affidavit from the Seller certifying that the original Mortgage Note has been lost or destroyed (together with a copy of the related Mortgage Note and indemnifying the Trust against any loss, cost or liability resulting from the failure to deliver the original Mortgage Note) in the form of Exhibit C hereto.

Maximum Cap Rate: For any Distribution Date and the Group I Senior Certificates, a per annum rate equal to (a) the product of (i) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans, weighted on the basis of the Stated Principal Balances thereof as of the Due Date in the month preceding the month of such Distribution Date (adjusted for amounts included in the Group I Principal Remittance Amount on any prior Distribution Date) and (ii) the sum of (I) a fraction (1) the numerator of which is the aggregate Stated Principal Balance of the Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date, and (2) the denominator of which is aggregate Certificate Principal Balance of the Class A Certificates, the Mezzanine Certificates and the Class B Certificates immediately prior to such Distribution Date, and (II) a fraction (1) the numerator of which is (A) any Net Counterparty Payment for such Distribution Date less (B) any unpaid Swap Termination Payment payable by the Supplemental Interest Trust Trustee, including any amount remaining unpaid from prior Distribution Dates (unless the Swap Counterparty is the Defaulting Party or the sole Affected Party (each, as defined in the Swap Agreement)), less (C) the Net Swap Payment, if any, for such Distribution Date, in each case multiplied by 12, and (2) the denominator of which is the aggregate Certificate Principal Balance of the Class A Certificates, the Mezzanine Certificates and the Class B Certificates immediately prior to such Distribution Date multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

For any Distribution Date and the Group II Senior Certificates, a per annum rate equal to (a) the product of (i) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans, weighted on the basis of the Stated Principal Balances thereof as of the Due Date in the month preceding the month of such Distribution Date (adjusted for amounts included in the Group II Principal Remittance Amount on any prior Distribution Date) and (ii) the sum of (I) a fraction (1) the numerator of which is the aggregate Stated Principal Balance of the Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date, and (2) the denominator of which is aggregate Certificate Principal Balance of the Class A Certificates, the Mezzanine Certificates and the Class B Certificates immediately prior to such Distribution Date, and (II) a fraction (1) the numerator of which is (A) any Net Counterparty Payment for such Distribution Date less (B) any unpaid Swap Termination Payment payable by the Supplemental Interest Trust Trustee, including any amount remaining unpaid from prior Distribution Dates (unless the Swap Counterparty is the Defaulting Party or the sole Affected Party (each, as defined in the Swap Agreement)), less (C) the Net Swap Payment, if any, for such Distribution Date, in each case multiplied by 12, and (2) the denominator of which is the aggregate Certificate Principal Balance of the Class A Certificates, the Mezzanine Certificates and the Class B Certificates immediately prior to such Distribution Date multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

For any Distribution Date and the Mezzanine Certificates and the Class B Certificates, a per annum rate equal to the weighted average (weighted on the basis of the results of subtracting from the aggregate principal balance of each Loan Group as of the Due Date in the month preceding the month of such Distribution Date (adjusted for Principal Prepayments in full distributed on a prior Distribution Date) the sum of the current Certificate Principal Balances of the related classes of the Class A Certificates) of (1) the Maximum Cap Rate with respect to the Group I Senior Certificates and (2) the Maximum Cap Rate with respect to the Group II Senior Certificates.

Maximum ZZ Uncertificated Accrued Interest Deferral Amount: With respect to any Distribution Date, the excess of (i) Interest Distribution Amount calculated with the Certificate Interest Rate for the Class L2-ZZ Regular Interest and a Class Principal Balance equal to the excess of (x) the Class Balance of the Class L2-ZZ Regular Interest over (y) the REMIC II Overcollateralized Amount, in each case for such Distribution Date, over (ii) Interest Distribution Amount on the Class L2-1-A1, L2-2-A1, L2-2-A2, L2-2-A3, L2-2-A4, L2-M1, L2-M2, L2-M3, L2-M4, L2-M5, L2-M6, L2-M7, L2-M8, L2-M9, L2-B1, and L2-B2 Regular Interests, with the rate on each such Regular Interest subject to a floor and a cap equal to the lesser of (i) LIBOR plus the Certificate Margin for the Corresponding Certificate for such Regular Interest, and (ii) the REMIC Net WAC Rate Corresponding Certificates; *provided, however*, that for this purpose, calculations of the Certificate Interest Rate and the related caps with respect to all of the Regular Interests shall be multiplied by a fraction, the numerator of which is the actual number of days in the Accrual Period and the denominator of which is 30.

Maximum Mortgage Rate: With respect to each Mortgage Loan, the percentage set forth in the related Mortgage Note as the maximum Mortgage Rate thereunder.

MERS: Mortgage Electronic Registration Systems, Inc., a Delaware corporation, or any successor thereto.

MERS Loan: Any Mortgage Loan registered on the MERS® System for which MERS appears as the mortgagee of record on the related Mortgage or on an assignment thereof.

MERS® System: The system of recording transfers of Mortgages maintained by MERS.

Mezzanine Certificates: The Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4 Certificates, the Class M-5 Certificates, the Class M-6 Certificates, the Class M-7 Certificates, the Class M-8 Certificates and the Class M-9 Certificates.

MIN: The Mortgage Identification Number for a MERS Loan.

Minimum Mortgage Rate: With respect to each Mortgage Loan, the percentage set forth in the related Mortgage Note as the minimum Mortgage Rate thereunder.

MOM Loan: A MERS Loan that was registered on the MERS® System at the time of origination thereof and for which MERS appears as the mortgagee of record on the related Mortgage.

Monthly Interest Distributable Amount: With respect to any Distribution Date and the Class A Certificates, the Mezzanine Certificates and the Class B Certificates, the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Certificate Principal Balance of such Class immediately prior to such Distribution Date. With respect to the Class C Certificates and any Distribution Date, the Monthly Interest Distributable Amount shall equal the Interest Distribution Amount for the Class L3-C Regular Interest.

In all cases, the Monthly Interest Distributable Amount for any Class of Certificates shall be reduced by any Net Prepayment Interest Shortfalls and Relief Act Interest Shortfalls allocated to such Class under Section 1.03.

Monthly Payment: With respect to any Mortgage Loan, the scheduled monthly payment of principal and interest on such Mortgage Loan which is payable by the related Mortgagor from time to time under the related Mortgage Note, determined: (a) after giving effect to (i) any Deficient Valuation and/or Debt Service Reduction with respect to such Mortgage Loan and (ii) any reduction in the amount of interest collectible from the related Mortgagor pursuant to the Relief Act; (b) without giving effect to any extension granted or agreed to by the Servicer pursuant to Sections 3.01 and 3.07; and (c) on the assumption that all other amounts, if any, due under such Mortgage Loan are paid when due.

Moody's: Moody's Investors Service, Inc.

Mortgage: The mortgage, deed of trust or other instrument creating a first lien or second lien on, or first priority security interest in or second priority security interest in, a Mortgaged Property securing a Mortgage Note.

Mortgage File: The following mortgage documents pertaining to a particular Mortgage Loan and any additional documents required to be added to the Mortgage File pursuant to this Agreement:

(a)   the original Mortgage Note, endorsed in blank or in the following form: "Pay to the order of LaSalle Bank National Association, as Trustee under the applicable agreement, without recourse," with all prior and intervening endorsements showing a complete chain of endorsement from the originator to the Person so endorsing to the Trustee or (in the case of not more than 1.00% of the Mortgage Loans, by aggregate principal balance as of the Cut-off Date) a copy of such original Mortgage Note with an accompanying Lost Note Affidavit executed by the Seller;

(b)   the original Mortgage, noting the presence of the MIN of the Mortgage Loan and language indicating that the Mortgage Loan is a MOM Loan if the Mortgage Loan is a MOM loan, with evidence of recording thereon, and a copy, certified by the appropriate recording office, of the recorded power of attorney, if the Mortgage was executed pursuant to a power of attorney, with evidence of recording thereon;

(c)   unless the Mortgage Loan is registered on the MERS® System, an original Assignment in blank;

(d)   the original recorded Assignment or Assignments showing a complete chain of assignment from the originator to the Person assigning the Mortgage to the Trustee or in blank (or to MERS, if the Mortgage Loan is registered on the MERS® System and noting the presence of the MIN) as contemplated by the immediately preceding clause (c);

(e)   the original or copies of each assumption, modification, written assurance or substitution agreement, if any; and

(f)   as an original, photocopy or in electronic form, lender's title insurance policy, together with all endorsements or riders issued with or subsequent to the issuance of such policy, insuring the priority of the Mortgage as a first or second lien on the Mortgaged Property represented therein as a fee interest vested in the Mortgagor, or in the event such title policy is unavailable, a written commitment or uniform binder or preliminary report of title issued by the title insurance or escrow company.

Mortgage Loan: Each mortgage loan transferred and assigned to the Trustee and delivered to the Trustee or another Custodian pursuant to Section 2.04 as from time to time held as a part of the Trust Fund, the Mortgage Loans so held being identified in the Mortgage Loan Schedule.

Mortgage Loan Purchase Agreement: The Amended and Restated Mortgage Loan Purchase and Sale Agreement, dated as of May 25, 2006, between the Company and Washington Mutual Mortgage Securities Corp., as supplemented and amended by the Term Sheet, dated the Closing Date, between the Company and Washington Mutual Mortgage Securities Corp. and relating to the Certificates.

Mortgage Loan Schedule: As of any date, the list of Mortgage Loans included in REMIC I on such date, attached hereto as Exhibit D. The Mortgage Loan Schedule shall be prepared by the Company and shall set forth the following information as of the Cut-off Date with respect to each Mortgage Loan, as applicable:

(i) the Mortgagor's name and the originator's Mortgage Loan identifying number;

(ii) the street address of the Mortgaged Property including the state and zip code;

(iii) a code indicating whether the Mortgaged Property is owner-occupied;

(iv) the type of Residential Dwelling constituting the Mortgaged Property;

(v) the original months to maturity;

(vi) the Loan-to-Value Ratio and the combined Loan-to-Value Ratio at origination;

(vii) the Mortgage Rate in effect immediately following the Cut-off Date;

(viii) the date on which the first Monthly Payment was due on the Mortgage Loan;

(ix) the stated maturity date;

(x) the amount of the Monthly Payment due on the first Due Date after the Cut-off Date;

(xi) the last Due Date on which a Monthly Payment was actually applied to the unpaid Stated Principal Balance;

(xii) the original principal amount of the Mortgage Loan;

(xiii) the Stated Principal Balance of the Mortgage Loan as of the Close of Business on the Cut-off Date;

(xiv) whether such Mortgage Loan is a Fixed Rate Mortgage Loan or an Adjustable Rate Mortgage Loan, and with respect to each Adjustable Rate Mortgage Loan: (a) the Gross Margin, (b) the Maximum Mortgage Rate, (c) the Minimum Mortgage Rate, (d) the Periodic Rate Cap for the first Adjustment Date and each subsequent Adjustment Date and (e) the next Adjustment Date immediately following the Cut-off Date;

(xv) a code indicating the purpose of the Mortgage Loan (i.e., purchase financing, rate/term refinancing, cash-out refinancing);

(xvi) the Mortgage Rate at origination;

(xvii)　a code indicating the documentation program;

(xviii)　the Seller's risk grade and the FICO score;

(xix)　the Origination Value of the Mortgaged Property;

(xx)　the sale price of the Mortgaged Property, if applicable;

(xxi)　whether such Mortgage Loan is secured by a first lien or a second lien on the related Mortgaged Property;

(xxii)　the date of origination;

(xxiii)　the stated remaining months to maturity as of the Cut-off Date;

(xxiv)　the current principal and interest payment of the Mortgage Loan as of the Cut-off Date;

(xxv)　the interest "paid to date" of the Mortgage Loan as of the Cut-off Date;

(xxvi)　a code indicating whether the Mortgage Loan is a Group I Mortgage Loan or a Group II Mortgage Loan;

(xxvii)　a code indicating the Index that is associated with such Mortgage Loan (if such Mortgage Loan is an Adjustable Rate Mortgage Loan);

(xxviii)　the rate adjustment frequency (if such Mortgage Loan is an Adjustable Rate Mortgage Loan);

(xxix)　the number of years the prepayment penalty is in effect; and

(xxx)　with respect to each MOM Loan, the related MIN.

The Mortgage Loan Schedule shall set forth the following information, with respect to the Mortgage Loans in the aggregate as of the Cut-off Date: (1) the number of Mortgage Loans; (2) the Cut-off Date Principal Balance of the Mortgage Loans; (3) the weighted average Mortgage Rate of the Mortgage Loans and (4) the weighted average maturity of the Mortgage Loans. The Mortgage Loan Schedule shall be amended from time to time by the Servicer in accordance with the provisions of this Agreement. With respect to any Substitute Mortgage Loan, Cut-off Date shall refer to the related Cut-off Date for such Mortgage Loan, determined in accordance with the definition of Cut-off Date herein. The Mortgage Loan Schedule shall clearly identify the Mortgage Loans that are included in Group I Mortgage Loans and those that are included in Group II Mortgage Loans.

Mortgage Note: The note or other evidence of the indebtedness of a Mortgagor under a Mortgage Loan.

Mortgage Pool: The pool of Mortgage Loans, identified on Exhibit D from time to time, and any REO Properties acquired in respect thereof.

Mortgage Pool Assets: (i) The Mortgage Loans (including all Substitute Mortgage Loans) identified on the Mortgage Loan Schedule, and all rights pertaining thereto, and all Monthly Payments due after the Cut-Off Date and all other payments and distributions collected with respect to the Mortgage Loans on or after the Cut-Off Date; (ii) the Distribution Account, the Investment Account, the Supplemental Interest Account, the Reserve Fund and all money, instruments, investment property, and other property credited thereto, carried therein, or deposited therein (except amounts constituting the Servicing Fee); (iii) the Collection Account, and all money, instruments, investment property, and other property credited thereto, carried therein, or deposited therein (except amounts constituting the Servicing Fee); (iv) any REO Property; and (v) the Swap Agreements.

Mortgage Rate: With respect to each Fixed Rate Mortgage Loan, the annual rate set forth in the related Mortgage Note, as amended, modified or supplemented from time to time. With respect to each Adjustable Rate Mortgage Loan, the annual rate at which interest accrues on such Mortgage Loan from time to time in accordance with the provisions of the related Mortgage Note, which rate (A) as of any date of determination until the first Adjustment Date following the Cut-off Date shall be the rate set forth in the Mortgage Loan Schedule as the Mortgage Rate in effect immediately following the Cut-off Date and (B) as of any date of determination thereafter shall be the rate as adjusted on the most recent Adjustment Date, to equal the sum, rounded to the next highest or nearest 0.125% (as provided in the Mortgage Note), of the Index, determined as set forth in the related Mortgage Note, plus the related Gross Margin subject to the limitations set forth in the related Mortgage Note. With respect to each Mortgage Loan that becomes an REO Property, as of any date of determination, the annual rate determined in accordance with the immediately preceding sentence as of the date such Mortgage Loan became an REO Property.

Mortgaged Property: The underlying property securing a Mortgage Loan, including any REO Property, consisting of a fee simple or leasehold estate in a parcel of real property improved by a Residential Dwelling.

Mortgagor: The obligor on a Mortgage Note.

Net Counterparty Payment: With respect to any Distribution Date, the amount, if any, by which the Counterparty Payment for such Distribution Date exceeds the Swap Payment for such Distribution Date.

Net Liquidation Proceeds: With respect to any Liquidated Mortgage Loan or any other disposition of related Mortgaged Property (including REO Property), the related Liquidation Proceeds net of Advances, Servicing Advances, Servicing Fees and any other servicing fees received and retained in connection with the liquidation of such Mortgage Loan or Mortgaged Property in accordance with the terms of this Agreement.

Net Monthly Excess Cashflow: With respect to each Distribution Date, the sum of (a) any Overcollateralization Release Amount for such Distribution Date, (b) any Remaining Principal Distribution Amount and (c) the positive excess of (x) the REMIC III Available Distribution Amount for such Distribution Date over (y) the sum for such Distribution Date of (A) Monthly Interest Distributable Amounts for the Class A Certificates, the Mezzanine Certificates and the

Class B Certificates, (B) the Unpaid Interest Shortfall Amounts for the Class A Certificates, (C) the Interest Distribution Amount for the Class L3-SW Interest, (D) any unpaid Swap Termination Payment payable by the Supplemental Interest Trust Trustee, including any amount remaining unpaid from prior Distribution Dates (unless the Swap Counterparty is the Defaulting Party or the sole Affected Party (each, as defined in the Swap Agreement)), and (E) the Principal Remittance Amount.

Net Mortgage Rate: With respect to any Mortgage Loan (or the related REO Property), as of any date of determination, a per annum rate of interest equal to the then applicable Mortgage Rate for such Mortgage Loan minus the Servicing Fee Rate.

Net Prepayment Interest Shortfall: With respect to any Distribution Date, the excess, if any, of any Prepayment Interest Shortfalls for such date over the related Compensating Interest.

Net Swap Payment: With respect to any Distribution Date, the amount, if any, by which the Swap Payment exceeds the Counterparty Payment on such Distribution Date. The Net Swap Payment shall always equal the Interest Distribution Amount on the Class L3-SW Regular Interest.

Net WAC Rate: For any Distribution Date (other than the first Distribution Date) the Group I Senior Certificates is a per annum rate equal to (a) the excess, if any, of (i) the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans, weighted on the basis of the Stated Principal Balances thereof as of the Due Date in the month preceding the month of such Distribution Date (adjusted for amounts included in the Group I Principal Remittance Amount on any prior Distribution Date) over (ii) the percentage equivalent of a fraction, (1) the numerator of which is the sum of (A) any unpaid Group I Swap Termination Payment, including any amount remaining unpaid from prior Distribution Dates (unless the Swap Counterparty is the Defaulting Party or the sole Affected Party (each, as defined in the Swap Agreement)), and (B) the Group I Net Swap Payment, if any such amount is then payable under the Swap Agreement, for such Distribution Date, in each case multiplied by 12, and (2) the denominator of which is the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

For any Distribution Date (other than the first Distribution Date) and the Group II Senior Certificates is a per annum rate equal to (a) the excess, if any, of (i) the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans, weighted on the basis of the Stated Principal Balances thereof as of the Due Date in the month preceding the month of such Distribution Date (adjusted for amounts included in the Group II Principal Remittance Amount on any prior Distribution Date) over (ii) the percentage equivalent of a fraction, (1) the numerator of which is the sum of (A) any unpaid Group II Swap Termination Payment, including any amount remaining unpaid from prior Distribution Dates (unless the Swap Counterparty is the Defaulting Party or the sole Affected Party (each, as defined in the Swap Agreement)), and (B) the Group II Net Swap Payment, if any such amount is then payable under the Swap Agreement, for such Distribution Date, in each case multiplied by 12, and (2) the denominator of which is the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

For any Distribution Date and the Mezzanine Certificates and the Class B Certificates, the Subordinated Net WAC Rate.

Net WAC Rate Carryover Amount: With respect to any Class of the Class A Certificates, the Mezzanine Certificates, the Class B Certificates and any Distribution Date on which the Pass-Through Rate for such Class of Certificates exceeds the related Net WAC Rate, the sum of (i) the positive excess of (A) the amount of interest that would have been distributable to such Class of Certificates if interest on such Class of Certificates for such Distribution Date were calculated at the lower of (x) the rate specified in the Preliminary Statement for such Class of Certificates and (y) the related Maximum Cap Rate on such Distribution Date over (B) the amount of interest that would have been distributable on such Class of Certificates if interest on such Class of Certificates were calculated at the related Net WAC Rate for such Distribution Date and (ii) the Net WAC Rate Carryover Amount for such Class for the prior Distribution Date not previously distributed, together with interest thereon at a rate equal to the lower of (x) the rate specified in the Preliminary Statement for such Class of Certificates and (y) the related Maximum Cap Rate on such Distribution Date for the most recently ended Accrual Period.

New Lease: Any lease of REO Property entered into on behalf of the Trust, including any lease renewed or extended on behalf of the Trust if the Trust has the right to renegotiate the terms of such lease.

NIM Notes: The Insured NIM Notes and the Other NIM Notes.

NIMS Insurer: A Person, or any of its successors that shall be the insurer under an insurance policy insuring certain payments on Insured NIM Notes, if any; *provided*, *however*, upon the occurrence of certain events (as set forth in the Indenture and/or any other agreement among such Person, the NIMS Issuer, the Servicer, the Trustee and/or other Persons), the NIMS Insurer shall be the Person designated in the Indenture or such other agreement. If none of the net interest margin securities have been issued by the NIMS Issuer, that are insured by an insurance policy, there shall be no NIMS Insurer under this Agreement, all references to the NIMS Insurer or Insured NIM Notes in this agreement are for administrative convenience only, shall be completely disregarded and no Person shall have any rights of the NIMS Insurer under this Agreement.

NIMS Insurer Default: The existence and continuation of any default by the NIMS Insurer (including a failure by the NIMS Insurer to make a payment) under an insurance policy or policies issued in connection with the Indenture.

NIMS Issuer: One or more Affiliates of the Company and/or one or more entities sponsored by an Affiliate of the Company.

Nonrecoverable Advance: Any Advance or Servicing Advance previously made or proposed to be made in respect of a Mortgage Loan or REO Property that, in the good faith business judgment of the Servicer, will not or, in the case of a proposed Advance or Servicing

Advance, would not be ultimately recoverable from related late payments, Insurance Proceeds or Liquidation Proceeds on such Mortgage Loan or REO Property as provided herein.

Notice Addresses: (a) In the case of the Company, 1201 Third Avenue, WMT 1706A, Seattle, WA 98101, or such other address as may hereafter be furnished to the Trustee in writing by the Company, (b) in the case of the Servicer, 19850 Plummer St. (Mail Stop N070205) Chatsworth, California 91311, Fax No: (818) 775-2815, Attention: Vice President Investor Reporting, with a copy to: Washington Mutual Legal Department, 1201 Third Avenue, WMT 1706, Seattle, WA 98101, Fax No: (206) 377-6244, Attention: WaMu, and with a copy to Washington Mutual Mortgage Securities Corp., 75 North Fairway Drive, Vernon Hills, Illinois 60061, Attention: Bond Administration, or such other address and fax number as may hereafter be furnished in writing by the Servicer, (c) in the case of the Trustee, at its Corporate Trust Office, or such other address as may hereafter be furnished to the Servicer in writing by the Trustee, (d) in the case of the Delaware Trustee, 1314 King Street, Wilmington, DE 19801, or such other address as may hereafter be furnished to the Servicer in writing by the Delaware Trustee, (e) in the case of the Trust, c/o LaSalle Bank National Association, at the Corporate Trust Office, or such other address as may hereafter be furnished to the Servicer in writing by the Trustee, (f) in the case of the Certificate Registrar, at its Corporate Trust Office, or such other address as may hereafter be furnished to the Trustee in writing by the Certificate Registrar, (g) in the case of S&P, 55 Water Street, 41st Floor, New York, New York 10041-0003, Attention: Residential Mortgage Backed Securities Surveillance Group, or such other address as may hereafter be furnished to the Trustee and Servicer in writing by S&P, (h) in the case of Moody's, 99 Church Street, New York, NY 10007, Attention: Monitoring, or such other address as may hereafter be furnished to the Trustee and Servicer in writing by Moody's, (i) in the case of the Swap Counterparty, as provided in the Swap Agreement, and (j) in the case of the NIMS Insurer, the NIMS Insurer's address or telecopy number as set forth in the Indenture, or such other addresses or telecopy number as may be furnished to the other parties hereto in writing by the NIMS Insurer.

Notional Amount: With respect to the Class L3-C Regular Interest and the Class C Certificates, immediately prior to any Distribution Date, an amount equal to the aggregate of the Uncertificated Principal Balances of the REMIC I Regular Interests.

OTS: The Office of Thrift Supervision, or any successor thereto.

Officer's Certificate: A certificate signed by the Chairman of the Board, the Vice Chairman of the Board, the President, a vice president (however denominated), the Treasurer, the Secretary, or one of the assistant treasurers or assistant secretaries of the Servicer, the Seller or the Company, as applicable.

Opinion of Counsel: A written opinion of counsel, who shall be reasonably acceptable to the Trustee or the Delaware Trustee, if such opinion is required to be delivered to the Trustee or the Delaware Trustee, as applicable, and who may be counsel (including in-house counsel) for the Company or the Servicer.

Optional Termination Date: The first Distribution Date on which the aggregate Stated Principal Balance of the Mortgage Loans and each REO Property remaining in the Trust Fund is equal to or less than 10% of the Cut-off Date Principal Balance of the Closing Date Mortgage Loans.

Original Class Certificate Principal Balance: With respect to the Class A Certificates, the Mezzanine Certificates, the Class B Certificates and the Class P Certificates, the corresponding Certificate Principal Balance on the Closing Date.

Original Class Notional Amount: With respect to the Class C Interest, $411,285,689.56.

Original Trust Agreement: The Trust Agreement, dated as of September 1, 2006, between the Company and the Delaware Trustee, providing for the creation of the Trust.

Origination Value: With respect to any Mortgaged Property, the lesser of (i) the Appraised Value thereof and (ii) the value thereof as determined and assigned at origination by a review appraisal conducted by the Seller.

Other NIM Notes: Net Interest Margin Securities, if any, issued by the NIMS Issuer, which are backed, in whole or in part, by the cashflow on certain Class C Certificates and the Class P Certificates and not insured by any NIMS Insurer.

Overcollateralization Deficiency Amount: With respect to any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (assuming that 100% of the aggregate Principal Remittance Amount is applied as a principal payment on such Distribution Date).

Overcollateralization Floor: 0.50% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date.

Overcollateralization Target Amount: With respect to any Distribution Date (i) prior to the Stepdown Date, 2.55% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date *provided* a Trigger Event is not in effect, the greater of (x) the lesser of (I) 2.55% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date and (II) 5.10% of the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) 0.50% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, and (iii) on or after the Stepdown Date if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Overcollateralized Amount: With respect to any Distribution Date, the amount, if any, by which (i) the aggregate Stated Principal Balance of the Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) exceeds (ii) the sum of the aggregate Certificate Principal Balances of the Class A Certificates, the Mezzanine Certificates, the Class B Certificates and the Uncertificated Principal Balance of the Class P Interest as of such

Distribution Date (after giving effect to distributions to be made on such Distribution Date, other than distributions of the Extra Principal Distribution Amount, if any).

Ownership Interest: As to any Certificate, any ownership or security interest in such Certificate, including any interest in such Certificate as the Holder thereof and any other interest therein, whether direct or indirect, legal or beneficial, as owner or as pledgee.

Pass-Through Entity: Any regulated investment company, real estate investment trust, common trust fund, partnership, trust or estate, and any organization to which Section 1381 of the Code applies.

Pass-Through Rate: For each Class of Certificates, the per annum rate set forth as the Pass-Through Rate for such Class in the Preliminary Statement hereto.

Paying Agent: Any paying agent appointed by the Trustee pursuant to Section 8.12.

Payoff: Any payment by or on behalf of a Mortgagor of principal on a Mortgage Loan equal to the entire outstanding principal balance of such Mortgage Loan, if received in advance of the last scheduled Due Date for such Mortgage Loan and accompanied by an amount of interest equal to accrued unpaid interest on the Mortgage Loan to the date of such payment in full.   (Prepayment Charges are not payments of principal and hence Payoffs do not include Prepayment Charges.)

Percentage Interest: With respect to any Certificate (other than a Residual Certificate), a fraction, expressed as a percentage, the numerator of which is the Initial Certificate Principal Balance or Initial Notional Amount represented by such Certificate and the denominator of which is the Original Class Certificate Principal Balance or Original Class Notional Amount of the related Class.   With respect to a Residual Certificate, the portion of the Class evidenced thereby, expressed as a percentage, as stated on the face of such Certificate; *provided*, *however*, with respect to each Class referred to in this paragraph, that the sum of all such percentages for each such Class totals 100%.

Periodic Rate Cap: With respect to each Adjustable Rate Mortgage Loan and any Adjustment Date therefor, the fixed percentage set forth in the related Mortgage Note, which is the maximum amount by which the Mortgage Rate for such Mortgage Loan may increase or decrease (without regard to the Maximum Mortgage Rate or the Minimum Mortgage Rate) on such Adjustment Date from the Mortgage Rate in effect immediately prior to such Adjustment Date.

Permitted Transferee: With respect to the holding or ownership of any Residual Certificate, any Person other than (i) the United States, a State or any political subdivision thereof, or any agency or instrumentality of any of the foregoing, (ii) a foreign government, International Organization or any agency or instrumentality of either of the foregoing, (iii) an organization (except certain farmers' cooperatives described in Code Section 521) which is exempt from the taxes imposed by Chapter 1 of the Code (unless such organization is subject to the tax imposed by Section 511 of the Code on unrelated business taxable income), (iv) rural electric and telephone cooperatives described in Code Section 1381(a)(2)(C), (v) any "electing large partnership" as defined in Section 775(a) of the Code, (vi) any Person from whom the

Trustee has not received an affidavit to the effect that it is not a "disqualified organization" within the meaning of Section 860E(e)(5) of the Code, and (vii) any other Person so designated by the Company based upon an Opinion of Counsel that the transfer of an Ownership Interest in a Residual Certificate to such Person may cause REMIC I, REMIC II, REMIC III, REMIC IV, REMIC V or REMIC VI to fail to qualify as a REMIC at any time that the Certificates are outstanding. The terms "United States," "State" and "International Organization" shall have the meanings set forth in Code Section 7701 or successor provisions. A corporation shall not be treated as an instrumentality of the United States or of any State or political subdivision thereof if all of its activities are subject to tax, and, with the exception of the Freddie Mac, a majority of its board of directors is not selected by such governmental unit.

Person: Any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or any other entity or organization, whether or not a legal entity.

Plan: Any employee benefit plan or certain other retirement plans and arrangements, including individual retirement accounts and annuities, Keogh plans and bank collective investment funds and insurance company general or separate accounts in which such plans, accounts or arrangements are invested, that are subject to ERISA or Section 4975 of the Code.

Preference Claim: As defined in Section 4.10 hereof.

Prepayment Charge: With respect to any Mortgage Loan, the charges or premiums, if any, due in connection with a full (but not partial) prepayment of such Mortgage Loan in accordance with the terms thereof (other than any Servicer Prepayment Charge Payment Amount).

Prepayment Charge Schedule: As of the Cut-off Date, a list attached hereto as Schedule I (including the Prepayment Charge Summary attached thereto), setting forth the following information with respect to each Prepayment Charge:

> (i)   the Mortgage Loan identifying number;

> (ii)   a code indicating the type of Prepayment Charge;

> (iii)   the state of origination of the related Mortgage Loan;

> (iv)   the date on which the first monthly payment was due on the related Mortgage Loan;

> (v)   the term of the related Prepayment Charge; and

> (vi)   the principal balance of the related Mortgage Loan as of the Cut-off Date.

The Prepayment Charge Schedule shall be amended from time to time by the Servicer in accordance with the provisions of this Agreement and a copy of each related amendment shall be furnished by the Servicer to the NIMS Insurer and the Trustee.

Prepayment Interest Excess: With respect to any Distribution Date, for each Mortgage Loan for which a Principal Prepayment in full is applied on or after the first calendar day of the month of such Distribution Date and before the 15th calendar day of such month, the amount of interest collected on such Principal Prepayment in full at the applicable Net Mortgage Rate from the first day of the month in which such Distribution Date occurs through the day on which such Principal Prepayment is applied.

Prepayment Interest Shortfall: With respect to any Distribution Date, for each Mortgage Loan that was during the related Prepayment Period the subject of a Principal Prepayment in full or in part that was applied by the Servicer to reduce the outstanding principal balance of such loan on a date preceding the Due Date in the month in which such Distribution Date occurs, an amount equal to interest at the applicable Net Mortgage Rate on the amount of such Principal Prepayment for the lesser of (i) the number of days commencing on the date on which the prepayment is applied and ending on the last day of the month in which such Principal Prepayment is applied and (ii) 30 days. The obligations of the Servicer in respect of any Prepayment Interest Shortfall are set forth in Section 3.24. For avoidance of doubt, no Prepayment Interest Shortfalls shall exist with respect to Principal Prepayments in full which are applied during the period from the first through the 14th day of the month of the related Distribution Date.

Prepayment Period: With respect to any Distribution Date, (i) the period from the 15th day of the month immediately preceding the month in which such Distribution Date occurs (or in the case of the first Distribution Date, the Cut-off Date) through the 14th day of the month in which such Distribution Date occurs, inclusive, for purposes of Principal Prepayments in full; and (ii) the calendar month immediately preceding the calendar month in which such Distribution Date occurs, for any other purpose. Except for purposes of calculating Prepayment Interest Excess, Principal Prepayments made during the calendar month immediately preceding the Cut-off Date and received by the Servicer shall be deemed to be received after the Cut-off Date and during the Prepayment Period related to the first Distribution Date.

Prime Rate: The prime rate of United States money center commercial banks as published in *The Wall Street Journal*.

Principal Balance: As to any Mortgage Loan other than a Liquidated Mortgage Loan, and any day, the related Cut-off Date Principal Balance, *minus* all collections credited against the Cut-off Date Principal Balance of any such Mortgage Loan. For purposes of this definition, a Liquidated Mortgage Loan shall be deemed to have a Principal Balance equal to the Principal Balance of the related Mortgage Loan as of the final recovery of related Liquidation Proceeds and a Principal Balance of zero thereafter. As to any REO Property and any day, the Principal Balance of the related Mortgage Loan shall equal the Principal Balance of the related Mortgage Loan immediately prior to such Mortgage Loan becoming REO Property minus any REO Principal Amortization received with respect thereto on or prior to such day.

Principal Distribution Amount: With respect to any Distribution Date, the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount.

Principal Prepayment: Any payment of principal made by the Mortgagor on a Mortgage Loan which is received in advance of its scheduled Due Date and which is not accompanied by an amount of interest representing the full amount of scheduled interest due on any Due Date in any month or months subsequent to the month of prepayment.

Principal Remittance Amount: With respect to any Distribution Date, the sum of the Group I Principal Remittance Amount and the Group II Principal Remittance Amount.

Rate Change Date: With respect to any REMIC I Regular Interest, the Distribution Date occurring in the month set forth as the Rate Change Date for such REMIC I Regular Interest in the Preliminary Statement.

Rating Agency or Rating Agencies: Initially, each of S&P and Moody's and thereafter, each nationally recognized statistical rating organization that has rated the Certificates at the request of the Company, or their respective successors in interest.

Reacquired Mortgage Loan: A Mortgage Loan for which another Mortgage Loan is substituted pursuant to and in accordance with the provisions of Section 2.08.

Realized Loss: With respect to any Liquidated Mortgage Loan, the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all Net Liquidation Proceeds and Insurance Proceeds in respect of such Mortgage Loan. Realized Losses shall be allocated among the REMIC I, REMIC II, REMIC III, and REMIC IV Regular Interests and the Certificates, as follows:

(a)   Prior to each Determination Date, the Servicer shall determine as to each Mortgage Loan and REO Property: (i) the total amount of Realized Losses, if any, incurred in connection with any Final Recovery Determinations made during the related Prepayment Period; (ii) whether and the extent to which such Realized Losses constituted Bankruptcy Losses; and (iii) the respective portions of such Realized Losses allocable to interest and allocable to principal. Prior to each Determination Date, the Servicer shall also determine as to each Mortgage Loan: (i) the total amount of Realized Losses, if any, incurred in connection with any Deficient Valuations made during the related Prepayment Period; and (ii) the total amount of Realized Losses, if any, incurred in connection with Debt Service Reductions in respect of Monthly Payments due during the related Due Period. The information described in the two preceding sentences that is to be supplied by the Servicer shall be evidenced by an Officer's Certificate delivered to the NIMS Insurer and the Trustee by the Servicer prior to the Determination Date immediately following the end of (i) in the case of Bankruptcy Losses allocable to interest, the Due Period during which any such Realized Loss was incurred, and (ii) in the case of all other Realized Losses, the Prepayment Period during which any such Realized Loss was incurred.

(b)   If on any Distribution Date after giving effect to all Realized Losses incurred with respect to the Mortgage Loans during or prior to the related Due Period and distributions of principal with respect to the Class A Certificates, the Mezzanine Certificates and the Class B

Certificates on such Distribution Date, the Class Principal Balance of the Class L3-C Regular Interest is equal to zero, Realized Losses equal to the Undercollateralized Amount shall be allocated on such Distribution Date as follows: first, to the Class B-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, second, to the Class B-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, third, to the Class M-9 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, fourth, to the Class M-8 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, fifth, to the Class M-7 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, sixth, to the Class M-6 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, seventh, to the Class M-5 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, eighth, to the Class M-4 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, ninth, to the Class M-3 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, tenth, to the Class M-2 Certificates until the Certificate Principal Balance thereof has been reduced to zero, and eleventh, to the Class M-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero. All Realized Losses to be allocated to the Certificate Principal Balances of the Mezzanine Certificates and the Class B Certificates on any Distribution Date shall be so allocated after the actual distributions to be made on such date as provided in Article IV. All references above to the Certificate Principal Balance of the Mezzanine Certificates and the Class B Certificates shall be to the Certificate Principal Balance of the Mezzanine Certificates and the Class B Certificates immediately prior to the relevant Distribution Date, before reduction thereof by any Realized Losses or increase thereof by any Subsequent Recoveries, in each case to be allocated to such Mezzanine Certificates or the Class B Certificates on such Distribution Date.

Any allocation of Realized Losses to a Mezzanine Certificate and the Class B Certificates on any Distribution Date shall be made by reducing the Certificate Principal Balance thereof by the amount so allocated. No allocations of any Realized Losses shall be made to the Class A Certificates or the Class P Certificates. Any Realized Losses that reduce the Class Principal Balance of the Class L3-C Regular Interest, shall be allocated to reduce the distributions in respect of and/or the Certificate Principal Balance of the Class C Certificates.

(c) (i) Realized Losses on the Group I Mortgage Loans shall be allocated on each Distribution Date to the Interest Distribution Amount on, and then the Class Principal Balance of, the Class L1-Y-X Regular Interest. If the Class Principal Balance of the Class L1-Y-X Regular Interest has been reduced to zero, Realized Losses on the Group I Mortgage Loans shall be allocated to the remaining REMIC I Group I Regular Interests, first, to those REMIC I Group I Regular Interests with the designation "A" for which the Rate Change Dates have occurred, second, to the REMIC I Group I Regular Interests with the designation "B" and the same numerical designation as the Regular Interests in the preceding clause, and third, to the remaining REMIC I Group I Regular Interests in descending numerical order, in each case until the Uncertificated Principal Balance of such REMIC I Regular Interest has been reduced to zero. Realized Losses on the Group II Mortgage Loans shall be allocated on each Distribution Date to the Interest Distribution Amount on, and then the Class Principal Balance of, the Class L1-Z-X Regular Interest. If the Class Principal Balance of the Class L1-Z-X Regular Interest has been reduced to zero, Realized Losses on the Group II Mortgage Loans shall be allocated to the remaining REMIC I Group II Regular Interests, first, to those REMIC I Group II Regular

Interests with the designation "A" for which the Rate Change Dates have occurred, second, to the REMIC I Group II Regular Interests with the designation "B" and the same numerical designation as the Regular Interests in the preceding clause, and third, to the remaining REMIC I Group II Regular Interests in descending numerical order, in each case until the Class Principal Balance of such REMIC I Regular Interest has been reduced to zero.

(ii)   50% of all Realized Losses on the Mortgage Loans shall be allocated on each Distribution Date to the following REMIC II Regular Interests in the specified percentages, as follows:

first, to the Interest Distribution Amount payable to the Class L2-XX and Class L2-ZZ Regular Interests up to an aggregate amount equal to the REMIC II Interest Loss Allocation Amount, 98% and 2%, respectively;

second, to the Uncertificated Principal Balances of the Class L2-XX and Class L2-ZZ Regular Interests up to an aggregate amount equal to the REMIC II Principal Loss Allocation Amount, 98% and 2%, respectively;

third, to the Uncertificated Principal Balances of the Class L2-XX, L2-B2, and L2-ZZ Regular Interests, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of the Class L2-B2 Regular Interest has been reduced to zero;

fourth, to the Uncertificated Principal Balances of the Class L2-XX, L2-B1, and L2-ZZ Regular Interests, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of the Class L2-B1 Regular Interest has been reduced to zero;

fifth, to the Uncertificated Principal Balances of the Class L2-XX, L2-M9, and L2-ZZ Regular Interests, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of the Class L2-M9 Regular Interest has been reduced to zero;

sixth, to the Uncertificated Principal Balances of the Class L2-XX, L2-M8, and L2-ZZ Regular Interests, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of the Class L2-M8 Regular Interest has been reduced to zero;

seventh, to the Uncertificated Principal Balances of the Class L2-XX, L2-M7, and L2-ZZ Regular Interests, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of the Class L2-M7 Regular Interest has been reduced to zero;

eighth, to the Uncertificated Principal Balances of the Class L2-XX, L2-M6, and L2-ZZ Regular Interests, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of the Class L2-M6 Regular Interest has been reduced to zero;

ninth, to the Uncertificated Principal Balances of the Class L2-XX, L2-M5, and L2-ZZ Regular Interests, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of the Class L2-M5 Regular Interest has been reduced to zero;

tenth, to the Uncertificated Principal Balances of the Class L2-XX, L2-M4, and L2-ZZ Regular Interests, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of the Class L2-M4 Regular Interest has been reduced to zero;

eleventh, to the Uncertificated Principal Balances of the Class L2-XX, L2-M3, and L2-ZZ Regular Interests, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of the Class L2-M3 Regular Interest has been reduced to zero;

twelfth, to the Uncertificated Principal Balances of the Class L2-XX, L2-M2, and L2-ZZ Regular Interests, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of the Class L2-M2 Regular Interest has been reduced to zero; and

thirteenth, to the Uncertificated Principal Balances of the Class L2-XX, L2-M1, and L2-ZZ Regular Interests, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of the Class L2-M1 Regular Interest has been reduced to zero.

(iii)   50% of all Realized Losses on the Mortgage Loans shall be allocated on each Distribution Date to the Class L2-1-GP, L2-1-SB, L2-2-GP, L2-2-SB, and L2-YY Regular Interests, as follows:

after all distributions have been made on such Distribution Date, Realized Losses shall be applied in such a manner as to keep the Uncertificated Principal Balance of each REMIC II Regular Interest ending with the designation "GP" equal to 0.01% of the aggregate Stated Principal Balance of the Mortgage Loans in the related Loan Group (determined as of the current Distribution Date), and the Uncertificated Principal Balance of each REMIC II Regular Interest ending with the designation "SB" equal to 0.01% of the excess of (x) the aggregate Stated Principal Balance of the Mortgage Loans in the related Loan Group as of the current Distribution Date over (y) the Certificate Principal Balance of the Senior Certificates related to such Loan Group immediately prior to such Distribution Date (except that if such excess is larger than it was for the preceding Distribution Date, the least amount of Realized Loss shall be allocated such that the REMIC II Subordinated Ratio is maintained); and then to the Class L2-YY.

(d)   If on any Distribution Date Allocated Realized Loss Amounts are to be reinstated due to Subsequent Recoveries, the Allocated Realized Loss Amounts shall be reinstated on such Distribution Date to increase the Certificate Principal Balances of the Mezzanine Certificates and the Class B Certificates in the following order of priority, in each case until the related Allocated

Realized Loss Amount has been reduced to zero: *first,* to the Class M-1 Certificates, *second* to the Class M-2 Certificates, *third* to the Class M-3 Certificates, *fourth* to the Class M-4 Certificates, *fifth* to the Class M-5 Certificates, *sixth* to the Class M-6 Certificates, *seventh* to the Class M-7 Certificates, *eighth* to the Class M-8 Certificates, *ninth* to the Class M-9 Certificates, *tenth* to the Class B-1 Certificates and *eleventh* to the Class B-2 Certificates. All Subsequent Recoveries to be allocated to the Certificate Principal Balances of the Mezzanine Certificates and the Class B Certificates on any Distribution Date shall be so allocated after the actual distributions to be made on such date as provided in Article IV. All references above to the Certificate Principal Balance of the Mezzanine Certificates and the Class B Certificates shall be to the Certificate Principal Balance of the Mezzanine Certificates and the Class B Certificates immediately prior to the relevant Distribution Date, before reduction thereof by any Realized Losses or increase thereof by any Subsequent Recoveries, in each case to be allocated to the Mezzanine Certificates and the Class B Certificates on such Distribution Date.

Any Allocated Realized Loss Amounts to be reinstated to a Certificate on any Distribution Date due to Subsequent Recoveries shall be made by increasing the Certificate Principal Balance thereof by the amount so reinstated. No allocations of any Subsequent Recoveries shall be made to the Class A Certificates or the Class P Certificates.

(e) (i) If on any Distribution Date Subsequent Recoveries occurred in the related Prepayment Period relating to the Group I Mortgage Loans, the amount of such Subsequent Recoveries shall be allocated first to the REMIC I Group I Regular Interests with the designations "A" and "B" in the reverse order in which Realized Losses were allocated under paragraph (c)(i) of this definition of Realized Losses, and then to REMIC I Regular Interest IX. If on any Distribution Date Subsequent Recoveries occurred in the related Prepayment Period relating to the Group II Mortgage Loans, the amount of such Subsequent Recoveries shall be allocated first to the REMIC I Group II Regular Interests with the designations "A" and "B" in the reverse order in which Realized Losses were allocated under paragraph (c)(i) of this definition of Realized Losses, and then to REMIC I Regular Interest IIX.

(ii) If on any Distribution Date Subsequent Recoveries occurred in the related Prepayment Period, the amount of such Subsequent Recoveries shall be allocated among the REMIC II Regular Interests as follows:

(i) 50% of the Subsequent Recoveries from all Loan Groups shall be allocated among the REMIC II Regular Interests in the same proportions and amounts, but in the reverse order, as Realized Losses were allocated under paragraph (c)(ii) of this definition of Realized Losses.

(ii) 50% of the Subsequent Recoveries from all Loan Groups shall be allocated in the same proportions, but in reverse order, as the Realized Losses were allocated under paragraph (c)(iii) of this definition of Realized Losses.

Record Date: With respect to (i) the Class C Certificates, the Class P Certificates, the Residual Certificates and any Definitive Certificates, the Close of Business on the last Business Day of the calendar month preceding the month in which the related Distribution Date occurs and (ii) with respect to the Class A Certificates, the Mezzanine Certificates and the Class B

Certificates, the Close of Business on the Business Day immediately preceding the related Distribution Date; *provided*, *however*, that following the date on which Definitive Certificates for a Class A Certificate, a Mezzanine Certificate and a Class B Certificate are available pursuant to Section 5.09, the Record Date for such Certificates shall be the last Business Day of the calendar month preceding the month in which the related Distribution Date occurs.

Recording Documents: Documents referred to in clauses (b), (c), (d), or (e) of the definition of "Mortgage File."

Reference Banks: Those banks (i) with an established place of business in London, England, (ii) not controlling, under the control of or under common control with the Company, the Seller or the Servicer or any affiliate thereof and (iii) which have been designated as such by the Trustee with the consent of the NIMS Insurer; *provided*, *however*, that if fewer than two of such banks provide a LIBOR rate, then any leading banks selected by the Trustee with the consent of the NIMS Insurer which are engaged in transactions in United States dollar deposits in the international Eurocurrency market.

Refinanced Mortgage Loan: A Mortgage Loan the proceeds of which were not used to purchase the related Mortgaged Property.

Regular Certificates: The Class A Certificates, the Mezzanine Certificates, the Class B Certificates, the Class C Certificates and the Class P Certificates.

Regular Interest: Any of the REMIC I, REMIC II, REMIC III, or REMIC VI Regular Interests.

Regulation AB: Subpart 229.1100 - Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1123, as such may be amended from time to time.

Relief Act: The Servicemembers' Civil Relief Act of 2003, as amended, or similar state or local law.

Relief Act Interest Shortfall: With respect to any Distribution Date, for any Mortgage Loan with respect to which there has been a reduction in the amount of interest collectible thereon for the most recently ended Due Period as a result of the application of the Relief Act, the amount by which (i) interest collectible on such Mortgage Loan during such Due Period is less than (ii) one month's interest on the Principal Balance of such Mortgage Loan at the Mortgage Rate for such Mortgage Loan before giving effect to the application of the Relief Act.

Remaining Principal Distribution Amount: With respect to any Distribution Date, an amount equal to the Principal Distribution Amount remaining after the distributions set forth in paragraphs (g), (h) and (i) of the definition of REMIC III Distribution Amount.

REMIC I: The primary segregated pool of assets subject hereto and to be administered hereunder, with respect to which a REMIC election is to be made consisting of: (i) such Mortgage Loans as from time to time are subject to this Agreement, together with the Mortgage Files relating thereto, and together with all collections thereon and proceeds thereof, (ii) any REO Property, together with all collections thereon and proceeds thereof, (iii) the Trust's rights with respect to the Mortgage Loans under all insurance policies required to be maintained pursuant to this Agreement and any proceeds thereof, (iv) the Company's rights with respect to the Mortgage Loans under the Mortgage Loan Purchase Agreement (including any security interest created thereby), and (v) the Collection Account, the Distribution Account (subject to the last sentence of this definition) and any REO Account and such assets that are deposited therein from time to time and any investments thereof, together with any and all income, proceeds and payments with respect thereto. Notwithstanding the foregoing, however, a REMIC election will not be made with respect to the Reserve Fund, the Supplemental Interest Trust and the Servicer Prepayment Charge Payment Amounts.

REMIC I Available Distribution Amount: With respect to any Distribution Date, an amount equal to the excess of (i) the sum of (a) the aggregate of the Monthly Payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date, (b) Liquidation Proceeds, Insurance Proceeds, Principal Prepayments, Gross Subsequent Recoveries and other unscheduled recoveries of principal and interest in respect of the Mortgage Loans during the related Prepayment Period (other than any prepayment charges collected by the Servicer in connection with the full prepayment of any of the Mortgage Loans, any Servicer Prepayment Charge Payment Amount in connection with the Mortgage Loans and any Prepayment Interest Excess), (c) the aggregate of any amounts received in respect of an REO Property acquired in respect of a Mortgage Loan withdrawn from any REO Account and deposited in the Collection Account for such Distribution Date, (d) the aggregate of any amounts deposited in the Collection Account by the Servicer in respect of related Prepayment Interest Shortfalls on the Mortgage Loans for such Distribution Date, (e) the aggregate of any Advances made by the Servicer or the Trustee for such Distribution Date with respect to the Mortgage Loans, (f) the aggregate of any related advances made by or on behalf of the Trustee for such Distribution Date with respect to the Mortgage Loans pursuant to Section 7.01 and (g) the aggregate of any amounts constituting proceeds of repurchases or substitutions of the Mortgage Loans occurring during the related Prepayment Period over (ii) the sum, without duplication, of (a) amounts reimbursable or payable to the Depositor, the Servicer, the Trustee, the Seller, the NIMS Insurer or any Sub-Servicer pursuant to Section 3.11 or Section 3.12 in respect of the Mortgage Loans or otherwise payable in respect of Extraordinary Trust Fund Expenses, (b) amounts deposited in the Collection Account or the Distribution Account pursuant to clauses (i)(a) through (g) above, as the case may be, in error, (c) Stayed Funds, (d) any Trustee Fee pursuant to Section 8.05 and (e) amounts reimbursable to the Trustee for an advance made pursuant to Section 7.01 which advance the Trustee has determined to be nonrecoverable from the Stayed Funds in respect of which it was made.

REMIC I Distribution Amount: For any Distribution Date, the REMIC I Available Distribution Amount shall be distributed to the REMIC I Regular Interests and the Class R-1 Residual Interest in the following amounts and priority:

(a)   To the extent of the REMIC I Available Distribution Amount attributable to Loan Group I:

(i)   first, to the Class L1-Y-X Regular Interest, (A) all amounts representing Prepayment Charges in respect of the Group I Loans and (B) on the Distribution Date immediately following the expiration of the latest Prepayment Charge as identified on the

Prepayment Charge Schedule or any Distribution Date thereafter until $100 has been distributed pursuant to this clause and clause (b)(i), below;

(ii)   second, distributions of remaining amounts shall be made to the Class L1-Y-X Regular Interest, and each of the Class L1-Y-1A through L1-Y-59B, *pro rata*, in an amount equal to (A) the Interest Distribution Amounts for such Regular Interests for such Distribution Date, plus (B) any amounts payable in respect thereof remaining unpaid from previous Distribution Dates;

(iii)   third, sequentially to those REMIC I Group I Regular Interests with the designation "A" for which the Rate Change Dates occurred prior to the current Distribution Date, in numerical order starting with the Class L1-Y-1A Regular Interest, in each case until the Class Principal Balance of such Regular Interest has been reduced to zero;

(iv)   fourth, sequentially to those REMIC I Group I Regular Interests with the designation "B" and the same numerical designations as the REMIC I Group I Regular Interests described in clause (ii), in numerical order starting with the Class L1-Y-1B Regular Interest, in each case until the Class Principal Balance of such Regular Interest has been reduced to zero; and

(v)   fifth, to the Class L1-Y-X Regular Interest until the Class Principal Balance thereof has been reduced to zero.

(b)   To the extent of the REMIC I Available Distribution Amount attributable to Loan Group II:

(i)   first, to the Class L1-Z-X Regular Interest, (A) all amounts representing Prepayment Charges in respect of the Group II Loans and (B) on the Distribution Date immediately following the expiration of the latest Prepayment Charge as identified on the Prepayment Charge Schedule or any Distribution Date thereafter until $100 has been distributed pursuant to this clause and clause (b)(i), below;

(ii)   second, distributions of remaining amounts shall be made to the Class L1-Z-X Regular Interest, and each of the Class L1-Z-1A through L1-Z-59B, *pro rata*, in an amount equal to (A) the Interest Distribution Amounts for such Regular Interests for such Distribution Date, plus (B) any amounts payable in respect thereof remaining unpaid from previous Distribution Dates;

(iii)   third, sequentially to those REMIC I Group I Regular Interests with the designation "A" for which the Rate Change Dates occurred prior to the current Distribution Date, in numerical order starting with the Class L1-Z-1A Regular Interest, in each case until the Class Principal Balance of such Regular Interest has been reduced to zero;

(iv)   fourth, sequentially to those REMIC I Group I Regular Interests with the designation "B" and the same numerical designations as the REMIC I Group I Regular Interests described in clause (ii), in numerical order starting with the Class L1-Z-1B

Regular Interest, in each case until the Class Principal Balance of such Regular Interest has been reduced to zero; and

(v)   fifth, to the Class L1-Z-X Regular Interest until the Class Principal Balance thereof has been reduced to zero.

(c)   To the extent of the REMIC I Available Distribution Amounts for Loan Group I and Loan Group II for such Distribution Date remaining after payment of the amounts pursuant to paragraphs (a) and (b) of this definition of "REMIC I Distribution Amount":

(i)   first, to the REMIC I Regular Interests, pro rata according to the amount of unreimbursed Realized Losses allocable to principal previously allocated to each such Class, the aggregate amount of such unreimbursed Realized Losses; *provided, however,* that any amounts distributed pursuant to this paragraph (c)(i) of this definition of "REMIC I Distribution Amount" shall not cause a reduction in the Class Principal Balances of any of the REMIC I Regular Interests; and

(ii)   second, pro rata in accordance with their remaining Class Principal Balances; and

(iii)   third, to the Class R-1 Residual Interest, the Residual Distribution Amount for the Class R-1 Residual Interest for such Distribution Date.

REMIC I Group I Regular Interests: The Class L1-Y-X Regular Interest and the REMIC I Regular Interests designated in the Preliminary Statement hereto designated as Classes L1-Y-1A through L1-Y-59B.

REMIC I Group II Regular Interests: The Class L1-Z-X Regular Interest and the REMIC I Regular Interests designated in the Preliminary Statement hereto designated as Classes L1-Z-1A through L1-Z-59B.

REMIC I Regular Interest: Any of the 238 separate non-certificated beneficial ownership interests in REMIC I issued hereunder and designated as a "Regular Interest" in REMIC I in the Preliminary Statement. Each REMIC I Regular Interest shall accrue interest at the rate specified in the Preliminary Statement as in effect from time to time, and shall be entitled to distributions of principal, subject to the terms and conditions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement.

REMIC II: The segregated pool of assets consisting of all of the REMIC I Regular Interests conveyed to the Trust, for the benefit of REMIC III, as holder of the REMIC II Regular Interests and the Class R Certificateholders, as holders of the Class R-2 Interest, pursuant to Article II hereunder, and all amounts deposited therein, with respect to which a separate REMIC election is to be made.

REMIC II Available Distribution Amount: For the REMIC II Regular Interests and the Class R-2 Residual Interest, the aggregate of all distributions to the REMIC I Regular Interests (which amount shall be available for distributions to the REMIC II Regular Interests and the Class R-2 Residual Interest as provided herein).

REMIC II Distribution Amount: (I) For any Distribution Date, the REMIC II Available Distribution Amount for such Distribution Date shall be distributed to the REMIC II Regular Interests and the Class R-2 Residual Interest in the following amounts and priority:

(a)   With respect to all the REMIC II Regular Interests:

(i)   first, to the Class L2-XX Regular Interest, an amount equal to the Prepayment Charges collected on the Mortgage Loans;

(ii)   second, to the Class L2-SW Regular Interest, in an amount equal to (A) Interest Distribution Amount for such Regular Interest for such Distribution Date, plus (B) any amounts in respect thereof remaining unpaid from previous Distribution Dates;

(iii)   third, to the Class L2-XX, L2-1-A1, L2-2-A1, L2-2-A2, L2-2-A3, L2-2-A4, L2-M1, L2-M2, L2-M3, L2-M4, L2-M5, L2-M6, L2-M7, L2-M8, L2-M9, L2-B1, L2-B2, and L2-ZZ Regular Interests, *pro rata*, in an amount equal to (A) the Interest Distribution Amounts for such Distribution Date, plus (B) any amounts in respect thereof remaining unpaid from previous Distribution Dates; provided, however, that Interest Distribution Amount in respect of the Class L2-ZZ Regular Interest shall be reduced and deferred when the REMIC II Overcollateralized Amount is less than the REMIC II Overcollateralization Target Amount, by the lesser of (x) the amount of such difference and (y) the Maximum ZZ Uncertificated Interest Deferral Amount and such amount shall be payable to the Holders of the Class L2-XX, L2-1-A1, L2-2-A1, L2-2-A2, L2-2-A3, L2-2-A4, L2-M1, L2-M2, L2-M3, L2-M4, L2-M5, L2-M6, L2-M7, L2-M8, L2-M9, L2-B1, and L2-B2 Regular Interests in the same proportion as the Extra Principal Distribution Amount is allocated to the Corresponding Certificates and the Class Principal Balance of the Class L2-ZZ Regular Interest shall be increased by such amount; and

(iv)   fourth, to the Class L2-1-GP, L2-1-SB, L2-2-GP, L2-2-SB, and L2-YY Regular Interests, *pro rata*, in an amount equal to (A) the Interest Distribution Amounts for such Distribution Date, plus (B) any amounts in respect thereof remaining unpaid from previous Distribution Dates;

(b)   After the distributions in paragraph (a) of this definition of REMIC II Distribution Amount have been made, 50% of the remaining REMIC II Available Distribution Amount shall be distributed as follows:

(i)   first, in the ratio of 98 to 1 to 1, (A) to the Class L2-XX Regular Interest until the Class Principal Balance of such Regular Interest is reduced to zero, (B) to the Class L2-1-A1, L2-2-A1, L2-2-A2, L2-2-A3, L2-2-A4, L2-M1, L2-M2, L2-M3, L2-M4, L2-M5, L2-M6, L2-M7, L2-M8, L2-M9, L2-B1, and L2-B2 Regular Interests, allocated among such Classes in the same proportion as principal payments are allocated to the Corresponding Certificates, in each case until the Uncertificated Balances of such Regular Interests are reduced to zero, and (C) to the Class L2-ZZ Regular Interest until the Uncertificated Principal Balance of such Regular Interest is reduced to zero; and

(ii)   any remaining amount to the Class R-2 Residual Interest.

(c) After the distributions in paragraph (a) of this definition of REMIC II Distribution Amount have been made, 50% of the remaining REMIC II Available Distribution Amount shall be distributed as follows:

(i) first to the Class L2-1-GP, L2-1-SB, L2-2-GP, and L2-2-SB Regular Interests in the amounts necessary to keep the Class Principal Balance of each REMIC II Regular Interest with the designation "GP" equal to 0.01% of the aggregate Stated Principal Balance of the Mortgage Loans in the related Loan Group (determined as of the current Distribution Date), and the Class Principal Balance of each REMIC II Regular Interest with the designation "SB" equal to 0.01% of the excess of (x) the aggregate Stated Principal Balance of the Mortgage Loans in the related Loan Group over (y) the current Certificate Principal Balance of the Class A Certificates in the related Loan Group;

(ii) second, to the Class L2-YY Regular Interest, until the Class Principal Balance of the Regular Interest has been reduced to zero; and

(iii) any remaining amount to the Class R-2 Residual Interest.

REMIC II Interest Loss Allocation Amount: With respect to any Distribution Date, an amount equal to (a) the product of (i) 50% of the aggregate Principal Balance of the Mortgage Loans and related REO Properties then outstanding and (ii) the Certificate Interest Rate for the Class L2-XX Regular Interest minus the Marker Rate, divided by (b) 12.

REMIC II Overcollateralized Amount: With respect to any date of determination, (i) 0.50% of the aggregate Class Principal Balances of the Class L2-XX, L2-1-A1, L2-2-A1, L2-2-A2, L2-2-A3, L2-2-A4, L2-M1, L2-M2, L2-M3, L2-M4, L2-M5, L2-M6, L2-M7, L2-M8, L2-M9, L2-B1, L2-B2, and L2-ZZ Regular Interests minus (ii) the aggregate of the Uncertificated Principal Balances of the Class L2-1-A1, L2-2-A1, L2-2-A2, L2-2-A3, L2-2-A4, L2-M1, L2-M2, L2-M3, L2-M4, L2-M5, L2-M6, L2-M7, L2-M8, L2-M9, L2-B1, and L2-B2 Regular Interests, in each case as of such date of determination.

REMIC II Overcollateralization Target Amount: 1.00% of the Overcollateralization Target Amount.

REMIC II Principal Loss Allocation Amount: With respect to any Distribution Date, an amount equal to the product of (i) 0.50% of the aggregate Principal Balance of the Mortgage Loans and REO Properties then outstanding and (ii) 1 minus a fraction, the numerator of which is 2 times the aggregate of the Class Principal Balances of the Class L2-1-A1, L2-2-A1, L2-2-A2, L2-2-A3, L2-2-A4, L2-M1, L2-M2, L2-M3, L2-M4, L2-M5, L2-M6, L2-M7, L2-M8, L2-M9, L2-B1, and L2-B2 Regular Interests and the denominator of which is the aggregate of the Class Principal Balances of the Class L2-1-A1, L2-2-A1, L2-2-A2, L2-2-A3, L2-2-A4, L2-M1, L2-M2, L2-M3, L2-M4, L2-M5, L2-M6, L2-M7, L2-M8, L2-M9, L2-B1, L2-B2, and L2-ZZ Regular Interests.

REMIC II Regular Interest: Any of the separate non-certificated beneficial ownership interests in REMIC II issued hereunder and designated as a "Regular Interest" in REMIC II in the Preliminary Statement. Each REMIC II Regular Interest shall accrue interest at the related

rate specified in the Preliminary Statement as in effect from time to time, and shall be entitled to distributions of principal (other than the Class L2-SW Regular Interest), subject to the terms and conditions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement.

REMIC III: The segregated pool of assets consisting of all of the REMIC II Regular Interests conveyed to the Trust, for the benefit of the Holders of the Regular Certificates (other than the Class P Certificates), REMIC IV, as the holder of the Class L3-C Regular Interest, REMIC V as the holder of the Class L3-P Regular Interest, REMIC VI as holder of the Class L3-SW Regular Interest, and the Class R Certificateholders, as holders of the Class R-3 Interest, pursuant to Article II hereunder, and all amounts deposited therein, with respect to which a separate REMIC election is to be made.

REMIC III Available Distribution Amount: For the Certificates (other than the Class C, Class P, and Residual Certificates), the REMIC III Regular Interests, and the Class R-3 Residual Interest, on any Distribution Date, the aggregate of all distributions to the REMIC II Regular Interests (which amount shall be available for distributions to the Certificates (other than the Class C, Class P and Residual Certificates), the REMIC III Regular Interests and the Class R-3 Residual Interest).

REMIC III Distribution Amount: Subject to Section 4.05, the REMIC III Available Distribution Amount for any Distribution Date shall be distributed among the Certificates (other than the Class C, Class P and Residual Certificates), the REMIC III Regular Interests and the Class R-3 Residual Interest in the following amounts and priority:

(a)   A portion of the REMIC III Available Distribution Amount equal to Group I Interest Remittance Amount for such Distribution Date, shall be distributed:

(i)   *first*, to the Class L3-SW Regular Interest in an amount equal to the Group I Net Swap Payment for such Distribution Date, and any unpaid Group I Net Swap Payments remaining unpaid from prior Distribution Dates;

(ii)   *second*, to the Class L3-SW Regular Interest in an amount equal to the Group II Net Swap Payment, and any Group II Net Swap Payments remaining unpaid from prior Distribution Dates, to the extent not paid pursuant to paragraph (b)(i) of this definition of REMIC III Distribution Amount;

(iii)   *third*, to the Class I-A Certificates, in an amount equal to the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount for such Class; and

(iv)   *fourth*, concurrently, to the Class II-A-1 Certificates, the Class II-A-2 Certificates, the Class II-A-3 Certificates and the Class II-A-4 Certificates, the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount for such Classes, in each case to the extent not paid pursuant to paragraph (b)(iii) of this definition of REMIC III Distribution Amount, *pro rata*, based on their respective entitlements.

(b)   A portion of the REMIC III Available Distribution Amount equal to Group II Interest Remittance Amount for such Distribution Date, shall be allocated:

(i)   *first*, to the Class L3-SW Regular Interest in an amount equal to the Group II Net Swap Payment for such Distribution Date, and any unpaid Group II Net Swap Payments remaining unpaid from prior Distribution Dates;

(ii)   *second*, to the Class L3-SW Regular Interest in an amount equal to the Group I Net Swap Payment for such Distribution Date, and any Group I Net Swap Payments remaining unpaid from prior Distribution Dates, to the extent not paid pursuant to paragraph (a)(i) of this definition of REMIC III Distribution Amount;

(iii)   *third*, concurrently, to the Class II-A-1 Certificates, the Class II-A-2 Certificates, the Class II-A-3 Certificates and the Class II-A-4 Certificates, in an amount equal to the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount for such Classes, *pro rata*, based on their respective entitlements; and

(iv)   *fourth*, to the Class I-A Certificates, in an amount equal to the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount for such Class, to the extent not paid pursuant to paragraph (a)(iii) of this definition of REMIC III Distribution Amount.

(c)   The sum of any Group I Interest Remittance Amount and Group II Interest Remittance Amount remaining undistributed following the distributions pursuant to paragraphs (a) and (b) of this definition of REMIC III Distribution Amount shall be distributed as follows:

first, to the Class M-1 Certificates, the related Monthly Interest Distributable Amount;

second, to the Class M-2 Certificates, the related Monthly Interest Distributable Amount;

third, to the Class M-3 Certificates, the related Monthly Interest Distributable Amount;

fourth, to the Class M-4 Certificates, the related Monthly Interest Distributable Amount;

fifth, to the Class M-5 Certificates, the related Monthly Interest Distributable Amount;

sixth, to the Class M-6 Certificates, the related Monthly Interest Distributable Amount;

seventh, to the Class M-7 Certificates, the related Monthly Interest Distributable Amount;

eighth, to the Class M-8 Certificates, the related Monthly Interest Distributable Amount;

ninth, to the Class M-9 Certificates, the related Monthly Interest Distributable Amount;

tenth, to the Class B-1 Certificates, the related Monthly Interest Distributable Amount; and

eleventh, to the Class B-2 Certificates, the related Monthly Interest Distributable Amount.

(d)   On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, a portion of the REMIC III Available Distribution Amount equal to the Group I Principal Distribution Amount shall be distributed in the following amounts and order of priority:

(i)   *first*, to the Class L3-SW Regular Interest in an amount equal to the Group I Net Swap Payment for such Distribution Date, and any Group I Net Swap Payments remaining unpaid from prior Distribution Dates, to the extent not paid pursuant to paragraphs (a)(i) and (b)(ii) of this definition of REMIC III Distribution Amount;

(ii)   *second*, to the Class L3-SW Regular Interest in an amount equal to the Group II Net Swap Payment for such Distribution Date, and any Group II Net Swap Payments remaining unpaid from prior Distribution Dates, to the extent not paid pursuant to paragraphs (a)(ii), (b)(i), and (e)(i) of this definition of REMIC III Distribution Amount;

(iii)   *third*, to the Class I-A Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and

(iv)   *fourth*, sequentially to the Class II-A-1 Certificates, the Class II-A-2 Certificates, the Class II-A-3 Certificates and the Class II-A-4 Certificates, in each case until their Certificate Principal Balances have been reduced to zero; *provided that*, beginning on the first Distribution Date on or after which the Certificate Principal Balances of the Mezzanine Certificates and the Class B Certificates have been reduced to zero and the Net Monthly Excess Cashflow and Overcollateralized Amount for such Distribution Date are insufficient to cover Realized Losses on the Group II Mortgage Loans, principal distributions among the Group II Senior Certificates will be allocated among them *pro rata* based on their Certificate Principal Balances, in each case until their Certificate Principal Balances have been reduced to zero.

(e)   On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, a portion of the REMIC III Available Distribution Amount equal to the Group II Principal Distribution Amount shall be distributed in the following amounts and order of priority:

(i)   *first*, to the Class L3-SW Regular Interest in an amount equal to the Group II Net Swap Payment for such Distribution Date, and any Group II Net Swap Payments remaining unpaid from prior Distribution Dates, to the extent not paid pursuant to paragraphs (a)(ii) and (b)(i) of this definition of REMIC III Distribution Amount;

(ii)   *second*, to the Class L3-SW Regular Interest in an amount equal to the Group I Net Swap Payment for such Distribution Date, and any Group I Net Swap Payments remaining unpaid from prior Distribution Dates, to the extent not paid pursuant to paragraphs (a)(i), (b)(ii), and (d)(i) of this definition of REMIC III Distribution Amount;

(iii)   *third*, sequentially to the Class II-A-1 Certificates, the Class II-A-2 Certificates, the Class II-A-3 Certificates and the Class II-A-4 Certificates, in each case until their Certificate Principal Balances have been reduced to zero; *provided that*, beginning on the first Distribution Date on or after which the Certificate Principal Balances of the Mezzanine Certificates and the Class B Certificates have been reduced to zero and the Net Monthly Excess Cashflow and Overcollateralized Amount for such Distribution Date are insufficient to cover Realized Losses on the Group II Mortgage Loans, principal distributions among the Group II Senior Certificates will be allocated among them *pro rata* based on their Certificate Principal Balances, in each case until their Certificate Principal Balances have been reduced to zero; and

(iv)   *fourth*, to the Class I-A Certificates, until the Certificate Principal Balance thereof has been reduced to zero.

(f)   On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, a portion of the REMIC III Available Distribution Amount equal to the sum of any Group I Principal Distribution Amount and the Group II Principal Distribution Amount remaining undistributed following the distributions pursuant to paragraphs (d) and (e) of this definition of REMIC III Distribution Amount shall be distributed in the following amounts and order of priority:

first, to the Class M-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

second, to the Class M-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

third, to the Class M-3 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

fourth, to the Class M-4 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

fifth, to the Class M-5 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

sixth, to the Class M-6 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

seventh, to the Class M-7 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

eighth, to the Class M-8 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

ninth, to the Class M-9 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

tenth, to the Class B-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and

eleventh, to the Class B-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero.

(g)   On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, a portion of the REMIC III Available Distribution Amount equal to the Group I Principal Distribution Amount shall be distributed in the following amounts and order of priority:

(i)   *first*, to the Class L3-SW Regular Interest in an amount equal to the Group I Net Swap Payment for such Distribution Date, and any Group I Net Swap Payments remaining unpaid from prior Distribution Dates, to the extent not paid pursuant to paragraphs (a)(i) and (b)(ii) of this definition of REMIC III Distribution Amount;

(ii)   *second*, to the Class L3-SW Regular Interest in an amount equal to the Group II Net Swap Payment for such Distribution Date, and any Group II Net Swap Payments remaining unpaid from prior Distribution Dates, to the extent not paid pursuant to paragraphs (a)(ii), (b)(i), and (h)(i) of this definition of REMIC III Distribution Amount;

(iii)   *third*, to the Class I-A Certificates, the Group I Senior Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(iv)   *fourth*, sequentially to the Group II Senior Certificates, the Group II Senior Principal Distribution Amount, to the extent not paid pursuant to paragraph (h)(iii) of this definition of REMIC III Distribution Amount, in each case until their Certificate Principal Balances have been reduced to zero; *provided that* beginning on the first Distribution Date on or after which the Certificate Principal Balances of the Mezzanine Certificates and the Class B Certificates have been reduced to zero and the Net Monthly Excess Cashflow and Overcollateralized Amount for such Distribution Date are insufficient to cover realized losses on the Group II Loans, principal distributions among the Group II Senior Certificates will be allocated *pro rata* based on their Certificate Principal Balances.

(h)   On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, a portion of the REMIC III Available Distribution Amount equal to the Group II Principal Distribution Amount shall be distributed in the following amounts and order of priority:

(i)   *first*, to the Class L3-SW Regular Interest in an amount equal to the Group II Net Swap Payment for such Distribution Date, and any Group II Net Swap Payments remaining unpaid from prior Distribution Dates, to the extent not paid pursuant to paragraphs (a)(ii) and (b)(i) of this definition of REMIC III Distribution Amount;

(ii)   *second*, to the Class L3-SW Regular Interest in an amount equal to the Group I Net Swap Payment for such Distribution Date, and any Group I Net Swap Payments remaining unpaid from prior Distribution Dates, to the extent not paid pursuant to paragraphs (a)(i), (b)(ii), and (g)(i) of this definition of REMIC III Distribution Amount;

(iii)   *third*, sequentially to the Group II Senior Certificates, the Group II Senior Principal Distribution Amount, in each case until their Certificate Principal Balances have been reduced to zero; *provided that* beginning on the first Distribution Date on or after which the Certificate Principal Balances of the Mezzanine Certificates and the Class B Certificates have been reduced to zero and the Net Monthly Excess Cashflow and Overcollateralized Amount for such Distribution Date are insufficient to cover realized losses on the Group II Loans, principal distributions among the Group II Senior Certificates will be allocated *pro rata* based on their Certificate Principal Balances; and

(iv)   *fourth*, to the Class I-A Certificates, the Group I Senior Principal Distribution Amount, to the extent not paid pursuant to paragraph (g)(i) of this definition of REMIC III Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

(i)   On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, a portion of the REMIC III Available Distribution Amount equal to the sum of any Group I Principal Distribution Amount and Group II Principal Distribution Amount remaining undistributed following the distribution pursuant to paragraphs (g) and (h) of this definition of REMIC III Distribution Amount shall be distributed in the following order of priority:

first, to the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

second, to the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

third, to the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

fourth, to the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

fifth, to the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

sixth, to the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

seventh, to the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

eighth, to the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

ninth, to the Class M-9 Certificates, the Class M-9 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

tenth, to the Class B-1 Certificates, the Class B-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

eleventh, to the Class B-2 Certificates, the Class B-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

(j)   On each Distribution Date, any REMIC III Available Distribution Amount remaining undistributed after the distributions in paragraphs (a) through (i) of this definition of REMIC III Distribution Amount shall be distributed in the following order of priority:

(i)   to the Class or Classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the sum of any Extra Principal Distribution Amount and the Remaining Principal Distribution Amount for such Distribution Date, payable to such Class or Classes of Certificates as part of the Group I Principal Distribution Amount or the Group II Principal Distribution Amount, as applicable, pursuant to paragraphs (d) through (i) of this definition of REMIC III Distribution Amount, as applicable;

(ii)   *concurrently*, to the Class A Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Classes for such Distribution Date to the extent remaining unpaid after distributions pursuant to paragraphs (a) and (b) of this definition of REMIC III Distribution Amount on such Distribution Date, allocated among such classes *pro rata* based on their respective remaining entitlements*;*

(iii)   to the Class M-1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(iv)   to the Class M-1 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(v)   to the Class M-2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(vi)   to the Class M-2 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(vii)   to the Class M-3 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(viii)   to the Class M-3 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(ix)   to the Class M-4 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(x)   to the Class M-4 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(xi)   to the Class M-5 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(xii)   to the Class M-5 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(xiii)   to the Class M-6 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(xiv)   to the Class M-6 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(xv)   to the Class M-7 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(xvi)   to the Class M-7 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(xvii)   to the Class M-8 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(xviii)   to the Class M-8 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(xix)   to the Class M-9 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(xx)   to the Class M-9 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(xxi)   to the Class B-1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(xxii)   to the Class B-1 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(xxiii) to the Class B-2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(xxiv)   to the Class B-2 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(xxv)   to the Class L3-C Regular Interest (in part for further payment on to the Reserve Fund and the Supplemental Interest Trust Trustee pursuant to Section 4.05 of this Agreement), the sum of (A) the Interest Distribution Amount for the Class L3-C Regular Interest, plus (B) until the Uncertificated Principal Balance of the Class L3-C Regular Interest is reduced to zero, any Overcollateralization Release Amount for such Distribution Date, plus (C) until the Uncertificated Principal Balance of the Class L3-C Regular Interest is reduced to zero, on any Distribution Date on which the Certificate Principal Balances of the Class A Certificates and the Mezzanine Certificates has been reduced to zero, any remaining amounts for such Distribution Date; and

(xxvi)   any remaining amounts to the Class R Certificates (in respect of the Class R-3 Residual Interest).

REMIC III Regular Interests: The Class L3-C and Class L3-SW Regular Interests.

REMIC IV: The segregated pool of assets consisting of the Class L3-C Regular Interest, conveyed to the Trust, for the benefit of the Holders of the Class C Certificates and the Class R-CX Certificates in respect of the Class R-4 Residual Interests, pursuant to Article II hereunder, and all amounts deposited therein, with respect to which a separate REMIC election is to be made.

REMIC IV Available Distribution Amount: For the Class C Certificates and the Class R-4 Residual Interest, on any Distribution Date, the aggregate of all distributions to the Class L3-C Regular Interest (which amount shall be available for distribution to the Class C Certificates and the Class R-4 Residual Interest).

REMIC IV Distribution Amount: Subject to Section 4.05, the REMIC IV Available Distribution Amount for any Distribution Date shall be distributed to the Class C Certificates.

REMIC IV Regular Interest: Any of the separate non-certificated beneficial ownership interests in REMIC IV issued hereunder and designated as a "Regular Interest" in REMIC IV in the Preliminary Statement. Each REMIC IV Regular Interest shall accrue interest at the related rate specified in the Preliminary Statement as in effect from time to time, but shall not be entitled to distributions of principal, as set forth in the Preliminary Statement.

REMIC V: The segregated pool of assets consisting of the Class L3-P Regular Interest, conveyed to the Trust, for the benefit of the Holders of the Class P Certificates and the Class R-PX Certificates, pursuant to Article II hereunder, and all amounts deposited therein, with respect to which a separate REMIC election is to be made.

REMIC V Available Distribution Amount: For the Class P Certificates and the Class R-5 Residual Interest, on any Distribution Date, the aggregate of all distributions to the Class L3-P Interest (which amount shall be available for distribution to the Class P Certificates and the Class R-5 Residual Interest).

REMIC V Distribution Amount: The REMIC V Available Distribution Amount for any Distribution Date shall be distributed to the Class P Certificates.

REMIC VI: The segregated pool of assets consisting of the Class L3-SW Regular Interest, conveyed to the Trust, for the benefit of the Holders of the Class L6-SW Regular Interest and the Class R-CX Certificates in respect of the Class R-6 Residual Interest, pursuant to Article II hereunder, and all amounts deposited therein, with respect to which a separate REMIC election is to be made.

REMIC VI Available Distribution Amount: For the Class L6-SW Regular Interest and the Class R-6 Residual Interest, on any Distribution Date, the aggregate of all distributions to the Class L3-SW Regular Interest (which amount shall be available for distribution to the Class L6-SW Regular Interest and the Class R-6 Residual Interest).

REMIC VI Distribution Amount: The REMIC VI Available Distribution Amount for any Distribution Date shall be distributed to the Class L6-SW Regular Interest, which amount shall be made available for payment to the Swap Counterparty as provided in Section 4.05.

REMIC: A "real estate mortgage investment conduit" within the meaning of Section 860D of the Code.

REMIC Net WAC Rate: For any Distribution Date and the regular interests in REMIC III the ownership of which is represented by the Group I Senior Certificates, a rate equal to the Certificate Interest Rate for the Class L2-1-GP Regular Interest multiplied by a fraction, the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period. For any Distribution Date and the regular interests in REMIC III the ownership of which is represented by the Group II Senior Certificates, a rate equal to the Class Interest Rate for the Class L2-2-GP Regular Interest multiplied by a fraction, the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period. For any Distribution Date and the regular interests in REMIC III the ownership of which is represented by the Mezzanine Certificates and the Class B Certificates, a rate equal to the weighted average of the Certificate Interest Rates on (a) the Class L2-1-SB Regular Interest, subject to a cap and a floor equal to the Certificate Interest Rate for the Class L2-1-GP Regular Interest and (b) the Class L2-2-SB Regular Interest, subject to a cap and a floor equal to the Certificate Interest Rate for the Class L2-2-GP Regular Interest, weighted on the basis of the Uncertificated Principal Balance of each such Regular Interest, multiplied by a fraction, the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

REMIC Provisions: Provisions of the federal income tax law relating to real estate mortgage investment conduits which appear at Section 860A through 860G of Subchapter M of Chapter 1 of the Code, and related provisions, and regulations and rulings promulgated thereunder, as the foregoing may be in effect from time to time.

REMIC Regular Interests: The REMIC I Regular Interests, the REMIC II Regular Interests, the REMIC III Regular Interests and the Class L6-SW Regular Interest.

Remittance Report: A report prepared by the Servicer and delivered to the NIMS Insurer and the Trustee pursuant to Section 4.02.

Rents from Real Property: With respect to any REO Property, gross income of the character described in Section 856(d) of the Code.

REO Account: The account or accounts maintained by the Servicer in respect of an REO Property pursuant to Section 3.23.

REO Disposition: The sale or other disposition of an REO Property on behalf of the Trust.

REO Imputed Interest: As to any REO Property, for any calendar month during which such REO Property was at any time part of the Trust Fund, one month's interest at the applicable Net Mortgage Rate on the Principal Balance of such REO Property (or, in the case of the first such calendar month, of the related Mortgage Loan if appropriate) as of the Close of Business on the Distribution Date in such calendar month.

REO Principal Amortization: With respect to any REO Property, for any calendar month, the excess, if any, of (a) the aggregate of all amounts received in respect of such REO Property during such calendar month, whether in the form of rental income, sale proceeds (including, without limitation, that portion of the Termination Price paid in connection with a purchase of all of the Mortgage Loans and REO Properties pursuant to Section 9.01 that is allocable to such REO Property) or otherwise, net of any portion of such amounts (i) payable pursuant to Section 3.23 in respect of the proper operation, management and maintenance of such REO Property or (ii) payable or reimbursable to the Servicer pursuant to Section 3.23 for unpaid Servicing Fees in respect of the related Mortgage Loan and unreimbursed Servicing Advances and Advances in respect of such REO Property or the related Mortgage Loan, over (b) the REO Imputed Interest in respect of such REO Property for such calendar month.

REO Property: A Mortgaged Property acquired by the Servicer on behalf of the Trust through foreclosure or deed-in-lieu of foreclosure, as described in Section 3.23.

Replacement Payment: As defined in Section 3.27(b) hereof.

Repurchase Price: With respect to any Mortgage Loan or REO Property to be purchased pursuant to or as contemplated by Section 2.08, Section 3.16(c) or Section 9.01, and as confirmed by an Officer's Certificate from the Servicer to the Trustee, an amount equal to the sum of (i) 100% of the Stated Principal Balance thereof as of the date of purchase (or such other price as provided in Section 9.01), (ii) in the case of (x) a Mortgage Loan, accrued interest on such Stated Principal Balance at the applicable Net Mortgage Rate in effect from time to time from the Due Date as to which interest was last paid by the Mortgagor or by an advance by the Servicer through the end of the calendar month in which the purchase is to be effected and (y) an REO Property, the sum of (1) accrued interest on such Stated Principal Balance at the applicable Net Mortgage Rate in effect from time to time from the Due Date as to which interest was last paid by the Mortgagor or by an advance by the Servicer through the end of the calendar month immediately preceding the calendar month in which such REO Property was acquired, plus (2) REO Imputed Interest for such REO Property for each calendar month commencing with the calendar month in which such REO Property was acquired and ending with the calendar month in which such purchase is to be effected, net of the total of all net rental income, Insurance Proceeds, Liquidation Proceeds and Advances that as of the date of purchase had been distributed in respect of REO Imputed Interest pursuant to Article IV, (iii) any unreimbursed Servicing Advances, Advances and Nonrecoverable Advances and any unpaid Servicing Fees allocable to such Mortgage Loan or REO Property, (iv) any amounts previously withdrawn from the Collection Account in respect of such Mortgage Loan or REO Property pursuant to Section 3.11 (a)(ix) and Section 3.16(b), (v) in the case of a Mortgage Loan required to be purchased pursuant to Section 2.08, enforcement expenses reasonably incurred or to be incurred by the NIMS Insurer, the Servicer or the Trustee in respect of the breach or defect giving rise to the purchase obligation and (vi) in the case of a Mortgage Loan required to be repurchased pursuant to Section 2.08 because such Mortgage Loan is in breach of the representation in Section 3.1(xlvi) or in Section 3.1(lxi) of the Mortgage Loan Purchase Agreement, any additional costs or damages in excess of the amounts to be paid pursuant to clauses (i) through (v) above (including attorney's fees) incurred by the Trust as a result of the Trust's status as an assignee or purchaser of such Mortgage Loans.

Reserve Fund: The reserve fund established pursuant to Section 3.22.

Reserve Interest Rate: With respect to any Interest Determination Date, the rate per annum that the Trustee determines to be either (i) the arithmetic mean (rounded upwards if necessary to the nearest whole multiple of 0.03125%) of the one-month United States dollar lending rates which banks in New York City selected by the Trustee with the consent of the NIMS Insurer are quoting on the relevant Interest Determination Date to the principal London offices of leading banks in the London interbank market or (ii) in the event that the Trustee can determine no such arithmetic mean, in the case of any Interest Determination Date after the initial Interest Determination Date, the lowest one-month United States dollar lending rate which such New York banks selected by the Trustee with the consent of the NIMS Insurer are quoting on such Interest Determination Date to leading European banks.

Residential Dwelling: Any one of the following: (i) a detached one-family dwelling, (ii) a detached two- to four-family dwelling, (iii) a one-family dwelling unit in a Fannie Mae eligible condominium project or a Freddie Mac eligible condominium project, (iv) a manufactured home, or (v) a detached one-family dwelling in a planned unit development, none of which is a co-operative or mobile home.

Residual Certificates: The Class R Certificates, the Class R-CX Certificates and the Class R-PX Certificates.

Residual Interest: The sole class of "residual interests" in a REMIC within the meaning of Section 860G(a)(2) of the Code.

Residual NIM Holder: As defined in Section 3.16(c) hereof.

Responsible Officer: When used with respect to the Trustee or the Delaware Trustee, any officer assigned to and working in the Corporate Trust Office (in the case of the Trustee) or its corporate trust office (in the case of the Delaware Trustee) or, in each case, in a similar group and also, with respect to a particular matter, any other officer to whom such matter is referred because of such officer's knowledge of and familiarity with the particular subject.

S&P: Standard & Poor's, a division of The McGraw-Hill Companies, Inc.

Secretary of State: The Secretary of State of the State of Delaware.

Securities Act: The Securities Act of 1933, as amended.

Seller: For each Mortgage Loan, the seller of such Mortgage Loan pursuant to the Mortgage Loan Purchase Agreement.

Servicer: Washington Mutual Bank, or any successor thereto appointed as provided pursuant to Section 7.02, acting to service and administer the Mortgage Loans pursuant to Section 3.01.

Servicer Prepayment Charge Payment Amount: The amounts (i) payable by the Servicer in respect of any Prepayment Charges waived other than in accordance with the standard set forth in Section 3.29(a) or (ii) collected from the Seller in respect of a remedy for the breach of the representation and warranty made by the Seller set forth in Section 3.4 of the Mortgage Loan Purchase Agreement.

Servicer Remittance Date: With respect to any Distribution Date, 3:00 p.m. New York time on the Business Day preceding the Distribution Date.

Servicing Account: The account or accounts created and maintained pursuant to Section 3.09.

Servicing Advances: All customary, reasonable and necessary "out of pocket" costs and expenses (including reasonable attorneys' fees and expenses) incurred by the Servicer in the performance of its servicing obligations in connection with a default, delinquencies or other unanticipated event or where reimbursement is otherwise permitted in accordance with any of the terms of this Agreement, including, but not limited to, the cost of (i) the preservation, restoration, inspection and protection of the Mortgaged Property, (ii) any enforcement or judicial proceedings, including foreclosures, and including any expenses incurred in relation to any such proceedings that result from the Mortgage Loan being registered in the MERS® System, (iii) the management and liquidation of the REO Property and (iv) compliance with the obligations under Sections 3.01, 3.09, 3.14, 3.16, and 3.23.

Servicing Fee: With respect to each Mortgage Loan and for any calendar month, an amount equal to one month's interest (or in the event of any payment of interest which accompanies a Principal Prepayment in full made by the Mortgagor during such calendar month, interest for the number of days covered by such payment of interest) at the Servicing Fee Rate on the same principal amount on which interest on such Mortgage Loan accrues for such calendar month. A portion of such Servicing Fee may be retained by any Sub-Servicer as its servicing compensation.

Servicing Fee Rate: 0.50% per annum.

Servicing Officer: Any officer of the Servicer involved in, or responsible for, the administration and servicing of Mortgage Loans.

Stated Principal Balance: With respect to any Mortgage Loan: (a) as of any date of determination up to but not including the Distribution Date on which the proceeds, if any, of a Liquidation Event with respect to such Mortgage Loan would be distributed, the related Cut-off Date Principal Balance, as shown in the Mortgage Loan Schedule, minus the sum of (i) the principal portion of each Monthly Payment due on a Due Date subsequent to the Cut-off Date, to the extent received from the Mortgagor or advanced by the Servicer and distributed pursuant to Article IV on or before such date of determination, (ii) all Principal Prepayments received after the Cut-off Date, to the extent distributed pursuant to the definition of REMIC III Distribution Amount on or before such date of determination, (iii) all Liquidation Proceeds and Insurance Proceeds to the extent distributed pursuant to the definition of REMIC III Distribution Amount on or before such date of determination, and (iv) any Realized Loss incurred with respect thereto as a result of a Deficient Valuation made during or prior to the Due Period for the most recent Distribution Date coinciding with or preceding such date of determination; and (b) as of any date of determination coinciding with or subsequent to the Distribution Date on which the proceeds, if any, of a Liquidation Event with respect to such Mortgage Loan would be distributed, zero. With respect to any REO Property: (a) as of any date of determination up to but not including the Distribution Date on which the proceeds, if any, of a Liquidation Event with respect to such REO Property would be distributed, an amount (not less than zero) equal to the Stated Principal Balance of the related Mortgage Loan as of the date on which such REO Property was acquired on behalf of the Trust, minus the aggregate amount of REO Principal Amortization in respect of such REO Property for all previously ended calendar months, to the extent distributed pursuant to Article IV on or before such date of determination; and (b) as of any date of determination coinciding with or subsequent to the Distribution Date on which the proceeds, if any, of a Liquidation Event with respect to such REO Property would be distributed, zero.

Statutory Trust Statute: Chapter 38 of Title 12 of the Delaware Code, 12 Del.C. §3801 et seq., as the same may be amended from time to time.

Stayed Funds: If the Servicer is the subject of a proceeding under the federal Bankruptcy Code and the making of a remittance to the Trustee hereunder is prohibited by Section 362 of the federal Bankruptcy Code, funds that are in the custody of the Servicer, a trustee in bankruptcy or a federal bankruptcy court and should have been remitted absent such prohibition.

Stepdown Date: The earlier of (a) the later of (i) the Distribution Date in September 2009 and (ii) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period but prior to distribution of the Principal Distribution Amount in respect of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 42.50% and (b) the date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero.

Subordinated Net WAC Rate: For any Distribution Date with respect to the Mezzanine Certificates and the Class B Certificates, a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average (weighted on the basis of the results of subtracting from the aggregate Stated Principal Balance of each Loan Group the current aggregate Certificate Principal Balance of the related Class A Certificates) of the Net WAC Pass-Through Rate for the Group I Certificates and the Net WAC Pass-Through Rate for the Group II Certificates.

Sub-Servicer: Any Person with which the Servicer has entered into a Sub-Servicing Agreement and which meets the qualifications of a Sub-Servicer pursuant to Section 3.02.

Sub-Servicing Account: An account or accounts established by a Sub-Servicer which meets the requirements set forth in Section 3.08 and is otherwise acceptable to the applicable Servicer.

Sub-Servicing Agreement: The written contract between the Servicer and a Sub-Servicer relating to servicing and administration of certain Mortgage Loans as provided in Section 3.02.

Subsequent Recoveries: The Gross Subsequent Recoveries net of amounts payable or reimbursable to the Servicer for related (i) Advances, (ii) Servicing Advances and (iii) Servicing Fees.

Substitute Mortgage Loan: A Mortgage Loan which is substituted for another Mortgage Loan pursuant to and in accordance with the provisions of Section 2.08.

Substitution Price: As defined in Section 2.08 hereof.

Supplemental Interest Account: As defined in Section 4.09(a) hereof.

Supplemental Interest Trust: As defined in Section 4.09(a) hereof.

Supplemental Interest Trust Trustee: LaSalle Bank National Association, not in its individual capacity but solely in its capacity as a trustee of the Supplemental Interest Trust, and any successor thereto.

Swap Agreement: The swap agreement consisting of a 1992 ISDA Master Agreement (Multicurrency Border) with a schedule dated as of the Closing Date and the related confirmation thereto, between the Supplemental Interest Trust Trustee on behalf of the Supplemental Interest Trust and the Swap Counterparty, attached as Exhibit E hereto, as such agreement may be amended and supplemented in accordance with its terms.

Swap Counterparty: Wachovia Bank, N.A. or any successor in interest thereto in accordance with the Swap Agreement.

Swap Default: The effective designation of an Early Termination Date in respect of the Swap Agreement following the occurrence of a Swap Event of Default, a Termination Event with respect to the Swap Agreement or an Additional Termination Event with respect to the Swap Agreement.

Swap Event of Default: An "Event of Default" as such term is defined in the Swap Agreement.

Swap LIBOR: A per annum rate equal to the floating rate payable by the Swap Provider under the Swap Agreement.

Swap Notional Amount: With respect to any Distribution Date is the amount set forth on Schedule II attached hereto with respect to such Distribution Date.

Swap Payment: With respect to each Distribution Date, an amount equal to the product of (a) 4.948%, (b) the Swap Notional Amount and (c) a fraction, the numerator of which is 30 and the denominator of which 360.

Swap Rate: With respect to any Distribution Date, the rate payable by the Supplemental Interest Trust Trustee as specified in the Swap Agreement.

Swap Termination Payment: Upon the designation of an "Early Termination Date" as defined in the Swap Agreement, the payment to be made by the Supplemental Interest Trust Trustee to the Swap Counterparty, or by the Swap Counterparty to the Supplemental Interest Trust Trustee, as applicable, pursuant to the terms of the Swap Agreement.

Tax Matters Person: With respect to each of REMIC I, REMIC II, REMIC III, REMIC IV, REMIC V and REMIC VI, the Holder of a Class R, Class R-CX or Class R-PX Certificate with a Percentage Interest of at least 0.01% specified herein, or any Permitted Transferee of such Class R, Class R-CX or Class R-PX Certificateholder designated as succeeding to the position of Tax Matters Person in a notice to the Trustee signed by authorized representatives of the transferor and transferee of such Class R, Class R-CX or Class R-PX Certificate, which Tax Matters Person shall be the tax matters person for each REMIC within the meaning of Section 6231(a)(7) of the Code and Treasury Regulation Section 1.860F-4(d). The initial Holder of all of the Class R, Class R-CX and Class R-PX is hereby appointed to act as Tax Matters Person for each REMIC so long as it holds a Class R, Class R-CX, and Class R-PX Certificate with a Percentage Interest of at least 0.01%. If such initial Holder ceases to hold a Class R, Class R-CX or Class R-PX Certificate with the required Percentage Interest, and fails to designate a successor as provided in the first sentence of this definition of "Tax Matters Person," the Holder of the Class R Certificate with the largest Percentage Interest shall be Tax Matters Person with respect to REMIC I, REMIC II, and REMIC III, the Holder of the Class R-CX Certificate with the largest Percentage Interest shall be Tax Matters Person with respect to REMIC IV and REMIC VI, and the Holder of the Class R-PX Certificate with the largest Percentage Interest shall be Tax Matters Person with respect to REMIC V. In all cases, the Tax Matters Person(s) shall be deemed to have appointed the Trustee to act as agent for the Tax Matters Person(s), to perform the functions of such Tax Matters Person(s) as provided herein. If the Tax Matters Person becomes a Disqualified Organization, the last preceding Holder that is not a Disqualified Organization of the Class R, Class R-CX or Class R-PX Certificate held by the Disqualified Organization shall be Tax Matters Person pursuant to and as permitted by Section 5.01(c). If any Person is appointed as tax matters person by the Internal Revenue Service pursuant to the Code, such Person shall be Tax Matters Person.

Telerate Page 3750: The display designated as page ''3750'' on the Dow Jones Telerate Capital Markets Report (or such other page as may replace page 3750 on that report for the purpose of displaying London interbank offered rates of major banks).

Termination Event: As defined in the Swap Agreement.

Termination Date: The date upon which final payment of the Certificates will be made pursuant to the procedures set forth in Section 9.01(b).

Termination Payment: The final payment delivered to the Certificateholders on the Termination Date pursuant to the procedures set forth in Section 9.01(b).

Termination Price: As defined in Section 9.01(a) hereof.

Terminator: As defined in Section 9.01.

Transfer: Any direct or indirect transfer, sale, pledge, hypothecation, or other form of assignment of any Ownership Interest in a Certificate.

Transferee Affidavit and Agreement: An affidavit and agreement in the form attached hereto as Exhibit J.

Transferee: Any Person who is acquiring by Transfer any Ownership Interest in a Certificate.

Transferor: Any Person who is disposing by Transfer of any Ownership Interest in a Certificate.

Trigger Event: A Trigger Event has occurred with respect to a Distribution Date if either a Cumulative Loss Trigger Event or a Delinquency Trigger Event has occurred with respect to such Distribution Date.

Trust: Washington Mutual Asset-Backed Certificates WMABS, Series 2006-HE3 Trust, a Delaware statutory trust, created pursuant to the Original Trust Agreement.

Trust Fund: All of the assets of the Trust, which is divided into separate pools of assets consisting of REMIC I, REMIC II, REMIC III, REMIC IV, REMIC V, REMIC VI, the Reserve

Fund, the Supplemental Interest Trust and any Servicer Prepayment Charge Payment Amounts and the Trust's rights under the Swap Agreement.

Trust REMIC: Any of REMIC I, REMIC II, REMIC III, REMIC IV, REMIC V and REMIC VI.

Trustee: LaSalle Bank National Association, not in its individual capacity but solely as trustee, or its successor-in-interest as provided in Section 8.09, or any successor trustee appointed as herein provided.

Trustee Fee: With respect to each Distribution Date, one-twelfth of the Trustee Fee Rate multiplied by the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (prior to giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Trustee Fee Rate: 0.0045% per annum.

Uncertificated Notional Amount: With respect to the Class L2-SW and Class L3-SW Regular Interests and each Distribution Date listed below, the aggregate Uncertificated Principal Balance of the REMIC I Regular Interests ending with the designation "A" listed below:

Distribution Date	REMIC I Regular Interests
2	L1-Y-1A through L1-Y-59A and L1-Z-1A through L1-Z-59A
3	L1-Y-2A through L1-Y-59A and L1-Z-2A through L1-Z-59A
4	L1-Y-3A through L1-Y-59A and L1-Z-3A through L1-Z-59A
5	L1-Y-4A through L1-Y-59A and L1-Z-4A through L1-Z-59A
6	L1-Y-5A through L1-Y-59A and L1-Z-5A through L1-Z-59A
7	L1-Y-6A through L1-Y-59A and L1-Z-6A through L1-Z-59A
8	L1-Y-7A through L1-Y-59A and L1-Z-7A through L1-Z-59A
9	L1-Y-8A through L1-Y-59A and L1-Z-8A through L1-Z-59A
10	L1-Y-9A through L1-Y-59A and L1-Z-9A through L1-Z-59A
11	L1-Y-10A through L1-Y-59A and L1-Z-10A through L1-Z-59A
12	L1-Y-11A through L1-Y-59A and L1-Z-11A through L1-Z-59A
13	L1-Y-12A through L1-Y-59A and L1-Z-12A through L1-Z-59A
14	L1-Y-13A through L1-Y-59A and L1-Z-13A through L1-Z-59A
15	L1-Y-14A through L1-Y-59A and L1-Z-14A through L1-Z-59A
16	L1-Y-15A through L1-Y-59A and L1-Z-15A through L1-Z-59A
17	L1-Y-16A through L1-Y-59A and L1-Z-16A through L1-Z-59A
18	L1-Y-17A through L1-Y-59A and L1-Z-17A through L1-Z-59A
19	L1-Y-18A through L1-Y-59A and L1-Z-18A through L1-Z-59A
20	L1-Y-19A through L1-Y-59A and L1-Z-19A through L1-Z-59A
21	L1-Y-20A through L1-Y-59A and L1-Z-20A through L1-Z-59A
22	L1-Y-21A through L1-Y-59A and L1-Z-21A through L1-Z-59A
23	L1-Y-22A through L1-Y-59A and L1-Z-22A through L1-Z-59A

Distribution Date	REMIC I Regular Interests
24	L1-Y-23A through L1-Y-59A and L1-Z-23A through L1-Z-59A
25	L1-Y-24A through L1-Y-59A and L1-Z-24A through L1-Z-59A
26	L1-Y-25A through L1-Y-59A and L1-Z-25A through L1-Z-59A
27	L1-Y-26A through L1-Y-59A and L1-Z-26A through L1-Z-59A
28	L1-Y-27A through L1-Y-59A and L1-Z-27A through L1-Z-59A
29	L1-Y-28A through L1-Y-59A and L1-Z-28A through L1-Z-59A
30	L1-Y-29A through L1-Y-59A and L1-Z-29A through L1-Z-59A
31	L1-Y-30A through L1-Y-59A and L1-Z-30A through L1-Z-59A
32	L1-Y-31A through L1-Y-59A and L1-Z-31A through L1-Z-59A
33	L1-Y-32A through L1-Y-59A and L1-Z-32A through L1-Z-59A
34	L1-Y-33A through L1-Y-59A and L1-Z-33A through L1-Z-59A
35	L1-Y-34A through L1-Y-59A and L1-Z-34A through L1-Z-59A
36	L1-Y-35A through L1-Y-59A and L1-Z-35A through L1-Z-59A
37	L1-Y-36A through L1-Y-59A and L1-Z-36A through L1-Z-59A
38	L1-Y-37A through L1-Y-59A and L1-Z-37A through L1-Z-59A
39	L1-Y-38A through L1-Y-59A and L1-Z-38A through L1-Z-59A
40	L1-Y-39A through L1-Y-59A and L1-Z-39A through L1-Z-59A
41	L1-Y-40A through L1-Y-59A and L1-Z-40A through L1-Z-59A
42	L1-Y-41A through L1-Y-59A and L1-Z-41A through L1-Z-59A
43	L1-Y-42A through L1-Y-59A and L1-Z-42A through L1-Z-59A
44	L1-Y-43A through L1-Y-59A and L1-Z-43A through L1-Z-59A
45	L1-Y-44A through L1-Y-59A and L1-Z-44A through L1-Z-59A
46	L1-Y-45A through L1-Y-59A and L1-Z-45A through L1-Z-59A
47	L1-Y-46A through L1-Y-59A and L1-Z-46A through L1-Z-59A
48	L1-Y-47A through L1-Y-59A and L1-Z-47A through L1-Z-59A
49	L1-Y-48A through L1-Y-59A and L1-Z-48A through L1-Z-59A
50	L1-Y-49A through L1-Y-59A and L1-Z-49A through L1-Z-59A
51	L1-Y-50A through L1-Y-59A and L1-Z-50A through L1-Z-59A
52	L1-Y-51A through L1-Y-59A and L1-Z-51A through L1-Z-59A
53	L1-Y-52A through L1-Y-59A and L1-Z-52A through L1-Z-59A
54	L1-Y-53A through L1-Y-59A and L1-Z-53A through L1-Z-59A
55	L1-Y-54A and L1-Y-59A and L1-Z-54A and L1-Z-59A
56	L1-Y-55A and L1-Y-59A and L1-Z-55A and L1-Z-59A
57	L1-Y-56A and L1-Y-59A and L1-Z-56A and L1-Z-59A
58	L1-Y-57A and L1-Y-59A and L1-Z-57A and L1-Z-59A
59	L1-Y-58A and L1-Y-59A and L1-Z-58A and L1-Z-59A
60	L1-Y-59A and L1-Z-59A
thereafter	$0.00

Undercollateralized Amount: With respect to any Distribution Date, the amount, if any, by which (i) the sum of the aggregate Certificate Principal Balances of the Class A Certificates, the Mezzanine Certificates and the Class B Certificates and the Uncertificated Principal Balance of the Class P Interest as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date) exceeds (ii) the aggregate Stated Principal Balance of the Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Uninsured Cause: Any cause of damage to a Mortgaged Property such that the complete restoration of such property is not fully reimbursable by the hazard insurance policies required to be maintained pursuant to Section 3.14.

Unpaid Interest Shortfall Amount: With respect to the Class A Certificates, the Mezzanine Certificates and the Class B Certificates and (i) the first Distribution Date, zero, and (ii) any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable Amount for such Class of Certificates for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such Class of Certificates for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such Class of Certificates in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not paid on such Class of Certificates on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such Class of Certificates for the related Accrual Period.

U.S. Person: A citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, any state thereof or the District of Columbia, or an estate or trust that is subject to U.S. federal income tax regardless of the source of its income.

USD-LIBOR-BBA: As defined in the Swap Agreement in the Annex to the 2000 ISDA Definitions.

Value: With respect to any Mortgaged Property, the lesser of (i) the Origination Value thereof and (ii) the purchase price paid for the related Mortgaged Property by the Mortgagor with the proceeds of the Mortgage Loan; *provided*, *however*, in the case of a Refinanced Mortgage Loan, such value of the Mortgaged Property is the Origination Value thereof.

Voting Rights: The portion of the voting rights of all of the Certificates which is allocated to any Certificate. At all times the Class A Certificates, the Mezzanine Certificates, the Class B Certificates and the Class C Certificates shall have 98% of the Voting Rights (allocated among the Holders of the Class A Certificates, the Mezzanine Certificates, the Class B Certificates and the Class C Certificates in proportion to the then outstanding Certificate Principal Balances of their respective Certificates), the Class P Certificates shall have 1% of the Voting Rights and the Class R Certificates shall have 1% of the Voting Rights. The Voting Rights allocated to any Class of Certificates (other than the Class P Certificates and the Class R Certificates) shall be allocated among all Holders of each such Class in proportion to the outstanding Certificate Principal Balance of such Certificates and the Voting Rights allocated to the Class P Certificates and the Class R Certificates shall be allocated among all Holders of each such Class in proportion to such Holders' respective Percentage Interest; *provided*, *however*, that when none of the Regular Certificates are outstanding, 100% of the Voting Rights shall be allocated among Holders of the Class R Certificates in accordance with such Holders' respective Percentage Interests in the Certificates of such Class. The Class R-CX Certificates and the Class R-PX Certificates shall not have Voting Rights.

Section 1.02   *Accounting.*

Unless otherwise specified herein, for the purpose of any definition or calculation, whenever amounts are required to be netted, subtracted or added or any distributions are taken into account, such definition or calculation and any related definitions or calculations shall be determined without duplication of such functions.

Section 1.03   *Allocation of Certain Interest Shortfalls.*

For purposes of calculating the amount of the Monthly Interest Distributable Amount for the Class A Certificates, the Mezzanine Certificates, the Class B Certificates and the Interest Distribution Amount for the Class L3-C Regular Interest for any Distribution Date, the aggregate amount of any Net Prepayment Interest Shortfalls and any Relief Act Interest Shortfalls incurred in respect of the Mortgage Loans for any Distribution Date shall be allocated first to the Class L3-C Regular Interest to the extent of one month's interest at the then applicable Certificate Interest Rate on the Notional Amount of such Regular Interest, and then among the Class A Certificates, the Class B Certificates and the Mezzanine Certificates on a *pro rata* basis based on, and to the extent of, interest for the related Accrual Period at the then applicable respective Certificate Interest Rate on the respective Certificate Principal Balance of each such Certificate.

For purposes of calculating the amount of the Monthly Interest Distributable Amount for the Class C Certificates for any Distribution Date, the aggregate amount of any Net Prepayment Interest Shortfalls and any Relief Act Interest Shortfalls allocated to the Class C Interest pursuant to the paragraph above shall be allocated among the Class C Certificates on a *pro rata* basis based on one month's interest.

For purposes of calculating the amount of Interest Distribution Amounts for the REMIC II Regular Interests for any Distribution Date, the aggregate amount of any Net Prepayment Interest Shortfalls and Relief Act Interest Shortfalls incurred in respect of the Mortgage Loans for any Distribution Date shall be allocated:

(a)   50% of any Net Prepayment Interest and Relief Act Interest Shortfalls incurred in respect of the Mortgage Loans for any Distribution Date shall be allocated to the Class L2-XX and L2-ZZ Regular Interests up to an aggregate amount equal to the REMIC II Interest Loss Allocation Amount, 98% and 2%, respectively, and thereafter among the Class L2-XX, L2-1-A1, L2-2-A1, L2-2-A2, L2-2-A3, L2-2-A4, L2-M1, L2-M2, L2-M3, L2-M4, L2-M5, L2-M6, L2-M7, L2-M8, L2-M9, L2-B1, L2-B2, and L2-ZZ Regular Interests, *pro rata* based on, and to the extent of, one month's interest at the then applicable respective Certificate Interest Rate on the respective Class Principal Balance of each such Regular Interest; and

(b)   50% of any Net Prepayment Interest and Relief Act Interest Shortfalls incurred in respect of the Mortgage Loans for any Distribution Date shall be allocated to the Class L2-1-GP, L2-2-GP, L2-1-SB, L2-2-SB, and L2-YY, *pro rata* based on, and to the extent of, one month's interest at the then applicable respective Certificate Interest Rate on the respective Uncertificated Principal Balance of each such Regular Interest. For purposes of calculating the Interest Distribution Amounts for the REMIC I Regular Interests for any Distribution Date, the aggregate amount of any Net Prepayment Interest Shortfalls and Relief Act Interest Shortfalls incurred in respect of the Group I Mortgage Loans for any Distribution Date shall be allocated to REMIC I Regular Interests L1-Y-X and the aggregate amount of any Net Prepayment Interest Shortfalls and Relief Act Interest Shortfalls incurred in respect of the Group II Mortgage Loans for any Distribution Date shall be allocated to REMIC I Regular Interest L1-2-X.

Section 1.04   *Rights of the NIMS Insurer*.

(a)   Each of the rights of the NIMS Insurer set forth in this Agreement shall exist so long as the Insured NIM Notes remain outstanding; *provided*, *however*, the NIMS Insurer shall not have any rights hereunder (except as provided in Section 9.01) so long as any NIMS Insurer Default is continuing.

(b)   Notwithstanding anything to the contrary anywhere in this Agreement, all rights and benefits of the NIMS Insurer hereunder shall permanently terminate upon such time as the Insured NIM Notes shall no longer be outstanding.

ARTICLE II

Creation of the Trust; Conveyance of the Mortgage Pool Assets, REMIC I Regular Interests, REMIC II Regular Interests and REMIC III Regular Interests; REMIC Election and Designations; Original Issuance of Certificates

Section 2.01   *Creation of the Trust*.   The Trust was created pursuant to the Original Trust Agreement and is hereby continued. As set forth in the Original Trust Agreement, the Trust shall be known as "Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust". The purpose of the Trust is, and the Trust shall have the power and authority, to engage in the following activities, all as provided by and subject to the terms of this Agreement:

(i)   to acquire, hold, lease, manage, administer, control, invest, reinvest, operate and/or transfer the Mortgage Pool Assets, the REMIC I Regular Interests, the REMIC II Regular Interests and the REMIC III Regular Interests;

(ii)   to issue the REMIC I Regular Interests, the REMIC II Regular Interests, the REMIC III Regular Interests, the Class L6-SW Regular Interest, the Class R-1, Class R-2, Class R-3, Class R-4, Class R-5, and Class R-6 Residual Interests and the Certificates;

(iii)   to make distributions to the REMIC I Regular Interests, the REMIC II Regular Interests, the REMIC III Regular Interests, the Class L6-SW Regular Interest and the Certificates; and

(iv)   to engage in such other activities, including entering into agreements, as are described in or required by the terms of this Agreement or as are necessary, suitable or convenient to accomplish the foregoing or incidental thereto.

LaSalle Bank National Association is hereby appointed as the trustee of the Trust, to have all the rights, duties and obligations of the Trustee with respect to the Trust expressly set forth hereunder, and LaSalle Bank National Association hereby accepts such appointment and the trust created hereby. Christiana Bank & Trust Company is hereby appointed as the Delaware trustee of the Trust, to have all the rights, duties and obligations of the Delaware Trustee with respect to the Trust hereunder and Christiana Bank & Trust Company hereby accepts such appointment and the trust created hereby. It is the intention of the Company, the Servicer, the Trustee and the Delaware Trustee that the Trust constitute a statutory trust under the Statutory Trust Statute, that this Agreement constitute the governing instrument of the Trust, and that this Agreement amend and restate the Original Trust Agreement. The parties hereto acknowledge and agree that, prior to the execution and delivery hereof, the Delaware Trustee has filed the Certificate of Trust. The parties hereto acknowledge that the Trust includes two separate pools of mortgage loans referred to herein as "Loan Groups" constituting separate subtrusts for ERISA purposes, and that the assets of each Loan Group are available to make payments to the holders of Certificates as provided in the definitions of "REMIC I Distribution Amount," "REMIC II Distribution Amount," "REMIC III Distribution Amount," "REMIC IV Distribution Amount," "REMIC V Distribution Amount" and "REMIC VI Distribution Amount," and Article IV.

The assets of the Trust shall remain in the custody of the Trustee or the Custodian, on behalf of the Trust, and shall be owned by the Trust. Moneys to the credit of the Trust shall be held by the Trustee and invested as provided herein. All assets received and held by the Trust will not be subject to any right, charge, security interest, lien or claim of any kind in favor of either of the institution acting as Trustee or the institution acting as Delaware Trustee in its own right, or any Person claiming through either. Neither the Trustee nor the Delaware Trustee shall have the power or authority to transfer, assign, hypothecate, pledge or otherwise dispose of any of the assets of the Trust to any Person, except as permitted herein. No creditor of a beneficiary of the Trust, of the Trustee, of the Delaware Trustee, of the Servicer or of the Company shall have any right to obtain possession of, or otherwise exercise legal or equitable remedies with respect to, the property of the Trust, except in accordance with the terms of this Agreement.

Section 2.02 *Restrictions on Activities of the Trust*. Notwithstanding any other provision of this Agreement and any provision of law that otherwise so empowers the Trust, so long as any Certificates are outstanding, the Trust shall not, and none of the Trustee, the Delaware Trustee, the Company or the Servicer shall knowingly cause the Trust to, do any of the following:

(i)   engage in any business or activity other than those set forth in Section 2.01;

(ii)   incur or assume any indebtedness except for such indebtedness that may be incurred by the Trust in connection with the execution or performance of this Agreement or any other agreement contemplated hereby;

(iii)   guarantee or otherwise assume liability for the debts of any other party;

(iv)   do any act in contravention of this Agreement or any other agreement contemplated hereby to which the Trust is a party;

(v)   do any act which would make it impossible to carry on the ordinary business of the Trust;

(vi)   confess a judgment against the Trust;

(vii)   possess or assign the assets of the Trust for other than a Trust purpose;

(viii)   cause the Trust to lend any funds to any entity, except as contemplated by this Agreement; or

(ix)   change the purposes and powers of the Trust from those set forth in this Agreement.

Section 2.03   *Separateness Requirements*. Notwithstanding any other provision of this Agreement and any provision of law that otherwise so empowers the Trust, so long as any Certificates are outstanding, the Trust shall perform the following:

(i)   except as expressly permitted by this Agreement or the Custodial Agreement, maintain its books, records, bank accounts and files separate from those of any other Person;

(ii)   except as expressly permitted by this Agreement, maintain its assets in its own separate name and in such a manner that it is not costly or difficult to segregate, identify, or ascertain such assets;

(iii)   consider the interests of the Trust's creditors in connection with its actions;

(iv)   hold itself out to creditors and the public as a legal entity separate and distinct from any other Person and correct any known misunderstanding regarding its separate identity and refrain from engaging in any activity that compromises the separate legal identity of the Trust;

(v)   prepare and maintain separate records, accounts and financial statements in accordance with generally accepted accounting principles, consistently applied, and susceptible to audit. To the extent it is included in consolidated financial statements or consolidated tax returns, such financial statements and tax returns will reflect the separateness of the respective entities and indicate that the assets of the Trust will not be available to satisfy the debts of any other Person;

(vi)   allocate and charge fairly and reasonably any overhead shared with any other Person;

(vii)   transact all business with affiliates on an arm's-length basis and pursuant to written, enforceable agreements;

(viii) conduct business solely in the name of the Trust. In that regard all written and oral communications of the Trust, including, without limitation, letters, invoices, purchase orders and contracts, shall be made solely in the name of the Trust;

(ix) maintain a separate office through which its business shall be conducted, *provided* that such office may be an office of the Trustee, which office shall not be shared with the Company or any affiliates of the Company;

(x) in the event that services have been or are in the future performed or paid by any Person on behalf of the Trust (other than the Trustee, the Delaware Trustee, the Servicer or the Tax Matters Person as permitted herein), reimburse such Person, as applicable, for the commercially reasonable value of such services or expenses provided or incurred by such Person. Accordingly, (i) the Trust shall reimburse such Person, as applicable, for the commercially reasonable value of such services or expenses provided or incurred by such Person; (ii) to the extent invoices for such services are not allocated and separately billed to the Trust, the amount thereof that was or is to be allocated and separately billed to the Trust was or will be reasonably related to the services provided to the Trust; and (iii) any other allocation of direct, indirect or overhead expenses for items shared between the Trust and any other Person, was or will be, to the extent practicable, allocated on the basis of actual use or value of services rendered or otherwise on a basis reasonably related to actual use or the value of services rendered;

(xi) except as expressly permitted by this Agreement, not commingle its assets or funds with those of any other Person;

(xii) except as expressly permitted by this Agreement, not assume, guarantee, or pay the debts or obligations of any other Person;

(xiii) except as expressly permitted by this Agreement, not pledge its assets for the benefit of any other Person;

(xiv) not hold out its credit or assets as being available to satisfy the obligations of others;

(xv) pay its liabilities only out of its funds;

(xvi) pay the salaries of its own employees, if any; and

(xvii) cause the agents and other representatives of the Trust, if any, to act at all times with respect to the Trust consistently and in furtherance of the foregoing.

None of the Trustee, the Delaware Trustee, the Company or the Servicer shall take any action that is inconsistent with the purposes of the Trust or Section 2.02 or Section 2.03. Neither the Company nor the Servicer shall direct the Trustee or the Delaware Trustee to take any action that is inconsistent with the purposes of the Trust or Section 2.02 or Section 2.03.

Section 2.04 *Conveyance of Mortgage Pool Assets; Security Interest.* The Company does hereby irrevocably sell, transfer, assign, set over and otherwise convey to the Trust, without recourse, all the Company's right, title and interest in and to the Mortgage Pool Assets. The Trust, as payment of the purchase price of the Mortgage Pool Assets, shall, on the Closing Date, issue the REMIC I Regular Interests and the Class R-1 Residual Interest to the Company in Authorized Denominations, together with certain rights to receive payments made outside any REMIC. The REMIC I Regular Interests and the Class R-1 Residual Interest shall together be a separate series of beneficial interests in the assets of the Trust consisting of the Mortgage Pool Assets included in the definition of REMIC I pursuant to Section 3806(b)(2) of the Statutory Trust Statute.

It is the express intent of the parties hereto that the conveyance of the Mortgage Pool Assets to the Trust by the Company as provided in this Section 2.04 be, and be construed as, an absolute sale of the Mortgage Pool Assets. It is, further, not the intention of the parties that such conveyance be deemed the grant of a security interest in the Mortgage Pool Assets by the Company to the Trust to secure a debt or other obligation of the Company. However, in the event that, notwithstanding the intent of the parties, the Mortgage Pool Assets are held to be the property of the Company, or if for any other reason this Agreement is held or deemed to create a security interest in the Mortgage Pool Assets, then

(a)   this Agreement shall constitute a security agreement;

(b)   the conveyance provided for in this Section 2.04 shall be deemed to be a grant by the Company to the Trust of, and the Company hereby grants to the Trust, to secure all of the Company's obligations hereunder, a security interest in all of the Company's right, title, and interest, whether now owned or hereafter acquired, in and to:

(I)   The Mortgage Pool Assets;

(II)   All accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letter-of-credit rights, letters of credit, money, and oil, gas, and other minerals, consisting of, arising from, or relating to, any of the foregoing; and

(III)   All proceeds of the foregoing.

The Company shall file such financing statements, and the Company, the Servicer and the Trustee acting on behalf of the Trust at the direction of the Company shall, to the extent consistent with this Agreement, take such other actions as may be necessary to ensure that, if this Agreement were found to create a security interest in the Mortgage Pool Assets, such security interest would be a perfected security interest of first priority under applicable law and will be maintained as such throughout the term of the Agreement. In connection herewith, the Trust shall have all of the rights and remedies of a secured party under the Uniform Commercial Code as in force in the relevant jurisdiction.

Section 2.05 *Delivery of Mortgage Files.* On the Closing Date, the Company shall deliver to and deposit with, or cause to be delivered to and deposited with, the Trustee the

Mortgage Files, which shall at all times be identified in the records of the Trustee as being held by or on behalf of the Trust.

The Trustee is authorized, with the Servicer's consent, to appoint on behalf of the Trust any bank or trust company approved by each of the Company and the Servicer as Custodian of the documents or instruments referred to in this Section 2.05, in Section 2.12 or in Section 2.15, and to enter into a Custodial Agreement for such purpose; *provided, however,* that the Trustee shall be and remain liable for the acts and omissions of any such Custodian to the extent (and only to the extent) that it would have been liable for such acts and omissions hereunder had such acts and omissions been its own acts and omissions. Any documents delivered by the Company or the Servicer to the Custodian, if any, shall be deemed to have been delivered to the Trustee for all purposes hereunder; and any documents held by the Custodian, if any, shall be deemed to be held by the Trustee for all purposes hereunder. There shall be a written Custodial Agreement between the Trustee and each Custodian. Each Custodial Agreement shall contain an acknowledgment by the Custodian that all Mortgage Pool Assets, Mortgage Files, and other documents and property held by it at any time are held by it for the benefit of the Trust. Each Custodial Agreement shall, if such reports are required to be filed with the Commission as an exhibit to a Report on Form 10-K, require the Custodian, (i) if determined by the Servicer to be a party participating in the servicing function within the meaning of Item 1122 of Regulation AB, to deliver to the Servicer the report on assessment of compliance with applicable servicing criteria and the accounting firm's attestation report described in Section 3.20(c) and (ii) if determined by the Servicer to meet the criteria in Item 1108(a)(2)(i) through (iii) of Regulation AB, to deliver to the Servicer the statement of compliance described in Section 3.20(e).

On or promptly after the Closing Date, the Servicer shall cause the MERS® System to indicate that each MERS Loan, if any, has been assigned to the Trustee, without recourse, or to the Trust, without recourse, by including in the MERS® System computer files (a) the code necessary to identify the Trust and (b) the code necessary to identify the series of the Certificates issued in connection with such Mortgage Loans; *provided, however,* that in the event the Company acquired such Mortgage Loans from an affiliate of the Company, then the Servicer need not cause the MERS® System to indicate such assignment. The Servicer shall not alter the codes referenced in this paragraph with respect to any MERS Loan during the term of this Agreement except in connection with an assignment of such MERS Loan or de-registration thereof from the MERS® System in accordance with the terms of this Agreement.

Section 2.06 *REMIC Election for REMIC I.* The Trustee shall, on behalf of REMIC I, elect to treat REMIC I as a REMIC within the meaning of Section 860D of the Code and, if necessary, under applicable state laws. Such election shall be included in the Form 1066 and any appropriate state return to be filed on behalf of REMIC I for its first taxable year.

The Closing Date is hereby designated as the "startup day" of REMIC I within the meaning of Section 860G(a)(9) of the Code.

The regular interests (as set forth in the table contained in the Preliminary Statement hereto) relating to REMIC I are hereby designated as "regular interests" in REMIC I for purposes of Section 860G(a)(1) of the Code. The Class R-1 Residual Interest is hereby designated as the sole class of "residual interest" in REMIC I for purposes of Section 860G(a)(2) of the Code.

The parties intend that the affairs of REMIC I shall constitute, and that the affairs of REMIC I shall be conducted so as to qualify REMIC I as a REMIC. In furtherance of such intention, the Trustee shall, on behalf of REMIC I: (a) prepare and file, or cause to be prepared and filed, a federal tax return using a calendar year as the taxable year and using an accrual method of accounting for REMIC I when and as required by the REMIC Provisions and other applicable federal income tax laws; (b) make an election, on behalf of the trust, for REMIC I to be treated as a REMIC on the federal tax return of REMIC I for its first taxable year, in accordance with the REMIC Provisions; (c) prepare and forward, or cause to be prepared and forwarded, to the Holders of the REMIC I Regular Interests and the Class R-1 Residual Interest, all information reports as and when required to be provided to them in accordance with the REMIC Provisions, and make available the information necessary for the application of Section 860E(e) of the Code; (d) conduct the affairs of REMIC I at all times that any REMIC I Regular Interests are outstanding so as to maintain the status of REMIC I as a REMIC under the REMIC Provisions; (e) not knowingly or intentionally take any action or omit to take any action that would cause the termination of the REMIC status of REMIC I; and (f) pay the amount of any federal prohibited transaction penalty taxes imposed on REMIC I when and as the same shall be due and payable (but such obligation shall not prevent the Trustee from contesting any such tax in appropriate proceedings and shall not prevent the Trustee from withholding payment of such tax, if permitted by law, pending the outcome of such proceedings).

The Company and the Servicer shall promptly provide the Trustee with such information in the possession of the Company or the Servicer, respectively, as the Trustee may from time to time request for the purpose of enabling the Trustee to prepare or cause the preparation of tax returns. The Trustee shall sign tax returns on behalf of the REMICs.

In the event that a Mortgage Loan is discovered to have a defect which, had such defect been discovered before the startup day, would have prevented such Mortgage Loan from being a "qualified mortgage" within the meaning of Section 860G(a)(3) of the Code, and the Seller does not repurchase such Mortgage Loan within 90 days of such date pursuant to Section 3.3 of the Mortgage Loan Purchase Agreement, the Servicer, on behalf of the Trust, shall within 90 days of the date such defect is discovered sell such Mortgage Loan at such price as the Servicer, in its sole discretion, determines to be the greatest price that will result in the purchase thereof within 90 days of such date, unless the Servicer delivers to the Trustee an Opinion of Counsel to the effect that continuing to hold such Mortgage Loan will not adversely affect the status of the electing portion of REMIC I as a REMIC for federal income tax purposes.

In the event that the Trustee has paid any federal prohibited transaction penalty taxes imposed on REMIC I pursuant to clause (f) of the third preceding paragraph, the Trustee on behalf of the Trust shall reimburse itself (unless the Trustee's failure to exercise reasonable care was the primary cause of the imposition of such taxes) for such payment from amounts on deposit in the Distribution Account in reduction of the REMIC I Available Distribution Amount for the applicable Distribution Date. In the event that any federal prohibited transaction penalty taxes are imposed on REMIC I and not paid by the Trustee pursuant to clause (f) of the third preceding paragraph, the Trustee on behalf of the Trust shall pay such taxes from amounts on deposit in the Distribution Account in reduction of the REMIC I Available Distribution Amount for the applicable Distribution Date. The amount so reimbursed or paid pursuant to either of the immediately preceding two sentences shall be allocated as a loss among the REMIC I Regular Interests pursuant to the definition of "Realized Losses."

None of the Trustee, Servicer or the Tax Matters Person shall knowingly or intentionally take any action that would cause the termination of the REMIC status of REMIC I.

Section 2.07 *Acceptance by Trustee*. The Trustee acknowledges receipt (or with respect to any Mortgage Loan subject to a Custodial Agreement receipt by the Custodian thereunder) on behalf of the Trust of the documents (or certified copies thereof as specified in Section 2.05) referred to in Section 2.05 above, but without having made the review required to be made pursuant to this Section 2.07. The Trustee acknowledges that all Mortgage Pool Assets, Mortgage Files and related documents and property held by it at any time are held by it as Trustee of the Trust for the benefit of the holders of the REMIC I Regular Interests and the Class R-1 Residual Interest. The Trustee shall review each Mortgage File on or before the Closing Date and deliver to the Company and the NIMS Insurer a certification in the form attached as Exhibit M hereto, to the effect that, except as noted, all documents required pursuant to the definition of "Mortgage File" and Section 2.05 have been executed and received, and that such documents relate to the Mortgage Loans identified in the Mortgage Loan Schedule.   Within 240 days of the Closing Date, the Trustee shall deliver or with respect to the Mortgage Loans held by another Custodian, cause such other Custodian to deliver to the Company, the Seller, the NIMS Insurer and the Servicer a certification substantially in the form of Exhibit M hereto with respect to each Mortgage Loan, with any applicable exceptions noted thereon.   In performing such review, the Trustee may rely upon the purported genuineness and due execution of any such document, and on the purported genuineness of any signature thereon. The Trustee shall not be required to make any independent examination of any documents contained in each Mortgage File beyond the review specifically required herein. The Trustee makes no representations as to: (i) the validity, legality, enforceability or genuineness of any of the Mortgage Loans identified on the Mortgage Loan Schedule, or (ii) the collectability, insurability, effectiveness or suitability of any Mortgage Loan.

If the Trustee finds any document or documents required to be included in the Mortgage File for a Mortgage Loan pursuant to the definition of "Mortgage File" not to have been executed and received, the Trustee shall promptly so notify the Servicer. An exception report delivered by the Custodian to the Servicer shall be deemed to constitute such notice. Upon notice from the Trustee or the Custodian that any document required to be included in the Mortgage File for a Mortgage Loan has not been executed and received, the Servicer shall promptly notify the Seller of such defect and take appropriate steps on behalf of the Trust to enforce the Seller's obligation, pursuant to Section 2.4 of the Mortgage Loan Purchase Agreement, to correct or cure such defect or repurchase or substitute for such Mortgage Loan, in accordance with and subject to the time limitations set forth in such Section 2.4; *provided, however,* that the Servicer shall not require or permit the Seller to repurchase a Mortgage Loan pursuant to such Section 2.4 of the Mortgage Loan Purchase Agreement more than two years after the Closing Date unless (a) such defect would cause the Mortgage Loan to be other than a "qualified mortgage" (as defined in the Code), (b) such Mortgage Loan is in default, or default is in the judgment of the Servicer reasonably imminent, or (c) the Servicer, at the expense of the Seller, delivers to the Trustee an Opinion of

Counsel addressed to the Trust and the Trustee to the effect that the repurchase of such Mortgage Loan will not give rise to a tax on a prohibited transaction, as defined in Section 860F(a) of the Code; *provided, further,* that in the event that such defect consists solely of the failure of the Seller to deliver any Recording Document with respect to such Mortgage Loan, due to a delay on the part of the recording office, then the Servicer shall instead notify the Seller of such defect and take appropriate steps on behalf of the Trust to enforce the Seller's obligation, pursuant to Section 2.3 of the Mortgage Loan Purchase Agreement, to comply with the procedure described in such Section 2.3.

In connection with the enforcement of the Seller's repurchase or substitution obligation pursuant to Section 2.4 of the Mortgage Loan Purchase Agreement, the Servicer and the Trustee shall comply with the additional provisions set forth in Section 2.10 hereof.

Section 2.08 *Representation and Warranty of the Company Concerning the Mortgage Loans*. The Company hereby represents and warrants to the Trust that, immediately upon the transfer and assignment contemplated by Section 2.04, the Trust shall have good title to, and will be the sole legal owner of, each Mortgage Loan, free and clear of any encumbrance or lien, other than any lien arising under this Agreement.

The representation and warranty set forth in this Section 2.08 shall survive delivery of the respective Mortgage Files to the Trustee or the Custodian, as the case may be, and shall continue throughout the term of this Agreement. Upon discovery by any of the Company, the Servicer or the Trustee of a breach of the foregoing representation and warranty which materially and adversely affects the value of the related Mortgage Loans or the interests of the Trust in the related Mortgage Loans, the party discovering such breach shall give prompt written notice to the others. Within 90 days of its discovery or its receipt of notice of breach, the Company shall repurchase or substitute for the affected Mortgage Loan or Mortgage Loans or any property acquired in respect thereof by the Trust, unless it has cured such breach in all material respects. Any such substitution shall be made within the three-month period commencing on the Closing Date (or within the two-year period commencing on the Closing Date if the related Mortgage Loan is a "defective obligation" within the meaning of Section 860G(a)(4)(B)(ii) of the Code and Treasury Regulation Section 1.860G-2(f)). Any such repurchase shall be made at the Repurchase Price; *provided, however,* that no Mortgage Loan shall be repurchased pursuant to this Section 2.08 unless (a) the Mortgage Loan to be repurchased is in default, or default is in the judgment of the Servicer reasonably imminent, or (b) the Servicer, at the expense of the Company, delivers to the Trustee an Opinion of Counsel addressed to the Trust and the Trustee to the effect that the repurchase of such Mortgage Loan will not give rise to a tax on a prohibited transaction, as defined in Section 860F(a) of the Code. If such breach would cause the Mortgage Loan to be other than a "qualified mortgage" (as defined in the Code), then notwithstanding the previous sentence, the repurchase or substitution must occur within the sooner of (i) 90 days from the date the defect was discovered or (ii) in the case of substitution, two years from the Closing Date.

Any number of Substitute Mortgage Loans may be substituted for any number of Reacquired Mortgage Loans and a Substitute Mortgage Loan may be substituted for a defective Mortgage Loan that is itself a Substitute Mortgage Loan, in each case subject to limitations in the next sentence. A Substitute Mortgage Loan substituted for a Reacquired Mortgage Loan pursuant to the terms of this Agreement or the Mortgage Loan Purchase Agreement must, on the date of such substitution, (i) have an outstanding principal balance (or in the case of a substitution of more than one mortgage loan for a Reacquired Mortgage Loan, an aggregate principal balance), after application of all scheduled payments of principal and interest due during or prior to the month of substitution, not in excess of, and not more than 5.00% less than, the outstanding principal balance of the Reacquired Mortgage Loan as of the Due Date in the calendar month during which the substitution occurs, (ii) have a Mortgage Rate not less than (and not more than one percentage point in excess of) the Mortgage Rate of the Reacquired Mortgage Loan, (iii) if the Substitute Mortgage Loan is an Adjustable Rate Mortgage Loan, have a Maximum Mortgage Rate not greater than the Maximum Mortgage Rate on the Reacquired Mortgage Loan and have a Minimum Mortgage Rate not less than the Minimum Mortgage Rate of the Reacquired Mortgage Loan, (iv) if the Substitute Mortgage Loan is an Adjustable Rate Mortgage Loan, have a Gross Margin equal to or greater than the Gross Margin of the Reacquired Mortgage Loan, (v) if the Substitute Mortgage Loan is an Adjustable Rate Mortgage Loan, have a next Adjustment Date not more than two months later than the next Adjustment Date on the Reacquired Mortgage Loan, (vi) have a remaining term to maturity not greater than (and not more than one year less than) that of the Reacquired Mortgage Loan, (vii) be current (with no contractual delinquencies outstanding) as of the date of substitution, (viii) have a Loan-to-Value Ratio as of the date of substitution equal to or lower than the Loan-to-Value Ratio of the Reacquired Mortgage Loan as of such date, (ix) have a risk grading determined by the Seller at least equal to the risk grading assigned on the Reacquired Mortgage Loan, (x) have been underwritten or reunderwritten by the Seller in accordance with the same or, as determined by the Seller, more favorable, underwriting guidelines as the Reacquired Mortgage Loan, (xi) with respect to Substitute Mortgage Loans substituted for Reacquired Mortgage Loans that are Group I Mortgage Loans, have had an original Principal Balance that conformed to Fannie Mae and Freddie Mac loan limits as of the date of its origination, (xii) be secured by the same property type as the Reacquired Mortgage Loan, (xiii) have a lien priority equal to or superior to that of the Reacquired Mortgage Loan, (xiv) [reserved], and (xv) conform to each representation and warranty set forth in Section 3.1 of the Mortgage Loan Purchase Agreement applicable to the Reacquired Mortgage Loan. In the event that one or more mortgage loans are substituted for one or more Reacquired Mortgage Loans, the amounts described in clause (i) hereof shall be determined on the basis of aggregate principal balances (applied separately for the Group I Mortgage Loans and Group II Mortgage Loans), the Mortgage Rates described in clauses (ii) through (v) hereof shall be satisfied for each such mortgage loan, the risk gradings described in clause (ix) hereof shall be satisfied as to each such mortgage loan, the terms described in clause (vi) hereof shall be determined on the basis of weighted average remaining term to maturity (*provided* that no such mortgage loan may have a remaining term to maturity longer than the Reacquired Mortgage Loan), the Loan-to-Value Ratios described in clause (viii) hereof shall be satisfied as to each such mortgage loan and, except to the extent otherwise provided in this sentence, the representations and warranties described in clause (xv) hereof must be satisfied as to each Substitute Mortgage Loan or in the aggregate, as the case may be.

In connection with the substitution of one or more Substitute Mortgage Loans for one or more Reacquired Mortgage Loans on any date, the Company shall pay to the Trust the Substitution Price for such Reacquired Mortgage Loans, and such payment by the Company shall be treated in the same manner as proceeds of the repurchase by the Company of a Mortgage Loan pursuant to this Section 2.08. For any month in which the Seller substitutes one or more Substitute Mortgage Loans for one or more Reacquired Mortgage Loans, the Servicer will determine the amounts (the "Substitution Price"), if any, by which the aggregate Repurchase Price of all such Reacquired Mortgage Loans in Loan Group I or Loan Group II, respectively, exceeds the aggregate of the Stated Principal Balance of the Substitute Mortgage Loans that will become part of Loan Group I or Loan Group II, respectively, as of the date of substitution, together with one month's interest on such Stated Principal Balance at the applicable Net Mortgage Rate, plus all outstanding Advances and Servicing Advances with respect to such Reacquired Mortgage Loan.

With respect to each Substitute Mortgage Loan, the Company shall (a) deliver to and deposit with, or cause to be delivered to and deposited with, the Trustee or the Custodian on behalf of the Trust the Mortgage File for such Substitute Mortgage Loan and (b) cause the Seller to enter into an agreement with the Trust and the Servicer pursuant to which, with respect to such Substitute Mortgage Loan, the Seller will (i) make, as of the date of substitution, each of the representations and warranties that the Seller made pursuant to Section 3.1 of the Mortgage Loan Purchase Agreement with respect to the original Mortgage Loan (except that references to "Closing Date" or "Cut-off Date" in such Section 3.1 shall be changed to the applicable date of substitution), (ii) agree to deliver any missing Recording Documents with respect to such Substitute Mortgage Loan, and to repurchase or substitute for such Substitute Mortgage Loan in the event of the Seller's failure to deliver any document required to be included in such Mortgage File or in the event of the Seller's material breach of any of such representations and warranties, upon the same terms as the Seller's corresponding obligations with respect to the original Mortgage Loan pursuant to Sections 2.3, 2.4 and 3.3 of the Mortgage Loan Purchase Agreement, and (iii) convey such Substitute Mortgage Loan to the Trust.

The Trustee shall acknowledge or with respect to the Mortgage Loans held by another Custodian cause such other Custodian to acknowledge receipt for such Substitute Mortgage Loan and, within ten Business Days thereafter, review such documents as specified in Section 2.02 and deliver to the Depositor, the Servicer and the NIMS Insurer, with respect to such Substitute Mortgage Loan or Loans, a certification substantially in the form attached hereto as Exhibit M, with any applicable exceptions noted thereon. Within 240 days of the date of substitution, the Trustee shall deliver or with respect to the Mortgage Loans held by another Custodian, cause such other Custodian to deliver to the Company, the Seller, the NIMS Insurer and the Servicer a certification substantially in the form of Exhibit M hereto with respect to such Substitute Mortgage Loan, with any applicable exceptions noted thereon. Monthly Payments due with respect to Substitute Mortgage Loans in the month of substitution are not part of REMIC I and will be retained by the Seller.

The Company shall pay all costs and expenses incurred in connection with any repurchase or substitution by the Company made pursuant to this Section 2.08.

For the month of substitution, distributions to Certificateholders will reflect the Monthly Payment due on such Reacquired Mortgage Loan on or before the Due Date in the month of substitution, and the Seller shall thereafter be entitled to retain all amounts subsequently received in respect of such Reacquired Mortgage Loan. The Trustee shall give or cause to be given written notice to the NIMS Insurer and the Certificateholders that such substitution has taken place, and the Servicer shall amend or cause to be amended the Mortgage Loan Schedule and, if applicable, the Prepayment Charge Schedule to reflect the removal of such Reacquired Mortgage

Loan from the terms of this Agreement and the substitution of the Substitute Mortgage Loan and shall deliver a copy of such amended Mortgage Loan Schedule and, if applicable, the Prepayment Charge Schedule to the NIMS Insurer and the Trustee. Upon such substitution, such Substitute Mortgage Loan or Loans shall constitute part of the Mortgage Pool and shall be subject in all respects to the terms of this Agreement and the Mortgage Loan Purchase Agreement, including all applicable representations and warranties thereof included in the Mortgage Loan Purchase Agreement as of the date of substitution.

On the date of such substitution, the Company shall cause the Seller to deliver or cause to be delivered to the Servicer for deposit in the Collection Account an amount equal to the sum of Substitution Price, if any (which for federal income tax purposes will be treated as payment for the repurchase of that portion of the Reacquired Mortgage Loans), and the Trustee, upon receipt of the related Substitute Mortgage Loan or Loans (or acknowledgement of such receipt by another Custodian) and certification by the Servicer of such deposit, shall release or, if such Mortgage File is held by another Custodian, such Custodian shall release to the Seller the related Mortgage File or Files and the Trustee shall execute and deliver or, if such Mortgage File is held by another Custodian, such Custodian shall execute and deliver such instruments of transfer or assignment, without recourse, as the Seller shall deliver to it or such Custodian, as applicable, and as shall be necessary to vest therein any Reacquired Mortgage Loan released pursuant hereto. Substitution shall be permitted only within two years of the Closing Date and may not be made unless an Opinion of Counsel is provided to the Trustee to the effect that substitution will not disqualify the Trust as a REMIC or result in a prohibited transaction tax under the Code.

In connection with any repurchase or substitution by the Company made pursuant to this Section 2.08, the Servicer and the Trustee (to the extent of any obligations on its part) shall comply with the additional provisions set forth in Section 2.10 hereof.

Section 2.09   *Representations and Warranties of the Seller Concerning the Mortgage Loans*. The Company hereby assigns to the Trust all of its rights under the Mortgage Loan Purchase Agreement, to the extent that the Mortgage Loan Purchase Agreement relates to the Mortgage Loans.

Upon discovery by any of the Company, the Servicer or the Trustee (in the case of the Trustee, having actual knowledge thereof) of a breach of any of the representations and warranties in respect of the Mortgage Loan set forth in Section 3.1 of the Mortgage Loan Purchase Agreement that materially and adversely affects the value of the related Mortgage Loans or the interests of the Trust in the related Mortgage Loans, the party discovering such breach shall give prompt written notice to the others and the NIMS Insurer. Any breach of the representation set forth in the last sentence of clause (xxxix), clause (xlvi), the first sentence of clause (xlvii) and clause (lxi) and [clause (lxiv)] of such Section 3.1 thereof shall be deemed to materially and adversely affect the value of the related Mortgage Loans or the interests of the Trust in the related Mortgage Loans. The Servicer shall promptly notify the Seller of such breach and take appropriate steps on behalf of the Trust to enforce the Seller's obligation, pursuant to Section 3.3 of the Mortgage Loan Purchase Agreement, to cure such breach in all material respects or repurchase or substitute for the affected Mortgage Loan or Mortgage Loans or any property acquired in respect thereof, in accordance with and subject to the time limitations set forth in such Section 3.3; *provided, however,* that the Seller shall not be required or permitted to repurchase a Mortgage Loan pursuant to such Section 3.3 thereof unless (a) such defect would cause the Mortgage Loan to be other than a "qualified mortgage" (as defined in the Code), (b) such Mortgage Loan is in default, or default is in the judgment of the Servicer reasonably imminent, or (c) the Servicer, at the expense of the Seller, delivers to the Trustee an Opinion of Counsel addressed to the Trust and the Trustee to the effect that the purchase of such Mortgage Loan will not give rise to a tax on a prohibited transaction, as defined in Section 860F(a) of the Code.

In connection with the enforcement of the Seller's repurchase or substitution obligation pursuant to Section 3.3 of the Mortgage Loan Purchase Agreement, the Servicer and the Trustee shall comply with the additional provisions set forth in Section 2.10 hereof.

Section 2.10 *Additional Provisions Relating to Repurchases of and Substitutions for Mortgage Loans by the Company or the Seller*. The Servicer shall deposit or cause to be deposited in the Collection Account (i) the Repurchase Price that it receives for each Mortgage Loan repurchased by the Company pursuant to Section 2.08 hereof, (ii) the Substitution Price that it receives in connection with each substitution for a Mortgage Loan by the Company pursuant to such Section 2.08, (iii) the Repurchase Price (as defined in the Mortgage Loan Purchase Agreement) that it receives for each Mortgage Loan repurchased by the Seller pursuant to Section 2.4 or 3.3 of the Mortgage Loan Purchase Agreement and (iv) the Substitution Price (as defined in the Mortgage Loan Purchase Agreement) that it receives in connection with each substitution for a Mortgage Loan by the Seller pursuant to such Section 2.4 or 3.3 thereof.

Upon receipt by the Trustee of written notification, signed by a Servicing Officer, of the deposit in the Collection Account of the Repurchase Price or Substitution Price, as applicable, and (in the case of a substitution for a Mortgage Loan) upon receipt by the Trustee of such instruments of transfer or assignment, in each case without recourse, as shall be necessary to vest in the Trust title to any Substitute Mortgage Loan, the Trustee shall (or, if applicable, shall cause the Custodian in accordance with the Custodial Agreement to) on behalf of the Trust release to the Company or the Seller, as applicable, or to such person's designee, the Mortgage File for such Mortgage Loan and shall execute and deliver (or, in the event that the Mortgage Files are held in the name of the Custodian, shall cause the Custodian in accordance with the Custodial Agreement to execute and deliver) on behalf of the Trust such instruments of transfer or assignment, in each case without recourse, as shall be necessary to vest in such person or its designee or assignee title to any such Mortgage Loan. In furtherance of the foregoing, if such Mortgage Loan is a MERS Loan and as a result of the repurchase thereof or substitution therefor such Mortgage Loan shall cease to be serviced by a servicer that is a member of MERS or if the Company or the Seller, as applicable, or such person's assignee, shall so request, the Servicer shall cause MERS to execute and deliver an assignment of the Mortgage in recordable form from MERS to such person or its assignee and shall cause the Mortgage Loan to be removed from registration on the MERS® System in accordance with MERS' rules and procedures.

It is understood and agreed that the obligation of (a) the Seller, pursuant to Section 2.4 of the Mortgage Loan Purchase Agreement, to repurchase or substitute for any Mortgage Loan as to which a defect in a constituent document exists, or (b) of the Seller or the Company, as applicable, pursuant to Section 3.3 of the Mortgage Loan Purchase Agreement or Section 2.8 hereof, to repurchase or substitute for any Mortgage Loan as to which a breach has occurred and is continuing, shall constitute the sole remedy respecting such defect or breach available to the Trust or the Holders of the REMIC interests or the Certificates issued hereunder or the Trustee on behalf of such Holders.

Section 2.11 *Acknowledgment of Transfer of Mortgage Pool Assets.* The Trustee hereby acknowledges and accepts on behalf of the Trust the transfer and assignment pursuant to Section 2.04 to the Trust of the Mortgage Pool Assets, but without having made the review required to be made pursuant to Section 2.07, and declares that as of the Closing Date it holds and shall hold any documents constituting a part of the Mortgage Pool Assets, and the Mortgage Pool Assets, as Trustee in trust, upon the trust herein set forth, for the use and benefit of all present and future Holders of the REMIC I Regular Interests and the Class R-1 Residual Interest.

Section 2.12 *Conveyance of REMIC II Assets; Security Interest.* The Company does hereby irrevocably sell, transfer, assign, set over, and otherwise convey to the Trust, without recourse, all the Company's right, title and interest in and to the REMIC I Regular Interests (other than the Class L1-P Regular Interest). The Trust, as payment of the purchase price of such assets, shall issue the REMIC II Regular Interests and the Class R-2 Residual Interest to the Company on the Closing Date. Pursuant to Section 3818 of the Statutory Trust Statute, the REMIC I Regular Interests shall not be cancelled and shall be held as treasury interests owned by the Trust. The REMIC II Regular Interests and the Class R-2 Residual Interest shall together be a separate series of beneficial interests in the assets of the Trust consisting of the REMIC II Assets pursuant to Section 3806(b)(2) of the Statutory Trust Statute.

It is the express intent of the parties hereto that the conveyance of the REMIC I Regular Interests to the Trust by the Company as provided in this Section 2.12 be, and be construed as, an absolute sale of the REMIC I Regular Interests. It is, further, not the intention of the parties that such conveyance be deemed the grant of a security interest in the REMIC I Regular Interests by the Company to the Trust to secure a debt or other obligation of the Company. However, in the event that, notwithstanding the intent of the parties, the REMIC I Regular Interests are held to be the property of the Company, or if for any other reason this Agreement is held or deemed to create a security interest in the REMIC I Regular Interests, then

(a)   this Agreement shall constitute a security agreement;

(b)   the conveyance provided for in this Section 2.12 shall be deemed to be a grant by the Company to the Trust of, and the Company hereby grants to the Trust, to secure all of the Company's obligations hereunder, a security interest in all of the Company's right, title, and interest, whether now owned or hereafter acquired, in and to:

(I)   The REMIC I Regular Interests including, without limitation, all rights represented thereby in and to the Mortgage Pool Assets and the proceeds thereof;

(II)   All accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letter-of-credit rights, letters of credit, money, and oil, gas, and other minerals, consisting of, arising from, or relating to, any of the foregoing; and

(III)   All proceeds of the foregoing.

The Company shall file such financing statements, and the Company and the Trustee acting on behalf of the Trust at the direction of the Company shall, to the extent consistent with this Agreement, take such other actions as may be necessary to ensure that, if this Agreement were found to create a security interest in the REMIC I Regular Interests, such security interest would be a perfected security interest of first priority under applicable law and will be maintained as such throughout the term of this Agreement. In connection herewith, the Trust shall have all of the rights and remedies of a secured party under the Uniform Commercial Code as in force in the relevant jurisdiction.

Section 2.13 *REMIC Election for REMIC II*. The Trustee shall, on behalf of REMIC II, elect to treat REMIC II as a REMIC within the meaning of Section 860D of the Code and, if necessary, under applicable state laws. Such election shall be included in the Form 1066 and any appropriate state return to be filed on behalf of REMIC II for its first taxable year.

The Closing Date is hereby designated as the "startup day" of REMIC II within the meaning of Section 860G(a)(9) of the Code.

The regular interests (as set forth in the table contained in the Preliminary Statement hereto) relating to REMIC II are hereby designated as "regular interests" in REMIC II for purposes of Section 860G(a)(1) of the Code. The Class R-2 Residual Interest is hereby designated as the sole class of "residual interest" in REMIC II for purposes of Section 860G(a)(2) of the Code.

The parties intend that the affairs of REMIC II shall constitute, and that the affairs of REMIC II shall be conducted so as to qualify it as, a REMIC. In furtherance of such intention, the Trustee shall, on behalf of REMIC II: (a) prepare and file, or cause to be prepared and filed, a federal tax return using a calendar year as the taxable year for REMIC II when and as required by the REMIC provisions and other applicable federal income tax laws; (b) make an election, on behalf of REMIC II, to be treated as a REMIC on the federal tax return of REMIC II for its first taxable year, in accordance with the REMIC provisions; (c) prepare and forward, or cause to be prepared and forwarded, to the Certificateholders and the Holders of the Class R-2 Residual Interest all information reports as and when required to be provided to them in accordance with the REMIC provisions; (d) conduct the affairs of REMIC II at all times that any of the Certificates are outstanding so as to maintain the status of REMIC II as a REMIC under the REMIC provisions; (e) not knowingly or intentionally take any action or omit to take any action that would cause the termination of the REMIC status of REMIC II; and (f) pay the amount of any federal prohibited transaction penalty taxes imposed on REMIC II when and as the same shall be due and payable (but such obligation shall not prevent the Trustee or any other appropriate person from contesting any such tax in appropriate proceedings and shall not prevent the Trustee from withholding payment of such tax, if permitted by law, pending the outcome of such proceedings).

In the event that the Trustee has paid any federal prohibited transaction penalty taxes imposed on REMIC II pursuant to clause (f) of the immediately preceding paragraph, the Trustee on behalf of the Trust shall (unless the Trustee's failure to exercise reasonable care was the primary cause of the imposition of such taxes) reimburse itself for such payment from amounts on deposit in the Distribution Account in reduction of the REMIC II Available Distribution

Amount for the applicable Distribution Date. In the event that any federal prohibited transaction penalty taxes are imposed on REMIC II and not paid by the Trustee pursuant to clause (f) of the immediately preceding paragraph, the Trustee on behalf of the Trust shall pay such taxes from amounts on deposit in the Distribution Account in reduction of the REMIC II Available Distribution Amount for the applicable Distribution Date. The amount so reimbursed pursuant to either of the immediately preceding two sentences shall be allocated as a loss among the REMIC II Regular Interests pursuant to the definition of "Realized Losses."

None of the Trustee, Servicer or the Tax Matters Person shall knowingly or intentionally take any action that would cause the termination of the REMIC status of REMIC II.

Section 2.14 *Acknowledgement of Transfer of REMIC I Regular Interests*. The Trustee hereby acknowledges and accepts on behalf of the Trust the assignment to the Trust pursuant to Section 2.12 of the REMIC I Regular Interests and declares that as of the Closing Date it holds and shall hold such assets and any documents constituting a part of such assets and, as Trustee in trust, upon the trust herein set forth, for the use and benefit of all present and future Holders of the REMIC II Regular Interests and the Class R-2 Residual Interest.

Section 2.15 *Conveyance of REMIC II Regular Interests; Security Interest*. The Company does hereby irrevocably sell, transfer, assign, set over, and otherwise convey to the Trust, without recourse, all the Company's right, title and interest in and to the REMIC II Regular Interests. The Trust, as payment of the purchase price of the REMIC II Regular Interests, shall issue the REMIC III Regular Interests, the Certificates (other than the Class C, Class P, Class SW, Class R, Class R-CX, and Class R-PX Certificates) and the Class R-3 Residual Interest to the Company on the Closing Date. Pursuant to Section 3818 of the Statutory Trust Statute, the REMIC I Regular Interests and the REMIC II Regular Interests shall not be cancelled and shall be held as treasury interests owned by the Trust. The REMIC III Regular Interests, the Certificates (other than the Class C, Class P, Class R, Class R-CX and Class R-PX Certificates), and the Class R-3 Residual Interest shall together be a separate series of beneficial interests in the assets of the Trust consisting of the REMIC II Regular Interests pursuant to Section 3806(b)(2) of the Statutory Trust Statute.

It is the express intent of the parties hereto that the conveyance of the REMIC II Regular Interests to the Trust by the Company as provided in this Section 2.15 be, and be construed as, an absolute sale of the REMIC II Regular Interests. It is, further, not the intention of the parties that such conveyance be deemed the grant of a security interest in the REMIC II Regular Interests by the Company to the Trust to secure a debt or other obligation of the Company. However, in the event that, notwithstanding the intent of the parties, the REMIC II Regular Interests are held to be the property of the Company, or if for any other reason this Agreement is held or deemed to create a security interest in the REMIC II Regular Interests, then

(a)   this Agreement shall constitute a security agreement;

(b)   the conveyance provided for in this Section 2.15 shall be deemed to be a grant by the Company to the Trust of, and the Company hereby grants to the Trust, to secure all of the Company's obligations hereunder, a security interest in all of the Company's right, title, and interest, whether now owned or hereafter acquired, in and to:

(I)   The REMIC II Regular Interests, including without limitation all rights represented thereby in and to the Mortgage Pool Assets and the proceeds thereof;

(II)   All accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letter-of-credit rights, letters of credit, money, and oil, gas, and other minerals, consisting of, arising from, or relating to, any of the foregoing; and

(III)   All proceeds of the foregoing.

The Company shall file such financing statements, and the Company and the Trustee acting on behalf of the Trust at the direction of the Company shall, to the extent consistent with this Agreement, take such other actions as may be necessary to ensure that, if this Agreement were found to create a security interest in the REMIC II Regular Interests, such security interest would be a perfected security interest of first priority under applicable law and will be maintained as such throughout the term of this Agreement. In connection herewith, the Trust shall have all of the rights and remedies of a secured party under the Uniform Commercial Code as in force in the relevant jurisdiction.

Section 2.16   *REMIC Election for REMIC III*. The Trustee shall, on behalf of REMIC III, elect to treat REMIC III as a REMIC within the meaning of Section 860D of the Code and, if necessary, under applicable state laws. Such election shall be included in the Form 1066 and any appropriate state return to be filed on behalf of REMIC III for its first taxable year.

The Closing Date is hereby designated as the "startup day" of REMIC III within the meaning of Section 860G(a)(9) of the Code.

The regular interests (as set forth in the table contained in the Preliminary Statement hereto) relating to REMIC III are hereby designated as "regular interests" in REMIC III for purposes of Section 860G(a)(1) of the Code. The Class R-3 Residual Interest is hereby designated as the sole class of "residual interest" in REMIC III for purposes of Section 860G(a)(2) of the Code.

The parties intend that the affairs of REMIC III shall constitute, and that the affairs of REMIC III shall be conducted so as to qualify it as, a REMIC. In furtherance of such intention, the Trustee shall, on behalf of REMIC III: (a) prepare and file, or cause to be prepared and filed, a federal tax return using a calendar year as the taxable year for REMIC III when and as required by the REMIC provisions and other applicable federal income tax laws; (b) make an election, on behalf of REMIC III, to be treated as a REMIC on the federal tax return of REMIC III for its first taxable year, in accordance with the REMIC provisions; (c) prepare and forward, or cause to be prepared and forwarded, to the Certificateholders and the Holders of the Class R-3 Residual Interest all information reports as and when required to be provided to them in accordance with the REMIC provisions; (d) conduct the affairs of REMIC III at all times that any of the Certificates are outstanding so as to maintain the status of REMIC II as a REMIC under the REMIC provisions; (e) not knowingly or intentionally take any action or omit to take any action that would cause the termination of the REMIC status of REMIC III; and (f) pay the amount of any federal prohibited transaction penalty taxes imposed on REMIC III when and as the same shall be due and payable (but such obligation shall not prevent the Trustee or any other appropriate person from contesting any such tax in appropriate proceedings and shall not prevent the Trustee from withholding payment of such tax, if permitted by law, pending the outcome of such proceedings).

In the event that the Trustee has paid any federal prohibited transaction penalty taxes imposed on REMIC III pursuant to clause (f) of the immediately preceding paragraph, the Trustee on behalf of the Trust shall (unless the Trustee's failure to exercise reasonable care was the primary cause of the imposition of such taxes) reimburse itself for such payment from amounts on deposit in the Distribution Account in reduction of the REMIC III Available Distribution Amount for the applicable Distribution Date. In the event that any federal prohibited transaction penalty taxes are imposed on REMIC III and not paid by the Trustee pursuant to clause (f) of the immediately preceding paragraph, the Trustee on behalf of the Trust shall pay such taxes from amounts on deposit in the Distribution Account in reduction of the REMIC III Available Distribution Amount for the applicable Distribution Date. The amount so reimbursed pursuant to either of the immediately preceding two sentences shall be allocated as a loss among the REMIC III Regular Interests pursuant to the definition of "Realized Losses."

None of the Trustee, Servicer or the Tax Matters Person shall knowingly or intentionally take any action that would cause the termination of the REMIC status of REMIC III.

Section 2.17 *Acknowledgement of Transfer of REMIC II Regular Interests*. The Trustee hereby acknowledges and accepts on behalf of the Trust the assignment to the Trust pursuant to Section 2.15 of the REMIC II Regular Interests and declares that as of the Closing Date it holds and shall hold such assets and any documents constituting a part of such assets, as Trustee in trust, upon the trust herein set forth, for the use and benefit of all present and future Holders of the REMIC III Regular Interests, the Certificates (other than the Class C, Class P, Class SW, Class R, Class R-CX, and Class R-PX Certificates), and the Class R-3 Residual Interest.

Section 2.18 *Conveyance of Class L3-C Regular Interest*. The Company does hereby irrevocably sell, transfer, assign, set over, and otherwise convey to the Trust, without recourse, all the Company's right, title and interest in and to the Class L3-C Regular Interest. The Trust, as payment of the purchase price of the Class L3-C Regular Interest, shall issue the Class C Certificates and the Class R-4 Residual Interest to the Company on the Closing Date. Pursuant to Section 3818 of the Statutory Trust Statute, the REMIC I Regular Interests, the REMIC II Regular Interests, and the Class L3-C Regular Interest shall not be cancelled and shall be held as treasury interests owned by the Trust. The Class C Certificates and the Class R-4 Residual Interest shall together be a separate series of beneficial interests in the assets of the Trust consisting of the Class L3-C Regular Interest pursuant to Section 3806(b)(2) of the Statutory Trust Statute.

It is the express intent of the parties hereto that the conveyance of the Class L3-C Regular Interest to the Trust by the Company as provided in this Section 2.18 be, and be construed as, an absolute sale of the Class L3-C Regular Interest. It is, further, not the intention of the parties that such conveyance be deemed the grant of a security interest in the Class L3-C Regular Interest by the Company to the Trust to secure a debt or other obligation of the Company. However, in the event that, notwithstanding the intent of the parties, the Class L3-C Regular Interest are held to be the property of the Company, or if for any other reason this Agreement is held or deemed to create a security interest in the Class L3-C Regular Interest, then

(a)   this Agreement shall constitute a security agreement;

(b)   the conveyance provided for in this Section 2.18 shall be deemed to be a grant by the Company to the Trust of, and the Company hereby grants to the Trust, to secure all of the Company's obligations hereunder, a security interest in all of the Company's right, title, and interest, whether now owned or hereafter acquired, in and to:

(I)   The Class L3-C Regular Interest, including without limitation all rights represented thereby in and to the Mortgage Pool Assets and the proceeds thereof;

(II)   All accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letter-of-credit rights, letters of credit, money, and oil, gas, and other minerals, consisting of, arising from, or relating to, any of the foregoing; and

(III)   All proceeds of the foregoing.

The Company shall file such financing statements, and the Company and the Trustee acting on behalf of the Trust at the direction of the Company shall, to the extent consistent with this Agreement, take such other actions as may be necessary to ensure that, if this Agreement were found to create a security interest in the Class L3-C Regular Interest, such security interest would be a perfected security interest of first priority under applicable law and will be maintained as such throughout the term of this Agreement. In connection herewith, the Trust shall have all of the rights and remedies of a secured party under the Uniform Commercial Code as in force in the relevant jurisdiction.

Section 2.19   *REMIC Election for REMIC IV*. The Trustee shall, on behalf of REMIC IV, elect to treat REMIC IV as a REMIC within the meaning of Section 860D of the Code and, if necessary, under applicable state laws. Such election shall be included in the Form 1066 and any appropriate state return to be filed on behalf of REMIC IV for its first taxable year.

The Closing Date is hereby designated as the "startup day" of REMIC IV within the meaning of Section 860G(a)(9) of the Code.

The regular interests (as set forth in the table contained in the Preliminary Statement hereto) relating to REMIC IV are hereby designated as "regular interests" in REMIC IV for purposes of Section 860G(a)(1) of the Code. The Class R-4 Residual Interest is hereby designated as the sole class of "residual interest" in REMIC IV for purposes of Section 860G(a)(2) of the Code.

The parties intend that the affairs of REMIC IV shall constitute, and that the affairs of REMIC IV shall be conducted so as to qualify it as, a REMIC. In furtherance of such intention, the Trustee shall, on behalf of REMIC IV: (a) prepare and file, or cause to be prepared and filed, a federal tax return using a calendar year as the taxable year for REMIC IV when and as required by the REMIC provisions and other applicable federal income tax laws; (b) make an election, on behalf of REMIC IV, to be treated as a REMIC on the federal tax return of REMIC IV for its first taxable year, in accordance with the REMIC provisions; (c) prepare and forward, or cause to be prepared and forwarded, to the Certificateholders and the Holders of the Class R-4 Residual Interest all information reports as and when required to be provided to them in accordance with the REMIC provisions; (d) conduct the affairs of REMIC IV at all times that any of the Certificates are outstanding so as to maintain the status of REMIC IV as a REMIC under the REMIC provisions; (e) not knowingly or intentionally take any action or omit to take any action that would cause the termination of the REMIC status of REMIC IV; and (f) pay the amount of any federal prohibited transaction penalty taxes imposed on REMIC IV when and as the same shall be due and payable (but such obligation shall not prevent the Trustee or any other appropriate person from contesting any such tax in appropriate proceedings and shall not prevent the Trustee from withholding payment of such tax, if permitted by law, pending the outcome of such proceedings).

In the event that the Trustee has paid any federal prohibited transaction penalty taxes imposed on REMIC IV pursuant to clause (f) of the immediately preceding paragraph, the Trustee on behalf of the Trust shall (unless the Trustee's failure to exercise reasonable care was the primary cause of the imposition of such taxes) reimburse itself for such payment from amounts on deposit in the Distribution Account in reduction of the REMIC IV Available Distribution Amount for the applicable Distribution Date. In the event that any federal prohibited transaction penalty taxes are imposed on REMIC IV and not paid by the Trustee pursuant to clause (f) of the immediately preceding paragraph, the Trustee on behalf of the Trust shall pay such taxes from amounts on deposit in the Distribution Account in reduction of the REMIC IV Available Distribution Amount for the applicable Distribution Date. The amount so reimbursed pursuant to either of the immediately two preceding sentences shall be allocated as a loss to the Class C Certificates, but shall not reduce the Certificate Principal Balance thereof.

None of the Trustee, Servicer or the Tax Matters Person shall knowingly or intentionally take any action that would cause the termination of the REMIC status of REMIC IV.

Section 2.20 *Acknowledgement of Transfer of Class L3-C Regular Interest.* The Trustee hereby acknowledges and accepts on behalf of the Trust the assignment to the Trust pursuant to Section 2.18 of the Class L3-C Regular Interest and declares that as of the Closing Date it holds and shall hold such assets and any documents constituting a part of such assets, as Trustee in trust, upon the trust herein set forth, for the use and benefit of all present and future Holders of the Class C Certificates and the Class R-4 Residual Interest.

Section 2.21 *Conveyance of Class L3-P Regular Interest.*

The Company does hereby irrevocably sell, transfer, assign, set over, and otherwise convey to the Trust, without recourse, all the Company's right, title and interest in and to the Class L3-P Regular Interest. The Trust, as payment of the purchase price of the Class L3-P Regular Interest, shall issue the Class P Certificates and the Class R-5 Residual Interest to the Company on the Closing Date. Pursuant to Section 3818 of the Statutory Trust Statute, the REMIC I Regular Interests, the REMIC II Regular Interests, the Class L3-C Regular Interest, and the Class L3-P Regular Interest shall not be cancelled and shall be held as treasury interests owned by the Trust. The Class P Certificates and the Class R-5 Residual Interest shall together be a separate series of beneficial interests in the assets of the Trust consisting of the Class L3-P Regular Interest pursuant to Section 3806(b)(2) of the Statutory Trust Statute.

It is the express intent of the parties hereto that the conveyance of the Class L3-P Regular Interest to the Trust by the Company as provided in this Section 2.21 be, and be construed as, an absolute sale of the Class L3-P Regular Interest. It is, further, not the intention of the parties that such conveyance be deemed the grant of a security interest in the Class L3-P Regular Interest by the Company to the Trust to secure a debt or other obligation of the Company. However, in the event that, notwithstanding the intent of the parties, the Class L3-P Regular Interest are held to be the property of the Company, or if for any other reason this Agreement is held or deemed to create a security interest in the Class L3-P Regular Interest, then

(a)   this Agreement shall constitute a security agreement;

(b)   the conveyance provided for in this Section 2.21 shall be deemed to be a grant by the Company to the Trust of, and the Company hereby grants to the Trust, to secure all of the Company's obligations hereunder, a security interest in all of the Company's right, title, and interest, whether now owned or hereafter acquired, in and to:

(I)   The Class L3-P Regular Interest, including without limitation all rights represented thereby in and to the Mortgage Pool Assets and the proceeds thereof;

(II)   All accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letter-of-credit rights, letters of credit, money, and oil, gas, and other minerals, consisting of, arising from, or relating to, any of the foregoing; and

(III)   All proceeds of the foregoing.

The Company shall file such financing statements, and the Company and the Trustee acting on behalf of the Trust at the direction of the Company shall, to the extent consistent with this Agreement, take such other actions as may be necessary to ensure that, if this Agreement were found to create a security interest in the Class L3-P Regular Interest, such security interest would be a perfected security interest of first priority under applicable law and will be maintained as such throughout the term of this Agreement. In connection herewith, the Trust shall have all of the rights and remedies of a secured party under the Uniform Commercial Code as in force in the relevant jurisdiction.

Section 2.22   *REMIC Election for REMIC V.* The Trustee shall, on behalf of REMIC V, elect to treat REMIC V as a REMIC within the meaning of Section 860D of the Code and, if necessary, under applicable state laws. Such election shall be included in the Form 1066 and any appropriate state return to be filed on behalf of REMIC V for its first taxable year.

The Closing Date is hereby designated as the "startup day" of REMIC V within the meaning of Section 860G(a)(9) of the Code.

The regular interests (as set forth in the table contained in the Preliminary Statement hereto) relating to REMIC V are hereby designated as "regular interests" in REMIC V for purposes of Section 860G(a)(1) of the Code. The Class R-5 Residual Interest is hereby designated as the sole class of "residual interest" in REMIC V for purposes of Section 860G(a)(2) of the Code.

The parties intend that the affairs of REMIC V shall constitute, and that the affairs of REMIC V shall be conducted so as to qualify it as, a REMIC. In furtherance of such intention, the Trustee shall, on behalf of REMIC V: (a) prepare and file, or cause to be prepared and filed, a federal tax return using a calendar year as the taxable year for REMIC V when and as required by the REMIC provisions and other applicable federal income tax laws; (b) make an election, on behalf of REMIC V, to be treated as a REMIC on the federal tax return of REMIC V for its first taxable year, in accordance with the REMIC provisions; (c) prepare and forward, or cause to be prepared and forwarded, to the Certificateholders and the Holders of the Class R-5 Residual Interest all information reports as and when required to be provided to them in accordance with the REMIC provisions; (d) conduct the affairs of REMIC V at all times that any of the Certificates are outstanding so as to maintain the status of REMIC V as a REMIC under the REMIC provisions; (e) not knowingly or intentionally take any action or omit to take any action that would cause the termination of the REMIC status of REMIC V; and (f) pay the amount of any federal prohibited transaction penalty taxes imposed on REMIC V when and as the same shall be due and payable (but such obligation shall not prevent the Trustee or any other appropriate person from contesting any such tax in appropriate proceedings and shall not prevent the Trustee from withholding payment of such tax, if permitted by law, pending the outcome of such proceedings).

In the event that the Trustee has paid any federal prohibited transaction penalty taxes imposed on REMIC V pursuant to clause (f) of the immediately preceding paragraph, the Trustee on behalf of the Trust shall (unless the Trustee's failure to exercise reasonable care was the primary cause of the imposition of such taxes) reimburse itself for such payment from amounts on deposit in the Distribution Account in reduction of the REMIC V Available Distribution Amount for the applicable Distribution Date. In the event that any federal prohibited transaction penalty taxes are imposed on REMIC V and not paid by the Trustee pursuant to clause (f) of the immediately preceding paragraph, the Trustee on behalf of the Trust shall pay such taxes from amounts on deposit in the Distribution Account in reduction of the REMIC V Available Distribution Amount for the applicable Distribution Date. The amount so reimbursed pursuant to either of the immediately preceding two sentences shall be allocated as a loss to the Class P Certificates, but shall not reduce the Certificate Principal Balance thereof.

None of the Trustee, Servicer or the Tax Matters Person shall knowingly or intentionally take any action that would cause the termination of the REMIC status of REMIC V.

Section 2.23 *Acknowledgement of Transfer of Class L3-P Regular Interest*. The Trustee hereby acknowledges and accepts on behalf of the Trust the assignment to the Trust pursuant to Section 2.21 of the Class L3-P Regular Interest and declares that as of the Closing Date it holds and shall hold such assets and any documents constituting a part of such assets, as Trustee in trust, upon the trust herein set forth, for the use and benefit of all present and future Holders of the Class P Certificates and the Class R-5 Residual Interest.

Section 2.24   *Conveyance of Class L3-SW Regular Interest.*

The Company does hereby irrevocably sell, transfer, assign, set over, and otherwise convey to the Trust, without recourse, all the Company's right, title and interest in and to the Class L3-SW Regular Interest. The Trust, as payment of the purchase price of the Class L3-SW Regular Interest, shall issue the Class L6-SW Regular Interest and the Class R-6 Residual Interest to the Company on the Closing Date. Pursuant to Section 3818 of the Statutory Trust Statute, the REMIC I Regular Interests, the REMIC II Regular Interests, and the Class L3-C, L1-P and L3-SW Regular Interests shall not be cancelled and shall be held as treasury interests owned by the Trust. The Class L6-SW Regular Interest and the Class R-6 Residual Interest shall together be a separate series of beneficial interests in the assets of the Trust consisting of the Class L3-SW Regular Interest pursuant to Section 3806(b)(2) of the Statutory Trust Statute.

It is the express intent of the parties hereto that the conveyance of the Class L3-SW Regular Interest to the Trust by the Company as provided in this Section 2.18 be, and be construed as, an absolute sale of the Class L3-SW Regular Interest. It is, further, not the intention of the parties that such conveyance be deemed the grant of a security interest in the Class L3-SW Regular Interest by the Company to the Trust to secure a debt or other obligation of the Company. However, in the event that, notwithstanding the intent of the parties, the Class L3-SW Regular Interest are held to be the property of the Company, or if for any other reason this Agreement is held or deemed to create a security interest in the Class L3-SW Regular Interest, then

(a)   this Agreement shall constitute a security agreement;

(b)   the conveyance provided for in this Section 2.24 shall be deemed to be a grant by the Company to the Trust of, and the Company hereby grants to the Trust, to secure all of the Company's obligations hereunder, a security interest in all of the Company's right, title, and interest, whether now owned or hereafter acquired, in and to:

(I)   The Class L3-SW Regular Interest, including without limitation all rights represented thereby in and to the Mortgage Pool Assets and the proceeds thereof;

(II)   All accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letter-of-credit rights, letters of credit, money, and oil, gas, and other minerals, consisting of, arising from, or relating to, any of the foregoing; and

(III)   All proceeds of the foregoing.

The Company shall file such financing statements, and the Company and the Trustee acting on behalf of the Trust at the direction of the Company shall, to the extent consistent with this Agreement, take such other actions as may be necessary to ensure that, if this Agreement were found to create a security interest in the Class L3-SW Regular Interest, such security interest would be a perfected security interest of first priority under applicable law and will be maintained as such throughout the term of this Agreement. In connection herewith, the Trust shall have all of the rights and remedies of a secured party under the Uniform Commercial Code as in force in the relevant jurisdiction.

Section 2.25 *REMIC Election for REMIC VI.* The Trustee shall, on behalf of REMIC VI, elect to treat REMIC VI as a REMIC within the meaning of Section 860D of the Code and, if necessary, under applicable state laws. Such election shall be included in the Form 1066 and any appropriate state return to be filed on behalf of REMIC VI for its first taxable year.

The Closing Date is hereby designated as the "startup day" of REMIC VI within the meaning of Section 860G(a)(9) of the Code.

The regular interests (as set forth in the table contained in the Preliminary Statement hereto) relating to REMIC VI are hereby designated as "regular interests" in REMIC VI for purposes of Section 860G(a)(1) of the Code. The Class R-6 Residual Interest is hereby designated as the sole class of "residual interest" in REMIC VI for purposes of Section 860G(a)(2) of the Code.

The parties intend that the affairs of REMIC VI shall constitute, and that the affairs of REMIC VI shall be conducted so as to qualify it as, a REMIC. In furtherance of such intention, the Trustee shall, on behalf of REMIC VI: (a) prepare and file, or cause to be prepared and filed, a federal tax return using a calendar year as the taxable year for REMIC VI when and as required by the REMIC provisions and other applicable federal income tax laws; (b) make an election, on behalf of REMIC VI, to be treated as a REMIC on the federal tax return of REMIC VI for its first taxable year, in accordance with the REMIC provisions; (c) prepare and forward, or cause to be prepared and forwarded, to the Certificateholders and the Holders of the Class R-6 Residual Interest all information reports as and when required to be provided to them in accordance with the REMIC provisions; (d) conduct the affairs of REMIC VI at all times that any of the Certificates are outstanding so as to maintain the status of REMIC VI as a REMIC under the REMIC provisions; (e) not knowingly or intentionally take any action or omit to take any action that would cause the termination of the REMIC status of REMIC VI; and (f) pay the amount of any federal prohibited transaction penalty taxes imposed on REMIC VI when and as the same shall be due and payable (but such obligation shall not prevent the Trustee or any other appropriate person from contesting any such tax in appropriate proceedings and shall not prevent the Trustee from withholding payment of such tax, if permitted by law, pending the outcome of such proceedings).

In the event that the Trustee has paid any federal prohibited transaction penalty taxes imposed on REMIC VI pursuant to clause (f) of the immediately preceding paragraph, the Trustee on behalf of the Trust shall (unless the Trustee's failure to exercise reasonable care was the primary cause of the imposition of such taxes) reimburse itself for such payment from amounts on deposit in the Distribution Account in reduction of the REMIC VI Available Distribution Amount for the applicable Distribution Date. In the event that any federal prohibited transaction penalty taxes are imposed on REMIC VI and not paid by the Trustee pursuant to clause (f) of the immediately preceding paragraph, the Trustee on behalf of the Trust shall pay such taxes from amounts on deposit in the Distribution Account in reduction of the REMIC VI Available Distribution Amount for the applicable Distribution Date. The amount so reimbursed pursuant to either of the immediately preceding two sentences shall be allocated as a loss to the Class L6 SW Regular Interests.

None of the Trustee, Servicer or the Tax Matters Person shall knowingly or intentionally take any action that would cause the termination of the REMIC status of REMIC IV.

Section 2.26 *Acknowledgement of Transfer of Class L3-SW Regular Interest*. The Trustee hereby acknowledges and accepts on behalf of the Trust the assignment to the Trust pursuant to Section 2.24 of the Class L3-SW Regular Interest and declares that as of the Closing Date it holds and shall hold such assets and any documents constituting a part of such assets, as Trustee in trust, upon the trust herein set forth, for the use and benefit of all present and future Holders of the Class L6-SW Regular Interest and the Class R-6 Residual Interest.

Section 2.27 *Legal Title*. Legal title to all assets of the Trust shall be vested at all times in the Trust as a separate legal entity.

Section 2.28 *Compliance with ERISA Requirements*. For purposes of ensuring compliance with the requirements of the "underwriter's exemption" (U.S. Department of Labor Prohibited Transaction Exemption 2002-41, 67 Fed. Reg. 54487 (Aug. 22, 2002)), issued under ERISA, and for the avoidance of any doubt as to the applicability of other provisions of this Agreement, to the fullest extent permitted by applicable law and except as contemplated by this Agreement, the Trust shall not be a party to any merger, consolidation or reorganization, or liquidate or sell its assets.

Section 2.29 *Additional Representation Concerning the Mortgage Loans*. The Mortgage Loans permitted by the terms of this Agreement to be included in the Trust are limited to (i) the Mortgage Loans (which the Company acquired pursuant to the Mortgage Loan Purchase Agreement, which contains, among other representations and warranties, a representation and warranty of the Seller that no Mortgage Loan is a "high-cost" or "predatory" loan under any state or local law or regulation applicable to the originator), and (ii) Substitute Mortgage Loans (which, by definition as set forth herein and referred to in the Mortgage Loan Purchase Agreement, are required to conform to, among other representations and warranties, the representation and warranty of the Seller that no Substitute Mortgage Loan is a "high cost" or "predatory" loan under any state or local law or regulation applicable to the originator). Based on the Seller's obligation, pursuant to Section 3.3 of the Mortgage Loan Purchase Agreement, to repurchase or substitute for the affected Mortgage Loan in the event of a breach of the representation set forth in clauses (xxvii) or (xxviii) of such Section 3.3 thereof, the parties hereto agree and understand that it is not intended for the Mortgage Pool to include any Mortgage Loan that is a "high-cost home loan" as defined under the New Jersey Home Ownership Security Act of 2002, the New Mexico Home Loan Protection Act, the Massachusetts Predatory Home Loan Practices Act or the Indiana Home Loan Practices Act (Indiana Code, Section 24-9 et seq.).

Section 2.30 *No Other Interests*. The Trustee shall not permit the creation of any "interests" in REMIC I, REMIC II, REMIC III, REMIC IV, REMIC V or REMIC VI (within the meaning of Section 860G of the Code) other than the REMIC I Regular Interests, the REMIC II Regular Interests, the REMIC III Regular Interests, the Class L6-SW Regular Interest and the interests represented by the Certificates.

ARTICLE III

Administration and Servicing of the Mortgage Loans

Section 3.01   *The Servicer.*

(a)   The Servicer shall service and administer the Mortgage Loans on behalf of the Trust and in the best interests of and for the benefit of the Certificateholders (as determined by the Servicer in its reasonable judgment) in accordance with the terms of this Agreement and the respective Mortgage Loans and, to the extent consistent with such terms, in the same manner in which it services and administers similar mortgage loans for its own portfolio, giving due consideration to customary and usual standards of practice of mortgage lenders and loan servicers administering similar mortgage loans in the local areas where the related Mortgaged Property is located but without regard to:

(i)   any relationship that the Servicer, any Sub-Servicer or any Affiliate of the Servicer or any Sub-Servicer may have with the related Mortgagor;

(ii)   the ownership or non-ownership of any Certificate by the Servicer or any Affiliate of the Servicer;

(iii)   the Servicer's obligation to make Advances or Servicing Advances; or

(iv)   the Servicer's or any Sub-Servicer's right to receive compensation for its services hereunder or with respect to any particular transaction.

To the extent consistent with the foregoing, the Servicer shall seek to maximize the timely and complete recovery of principal and interest on the Mortgage Notes. Subject only to the above-described servicing standards and the terms of this Agreement and of the respective Mortgage Loans, the Servicer shall have full power and authority, acting alone or through Sub-Servicers as provided in Section 3.02, to do or cause to be done any and all things in connection with such servicing and administration in accordance with policies and procedures generally accepted in the mortgage banking industry. Without limiting the generality of the foregoing, the Servicer in its own name or in the name of a Sub-Servicer is hereby authorized and empowered by the Trust when the Servicer believes it appropriate in its best judgment in accordance with the servicing standards set forth above, to execute and deliver, on behalf of the Certificateholders, the Trust and the Trustee, and upon notice to the Trustee, any and all instruments of satisfaction or cancellation, or of partial or full release or discharge, and all other comparable instruments, with respect to the Mortgage Loans and the Mortgaged Properties and to institute foreclosure proceedings or obtain a deed-in-lieu of foreclosure so as to convert the ownership of such properties, and to hold or cause to be held title to such properties, on behalf of the Trust and the Certificateholders. The Servicer shall service and administer the Mortgage Loans in accordance with applicable state and federal law and shall provide to the Mortgagors any reports required to be provided to them thereby. The Servicer shall also comply in the performance of this Agreement with all reasonable rules and requirements of each insurer under any standard hazard insurance policy. Subject to Section 3.17, the Trustee, on behalf of the Trust, shall execute, at the written direction of the Servicer, and furnish to the Servicer and any

Sub-Servicer such documents as are necessary or appropriate to enable the Servicer or any Sub-Servicer to carry out their servicing and administrative duties hereunder, and the Trustee, on behalf of the Trust, hereby grants to the Servicer and each Sub-Servicer a power of attorney to carry out such duties including a power of attorney to take title to Mortgaged Properties after foreclosure on behalf of the Trust and the Certificateholders. The Trustee, on behalf of the Trust, at the direction of the Servicer, shall execute a separate power of attorney in favor of (and furnish such power of attorney to) the Servicer and/or each Sub-Servicer for the purposes described herein to the extent necessary or desirable to enable the Servicer to perform its duties hereunder. The Trustee shall not be liable for the actions of the Servicer or any Sub-Servicers under such powers of attorney.

The Servicer further is authorized and empowered by the Trustee, on behalf of the Trust, in its own name or in the name of a Sub-Servicer, when the Servicer believes it is appropriate in its best judgment to register any Mortgage Loan on the MERS® System, or cause the removal from the registration of any Mortgage Loan on the MERS® System, to execute and deliver, on behalf of the Trust, any and all instruments of assignment and other comparable instruments with respect to such assignment or re-recording of a Mortgage in the name of MERS, solely as nominee for the Trust and its successors and assigns. Any reasonable expenses incurred in connection with the actions described in the preceding sentence or as a result of MERS discontinuing or becoming unable to continue operations in connection with the MERS® System, shall be reimbursable to the Servicer by withdrawal from the Collection Account pursuant to Section 3.11.

Subject to Section 3.09 hereof, in accordance with the standards of the preceding paragraph, the Servicer shall advance or cause to be advanced funds as necessary for the purpose of effecting the timely payment of taxes and assessments on the Mortgaged Properties, which advances shall be Servicing Advances reimbursable in the first instance from collections on the related Mortgage Loans from the Mortgagors pursuant to Section 3.09, and further as provided in Section 3.11. Any cost incurred by the Servicer or by Sub-Servicers in effecting the timely payment of taxes and assessments on a Mortgaged Property shall not, for the purpose of calculating distributions to Certificateholders, be added to the unpaid principal balance of the related Mortgage Loan, notwithstanding that the terms of such Mortgage Loan so permit.

Notwithstanding anything in this Agreement to the contrary, the Servicer may not make any future advances with respect to a Mortgage Loan (except as provided in Section 4.02) and the Servicer shall not (i) permit any modification with respect to any Mortgage Loan that would change the Mortgage Rate, reduce or increase the principal balance (except for reductions resulting from actual payments of principal) or change the final maturity date on such Mortgage Loan (unless, as provided in Section 3.07, the Mortgagor is in default with respect to the Mortgage Loan or such default is, in the judgment of the Servicer, reasonably foreseeable) or (ii) permit any modification, waiver or amendment of any term of any Mortgage Loan that would both (A) effect an exchange or reissuance of such Mortgage Loan under Section 1001 of the Code (or final, temporary or proposed Treasury regulations promulgated thereunder) and (B) cause any Trust REMIC to fail to qualify as a REMIC under the Code or the imposition of any tax on "prohibited transactions" or contributions after the startup day under the REMIC Provisions.

The Servicer may delegate its responsibilities under this Agreement; *provided*, *however*, that no such delegation shall release the Servicer from the responsibilities or liabilities arising under this Agreement.

With respect to each Mortgage Loan, the Servicer will furnish, or cause to be furnished, information regarding the borrower credit file related to such Mortgage Loan to credit reporting agencies in compliance with the provisions of the Fair Credit Reporting Act and the applicable implementing regulations.

Section 3.02   *Sub-Servicing Agreements Between the Servicer and Sub-Servicers.*

(a)   The Servicer may enter into Sub-Servicing Agreements *provided* (i) that such agreements would not result in a withdrawal or a downgrading by any Rating Agency of the ratings on any Class of Certificates, any of the Other NIM Notes or any of the Insured NIM Notes (without giving effect to any insurance policy issued by the NIMS Insurer), as evidenced by a letter to that effect delivered by each Rating Agency to the Company and the NIMS Insurer and (ii) that, except in the case of any Sub-Servicing Agreements the Servicer may enter into with Washington Mutual, Inc. or any Affiliate thereof, the NIMS Insurer shall have consented to such Sub-Servicing Agreements (which consent shall not be unreasonably withheld) with Sub-Servicers, for the servicing and administration of the Mortgage Loans. The Trustee, on behalf of the Trust, is hereby authorized and directed to acknowledge, at the request of the Servicer, any Sub-Servicing Agreement that (as certified to the Trustee by the Servicer) meets the requirements applicable to Sub-Servicing Agreements set forth in this Agreement and that is otherwise permitted under this Agreement.

Each Sub-Servicer shall be (i) authorized to transact business in the state or states in which the related Mortgaged Properties it is to service are situated, if and to the extent required by applicable law to enable such Sub-Servicer to perform its obligations hereunder and under the related Sub-Servicing Agreement, (ii) an institution approved as a mortgagee by the Department of Housing and Urban Development pursuant to Section 203 of the National Housing Act of 1934, as amended, or an institution the deposit accounts in which are insured by the FDIC and (iii) a Fannie Mae approved mortgage servicer. Each Sub-Servicing Agreement must impose on the related Sub-Servicer requirements conforming to the provisions set forth in Section 3.08. The Servicer will examine each Sub-Servicing Agreement and will be familiar with the terms thereof. The terms of any Sub-Servicing Agreement will not be inconsistent with any of the provisions of this Agreement. The Servicer and the Sub-Servicers may enter into and make amendments to the Sub-Servicing Agreements or enter into different forms of Sub-Servicing Agreements; *provided*, *however*, that any such amendments or different forms shall be consistent with and not violate the provisions of this Agreement, and that no such amendment or different form shall be made or entered into which could be reasonably expected to be materially adverse to the interests of the Certificateholders, without the consent of the Holders of Certificates entitled to at least 66% of the Voting Rights. Any variation without the consent of the Holders of Certificates entitled to at least 66% of the Voting Rights from the provisions set forth in Section 3.08 relating to credits and charges to the Sub-Servicing Accounts or the timing and amount of remittances by the Sub-Servicers to the Servicer are conclusively deemed to be inconsistent with this Agreement and therefore prohibited. The Servicer shall deliver to the

NIMS Insurer and the Trustee copies of all Sub-Servicing Agreements, and any amendments or modifications thereof, promptly upon the Servicer's execution and delivery of such instruments.

(b)   As part of its servicing activities hereunder, the Servicer (except as otherwise provided in the last sentence of this paragraph), for the benefit of the Trust and the Certificateholders, shall enforce the obligations of each Sub-Servicer under the related Sub-Servicing Agreement and, subject to the last sentence of this paragraph, of the Seller under the Mortgage Loan Purchase Agreement including, without limitation, any obligation to make advances in respect of delinquent payments as required by a Sub-Servicing Agreement, or to purchase or otherwise remedy as contemplated herein a Mortgage Loan on account of missing or defective documentation or on account of a breach of a representation, warranty or covenant, as described in Section 2.09. Such enforcement, including, without limitation, the legal prosecution of claims, termination of Sub-Servicing Agreements, and the pursuit of other appropriate remedies, shall be in such form and carried out to such an extent and at such time as the Servicer, in its good faith business judgment, would require were it the owner of the related Mortgage Loans. The Servicer shall pay the costs of such enforcement at its own expense, and shall be reimbursed therefor only (i) from a general recovery resulting from such enforcement, to the extent, if any, that such recovery exceeds all amounts due in respect of the related Mortgage Loans or (ii) from a specific recovery of costs, expenses or attorneys' fees against the party against whom such enforcement is directed. Enforcement of the Mortgage Loan Purchase Agreement against the Seller shall be effected by the Servicer to the extent it is not the Seller, and otherwise by the Trustee, in accordance with the foregoing provisions of this paragraph.

Section 3.03   *Successor Sub-Servicers*. The Servicer, with the written consent of the NIMS Insurer, shall be entitled to terminate any Sub-Servicing Agreement and the rights and obligations of any Sub-Servicer pursuant to any Sub-Servicing Agreement in accordance with the terms and conditions of such Sub-Servicing Agreement. In the event of termination of any Sub-Servicer, all servicing obligations of such Sub-Servicer shall be assumed simultaneously by the Servicer without any act or deed on the part of such Sub-Servicer or the Servicer, and the Servicer either shall service directly the related Mortgage Loans or shall enter into a Sub-Servicing Agreement with a successor Sub-Servicer which qualifies under Section 3.02.

Any Sub-Servicing Agreement shall include the provision that such agreement may be immediately terminated by the Trustee without fee, in accordance with the terms of this Agreement, and the Trustee shall so terminate such Sub-Servicing Agreement at the direction of the NIMS Insurer in the event that the Servicer (or the Trustee, if then acting as Servicer) shall, for any reason, no longer be the Servicer (including termination due to a Event of Default).

Section 3.04   *Liability of the Servicer*. Notwithstanding any Sub-Servicing Agreement, any of the provisions of this Agreement relating to agreements or arrangements between the Servicer and a Sub-Servicer or reference to actions taken through a Sub-Servicer or otherwise, the Servicer shall remain obligated and primarily liable to the Trust and the Certificateholders for the servicing and administering of the Mortgage Loans in accordance with the provisions of Section 3.01 without diminution of such obligation or liability by virtue of such Sub-Servicing Agreements or arrangements or by virtue of indemnification from the Sub-Servicer and to the same extent and under the same terms and conditions as if the Servicer alone were servicing and administering the Mortgage Loans. The Servicer shall be entitled to enter into any agreement with a Sub-Servicer for indemnification of the Servicer by such Sub-Servicer and nothing contained in this Agreement shall be deemed to limit or modify such indemnification and no such indemnification shall be an expense of the Trust.

Section 3.05 *No Contractual Relationship Between Sub-Servicers and the NIMS Insurer, the Trustee or Certificateholders*. Any Sub-Servicing Agreement that may be entered into and any transactions or services relating to the Mortgage Loans involving a Sub-Servicer in its capacity as such shall be deemed to be between the related Sub-Servicer and the Servicer alone, and the Trustee, the NIMS Insurer and the Certificateholders shall not be deemed parties thereto and shall have no claims, rights, obligations, duties or liabilities with respect to such Sub-Servicer except as set forth in Section 3.06. The Servicer shall be solely liable for all fees owed by it to any Sub-Servicer, irrespective of whether the Servicer's compensation pursuant to this Agreement is sufficient to pay such fees and such fees shall not be an expense of the Trust.

Section 3.06 *Assumption or Termination of Sub-Servicing Agreements by Trustee*. In the event the Servicer shall for any reason no longer be the servicer (including by reason of the occurrence of a Event of Default), the Trustee or its designee shall thereupon assume all of the rights and obligations of the Servicer under each Sub-Servicing Agreement that the Servicer may have entered into, unless the Trustee elects to terminate any Sub-Servicing Agreement in accordance with its terms as provided in Section 3.03. Upon such assumption, the Trustee, its designee or the successor servicer for the Trustee appointed pursuant to Section 7.02 shall be deemed, subject to Section 3.03, to have assumed all of the Servicer's interest therein and to have replaced the Servicer as a party to each Sub-Servicing Agreement to the same extent as if each Sub-Servicing Agreement had been assigned to the assuming party, except that (i) the Servicer shall not thereby be relieved of any liability or obligations under any Sub-Servicing Agreement that arose before it ceased to be the Servicer and (ii) none of the Trustee, its designee or any successor Servicer shall be deemed to have assumed any liability or obligation of the Servicer that arose before it ceased to be the Servicer.

The Servicer at its own expense and without reimbursement shall, upon request of the Trustee, deliver to the assuming party all documents and records relating to each Sub-Servicing Agreement and the Mortgage Loans then being serviced and an accounting of amounts collected and held by or on behalf of it, and otherwise use its best efforts to effect the orderly and efficient transfer of the Sub-Servicing Agreements to the assuming party.

Section 3.07 *Collection of Certain Mortgage Loan Payments*. The Servicer shall make reasonable efforts to collect all payments called for under the terms and provisions of the Mortgage Loans, and shall, to the extent such procedures shall be consistent with this Agreement and the terms and provisions of any applicable insurance policies, follow such collection procedures as it would follow with respect to mortgage loans comparable to the Mortgage Loans and held for its own account. Consistent with the foregoing, the Servicer may in its discretion (i) waive any late payment charge or, if applicable, any penalty interest, or (ii) extend the due dates for the Monthly Payments due on a Mortgage Note for a period of not greater than 180 days; *provided* that any extension pursuant to this clause (ii) shall not affect the amortization schedule of any Mortgage Loan for purposes of any computation hereunder, except as provided below. In the event of any such arrangement pursuant to clause (ii) above, the Servicer shall make timely advances on such Mortgage Loan during such extension pursuant to Section 4.02

and in accordance with the amortization schedule of such Mortgage Loan without modification thereof by reason of such arrangements, subject to Section 4.03 pursuant to which the Servicer shall not be required to make any such advances that are Nonrecoverable Advances. Notwithstanding the foregoing, in the event that any Mortgage Loan is in default or, in the judgment of the Servicer, such default is reasonably foreseeable, the Servicer, consistent with the standards set forth in Section 3.01, may also waive, modify or vary any term of such Mortgage Loan (including modifications that would change the Mortgage Rate, forgive the payment of principal or interest or extend the final maturity date of such Mortgage Loan, accept payment from the related Mortgagor of an amount less than the Stated Principal Balance in final satisfaction of such Mortgage Loan (such payment, a "Short Pay-off") or consent to the postponement of strict compliance with any such term or otherwise grant indulgence to any Mortgagor; *provided*, that in the judgment of the Servicer, any such modification, waiver or amendment could reasonably be expected to result in collections and other recoveries in respect of such Mortgage Loans in excess of Net Liquidation Proceeds that would be recovered upon the foreclosure of, or other realization upon, such Mortgage Loan and *provided further*, that the NIMS Insurer's prior written consent shall be required for any modification, waiver or amendment if the aggregate number of outstanding Mortgage Loans which have been modified, waived or amended exceeds 5% of the number of Closing Date Mortgage Loans as of the Cut-off Date.

Section 3.08   *Sub-Servicing Accounts*. In those cases where a Sub-Servicer is servicing a Mortgage Loan pursuant to a Sub-Servicing Agreement, such Sub-Servicer shall be required to establish and maintain one or more segregated accounts (collectively, the "Sub-Servicing Account"). Each Sub-Servicing Account shall be an account with an Eligible Institution and shall be entitled "[Name of Sub-Servicer], as Sub-Servicer, in trust for holders of Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3." Each Sub-Servicer shall be required to deposit in the clearing account (which account must be with an Eligible Institution) in which it customarily deposits payments and collections on mortgage loans in connection with its mortgage loan servicing activities on a daily basis, and in no event more than one Business Day after such Sub-Servicer's receipt thereof, all proceeds of Mortgage Loans received by the such Sub-Servicer less its servicing compensation to the extent permitted by the related Sub-Servicing Agreement, and shall thereafter deposit such amounts in the Sub-Servicing Account, in no event more than two Business Days after the deposit of such funds into the clearing account. Such Sub-Servicer shall thereafter be required to deposit all such proceeds in the Collection Account or remit such proceeds to the Servicer for deposit in the Collection Account not later than the Determination Date following the deposit of such amounts in the Sub-Servicing Account. For purposes of this Agreement, the Servicer shall be deemed to have received payments on the Mortgage Loans when such Sub-Servicer receives such payments.

Section 3.09   *Collection of Taxes, Assessments and Similar Items; Servicing Accounts*. The Servicer shall establish and maintain, or cause to be established and maintained, one or more segregated accounts (the "Servicing Accounts"). Servicing Accounts shall be maintained with an Eligible Institution. The Servicer shall deposit in the clearing account (which account must be with an Eligible Institution) in which it customarily deposits payments and collections on mortgage loans in connection with its mortgage loan servicing activities on a daily basis, and in no event more than one Business Day after the Servicer's receipt thereof, all collections from the Mortgagors (or related advances from Sub-Servicers) for the payment of taxes, assessments, hazard insurance premiums and comparable items for the account of the Mortgagors ("Escrow Payments") collected on account of the Mortgage Loans and shall thereafter deposit such Escrow Payments in the Servicing Accounts, in no event more than two Business Days after the deposit of such funds in the clearing account, for the purpose of effecting the payment of any such items as required under the terms of this Agreement. Withdrawals of amounts from a Servicing Account may be made only to (i) effect payment of taxes, assessments, hazard insurance premiums, and comparable items; (ii) reimburse the Servicer (or a Sub-Servicer to the extent provided in the related Sub-Servicing Agreement) out of related collections for any advances made pursuant to Section 3.01 (with respect to taxes and assessments) and Section 3.14 (with respect to hazard insurance); (iii) refund to Mortgagors any sums as may be determined to be overages; (iv) pay interest, if required and as described below, to Mortgagors on balances in the Servicing Account; (v) clear and terminate the Servicing Account upon the termination of the Servicer's obligations and responsibilities in respect of the Mortgage Loans under this Agreement in accordance with Article IX or (vi) recover amounts deposited in error. As part of its servicing duties, the Servicer or Sub-Servicers shall pay to the Mortgagors interest on funds in Servicing Accounts, to the extent required by law and, to the extent that interest earned on funds in the Servicing Accounts is insufficient, to pay such interest from its or their own funds, without any reimbursement therefor. To the extent that a Mortgage does not provide for Escrow Payments, the Servicer shall determine whether any such payments are made by the Mortgagor in a manner and at a time that avoids the loss of the Mortgaged Property due to a tax sale or the foreclosure of a tax lien. The Servicer assumes full responsibility for the payment of all such bills within such time and shall effect payments of all such bills irrespective of the Mortgagor's faithful performance in the payment of same or the making of the Escrow Payments and shall make advances from its own funds to effect such payments; *provided*, *however*, that such advances shall constitute Servicing Advances.

Section 3.10 *Collection Account and Distribution Account.*

(a) On behalf of the Trust, the Servicer shall establish and maintain, or cause to be established and maintained, one or more segregated accounts (such account or accounts, the "Collection Account"), held in trust for the benefit of the Trust and the Certificateholders. On behalf of the Trust, the Servicer shall deposit or cause to be deposited in the clearing account (which account must be with an Eligible Institution) in which it customarily deposits payments and collections on mortgage loans in connection with its mortgage loan servicing activities on a daily basis, and in no event more than one Business Day after the Servicer's receipt thereof, and shall thereafter deposit in the Collection Account, in no event more than two Business Days after the deposit of such funds into the clearing account, as and when received or as otherwise required hereunder, the following payments and collections received or made by it subsequent to the Cut-off Date (other than in respect of principal or interest on the related Mortgage Loans due on or before the Cut-off Date or payments (other than Principal Prepayments) received by it on or prior to the Cut-off Date but allocable to a Due Period subsequent thereto):

(i) all payments on account of principal, including Principal Prepayments, on the Mortgage Loans;

(ii) all payments on account of interest (net of the related Servicing Fee and the related Prepayment Interest Excess) on each Mortgage Loan;

(iii)   all Insurance Proceeds and Liquidation Proceeds (other than proceeds collected in respect of any particular REO Property and amounts paid by the Servicer in connection with a purchase of Mortgage Loans and REO Properties pursuant to Section 9.01) and all Gross Subsequent Recoveries;

(iv)   any amounts required to be deposited pursuant to Section 3.12 in connection with any losses realized on Eligible Investments with respect to funds held in the Collection Account;

(v)   any amounts required to be deposited by the Servicer pursuant to the second paragraph of Section 3.14(a) in respect of any blanket policy deductibles;

(vi)   all proceeds of any Mortgage Loan repurchased or purchased in accordance with Section 2.08, Section 3.16(c) or Section 9.01 and all Servicer Prepayment Charge Payment Amounts required to be deposited in the Collection Account pursuant to Section 2.08;

(vii)   all Substitution Price; and

(viii)   all Assigned Prepayment Charges collected by the Servicer.

For purposes of the immediately preceding sentence, the Cut-off Date with respect to any Substitute Mortgage Loan shall be deemed to be the date of substitution.

The aggregate amount deposited in the Collection Account on any date pursuant to this Section 3.10(a) may be net of any amounts permitted to be withdrawn by the Servicer from the Collection Account on such date pursuant to Section 3.11(a).

The foregoing requirements for deposit in the Collection Accounts shall be exclusive, it being understood and agreed that, without limiting the generality of the foregoing, any Prepayment Interest Excess and payments in the nature of late payment charges, NSF fees, reconveyance fees, Prepayment Charges that are not Assigned Prepayment Charges and prepayment charges paid by Mortgagors upon voluntary partial prepayment of certain mortgage loans, assumption fees and other similar fees and charges (other than Assigned Prepayment Charges) need not be deposited by the Servicer in the Collection Account and shall, upon collection, belong to the Servicer as additional compensation for its servicing activities. In the event the Servicer shall deposit in the Collection Account any amount not required to be deposited therein, it may at any time withdraw such amount from the Collection Account, any provision herein to the contrary notwithstanding.

(b)   On behalf of the Trust, the Trustee shall establish and maintain one or more segregated accounts (such account or accounts, the "Distribution Account"), held in trust for the benefit of the Trust and the Certificateholders. On behalf of the Trust, the Servicer shall deliver to the Trustee in immediately available funds for deposit on the same day in the Distribution Account on or before 3:00 p.m. New York time on the Servicer Remittance Date, that portion of the REMIC I Available Distribution Amount (calculated without regard to the references in the definition thereof to amounts that may be withdrawn from the Distribution Account) for the related Distribution Date then on deposit in the Collection Account, the amount of all Assigned

Prepayment Charges on the Prepayment Charge Schedule collected by the Servicer in connection with any of the Mortgage Loans and any Servicer Prepayment Charge Payment Amounts then on deposit in the Collection Account. In order to comply with its duties under the U.S.A. Patriot Act, the Trustee shall obtain and verify certain information and documentation from the parties hereto, including, but not limited to, each party's name, address, and other identifying information.

(c)   Funds in the Collection Account and the Distribution Account may be invested in Eligible Investments in accordance with the provisions set forth in Section 3.12. The Servicer shall give notice to the Trustee, the NIMS Insurer, the Company and the Rating Agencies of the location of the Collection Account maintained by it when established and prior to any change thereof. The Trustee shall give notice to the Servicer, the NIMS Insurer, the Company and the Rating Agencies of the location of the Distribution Account when established and prior to any change thereof.

(d)   Funds held in the Collection Account at any time may be delivered by the Servicer to the Trustee for deposit in an account (which may be the Distribution Account and must satisfy the standards for the Distribution Account as set forth in the definition thereof) and for all purposes of this Agreement shall be deemed to be a part of the Collection Account; *provided*, *however*, that the Trustee shall have the sole authority to withdraw any funds held pursuant to this subsection (d). In the event the Servicer shall deliver to the Trustee for deposit in the Distribution Account any amount not required to be deposited therein, it may at any time request that the Trustee withdraw, and the Trustee shall withdraw, such amount from the Distribution Account and remit to the Servicer any such amount, any provision herein to the contrary notwithstanding. In addition, the Servicer shall deliver to the Trustee from time to time for deposit, and the Trustee shall so deposit, in the Distribution Account:

(i)   any Advances, as required pursuant to Section 4.02;

(ii)   any amounts required to be deposited pursuant to Section 3.23(d) or (f) in connection with any REO Property;

(iii)   any amounts to be paid by the Servicer in connection with a purchase of Mortgage Loans and REO Properties pursuant to Section 9.01;

(iv)   any amounts required to be deposited pursuant to Section 3.24 in connection with any Prepayment Interest Shortfalls; and

(v)   any Stayed Funds, as soon as permitted by the federal bankruptcy court having jurisdiction in such matters.

(e)   Promptly upon receipt of any Stayed Funds, whether from the Servicer, a trustee in bankruptcy, federal bankruptcy court or other source, the Trustee shall deposit such funds in the Distribution Account.

Section 3.11 *Permitted Withdrawals from the Collection Account and Distribution Account.*

(a) The Servicer shall, from time to time, make withdrawals from the Collection Account, for any of the following purposes or as described in Section 4.02, without priority:

(i) to remit to the Trustee for deposit in the Distribution Account the amounts required to be so remitted pursuant to Section 3.10(b) or permitted to be so remitted pursuant to the first sentence of Section 3.10(d);

(ii) subject to Section 3.16(d), to reimburse the Servicer for Advances, but only to the extent of amounts received which represent Late Collections (net of the related Servicing Fees) of Monthly Payments on the related Mortgage Loans in accordance with the provisions of Section 4.02;

(iii) subject to Section 3.16(d), to pay the Servicer or any Sub-Servicer (a) any unpaid Servicing Fees or (b) any unreimbursed Servicing Advances with respect to each Mortgage Loan, but only to the extent of any Late Collections, Liquidation Proceeds, Insurance Proceeds, Gross Subsequent Recoveries or other amounts as may be collected by the Servicer from a Mortgagor, or otherwise received with respect to such Mortgage Loan;

(iv) to pay to the Servicer as servicing compensation (in addition to the Servicing Fee) on the Servicer Remittance Date any interest or investment income earned on funds deposited in the Collection Account;

(v) to pay to the Servicer or the Seller, as the case may be, with respect to each Mortgage Loan that has previously been purchased or replaced pursuant to Section 2.08 or Section 3.16(c) all amounts received thereon subsequent to the date of purchase or substitution, as the case may be;

(vi) to reimburse the Servicer for any Advance or Servicing Advance previously made which the Servicer has determined to be a Nonrecoverable Advance in accordance with the provisions of Section 4.02;

(vii) to reimburse the Servicer or the Company for expenses incurred by or reimbursable to the Servicer or the Company, as the case may be, pursuant to Section 6.03;

(viii) to reimburse the NIMS Insurer, the Servicer or the Trustee, as the case may be, for enforcement expenses reasonably incurred in respect of the breach or defect giving rise to the purchase obligation under Section 2.08 of this Agreement that were included in the Repurchase Price of the Mortgage Loan, including any expenses arising out of the enforcement of the purchase obligation; *provided, however*, that the reimbursement to the NIMS Insurer pursuant to this clause shall be limited to an annual amount of $25,000;

(ix)   to pay, or to reimburse the Servicer for advances in respect of, expenses incurred in connection with any Mortgage Loan pursuant to Section 3.16(b); and

(x)   to clear and terminate the Collection Account pursuant to Section 9.01.

The Servicer shall keep and maintain separate accounting, on an individual Mortgage Loan basis, for the purpose of justifying any withdrawal from the Collection Account, to the extent held by or on behalf of it, pursuant to subclauses (ii), (iii), (v), (vi), (viii) and (ix) above. The Servicer shall provide written notification to the Trustee and the NIMS Insurer, on or prior to the next succeeding Servicer Remittance Date, upon making any withdrawals from the Collection Account pursuant to subclause (vii) above.

(b)   The Trustee shall, from time to time, make withdrawals from the Distribution Account, for any of the following purposes, without priority:

(i)   to make distributions to Certificateholders and for deposit into the Reserve Fund, and the Supplemental Interest Account in accordance with Section 4.05;

(ii)   to pay any Extraordinary Trust Fund Expenses;

(iii)   to pay to itself any interest income earned on funds deposited in the Distribution Account pursuant to Section 3.12(c);

(iv)   to reimburse itself pursuant to Section 7.02 or pursuant to Section 7.01 to the extent such amounts in Section 7.01 were not reimbursed by the Servicer;

(v)   to pay any tax imposed on prohibited transactions of any Trust REMIC created hereunder pursuant to Section 860F(a) of the Code, on the net income from foreclosure property of any such REMIC pursuant to Section 860G(c) of the Code, or on any contributions to any such REMIC after the "startup day" therefor pursuant to Section 860G(d) of the Code, or any other tax is imposed by the Code or any applicable provisions of state or local tax laws, unless such tax arises out of or results from a breach by the Trustee or the Servicer of any of their obligations under this Agreement;

(vi)   to pay any and all expenses relating to any tax audit of the Trust Fund (including, but not limited to, any professional fees or any administrative or judicial proceedings with respect to any Trust REMIC that involve the Internal Revenue Service or state tax authorities) unless such expenses, professional fees or any administrative or judicial proceedings are incurred by reason of the Trustee's willful misfeasance, bad faith or negligence;

(vii)   to remit to the Servicer any amount deposited in the Distribution Account by the Servicer but not required to be deposited therein in accordance with Section 3.10(d);

(viii)   to clear and terminate the Distribution Account pursuant to Section 9.01; and

(ix)   to pay itself the Trustee Fees.

Section 3.12   *Investment Accounts; Eligible Investments.*

(a)   The Servicer may direct any depository institution maintaining the Collection Account and any REO Account (for purposes of this Section 3.12, an "Investment Account"), and the Trustee, in its individual capacity, may direct any depository institution maintaining the Distribution Account (for purposes of this Section 3.12, the Distribution Account is also an "Investment Account"), to invest the funds in such Investment Account in one or more Eligible Investments bearing interest or sold at a discount, and maturing, unless payable on demand, (i) no later than the Business Day immediately preceding the date on which such funds are required to be withdrawn from such account pursuant to this Agreement, if a Person other than the Trustee is the obligor thereon and (ii) no later than the date on which such funds are required to be withdrawn from such account pursuant to this Agreement, if the Trustee is the obligor thereon. All such Eligible Investments shall be held to maturity, unless payable on demand. Any investment of funds in an Investment Account shall be made in the name of the Trustee (in its capacity as such), or in the name of a nominee of the Trustee. The Trustee shall be entitled to sole possession (except with respect to investment direction of funds held in the Collection Account and any REO Account and any income and gain realized thereon) over each such investment, and any certificate or other instrument evidencing any such investment shall be delivered directly to the Trustee or its agent, together with any document of transfer necessary to transfer title to such investment to the Trustee or its nominee. In the event amounts on deposit in an Investment Account are at any time invested in a Permitted Investment payable on demand, the Trustee shall:

(x)   consistent with any notice required to be given thereunder, demand that payment thereon be made on the last day such Permitted Investment may otherwise mature hereunder in an amount equal to the lesser of (1) all amounts then payable thereunder and (2) the amount required to be withdrawn on such date; and

(y)   demand payment of all amounts due thereunder promptly upon actual notice by a Responsible Officer of the Trustee that such Permitted Investment would not constitute a Permitted Investment in respect of funds thereafter on deposit in the Investment Account.

(b)   All income and gain realized from the investment of funds deposited in the Collection Account and any REO Account held by or on behalf of the Servicer shall be for the benefit of the Servicer and shall be subject to its withdrawal in accordance with Section 3.11 or Section 3.23, as applicable. The Servicer shall deposit in the Collection Account or any REO Account, as applicable, from its own funds, the amount of any loss of principal incurred in respect of any such Permitted Investment made with funds in such accounts immediately upon realization of such loss.

(c)   All income and gain realized from the investment of funds deposited in the Distribution Account held by or on behalf of the Trustee shall be for the benefit of the Trustee and shall be subject to its withdrawal at any time. The Trustee shall deposit in the Distribution Account, from its own funds, the amount of any loss of principal incurred in respect of any such

Permitted Investment made with funds in such accounts immediately upon realization of such loss.

(d)   Except as otherwise expressly provided in this Agreement, if any default occurs in the making of a payment due under any Permitted Investment, or if a default occurs in any other performance required under any Permitted Investment, the Trustee may, and subject to Section 8.01 and Section 8.02(a)(v), upon the request of the Holders of Certificates representing more than 50% of the Voting Rights allocated to any Class of Certificates shall, take such action as may be appropriate to enforce such payment or performance, including the institution and prosecution of appropriate proceedings.

Section 3.13   *[Reserved].*

Section 3.14   *Maintenance of Hazard Insurance and Errors and Omissions and Fidelity Coverage.*

(a)   The Servicer shall cause to be maintained for each Mortgage Loan fire insurance with extended coverage on the related Mortgaged Property in an amount which is at least equal to the least of (i) the then current principal balance of such Mortgage Loan, (ii) the amount necessary to fully compensate for any damage or loss to the improvements that are a part of such property on a replacement cost basis and (iii) the maximum insurable value of the improvements which are a part of such Mortgaged Property, in each case in an amount not less than such amount as is necessary to avoid the application of any coinsurance clause contained in the related hazard insurance policy. The Servicer shall also cause to be maintained fire insurance with extended coverage on each REO Property in an amount which is at least equal to the lesser of (i) the maximum insurable value of the improvements which are a part of such property and (ii) the outstanding principal balance of the related Mortgage Loan at the time it became an REO Property, plus accrued interest at the Mortgage Rate and related Servicing Advances. The Servicer will comply in the performance of this Agreement with all reasonable rules and requirements of each insurer under any such hazard policies. Any amounts to be collected by the Servicer under any such policies (other than amounts to be applied to the restoration or repair of the property subject to the related Mortgage or amounts to be released to the Mortgagor in accordance with the procedures that the Servicer would follow in servicing loans held for its own account, subject to the terms and conditions of the related Mortgage and Mortgage Note) shall be deposited in the Collection Account, subject to withdrawal pursuant to Section 3.11, if received in respect of a Mortgage Loan, or in the REO Account, subject to withdrawal pursuant to Section 3.23, if received in respect of an REO Property. Any cost incurred by the Servicer in maintaining any such insurance shall not, for the purpose of calculating distributions to Certificateholders, be added to the unpaid principal balance of the related Mortgage Loan, notwithstanding that the terms of such Mortgage Loan so permit. It is understood and agreed that no earthquake or other additional insurance is to be required of any Mortgagor other than pursuant to such applicable laws and regulations as shall at any time be in force and as shall require such additional insurance. If the Mortgaged Property or REO Property is at any time in an area identified in the Federal Register by the Federal Emergency Management Agency as having special flood hazards and flood insurance has been made available, the Servicer will cause to be maintained a flood insurance policy in respect thereof. Such flood insurance shall be in an amount equal to the lesser of (i) the unpaid principal balance of the related Mortgage Loan and (ii) the maximum amount of such insurance available for the related Mortgaged Property under the national flood insurance program (assuming that the area in which such Mortgaged Property is located is participating in such program).

In the event that the Servicer shall obtain and maintain a blanket policy with an insurer having a General Policy Rating of A:X or better in Best's Key Rating Guide (or such other rating that is comparable to such rating) insuring against hazard losses on all of the Mortgage Loans, it shall conclusively be deemed to have satisfied its obligations as set forth in the first two sentences of this Section 3.14, it being understood and agreed that such policy may contain a deductible clause, in which case the Servicer shall, in the event that there shall not have been maintained on the related Mortgaged Property or REO Property a policy complying with the first two sentences of this Section 3.14, and there shall have been one or more losses which would have been covered by such policy, deposit to the Collection Account from its own funds the amount not otherwise payable under the blanket policy because of such deductible clause. In connection with its activities as administrator and servicer of the Mortgage Loans, the Servicer agrees to prepare and present, on behalf of itself and the Trust, claims under any such blanket policy in a timely fashion in accordance with the terms of such policy.

(b)   The Servicer shall obtain (to the extent commercially available) and maintain fidelity bond and errors and omissions coverage acceptable to Fannie Mae or Freddie Mac with respect to its obligations under this Agreement, unless the Servicer or any of its Affiliates has obtained a waiver of such Fannie Mae or Freddie Mac requirements from either Fannie Mae or Freddie Mac. The Servicer shall provide the Trustee and the NIMS Insurer (upon such party's reasonable request) with copies of any such insurance policies and fidelity bond. The Servicer shall be deemed to have complied with this provision if an Affiliate of the Servicer has such errors and omissions and fidelity bond coverage and, by the terms of such insurance policy or fidelity bond, the coverage afforded thereunder extends to the Servicer.

Section 3.15   *Enforcement of Due-On-Sale Clauses; Assumption Agreements*.   The Servicer shall, to the extent it has knowledge of any conveyance or prospective conveyance of any Mortgaged Property by any Mortgagor (whether by absolute conveyance or by contract of sale, and whether or not the Mortgagor remains or is to remain liable under the Mortgage Note and/or the Mortgage), exercise its rights to accelerate the maturity of such Mortgage Loan under the "due-on-sale" clause, if any, applicable thereto; *provided*, *however*, that the Servicer shall not be required to take such action if in its sole business judgment the Servicer believes that the collections and other recoveries in respect of such Mortgage Loans could reasonably be expected to be maximized if the Mortgage Loan were not accelerated, and the Servicer shall not exercise any such rights if prohibited by law from doing so. If the Servicer reasonably believes it is unable under applicable law to enforce such "due-on-sale" clause, or if any of the other conditions set forth in the proviso to the preceding sentence apply, the Servicer will enter into an assumption and modification agreement from or with the person to whom such property has been conveyed or is proposed to be conveyed, pursuant to which such person becomes liable under the Mortgage Note and, to the extent permitted by applicable state law, the Mortgagor remains liable thereon. The Servicer may also enter into a substitution of liability agreement with such person, pursuant to which the original Mortgagor is released from liability and such person is substituted as the Mortgagor and becomes liable under the Mortgage Note, *provided* that no such substitution shall be effective unless such person satisfies the underwriting criteria of the

Servicer and has a credit risk rating at least equal to that of the original Mortgagor. In connection with any assumption, modification or substitution, the Servicer shall apply such underwriting standards and follow such practices and procedures as shall be normal and usual in its general mortgage servicing activities and as it applies to other mortgage loans owned solely by it. The Servicer shall not take or enter into any assumption and modification agreement, however, unless (to the extent practicable under the circumstances) it shall have received confirmation, in writing, of the continued effectiveness of any applicable hazard insurance policy, or a new policy meeting the requirements of this Section is obtained. Any fee collected by the Servicer in respect of any assumption, modification or substitution of liability agreement will be retained by the Servicer as additional servicing compensation. In connection with any such assumption, no material term of the Mortgage Note (including but not limited to the related Mortgage Rate and the amount of the Monthly Payment) may be amended or modified, except as otherwise required pursuant to the terms thereof. The Servicer shall notify the Trustee and the NIMS Insurer that any such substitution, modification or assumption agreement has been completed by forwarding to the Trustee (with a copy to the NIMS Insurer) the executed original of such substitution, modification or assumption agreement, which document shall be added to the related Mortgage File and shall, for all purposes, be considered a part of such Mortgage File to the same extent as all other documents and instruments constituting a part thereof.

Notwithstanding the foregoing paragraph or any other provision of this Agreement, the Servicer shall not be deemed to be in default, breach or any other violation of its obligations hereunder by reason of any assumption of a Mortgage Loan by operation of law or by the terms of the Mortgage Note or any assumption which the Servicer may be restricted by law from preventing, for any reason whatever. For purposes of this Section 3.15, the term "assumption" is deemed to also include a sale of the Mortgaged Property subject to the Mortgage that is not accompanied by an assumption or substitution of liability agreement.

Section 3.16   *Realization Upon Defaulted Mortgage Loans.*

(a)   The Servicer shall use reasonable efforts consistent with the servicing standard set forth in Section 3.01 to foreclose upon or otherwise comparably convert the ownership of properties securing such of the Mortgage Loans as come into and continue in default and as to which no satisfactory arrangements can be made for collection of delinquent payments pursuant to Section 3.07. The Servicer shall be responsible for all costs and expenses incurred by it in any such proceedings; *provided*, *however*, that such costs and expenses will constitute and be recoverable as Servicing Advances by the Servicer as contemplated in Section 3.11 and Section 3.23. The foregoing is subject to the provision that, in any case in which Mortgaged Property shall have suffered damage from an Uninsured Cause, the Servicer shall not be required to expend its own funds toward the restoration of such property unless it shall determine in its sole and absolute discretion that such restoration will increase the proceeds of liquidation of the related Mortgage Loan after reimbursement to itself for such expenses.

(b)   Notwithstanding the foregoing provisions of this Section 3.16 or any other provision of this Agreement, with respect to any Mortgage Loan as to which the Servicer has received actual notice of, or has actual knowledge of, the presence of any toxic or hazardous substance on the related Mortgaged Property, the Servicer shall not, on behalf of the Trust, either (i) obtain title to such Mortgaged Property as a result of or in lieu of foreclosure or otherwise or

(ii) otherwise acquire possession of, or take any other action with respect to, such Mortgaged Property, if, as a result of any such action, the Trustee, the Trust, the Trust Fund or the Certificateholders would be considered to hold title to, to be a "mortgagee-in-possession" of, or to be an "owner" or "operator" of such Mortgaged Property within the meaning of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended from time to time, or any comparable law, unless the Servicer has also previously determined, based on its reasonable judgment and a report prepared by an Independent Person who regularly conducts environmental audits using customary industry standards, that:

(1)   such Mortgaged Property is in compliance with applicable environmental laws or, if not, that it would be in the best economic interest of the Trust Fund to take such actions as are necessary to bring the Mortgaged Property into compliance therewith; and

(2)   there are no circumstances present at such Mortgaged Property relating to the use, management or disposal of any hazardous substances, hazardous materials, hazardous wastes, or petroleum-based materials for which investigation, testing, monitoring, containment, clean-up or remediation could be required under any federal, state or local law or regulation, or that if any such materials are present for which such action could be required, that it would be in the best economic interest of the Trust Fund to take such actions with respect to the affected Mortgaged Property.

Notwithstanding the foregoing, with respect to the Mortgage Loans, if such environmental audit reveals, or if the Servicer has knowledge or notice, that the Mortgaged Property securing the Mortgage Loan contains such wastes or substances or is within one mile of the site of such wastes or substances, the Servicer shall not foreclose or accept a deed in lieu of foreclosure without the prior written consent of the NIMS Insurer.

The cost of the environmental audit report contemplated by this Section 3.16 shall be advanced by the Servicer, subject to the Servicer's right to be reimbursed therefor from the Collection Account as provided in Section 3.11(a)(ix), such right of reimbursement being prior to the rights of Certificateholders to receive any amount in the Collection Account received in respect of the affected Mortgage Loan or other Mortgage Loans. It is understood by the parties hereto that any such advance will constitute a Servicing Advance.

If the Servicer determines, as described above, that it is in the best economic interest of the Trust Fund to take such actions as are necessary to bring any such Mortgaged Property into compliance with applicable environmental laws, or to take such action with respect to the containment, clean-up or remediation of hazardous substances, hazardous materials, hazardous wastes or petroleum-based materials affecting any such Mortgaged Property, then the Servicer shall take such action as it deems to be in the best economic interest of the Trust Fund. The cost of any such compliance, containment, cleanup or remediation shall be advanced by the Servicer, subject to the Servicer's right to be reimbursed therefor from the Collection Account as provided in Section 3.11(a)(ix), such right of reimbursement being prior to the rights of Certificateholders to receive any amount in the Collection Account received in respect of the affected Mortgage Loan or other Mortgage Loans. It is understood by the parties hereto that any such advance will constitute a Servicing Advance.

(c)   The Holder of the Class C Certificates (except if such Holder is the Seller or any of its Affiliates) may at its option purchase from REMIC I any Mortgage Loan or related REO Property that is 90 days or more delinquent or that has been otherwise in default for 90 days or more, which such Holder determines in good faith will otherwise become subject to foreclosure proceedings (evidence of such determination to be delivered in writing to the Trustee prior to purchase), at a price equal to the Repurchase Price; *provided*, *however*, that the Holder of the Class C Certificates shall purchase any such Mortgage Loans or related REO Properties on the basis of delinquency or default, purchasing first the Mortgage Loans or related REO Properties that became delinquent or otherwise in default on an earlier date. For the avoidance of doubt, the Holder of the Class C Certificates in exercising its right to purchase Mortgage Loans pursuant to this Section 3.16(c) shall not be subject to any requirement of this Article III (other than the requirements of this Section 3.16(c)). In the event the Holder of the Class C Certificates does not exercise its option to purchase from REMIC I any such Mortgage Loan or related REO Property prior to the expiration of such option, the NIMS Insurer shall be entitled to purchase such Mortgage Loan or related REO Property; *provided*, *however*, that the NIM Insurer shall purchase any such Mortgage Loans or related REO Properties on the basis of delinquency or default, purchasing first the Mortgage Loans or related REO Properties that became delinquent or otherwise in default on an earlier date. The Repurchase Price for any Mortgage Loan or related REO Property purchased hereunder shall be deposited in the Collection Account, and the Trustee, upon receipt of written certification from the Servicer of such deposit, shall release or cause to be released to the Holder of the Class C Certificates or the NIMS Insurer, as applicable, the related Mortgage File and the Trustee, on behalf of the Trust, shall execute and deliver such instruments of transfer or assignment, in each case without recourse, as the Holder of the Class C Certificates or the NIMS Insurer, as applicable, shall furnish and as shall be necessary to vest in the Holder of the Class C Certificates or the NIMS Insurer, as applicable, title to any Mortgage Loan or related REO Property released pursuant hereto. For so long as the indenture trustee under the Indenture is the Holder of the Class C Certificate, the holder (the "Residual NIM Holder") of the subordinate note, the owner trust certificate or another instrument representing the right to receive the proceeds of the trust estate securing payments on the NIM Notes after all of the NIM Notes have been paid off shall be deemed to be the "Holder of the Class C Certificates" for purposes of this Section 3.16(c). The Trustee shall request from the Residual NIM Holder a certificate substantially in the form of Exhibit F attached hereto. The Trustee may conclusively rely upon and shall be fully protected in acting or refraining from acting based on such certificate.

(d)   Proceeds received (other than any prepayment charges or premiums received) in connection with any Final Recovery Determination, as well as any recovery resulting from a partial collection of Insurance Proceeds, Liquidation Proceeds or Gross Subsequent Recoveries, in respect of any Mortgage Loan, will be applied in the following order of priority: first, to reimburse the Servicer or any Sub-Servicer for any related unreimbursed Servicing Advances and Advances, pursuant to Section 3.11(a)(ii) or (a)(iii); second, to accrued and unpaid interest on the Mortgage Loan, to the date of the Final Recovery Determination, or to the Due Date prior to the Distribution Date on which such amounts are to be distributed if not in connection with a Final Recovery Determination; and third, as a recovery of principal of the Mortgage Loan. If the amount of the recovery so allocated to interest is less than the full amount of accrued and unpaid interest due on such Mortgage Loan, the amount of such recovery will be allocated by the Servicer as follows: first, to unpaid Servicing Fees; and second, to the balance of the interest then due and owing. The portion of the recovery so allocated to unpaid Servicing Fees shall be reimbursed to the Servicer or any Sub-Servicer pursuant to Section 3.11(a)(iii).

(e)   The Servicer may (but is not obligated to) enter into a special servicing agreement with an unaffiliated holder of a 100% Percentage Interest of the Class B Certificates, or if the Class B Certificates are no longer outstanding, the most junior Class of the Mezzanine Certificates, subject to each Rating Agency's acknowledgment that the ratings of the Class A Certificates, the Mezzanine Certificates, the Class B Certificates and the Other NIM Notes and the initial shadow rating to the Insured NIM Notes, without giving effect to any insurance policy issued by the NIMS Insurer, in each case, in effect immediately prior to the entering into such agreement would not be qualified, downgraded or withdrawn and none of the Class A Certificates, the Mezzanine Certificates, the Class B Certificates or the NIM Notes would be placed on credit review status (except for possible upgrading) as a result of such agreement. Any such agreement may contain provisions whereby such Holder may (i) instruct the Servicer to commence or delay foreclosure proceedings with respect to delinquent Mortgage Loans and will contain provisions for the deposit of cash with the Servicer by the Holder that would be available for distribution to Certificateholders if Liquidation Proceeds are less than they otherwise may have been had the Servicer acted in accordance with its normal procedures, (ii) purchase delinquent Mortgage Loans from the Trust Fund immediately prior to the commencement of foreclosure proceedings at a price equal to the Repurchase Price, and/or (iii) assume all of the servicing rights and obligations with respect to delinquent Mortgage Loans so long as such Holder (A) meets the requirements for a Sub-Servicer set forth in Section 3.02(a), (B) will service such Mortgage Loans in accordance with this Agreement and (C) the Servicer has the right to transfer such servicing rights without the payment of any compensation to a Sub-Servicer.

Section 3.17   *Trustee to Cooperate; Release of Mortgage Files.*

(a)   Upon the Payoff or scheduled maturity of any Mortgage Loan, the Servicer shall cause such final payment to be deposited within 48 hours in the related Collection Account. The Servicer shall promptly notify the Trustee thereof by a certification (which certification shall include a statement to the effect that all amounts received in connection with such payment which are required to be deposited in such account have been so deposited) of a Servicing Officer and shall request delivery to it of the Mortgage File; *provided, however,* that such certification shall not be required if the Mortgage File is held by a Custodian which is also the Servicer of the Mortgage Loan. Upon receipt of such certification and request, the Trustee shall (or, if applicable, shall cause the Custodian in accordance with the Custodial Agreement to), on behalf of the Trust, not later than the fifth succeeding Business Day, release, or cause to be released, the related Mortgage File to the Servicer. With any such Payoff or other final payment, the Servicer is authorized (i) to prepare for and procure from the trustee or mortgagee under the Mortgage which secured the Mortgage Note a deed of full reconveyance or other form of satisfaction or assignment of Mortgage and endorsement of Mortgage Note in connection with a refinancing covering the Mortgaged Property, which satisfaction, endorsed Mortgage Note or assigning document shall be delivered by the Servicer to the person or persons entitled thereto, and (ii) with respect to any MERS Loan, to cause the removal of such Mortgage Loan from registration on the MERS® System. No expenses incurred in connection with such satisfaction or assignment shall be payable to the Servicer by the Trustee or from the Distribution Account, the related Investment Account or the related Collection Account. From time to time as appropriate for the servicing or foreclosure of any Mortgage Loan, the Trustee shall (or, if applicable, shall cause the Custodian in accordance with the Custodial Agreement to), on behalf of the Trust, upon request of the Servicer and delivery to it of a trust receipt signed by a Servicing Officer, release not later than the fifth Business Day following the date of receipt of such request and trust receipt the related Mortgage File to the Servicer and shall execute such documents as shall be necessary to the prosecution of any such proceedings. Such trust receipt shall obligate the Servicer to return the Mortgage File to the Trustee (or, if applicable, the Custodian) when the need therefor by the Servicer no longer exists, unless the Mortgage Loan shall be liquidated, in which case, upon receipt of a certificate of a Servicing Officer similar to that herein above specified, the trust receipt shall be released by the Trustee to the Servicer.

(b)   If any Mortgage Loan is repurchased, substituted or purchased in accordance with Section 2.08, Section 3.16(c) or Section 9.01, the Trustee, on behalf of the Trust, shall execute and deliver the Mortgage Loan Assignment Agreement in the form of Exhibit G with respect to such Mortgage Loan, transferring such Mortgage Loan to the Person entitled thereto pursuant to such Section 2.08, Section 3.16(c) or Section 9.01, as applicable.

Section 3.18 *Servicing Compensation*.   As compensation for the activities of the Servicer hereunder, the Servicer shall be entitled to the Servicing Fee with respect to each Mortgage Loan payable solely from payments of interest in respect of such Mortgage Loan, subject to Section 3.24.   In addition, the Servicer shall be entitled to recover unpaid Servicing Fees out of Late Collections, Insurance Proceeds, Liquidation Proceeds or Gross Subsequent Recoveries to the extent permitted by Section 3.11(a)(iii) and out of amounts derived from the operation and sale of an REO Property to the extent permitted by Section 3.23.   The right to receive the Servicing Fee may not be transferred in whole or in part except in connection with the transfer of all of the Servicer's responsibilities and obligations under this Agreement; *provided, however*, that the Servicer may pay from the Servicing Fee any amounts due to a Sub-Servicer pursuant to a Sub-Servicing Agreement entered into under Section 3.02.

Additional servicing compensation in the form of Prepayment Interest Excess, prepayment premiums or charges in connection with voluntary Principal Prepayments in part, assumption or modification fees, late payment charges, NSF fees, prepayment premiums and charges paid by the Mortgagers upon voluntary partial prepayment of Mortgage Loans (other than Assigned Prepayment Charges), reconveyance fees and other similar fees and charges shall be retained by the Servicer only to the extent such fees or charges are received by the Servicer. The Servicer shall also be entitled pursuant to Section 3.11(a)(iv) to withdraw from the Collection Account, and pursuant to Section 3.23(b) to withdraw from any REO Account, as additional servicing compensation, interest or other income earned on deposits therein, subject to Section 3.12. The Servicer shall be required to pay all expenses incurred by it in connection with its servicing activities hereunder (including premiums for the insurance required by Section 3.14, to the extent such premiums are not paid by the related Mortgagors or by a Sub-Servicer, it being understood however, that payment of such premiums by the Servicer shall constitute Servicing Advances and servicing compensation of each Sub-Servicer, and to the extent provided herein and in Section 8.05, the fees of the Trustee) and shall not be entitled to reimbursement therefor except as specifically provided herein.

Section 3.19 *Reports to the Trustee; Collection Account Statements.* Not later than fifteen days after each Distribution Date, the Servicer shall forward to the Trustee, the NIMS Insurer and the Company a statement prepared by the Servicer setting forth the status of the Collection Account as of the close of business on such Distribution Date and showing, for the period covered by such statement, the aggregate amount of deposits into and withdrawals from the Collection Account of each category of deposit specified in Section 3.10(a) and each category of withdrawal specified in Section 3.11. Such statement may be in the form of the then current Fannie Mae Monthly Accounting Report for its Guaranteed Mortgage Pass-Through Program with appropriate additions and changes, and shall also include information as to the aggregate of the outstanding principal balances of all of the Mortgage Loans as of the last day of the calendar month immediately preceding such Distribution Date. Copies of such statement shall be provided by the Trustee to any Certificateholder and to any Person identified to the Trustee as a prospective transferee of a Certificate, upon request at the expense of the requesting party, *provided* such statement is delivered by the Servicer to the Trustee.

Section 3.20 *Reports on Assessment of Compliance with Servicing Criteria and Servicing Compliance Statements.* The Servicer shall, on or before the 90th day following each December 31 after the Cut-off Date, deliver to the Company and the Trustee, and, if required, file with the Commission as an exhibit to a Report on Form 10-K filed on behalf of the Trust, the following documents:

(a)   a report on its assessment of compliance during the preceding calendar year with all applicable servicing criteria set forth in Item 1122(d) of Regulation AB with respect to asset-backed securities transactions taken as a whole involving the Servicer that are backed by assets of the same type as the Mortgage Loans, as required by Item 1122 of Regulation AB;

(b)   with respect to the assessment report described in clause (a) above, a report by a registered public accounting firm that attests to, and reports on, the assessment made by the Servicer, as required by Item 1122 of Regulation AB;

(c)   with respect to each subservicer or other agent or independent contractor through which the Servicer performs any of its servicing responsibilities hereunder and, cause the Trustee to deliver with respect to each Custodian, in each case, if determined by the Servicer to be a party participating in the servicing function within the meaning of Item 1122 of Regulation AB, (i) a report prepared by such party on its assessment of compliance during the preceding calendar year with all applicable servicing criteria set forth in Item 1122(d) of Regulation AB with respect to asset-backed securities transactions taken as a whole involving such party that are backed by assets of the same type as the Mortgage Loans and (ii) a report by a registered public accounting firm that attests to, and reports on, such assessment, each as required by Item 1122 of Regulation AB;

(d)   the assessment report and public accounting firm's attestation report delivered by the Trustee under Section 8.18 (if required to be delivered by the Trustee under such Section 8.18); and

(e)   a statement of compliance from the Servicer, and a similar statement from each subservicer or other agent or independent contractor through which the Servicer performs any of its servicing responsibilities hereunder and, cause the Trustee to deliver such statement from each Custodian, in each case, if determined by the Servicer to meet the criteria in Item 1108(a)(2)(i) through (iii) of Regulation AB, as required by Item 1123 of Regulation AB, signed by an authorized officer, to the effect that:

> (i)   a review of the Servicer's (or, in the case of a statement from any such other party, such other party's) activities during the preceding calendar year (or the applicable portion thereof in the case of the initial statement) and of its performance under this Agreement (or the servicing agreement applicable to such other party) has been made under such officer's supervision; and

> (ii)   to the best of such officer's knowledge, based on such review, the Servicer (or such other party) has fulfilled all of its obligations under this Agreement (or the servicing agreement applicable to such other party) in all material respects throughout the preceding calendar year (or the applicable portion thereof) or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status thereof;

provided, however, that the Servicer shall not be required to deliver the documents described in clauses (c) and (d), and in clause (e) with respect to any subservicer or other agent or independent contractor, or any Custodian, if such reports are not required to be filed with the Commission as an exhibit to a Report on Form 10-K.

Copies of such reports and statements shall be provided by the Servicer, or by the Trustee (solely to the extent that such copies are available to the Trustee) at the expense of the Servicer, to Certificateholders upon request.

Section 3.21 *Access to Certain Documentation and Information Regarding the Mortgage Loans*. In the event that the Certificates are legal for investment by federally-insured savings associations, the Servicer shall provide to the OTS, the FDIC and the supervisory agents and examiners of the OTS and the FDIC access to the documentation regarding the related Mortgage Loans required by applicable regulations of the OTS or the FDIC, as applicable, and shall in any event provide such access to the documentation regarding such Mortgage Loans to the Trustee and its representatives, such access being afforded without charge, but only upon reasonable request and during normal business hours at the offices of the Servicer designated by it.

Section 3.22 *Reserve Fund*. No later than the Closing Date, the Trustee, on behalf of the Certificateholders, shall establish and maintain with itself a separate, segregated non-interest bearing trust account titled, "Reserve Fund, LaSalle Bank National Association, as Trustee, in trust for holders of Washington Mutual Asset-Backed Certificates WMABS, Series 2006-HE3." The Trustee shall account for the right to receive payments from the Reserve Fund as property that the Trustee holds separate and apart from the REMIC Regular Interests.

(a)   The following amounts shall be deposited into the Reserve Fund:

> (i)   On the Closing Date, the Company shall deposit, or cause to be deposited, into the Reserve Fund $1,000;

(ii) On each Distribution Date as to which there is a Net WAC Rate Carryover Amount payable to any of the Class A Certificates, the Mezzanine Certificates or the Class B Certificates, the Trustee has been directed by the Holders of the Class C Certificates to, and therefore shall, deposit into the Reserve Fund the amounts described in Section 4.05; and

(iii) On each Distribution Date as to which there are no Net WAC Rate Carryover Amounts, the Trustee shall deposit into the Reserve Fund on behalf of the Holders of the Class C Certificates, from amounts otherwise distributable to such Class C Certificates, an amount such that when added to other amounts already on deposit in the Reserve Fund, the aggregate amount on deposit therein is equal to $1,000.

(b) The Reserve Fund shall be treated as an "outside reserve fund" under applicable Treasury regulations and shall not be part of any REMIC created hereunder. For federal and state income tax purposes, the Holders of the Class C Certificates shall be deemed to be the owners of the Reserve Fund and all amounts deposited into the Reserve Fund (other than the initial deposit therein of $1,000) shall be treated as amounts distributed by REMIC III to REMIC IV in respect of the Class C Interest, and then distributed by REMIC IV to the Holders of the Class C Certificates. For federal and state income tax purposes, payments in respect of the Class A Certificates, the Mezzanine Certificates and the Class B Certificates of Net WAC Rate Carryover Amounts will not be payments with respect to a "regular interest" in a REMIC within the meaning of Code Section 860G(a)(1).

(c) By accepting a Class C Certificate, each Holder of a Class C Certificate shall be deemed to have directed the Trustee to, and the Trustee shall pursuant to such direction, deposit into the Reserve Fund the amounts described in Section 3.22(a)(ii) and (a)(iii) above on each Distribution Date. By accepting a Class C Certificate, each Holder of a Class C Certificate further agrees that such direction is given for good and valuable consideration, the receipt and sufficiency of which is acknowledged by such acceptance.

(d) At the direction of the Holders of a majority in Percentage Interest in the Class C Certificates, the Trustee shall direct any depository institution maintaining the Reserve Fund to invest the funds in such account in one or more Eligible Investments bearing interest or sold at a discount, and maturing, unless payable on demand, (i) no later than the Business Day immediately preceding the date on which such funds are required to be withdrawn from such account pursuant to this Agreement, if a Person other than the Trustee or an Affiliate manages or advises such investment, and (ii) no later than the date on which such funds are required to be withdrawn from such account pursuant to this Agreement, if the Trustee or an Affiliate manages or advises such investment. If no investment direction of the Holders of a majority in Percentage Interest in the Class C Certificates with respect to the Reserve Fund is received by the Trustee, the Trustee shall invest the funds in the Reserve Fund in Eligible Investments managed by the Trustee or an Affiliate of the kind described in clauses (iii) or (vii) of the definition of Eligible Investments. All income and gain earned upon such investment shall be deposited into the Reserve Fund.

(e) For federal tax return and information reporting, the right of the Certificateholders to receive payment on account of the Class A Certificates, the Mezzanine Certificates and the

Class B Certificates from the Reserve Fund in respect of any Net WAC Rate Carryover Amount shall be assigned a value of zero.

Section 3.23   *Title, Management and Disposition of REO Property.*

(a)   The deed or certificate of sale of any REO Property shall be taken in the name of the Trustee, or its nominee, on behalf of the Trust. The Servicer, on behalf of REMIC I (and on behalf of the Trust), shall sell any REO Property as soon as practicable and, in any event, shall either sell any REO Property before the close of the third taxable year after the year REMIC I acquires ownership of such REO Property for purposes of Section 860G(a)(8) of the Code or request from the Internal Revenue Service, no later than 60 days before the day on which the three-year grace period would otherwise expire, an extension of the three-year grace period, unless the Servicer shall have delivered to the Trustee, the NIMS Insurer and the Company an Opinion of Counsel, addressed to the Trustee, the NIMS Insurer and the Company, to the effect that the holding by REMIC I of such REO Property subsequent to three years after its acquisition will not result in the imposition on any Trust REMIC of taxes on "prohibited transactions" thereof, as defined in Section 860F of the Code, or cause any Trust REMIC to fail to qualify as a REMIC under Federal law at any time that any Certificates are outstanding. If an extension of the three-year period is granted, the Servicer shall sell the related REO Property no later than 60 days prior to the expiration of such extension period. The Servicer shall manage, conserve, protect and operate each REO Property for the Certificateholders solely for the purpose of its prompt disposition and sale in a manner which does not cause such REO Property to fail to qualify as "foreclosure property" within the meaning of Section 860G(a)(8) of the Code or result in the receipt by any Trust REMIC of any "income from non-permitted assets" within the meaning of Section 860F(a)(2)(B) of the Code, or any "net income from foreclosure property" which is subject to taxation under the REMIC Provisions.

(b)   The Servicer shall segregate and hold all funds collected and received in connection with the operation of any REO Property separate and apart from its own funds and general assets and shall establish and maintain, or cause to be established and maintained, with respect to REO Properties an account held in trust for the Trust (the "REO Account"), which shall be with an Eligible Institution. The Servicer may allow the Collection Account to serve as the REO Account, subject to separate ledgers for each REO Property. The Servicer may retain or withdraw any interest income paid on funds deposited in the REO Account.

(c)   The Servicer shall have full power and authority, subject only to the specific requirements and prohibitions of this Agreement, to do any and all things in connection with any REO Property as are consistent with the manner in which the Servicer manages and operates similar property owned by the Servicer or any of its Affiliates, all on such terms and for such period as the Servicer deems to be in the best interests of Certificateholders. In connection therewith, the Servicer shall deposit, or cause to be deposited in the clearing account (which account must be with an Eligible Institution) in which it customarily deposits payments and collections on mortgage loans in connection with its mortgage loan servicing activities on a daily basis, and in no event more than one Business Day after the Servicer's receipt thereof and shall thereafter deposit in the REO Account, in no event more than two Business Days after the deposit of such funds into the clearing account, all revenues received by it with respect to an

REO Property and shall withdraw therefrom funds necessary for the proper operation, management and maintenance of such REO Property including, without limitation:

(i)   all insurance premiums due and payable in respect of such REO Property;

(ii)   all real estate taxes and assessments in respect of such REO Property that may result in the imposition of a lien thereon; and

(iii)   all costs and expenses necessary to maintain such REO Property.

To the extent that amounts on deposit in the REO Account with respect to an REO Property are insufficient for the purposes set forth in clauses (i) through (iii) above with respect to such REO Property, the Servicer shall advance from its own funds as Servicing Advances such amount as is necessary for such purposes if, but only if, the Servicer would make such advances if the Servicer owned the REO Property and if such Servicing Advance would not constitute a Nonrecoverable Advance.

Notwithstanding the foregoing, neither the Servicer nor the Trustee shall:

(i)   authorize the Trust to enter into, renew or extend any New Lease with respect to any REO Property, if the New Lease by its terms will give rise to any income that does not constitute Rents from Real Property;

(ii)   authorize any amount to be received or accrued under any New Lease other than amounts that will constitute Rents from Real Property;

(iii)   authorize any construction on any REO Property, other than construction permitted under Section 856(e)(4)(B) of the Code; or

(iv)   authorize any Person to Directly Operate any REO Property on any date more than 90 days after its date of acquisition by the Trust;

unless, in any such case, the Servicer has obtained an Opinion of Counsel (the cost of which shall constitute a Servicing Advance), a copy of which shall be provided to the NIMS Insurer and the Trustee, to the effect that such action will not cause such REO Property to fail to qualify as "foreclosure property" within the meaning of Section 860G(a)(8) of the Code at any time that it is held by REMIC I, in which case the Servicer may take such actions as are specified in such Opinion of Counsel.

The Servicer may contract with any Independent Contractor for the operation and management of any REO Property, *provided* that:

(v)   the terms and conditions of any such contract shall not be inconsistent herewith;

(vi)   any such contract shall require, or shall be administered to require, that the Independent Contractor pay all costs and expenses incurred in connection with the operation and management of such REO Property, including those listed above, and remit all related revenues (net of such costs and expenses) to the Servicer as soon as practicable, but in no event later than thirty days following the receipt thereof by such Independent Contractor;

(vii)   none of the provisions of this Section 3.23(c) relating to any such contract or to actions taken through any such Independent Contractor shall be deemed to relieve the Servicer of any of its duties and obligations to the Trustee on behalf of the Certificateholders with respect to the operation and management of any such REO Property; and

(viii)   the Servicer shall be obligated with respect thereto to the same extent as if it alone were performing all duties and obligations in connection with the operation and management of such REO Property.

The Servicer shall be entitled to enter into any agreement with any Independent Contractor performing services for it related to its duties and obligations hereunder for indemnification of the Servicer by such Independent Contractor, and nothing in this Agreement shall be deemed to limit or modify such indemnification. The Servicer shall be solely liable for all fees owed by it to any such Independent Contractor, irrespective of whether the Servicer's compensation pursuant to Section 3.18 is sufficient to pay such fees; *provided, however*, that to the extent that any payments made by such Independent Contractor would constitute Servicing Advances if made by the Servicer, such amounts shall be reimbursable as Servicing Advances made by the Servicer.

(d)   In addition to the withdrawals permitted under Section 3.23(c), the Servicer may from time to time make withdrawals from the REO Account for any REO Property: (i) to pay itself or any Sub-Servicer unpaid Servicing Fees in respect of the related Mortgage Loan; and (ii) to reimburse itself or any Sub-Servicer for unreimbursed Servicing Advances and Advances made in respect of such REO Property or the related Mortgage Loan.   On the Servicer Remittance Date, the Servicer shall withdraw from each REO Account maintained by it and deposit into the Distribution Account in accordance with Section 3.10(d)(ii), for distribution on the related Distribution Date in accordance with Article IV, the income from the related REO Property received during the prior calendar month, net of any withdrawals made pursuant to Section 3.23(c) or this Section 3.23(d).

(e)   Subject to the time constraints set forth in Section 3.23(a), each REO Disposition shall be carried out by the Servicer at such price and upon such terms and conditions as the Servicer shall deem necessary or advisable, as shall be normal and usual in its general servicing activities for similar properties.

(f)   The proceeds from the REO Disposition, net of any amount required by law to be remitted to the Mortgagor under the related Mortgage Loan and net of any payment or reimbursement to the Servicer or any Sub-Servicer as provided above, shall be deposited in the Distribution Account in accordance with Section 3.10(d)(ii) on the Servicer Remittance Date in the month following the receipt thereof for distribution on the related Distribution Date in accordance with Article IV. Any REO Disposition shall be for cash only (unless changes in the REMIC Provisions made subsequent to the Startup Day allow a sale for other consideration).

(g)   The Servicer shall file information returns with respect to the receipt of mortgage interest received in a trade or business, reports of foreclosures and abandonments of any Mortgaged Property and cancellation of indebtedness income with respect to any Mortgaged Property as required by Sections 6050H, 6050J and 6050P of the Code, respectively. Such reports shall be in form and substance sufficient to meet the reporting requirements imposed by such Sections 6050H, 6050J and 6050P of the Code.

Section 3.24 *Obligations of the Servicer in Respect of Prepayment Interest Shortfalls*. The Servicer shall deliver to the Trustee for deposit into the Distribution Account on or before 3:00 p.m. New York time on the Servicer Remittance Date from its own funds an amount ("Compensating Interest") equal to the lesser of (i) the aggregate of the Prepayment Interest Shortfalls for the related Distribution Date resulting solely from Principal Prepayments during the related Prepayment Period and (ii) the amount of its aggregate Servicing Fee for the most recently ended calendar month.

Section 3.25 *Obligations of the Servicer in Respect of Mortgage Rates and Monthly Payments*. In the event that a shortfall in any collection on or liability with respect to any Mortgage Loan results from or is attributable to adjustments to Mortgage Rates, Monthly Payments or Stated Principal Balances that were made by the Servicer in a manner not consistent with the terms of the related Mortgage Note and this Agreement, the Servicer, upon discovery or receipt of notice thereof, immediately shall deliver to the Trustee for deposit in the Distribution Account from its own funds the amount of any such shortfall and shall indemnify and hold harmless the Trust, the Trustee, the Company and any successor servicer in respect of any such liability. Such indemnities shall survive the termination or discharge of this Agreement. Notwithstanding the foregoing, this Section 3.25 shall not limit the ability of the Servicer to seek recovery of any such amounts from the related Mortgagor under the terms of the related Mortgage Note, as permitted by law and shall not be an expense of the Trust.

Section 3.26 *[Reserved]*.

Section 3.27 *Swap Agreement*. The Company hereby directs the Supplemental Interest Trust Trustee to execute and deliver on behalf of the Supplemental Interest Trust the Swap Agreement in the form presented to it by the Company and authorizes the Supplemental Interest Trust Trustee to and such Trustee is hereby directed to perform on behalf of the Supplemental Interest Trust the obligations of the Supplemental Interest Trust Trustee and Supplemental Interest Trust thereunder on behalf of the Supplemental Interest Trust in accordance with the terms of the Swap Agreement. The Company hereby authorizes and directs the Supplemental Interest Trust Trustee to ratify on behalf of the Supplemental Interest Trust, as the Supplemental Interest Trust's own actions, the terms agreed to by the Company (or any of its Affiliates) in relation to the Swap Agreement, as reflected in the Swap Agreement, and the Supplemental Interest Trust Trustee on behalf of the Supplemental Interest Trust hereby so ratifies the Swap Agreement. The Supplemental Interest Trust Trustee shall amend the Swap Agreement in accordance with its terms and as requested by a party to the Swap Agreement to cure any ambiguity in or correct or supplement any provision of the Swap Agreement, *provided*, *however*, that the Supplemental Interest Trust Trustee shall have received a prior written confirmation from each Rating Agency that such amendment would not cause such Rating Agency to downgrade or withdraw the then current ratings of any outstanding Class A Certificates,

Mezzanine Certificates or Class B Certificates. On the Closing Date, the Supplemental Interest Trust Trustee shall enter into the Swap Agreement, on behalf of the Supplemental Interest Trust, with the Swap Counterparty. The Swap Agreement shall be part of the Trust Fund but not part of any REMIC. The Swap Counterparty is the calculation agent under the Swap Agreement and shall calculate all amounts pursuant to the Swap Agreement and notify the Supplemental Interest Trust Trustee of all such amounts.

Section 3.28 *Replacement Swap Agreement.*

(a) The Supplemental Interest Trust Trustee shall, at the direction of the NIMS Insurer or, with the consent of the NIMS Insurer, at the direction of the Company, in the event the Swap Agreement is terminated as a result of the designation by either party thereto of an Early Termination Date, enter into a replacement swap agreement with a replacement counterparty designated by the Company or the NIMS Insurer, as applicable.

(b) Notwithstanding anything to the contrary herein, any Swap Termination Payment received by the Supplemental Interest Trust Trustee shall be deposited in the Supplemental Interest Account and shall be used to make any upfront payment required under a replacement swap agreement and any upfront payment (the "Replacement Payment") received by the Supplemental Interest Trust Trustee from the counterparty to a replacement swap agreement shall be used to pay any Swap Termination Payment owed to the Swap Counterparty that is being replaced. The Swap Counterparty that is being replaced shall have first priority as to such Replacement Payments versus all other creditors of the Supplemental Interest Trust Trustee, and the Supplemental Interest Trustee on behalf of the Supplemental Interest Trust Trustee shall pay from the Replacement Payments received the lesser of (x) the Replacement Payments so received and (y) any Swap Termination Payment owed to the Swap Counterparty (to the extent not already paid by the Supplemental Interest Trust Trustee) that is being replaced immediately upon receipt.

(c) Notwithstanding anything contained herein, in the event that a replacement swap agreement cannot be obtained within 30 days after receipt by the Supplemental Interest Trust Trustee of the Swap Termination Payment paid by the terminated Swap Counterparty, the Supplemental Interest Trust Trustee shall on each Distribution Date, withdraw from the Supplemental Interest Account, an amount equal to the Net Counterparty Payment, if any, that would have been paid to the Supplemental Interest Trust Trustee by the original Swap Counterparty (computed in accordance with the terms of the original Swap Agreement) and distribute such amount in accordance with Section 4.05(f)(ii) of this Agreement.

(d) If a downgrade event (described in Part 5(b) of Schedule to the Swap Agreement) occurs, the Supplemental Interest Trust Trustee shall, promptly after a Responsible Officer of the Supplemental Interest Trust Trustee has received actual knowledge or written notice of the reduction or withdrawal of the rating (it being understood that the Supplemental Interest Trust Trustee has no duty to monitor the ratings of the Swap Counterparty), request the Swap Counterparty to take actions required to be taken by the Swap Counterparty by Part 5(b) of Schedule to the Swap Agreement.

Section 3.29 *Assigned Prepayment Charges.*

(a)   Notwithstanding anything in this Agreement to the contrary, the Servicer may not waive any Prepayment Charges or portion thereof unless such waiver is related to a default or a reasonably foreseeable default and would maximize recovery of total proceeds taking into account the value of such Prepayment Charge and related Mortgage Loan and doing so is standard and customary in servicing mortgage loans similar to the Mortgage Loans (including any waiver of a Prepayment Charge in connection with a refinancing of a Mortgage Loan that is related to a default or a reasonably foreseeable default). Notwithstanding the foregoing, the Servicer may waive any Prepayment Charge or part of a Prepayment Charge in any instance when the mortgage debt is accelerated as a result of the Mortgagor's default in making the Mortgage Loan payments required by the terms of the related Mortgage Note.

(b)   If the Servicer has waived all or a portion of a Prepayment Charge in compliance with Section 3.29(a), then the Class P Certificates shall not be entitled to the amounts waived.

(c)   Upon discovery by the Servicer, the Company or the Trustee (in the case of the Trustee, having actual knowledge thereof) of a breach of the provisions of Section 3.29(a), which materially and adversely affects the Holders of the Class P Certificates, the party discovering such breach shall give prompt written notice to the other parties and the NIMS Insurer. Within 60 days of the earlier of discovery by the Servicer, the Company or the Trustee, as applicable, of such breach, the Servicer shall cure such breach in all material respects or, if the breach cannot be cured, shall deposit, or cause to be deposited, to the Collection Account the amount of each impermissibly waived Prepayment Charge (less any amount collected from the Mortgagor in respect to such Prepayment Charge); *provided*, *however*, that the Servicer shall not be obligated to deposit the amount of any impermissibly waived Prepayment Charge if the failure to collect such amount is the direct result of inaccurate or incomplete information related to the Prepayment Charge in effect at such time. Payments by the Servicer into the Collection Account pursuant to this paragraph shall be made on the later of (i) the Servicer Remittance Date next following the earlier of discovery by the Servicer or receipt of notice by the Servicer of the breach of the related representation, warranty or covenant of the Servicer set forth in Section 3.29(a) which materially and adversely affects the interests of the Holders of the Class P Certificates to any Prepayment Charge and (ii) the Servicer Remittance Date next following the Prepayment Period in which such breach occurred.

Upon discovery by the Servicer, the Company or the Trustee (in the case of the Trustee, having actual knowledge thereof) of a breach by the Seller of any of the representations and warranties identified in Section 3.3(c) of the Mortgage Loan Purchase Agreement, which materially and adversely affects the Holders of the Class P Certificates, the party discovering such breach shall give prompt written notice to the other parties and the NIMS Insurer. The Servicer shall promptly notify the Seller of such breach and take appropriate steps on behalf of the Trust to enforce the Seller's obligation, pursuant to Section 3.3(c) of the Mortgage Loan Purchase Agreement, to pay to the Trust the amount of each Prepayment Charge that would have been collected had each such representation and warranty referred to in this paragraph been true (less any amount collected from the related Mortgagor with respect to such Prepayment Charge). The Servicer shall deposit, or cause to be deposited, to the Collection Account within two Business Days of receipt the amounts so received from the Seller.

ARTICLE IV

Flow of Funds

Section 4.01 *Distributions to Holders of REMIC I Regular Interests and Class R-1 Residual Interest.* On each Distribution Date, the Trustee (or any duly appointed paying agent) on behalf of the Trust (i) shall be deemed to have distributed from the Distribution Account the REMIC I Distribution Amount to the Holders of the REMIC I Regular Interests, and to have deposited such amounts for their benefit into the Distribution Account and (ii) from the Distribution Account shall distribute to the Class R Certificateholders, in accordance with the written statement received from the Servicer pursuant to Section 4.02(b), the amounts to be distributed to the Holders of the Class R-1 Residual Interest pursuant to the definition of "REMIC I Distribution Amount" for such Distribution Date. Amounts distributed pursuant to clause (ii) above shall be distributed by wire transfer in immediately REMIC I Available Distribution Amount for the account of each Class R Certificateholder, or by any other means of payment acceptable to each Class R Certificateholder of record on the immediately preceding Record Date (other than as provided in Section 9.01 respecting the final distribution), as specified by each such Certificateholder and at the address of such Holder appearing in the Certificate Register. Notwithstanding any other provision of this Agreement, no actual distributions pursuant to clause (i) of this Section 4.01 shall be made on account of the deemed distributions described in this paragraph except in the event of a liquidation of REMIC VI, REMIC V, REMIC IV, REMIC III and REMIC II and not REMIC I.

Section 4.02 *Advances; Remittance Reports.*

(a) On or before the 18th day of each calendar month commencing in October 2006, or if such 18th day is not a Business Day, the Business Day immediately following such 18th day, but in no event later than such date which would allow the Trustee to submit a claim to the NIMS Insurer under the Indenture, the Servicer shall deliver to the NIMS Insurer and the Trustee by telecopy or electronic mail (or by such other means as the Servicer, the NIMS Insurer and the Trustee, as the case may be, may agree from time to time) a Remittance Report with respect to the related Distribution Date. Not later than each Servicer Remittance Date (or, in the case of certain information, as agreed between the Trustee and the Servicer, not later than four Business Days after the end of each Due Period), the Servicer shall deliver or cause to be delivered to the Trustee (in the form mutually agreed to by the Servicer and the Trustee) in addition to the information provided on the Remittance Report, such other information reasonably available to it with respect to the Mortgage Loans as the Trustee may reasonably require to perform the calculations necessary to make the distributions contemplated by Section 4.05 and to prepare the statements to Certificateholders contemplated by Section 4.06. The Trustee shall not be responsible to recompute, recalculate or verify any information provided to it by the Servicer.

(b) The amount of Advances to be made by the Servicer for any Distribution Date shall equal, subject to Section 4.03, the sum of (i) the aggregate amount of Monthly Payments (with each interest portion thereof net of the related Servicing Fee), due on the related Due Date in respect of the Mortgage Loans (other than with respect to any Balloon Loan with a delinquent Balloon Payment as described in clause (iii) below), which Monthly Payments were delinquent as of the close of business on the related Determination Date, plus (ii) with respect to each REO

Property (other than with respect to any REO Property relating to a Balloon Loan with a delinquent Balloon Payment as described in clause (iv) below), which REO Property was acquired during or prior to the related Prepayment Period and as to which such REO Property an REO Disposition did not occur during the related Prepayment Period, an amount equal to the excess, if any, of the Monthly Payments (with each interest portion thereof net of the related Servicing Fee) that would have been due on the related Due Date in respect of the related Mortgage Loans, over the net income from such REO Property transferred to the Distribution Account pursuant to Section 3.23 for distribution on such Distribution Date, plus (iii) with respect to each Balloon Loan with a delinquent Balloon Payment, an amount equal to the assumed monthly principal and interest payment (with each interest portion thereof net of the related Servicing Fee) that would have been due on the related Due Date based on the original principal amortization schedule for such Balloon Loan assuming such Mortgage Loan was not a Balloon Loan, plus (iv) with respect to each REO Property relating to a Balloon Loan with a delinquent Balloon Payment, which REO Property was acquired during or prior to the related Prepayment Period and as to which REO Property an REO Disposition did not occur during the related Prepayment Period, an amount equal to the excess, if any, of the assumed monthly principal and interest payment (with each interest portion thereof net of the related Servicing Fee) that would have been due on the related Due Date based on the original principal amortization schedule for the related Balloon Loan assuming such Mortgage Loan was not a Balloon Loan, over the net income from such REO Property transferred to the Distribution Account pursuant to Section 3.23 for distribution on such Distribution Date.

On or before 3:00 p.m. New York time on the Servicer Remittance Date, the Servicer shall remit REMIC I Available Distribution Amount in immediately available funds to the Trustee for deposit in the Distribution Account an amount equal to the aggregate amount of Advances, if any, to be made in respect of the Mortgage Loans and REO Properties for the related Distribution Date either (i) from its own funds or (ii) from the Collection Account, to the extent of funds held therein for future distribution (in which case, it will cause to be made an appropriate entry in the records of Collection Account that amounts held for future distribution have been, as permitted by this Section 4.03, used by the Servicer in discharge of any such Advance) or (iii) in the form of any combination of (i) and (ii) aggregating the total amount of Advances to be made by the Servicer with respect to the Mortgage Loans and REO Properties. Any amounts held for future distribution and so used shall be appropriately reflected in the Servicer's records and replaced by the Servicer by deposit in the Collection Account on or before any future Servicer Remittance Date to the extent that the REMIC I Available Distribution Amount for the related Distribution Date (determined without regard to Advances to be made on the Servicer Remittance Date) shall be less than the total amount that would be distributed to the Classes of Certificateholders pursuant to Section 4.01 on such Distribution Date if such amounts held for future distributions had not been so used to make Advances. The Trustee will provide notice to the NIMS Insurer and the Servicer by telecopy by the close of business on any Servicer Remittance Date in the event that the amount remitted by the Servicer to the Trustee on such date is less than the Advances required to be made by the Servicer for the related Distribution Date.

(c)   The obligation of the Servicer to make such Advances is mandatory, notwithstanding any other provision of this Agreement but subject to Section 4.03, and, with respect to any Mortgage Loan, shall continue until the payment of the Mortgage Loan in full or the recovery of all Liquidation Proceeds thereon.

Section 4.03 *Nonrecoverable Advances*.   Notwithstanding anything herein to the contrary, no Advance or Servicing Advance shall be required to be made hereunder by the Servicer if such Advance or Servicing Advance would, if made, constitute a Nonrecoverable Advance. The determination by the Servicer that it has made a Nonrecoverable Advance or that any proposed Advance or Servicing Advance, if made, would constitute a Nonrecoverable Advance, shall be evidenced by an Officer's Certificate of the Servicer delivered to the NIMS Insurer, the Company and the Trustee.

Section 4.04 *Distributions to Holders of REMIC II Regular Interests and Class R-2 Residual Interest.* On each Distribution Date, the Trustee (or any duly appointed paying agent) on behalf of the Trust (i) shall be deemed to have distributed from the Distribution Account the REMIC II Distribution Amount to the Holders of the REMIC II Regular Interests, and to have deposited such amounts for their benefit into the Distribution Account and (ii) from the Distribution Account shall distribute to the Class R Certificateholders, in accordance with the written statement received from the Servicer pursuant to Section 4.02(b), the amounts to be distributed to the Holders of the Class R-2 Residual Interest pursuant to the definition of "REMIC II Distribution Amount" for such Distribution Date. Amounts distributed pursuant to clause (ii) above shall be distributed by wire transfer in immediately available funds for the account of each Class R Certificateholder, or by any other means of payment acceptable to each Class R Certificateholder of record on the immediately preceding Record Date (other than as provided in Section 9.01 respecting the final distribution), as specified by each such Certificateholder and at the address of such Holder appearing in the Certificate Register. Notwithstanding any other provision of this Agreement, no actual distributions pursuant to clause (i) of this Section 4.04 shall be made on account of the deemed distributions described in this paragraph except in the event of a liquidation of REMIC V, REMIC IV and REMIC III and not REMIC II.

Section 4.05 *Distributions to Holders of Certificates, REMIC III Regular Interests, and Class R-3 Interests.*

(a) *Distributions to Certificateholders, Deemed Distributions to Holders of REMIC III Regular Interests*.   Except as provided in Section 4.05(d), on each Distribution Date, the Trustee (or any duly appointed paying agent) on behalf of the Trust (i) shall be deemed to have distributed from the Distribution Account the REMIC III Distribution Amount to the Holders of the REMIC III Regular Interests and (ii) shall distribute to the Certificates (other than the Class C and Class P) the amounts to be distributed to the Holders of such Certificates pursuant to the definition of "REMIC III Distribution Amount" for such Distribution Date. Notwithstanding any other provision of this Agreement, no actual distributions pursuant to clause (i) of this Section 4.05(a) shall be made on account of the deemed distributions described in this paragraph except in the event of a liquidation of REMIC V or REMIC IV and not REMIC III.

(b) *Distributions from REMIC IV to the Class C Certificates.* On each Distribution Date, the Trustee (or any duly appointed paying agent) on behalf of the Trust shall withdraw from the Distribution Account the REMIC IV Distribution Amount and shall distribute such amount pursuant to Section 4.05(d) hereof. The Holders of the Class C Certificates, by accepting such Certificates, acknowledge that amounts otherwise distributable to them may be used to make distributions to other Classes of Certificates, and such Holders expressly agree to, and direct the Trustee to make, such distributions.

(c)   *Distributions of the Net Swap Amount to the Supplemental Interest Trust.* On each Distribution Date, the Trustee (or any duly appointed paying agent) on behalf of the Trust shall withdraw from the Distribution Account the REMIC VI Distribution Amount and shall pay such amount (i) on each Distribution Date on which a Swap Default with respect to the Swap Counterparty has not occurred and is not continuing, to the Supplemental Interest Trust Trustee for payment to the Swap Counterparty, and (ii) on each other Distribution Date, as set forth in Section 4.05(d). The Holders of the Class C Certificates, acting as the holder of the Class L6-SW Regular Interest, by accepting such Certificates and such Regular Interest, acknowledge that amounts otherwise distributable to them shall be used to make payments to the Swap Counterparty and/or distributions to other Classes of Certificates, and such Holders expressly agree to, and direct the Trustee to make, such distributions and payments.

(d)   *Distributions to the Certificateholders on Certain Occurrences*.

(i)   Notwithstanding Section 4.05(a) and the definition of REMIC III Distribution Amount, on each Distribution Date on which (A) a Swap Termination Payment is payable (including any amount remaining unpaid from prior Distribution Dates), unless the Swap Counterparty is the Defaulting Party or the sole Affected Party (each, as defined in the Swap Agreement), or (B) no Net Swap Payment is due as a result of the termination of the Swap Agreement, the Trustee shall recompute the amount distributable to each Class of Certificates (other than the Class C, P and R Certificates) and the Class L3-C Regular Interest as provided in the definition of REMIC III Distribution Amount *except that* the Trustee shall determine the Certificate Interest Rate of each Class of Certificates and the Class L3-C Regular Interest by using the Net WAC Rate instead of the REMIC Net WAC Rate. The Trustee (or any duly appointed paying agent) on behalf of the Trust shall then withdraw from the Distribution Account an amount equal to REMIC III Available Distribution Amount for such Distribution Date, and shall make the following distributions in the following order of priority:

(A)   *first*, to the Supplemental Interest Trust Trustee for payment to the Swap Counterparty, the amount of any unpaid Swap Termination Payment (including any amount remaining unpaid from prior Distribution Dates);

(B)   *second*, to the Holders of the Certificates (other than Class C, P and R Certificates), the amounts distributable to each Class of Certificates as recomputed pursuant to this Section 4.05(d)(i); and

(C)   *third,* to the Class Holders of the Class L3-C Regular Interest the amount distributable to such Regular Interest as recomputed pursuant to this Section 4.05(d)(i), for further distribution to the Class C Certificates pursuant to clause (ii) of this Section 4.05(d).

(ii)   Notwithstanding the definition of REMIC IV Distribution Amount, on each Distribution Date, the Trustee (or any duly appointed paying agent) on behalf of the

Trust shall distribute amounts otherwise distributable to the Class C Certificates in the following order of priority:

(A) *first,* to the Reserve Fund, the amount equal to the difference between any Net WAC Rate Carryover Amounts with respect to the Class A Certificates, the Mezzanine Certificates and the Class B Certificates for such Distribution Date and any amounts described in this Section 4.05(d)(ii)(A) that were not distributed on prior Distribution Dates;

(B) *second,* to the Supplemental Interest Trust Trustee, for payment to the Swap Counterparty, any unpaid Swap Termination Payment payable by the Supplemental Interest Trust Trustee (including any amount remaining unpaid from prior Distribution Dates) (only if the Swap Counterparty is the Defaulting Party or the sole Affected Party (each as defined in the Swap Agreement)); and

(C) *third,* to the Holders of the Class C Certificates, any remaining amounts.

(e) *Distributions from the Reserve Fund.* On each Distribution Date, after making the distributions of the REMIC III Distribution Amounts as provided in Sections 4.05(a) and (d), the Trustee shall withdraw from the Reserve Fund the amounts on deposit therein and shall distribute such amounts in the following order of priority: first, concurrently, to the Class A Certificates, up to the amount of the related Net WAC Rate Carryover Amount, allocated among the Class A Certificates, *pro rata*, based on their respective Net WAC Rate Carryover Amounts; then, to the Mezzanine Certificates and the Class B Certificates, up to the amount of the related Net WAC Rate Carryover Amount, in the following order of priority: *first* to the Class M-1 Certificates, *second* to the Class M-2 Certificates, *third* to the Class M-3 Certificates, *fourth* to the Class M-4 Certificates, *fifth* to the Class M-5 Certificates, *sixth* to the Class M-6 Certificates, *seventh* to the Class M-7 Certificates, *eighth* to the Class M-8 Certificates, *ninth* to the Class M-9 Certificates, *tenth* to the Class B-1 Certificates, and *eleventh* to the Class B-2 Certificates, in each case to the extent of such amounts remaining in the Reserve Fund.

On the Distribution Date on which the Certificate Principal Balance of the Class A Certificates, the Mezzanine Certificates and the Class B Certificates has been reduced to zero, after making all other distributions on such Distribution Date (including to the Class A Certificates, the Mezzanine Certificates and the Class B Certificates out of the Reserve Fund), the Trustee shall distribute all remaining amounts in the Reserve Fund to the Holders of the Class C Certificates.

(f) *Distributions from the Supplemental Interest Trust.* On each Distribution Date, the Supplemental Interest Trust Trustee shall withdraw from the Supplemental Interest Account the amounts equal to the Net Swap Payment and the Swap Termination Payment payable by the Supplemental Interest Trust Trustee that are required to be deposited in the Supplemental Interest Trust pursuant to this Section 4.05 with respect to such Distribution Date and shall distribute such amounts to the Swap Counterparty on such Distribution Date. On each Distribution Date, the Supplemental Interest Trust Trustee shall withdraw from the Supplemental Interest Account the Net Counterparty Payment and the Swap Termination Payment payable by the Swap

Counterparty and received by the Supplemental Interest Trust Trustee from the Swap Counterparty and deposited in the Supplemental Interest Account and shall distribute such amounts as follows (*provided* the Swap Termination Payment shall be distributed as provided in Section 3.27(c)):

(i) *first*, for payment to the Swap Counterparty, any unpaid Swap Termination Payment payable by the Supplemental Interest Trust Trustee, including any amount remaining unpaid from prior Distribution Dates (unless the Swap Counterparty is the Defaulting Party or the sole Affected Party (each, as defined in the Swap Agreement)); and

(ii) *second*,

(A) if the NIM Notes are outstanding, for payment in the amounts and in accordance with priorities in clauses (i) through (xxv) of paragraph (j) of the definition of REMIC III Distribution Amount to the extent not paid pursuant to paragraphs (a) through (e) of this Section 4.05 on such Distribution Date; *provided* the amount distributable to the Class C Certificates pursuant to paragraph (j)(xxv) of the definition of REMIC III Distribution Amount shall be equal to the lesser of (I) the amount remaining after distribution of the amount in the Supplemental Interest Account pursuant to clauses (i) through (xxiv) of paragraph (j) of such definition on such Distribution Date and (II) the Class C NIM Payment Amount for such Distribution Date; or

(B) if the NIM Notes are not outstanding, for payment in the amounts and in accordance with priorities clauses (i) through (xxiv) of paragraph (j) of the definition of REMIC III Distribution Amount to the extent not paid pursuant to paragraphs (a) through (e) of this Section 4.05 on such Distribution Date;

provided, however, that the amount that shall be distributed pursuant to Section 4.05(f)(ii) priority (i) cannot exceed the aggregate Realized Losses reduced by the aggregate of amounts previously distributed pursuant to this Section 4.05(f)(ii) priority (i).

Any amounts in the Supplemental Interest Account received from the Swap Counterparty and not distributed on a Distribution Date after payments pursuant to Section 4.05(f)(ii)(B) will remain in the Supplemental Interest Account and be distributed pursuant to Section 4.05(f)(ii)(B) on the next Distribution Date. On the Distribution Date on which the Certificate Principal Balance of the Class A Certificates, the Mezzanine Certificates and the Class B Certificates has been reduced to zero, after making all other distributions on such Distribution Date (including to the Class A Certificates, the Mezzanine Certificates and the Class B Certificates out of the Supplemental Interest Account), the Supplemental Interest Trust Trustee shall distribute all remaining amounts in the Supplemental Interest Account to itself.

(g) *Distribution to Class P Certificates.* On each Distribution Date, the Trustee shall on behalf of the Trust withdraw from the Distribution Account and distribute to the Holders of the Class P Certificates, the Assigned Prepayment Premiums for such Distribution Date.

(h)   The net distributions to the Certificates pursuant to this Section 4.05 shall be made in accordance with the written statement received from the Servicer pursuant to Section 4.02(b) and calculations provided by the Swap Counterparty under the Swap Agreement and without any responsibility to recalculate, verify or confirm the information in such statement.

(i)   Amounts distributed to the Certificateholders pursuant to this Section 4.05 shall be distributed by wire transfer in immediately available funds for the account of, or by check mailed to, each such Certificateholder of record on the immediately preceding Record Date (other than as provided in Section 9.01 respecting the final distribution), as specified by each such Certificateholder and at the address of such Holder appearing in the Certificate Register.

(j)   All reductions in the Certificate Principal Balance of a Certificate effected by distributions of principal and all allocations of Realized Losses made on any Distribution Date shall be binding upon all Holders of such Certificate and of any Certificate issued upon the registration of transfer or exchange therefor or in lieu thereof, whether or not such distribution is noted on such Certificate. The final distribution of principal of each Certificate (and the final distribution upon the Residual Certificates upon (i) the termination of REMIC I, REMIC II, REMIC III, REMIC IV, REMIC V, and REMIC VI and (ii) the payment, or making provision for payment, of all liabilities of the Trust) shall be payable in the manner provided above only upon presentation and surrender thereof on or after the Distribution Date therefor at the office or agency of the Certificate Registrar specified in the notice delivered pursuant to Section 4.05(k)(ii) and Section 9.01(b).

(k)   Whenever, on the basis of prepayments, Payoffs and Monthly Payments on the Mortgage Loans and Insurance Proceeds and Liquidation Proceeds received and expected to be received during the Prepayment Period, the Servicer has notified the Trustee that it believes that the entire remaining unpaid Class Principal Balance of any Class of Certificates will become distributable on the next Distribution Date, the Trustee shall, no later than the 18th day of the month of such Distribution Date, mail or cause to be mailed to each Person in whose name a Certificate to be so retired is registered at the close of business on the Record Date and to the Rating Agencies a notice to the effect that:

(i)   it is expected that funds sufficient to make such final distribution will be available in the Distribution Account on such Distribution Date, and

(ii)   if such funds are available, (A) such final distribution will be payable on such Distribution Date, but only upon presentation and surrender of such Certificate at the office or agency of the Certificate Registrar maintained for such purpose (the address of which shall be set forth in such notice), and (B) no interest shall accrue on such Certificate after such Distribution Date.

(l)   The Trustee shall treat the beneficial owners of the Certificates (other than the Class P and Class C Certificates and the Residual Certificates) as having entered into a notional principal contract with the beneficial owners of the Class C Certificates. Pursuant to each such notional principal contract, all beneficial owners of the Certificates (other than the Class P and Class C Certificates and the Residual Certificates) shall be treated as having agreed to pay, on each Distribution Date, to the beneficial owners of the Class C Certificates an aggregate amount equal to the excess, if any, of (i) the amount payable on such Distribution Date on the interest in REMIC III corresponding to such Class of Certificates (as determined pursuant to the definition of REMIC III Distribution Amount) over (ii) the amount payable on such Class of Certificates on such Distribution Date under paragraphs (c) through (j) of this Section 4.05 (such excess, a "Class C Shortfall"). A Class C Shortfall payable by any Class of Certificates shall be allocated *pro rata* among the Certificates of such Class. In addition, pursuant to such notional principal contract, the beneficial owner of the Class C Certificates shall be treated as having agreed to pay Net WAC Rate Carryover Amounts, to the extent such amounts are used to make payments on such Certificates to the Holders of the Certificates (other than the Class P and Class C Certificates and the Residual Certificates) pursuant to the terms of this Agreement. Any payments on the Certificates described in the preceding sentence shall not be payments with respect to a "regular interest" in a REMIC within the meaning of Code Section 860G(a)(1). However, any payment from the Certificates of a Class C Shortfall shall be treated for tax purposes as having been received by the beneficial owners of such Certificates in respect of their interests in the REMIC III and as having been paid by such beneficial owners to the Supplemental Interest Trust pursuant to the notional principal contract. Thus, each Certificate (other than the Class P and Class C Certificates and the Residual Certificates) shall be treated as representing ownership of not only regular interests in REMIC III, but also ownership of an interest in (and obligations with respect to) a notional principal contract. For purposes of determining the issue price of the regular interests in REMIC III, the Trustee shall assume that the notional principal contract has a value of $10,000 as of the Closing Date in favor of the Certificates (other than the Class C and Class P Certificates and the Residual Certificates) and shall allocate such value proportionately to each such Class of Certificates based on such Class's initial Certificate Principal Balance.

Section 4.06   *Statements.*

(a)   On each Distribution Date, the Trustee shall prepare and make available to each Holder of the Regular Certificates, the Servicer, the NIMS Insurer, the indenture trustee under the Indenture and the Rating Agencies a statement, based on information provided to the Trustee by the Servicer or the Swap Counterparty, as to the distributions made on such Distribution Date:

(i)   the record dates, the accrual period, the determination date and the distribution date;

(ii)   the amount of the distribution made on such Distribution Date to the Holders of each Class of Regular Certificates, separately identified, allocable to principal and the amount of the distribution made to the Holders of the Class P Certificates allocable to Prepayment Charges, Assigned Prepayment Charges and Servicer Prepayment Charge Payment Amounts;

(iii)   the amount of the distribution made on such Distribution Date to the Holders of each Class of Regular Certificates (other than the Class P Certificates), allocable to interest and the Pass-Through Rates, separately identified;

(iv)   the Overcollateralized Amount, the Overcollateralization Release Amount, the Overcollateralization Deficiency Amount and the Overcollateralization Target

Amount as of such Distribution Date and the Excess Overcollateralized Amount for the Mortgage Pool for such Distribution Date;

(v)   by Loan Group and in the aggregate amount of servicing compensation received by the Servicer with respect to the related Due Period and such other customary information as the Trustee deems necessary or desirable, or which a Certificateholder reasonably requests, to enable Certificateholders to prepare their tax returns;

(vi)   the Group I Interest Remittance Amount and the Group II Interest Remittance Amount and the Group I Principal Remittance Amount and the Group II Principal Remittance Amount for such Distribution Date;

(vii)   the aggregate amount of Advances and Servicing Advances for the related Due Period, the amount of unrecovered Advances and Servicing Advances (after giving effect to Advances and Servicing Advances made on the Distribution Date) outstanding and the amount of Nonrecoverable Advances and Servicing Advances for such Distribution Date;

(viii)   the number and aggregate Stated Principal Balance of the Group I Mortgage Loans, the Group II Mortgage Loans and all Mortgage Loans at the Close of Business at the end of the related Due Period and at the beginning of the related Due Period;

(ix)   the number, aggregate principal balance, weighted average remaining term to maturity and weighted average Mortgage Rate of the Mortgage Loans as of the related Determination Date;

(x)   by Loan Group and in the aggregate, the number and aggregate unpaid principal balance of Mortgage Loans (a) delinquent 30-59 days, (b) delinquent 60-89 days, (c) delinquent 90-119 days and (d) 120 or more days in each case, as of the last day of the preceding calendar month; *provided*, *however*, that any aggregate unpaid principal balance of Mortgage Loans shall be reported as of the last day of the related Due Period, (d) as to which foreclosure proceedings have been commenced and (e) with respect to which the related Mortgagor has filed for protection under applicable bankruptcy laws, with respect to whom bankruptcy proceedings are pending or with respect to whom bankruptcy protection is in force;

(xi)   with respect to any Mortgage Loan that became an REO Property during the preceding Prepayment Period, the unpaid principal balance and the Principal Balance of such Mortgage Loan as of the date it became an REO Property;

(xii)   the total number and cumulative principal balance of all REO Properties as of the Close of Business of the last day of the preceding Prepayment Period;

(xiii)   by Loan Group and in the aggregate, the aggregate amount of Principal Prepayments made during the related Prepayment Period;

(xiv) by Loan Group and in the aggregate, the aggregate amount of principal and interest Realized Losses incurred during the related Prepayment Period and the cumulative amount of principal and interest Realized Losses;

(xv) the aggregate amount of Extraordinary Trust Fund Expenses withdrawn from the Collection Account or the Distribution Account for such Distribution Date;

(xvi) the Certificate Principal Balance of the Class A Certificates, the Mezzanine Certificates, the Class B Certificates and the Class C Certificates, before and after giving effect to the distributions made on such Distribution Date, and the Notional Amount of the Class C Certificates, after giving effect to the distributions made on such Distribution Date;

(xvii) the Monthly Interest Distributable Amount in respect of the Class A Certificates, the Mezzanine Certificates, the Class B Certificates and the Class C Certificates for such Distribution Date and the Unpaid Interest Shortfall Amount, if any, with respect to the Class A Certificates and the Mezzanine Certificates for such Distribution Date;

(xviii) by Loan Group and in the aggregate, the aggregate amount of any Net Prepayment Interest Shortfalls for such Distribution Date, to the extent not covered by payments by the Servicer pursuant to Section 3.24, and the aggregate amount of any Relief Act Interest Shortfalls for such Distribution Date;

(xix) the Credit Enhancement Percentage for such Distribution Date;

(xx) the related Net WAC Rate Carryover Amount for the Class A Certificates, the Mezzanine Certificates and the Class B Certificates, if any, for such Distribution Date and the amount remaining unpaid after reimbursements therefor on such Distribution Date;

(xxi) the Trustee Fee and the Servicer Fee on such Distribution Date;

(xxii) whether a Stepdown Date or a Trigger Event has occurred;

(xxiii) the REMIC I Available Distribution Amount;

(xxiv) the respective Pass-Through Rates applicable to the Class A Certificates, the Mezzanine Certificates, the Class B Certificates and the Class C Certificates for such Distribution Date and the Pass-Through Rate applicable to the Class A Certificates, the Mezzanine Certificates and the Class B Certificates for the immediately succeeding Distribution Date;

(xxv) by Loan Group and in the aggregate, the Principal Balance of Mortgage Loans repurchased by the Seller;

(xxvi) any other information that is required by the Code and regulations thereunder to be made available to Certificateholders;

(xxvii) the amount on deposit in the Reserve Fund;

(xxviii) the amount of Subsequent Recoveries and Gross Subsequent Recoveries for the related Prepayment Period and the cumulative amount of Subsequent Recoveries and Gross Subsequent Recoveries in the aggregate and for each of Loan Group I and Loan Group II; and

(xxix) the Group I Swap Payment, the Group II Swap Payment, the Swap Payment, the Counterparty Payment, the Group I Net Swap Payment, the Group II Net Swap Payment, the Net Swap Payment and the Net Counterparty Payment for such Distribution Date; the Group I Swap Termination Payment paid on such Distribution Date, the Group II Swap Termination Payment paid on such Distribution Date, the Swap Termination Payment and the Swap Termination Payment remaining unpaid from prior Distribution Dates, and in each case whether payable by the Supplemental Interest Trust Trustee or by the Swap Counterparty; and any Counterparty Payments unpaid from prior Distribution Dates.

The Trustee shall make such statement and certain other information, including without limitation, information required to be provided by the Trustee pursuant to Section 4.02 available each month to Certificateholders, the Servicer, the NIMS Insurer, the Swap Counterparty and the Rating Agencies through the Trustee's Corporate Trust home page on the world wide web. Such web page is currently located at "www.etrustee.net". The location of such web page and the procedures used therein are subject to change from time to time at the Trustee's discretion. Parties that are unable to use the above distribution options are entitled to have a paper copy mailed to them via first class mail by calling the customer service desk and indicating such. The Trustee shall have the right to change the way such statements are distributed in order to make such distribution more convenient and/or more accessible to the above parties and the Trustee shall provide timely and adequate notification to all above parties regarding any such changes.

In preparing or furnishing such statement and information, the Trustee shall be entitled to rely conclusively on the accuracy and completeness of (and shall have no liability for any errors or omissions in) the information or data provided to it by the Servicer, and, with respect to the Swap Agreement, provided to it by the Swap Counterparty and the Trustee shall not be obligated to verify, recompute, reconcile or recalculate any such information or data.

In the case of information furnished pursuant to subclauses (ii) and (iii) above, the amounts shall be expressed in a separate section of the report as a dollar amount for each Class for each $1,000 original dollar amount as of the Closing Date.

Upon request by any Certificateholder, the Servicer, as soon as reasonably practicable, shall provide the requesting Certificateholder with such information as is necessary and appropriate, in the Servicer's sole discretion, for purposes of satisfying applicable reporting requirements under Rule 144A of the Securities Act.

(b) Within a reasonable period of time after the end of each calendar year, the Trustee shall, upon written request, furnish to each Person who at any time during the calendar year was a Certificateholder of a Regular Certificate, if requested in writing by such Person, such information as is reasonably necessary to provide to such Person a statement containing the information set forth in subclauses (ii) and (iii) above, aggregated for such calendar year or applicable portion thereof during which such Person was a Certificateholder. Such obligation of the Trustee shall be deemed to have been satisfied to the extent that substantially comparable information shall be prepared and furnished by the Trustee to Certificateholders pursuant to any requirements of the Code as are in force from time to time.

(c)   On each Distribution Date, the Trustee shall make available to the Holders of the Residual Certificates and the NIMS Insurer a copy of the reports made available to the Regular Certificateholders in respect of such Distribution Date with such other information as the Trustee deems necessary or appropriate.

(d)   Within a reasonable period of time after the end of each calendar year, the Trustee shall deliver to each Person who at any time during the calendar year was a Holder of a Residual Certificate, if requested in writing by such Person, such information as is reasonably necessary to provide to such Person a statement containing the information provided pursuant to the previous paragraph aggregated for such calendar year or applicable portion thereof during which such Person was a Holder of a Residual Certificate. Such obligation of the Trustee shall be deemed to have been satisfied to the extent that substantially comparable information shall be prepared and furnished to Certificateholders by the Trustee pursuant to any requirements of the Code as from time to time in force.

(e)   On each Distribution Date the Trustee shall provide Bloomberg Financial Markets, L.P. ("Bloomberg") CUSIP level factors for each Class of Certificates as of such Distribution Date, using a format and media mutually acceptable to the Trustee and Bloomberg.

Section 4.07 *Compliance with Withholding Requirements*. Notwithstanding any other provision of this Agreement, the Trustee shall comply with all federal withholding requirements respecting payments to Certificateholders of interest or original issue discount that the Trustee reasonably believes are applicable under the Code. The consent of Certificateholders shall not be required for such withholding. In the event the Trustee does withhold any amount from interest or original issue discount payments or advances thereof to any Certificateholder pursuant to federal withholding requirements, the Trustee shall indicate the amount withheld to such Certificateholders.

Section 4.08 *Commission Reporting.*

(a)   The Trustee and the Servicer shall reasonably cooperate with the Company in connection with the Trust's satisfying the reporting requirements under the Exchange Act.

(i)   Within 15 days after each Distribution Date, the Company shall, in accordance with industry standards and applicable regulations, file with the Commission via the Electronic Data Gathering Analysis and Retrieval System ("EDGAR"), a Distribution Report on Form 10-D, signed by the Company, with a copy of the monthly statement to be furnished by the Trustee to the Certificateholders for such Distribution Date and detailing all data elements specified in Item 1121(a) of Regulation AB as part of the monthly statement or otherwise as part of the Form 10-D; *provided* that the Company shall have received no later than 12:00 p.m. P.S.T. 2 Business Days prior to the date such Distribution Report on Form 10-D is required to be filed, all information required to be provided to the Company as described in clause (a)(iv) below.

(ii)　　The Company will prepare and file Current Reports on Form 8-K in respect of the Trust, as and when required.

(iii)　　Prior to January 30 of the first year in which the Company is able to do so under applicable law, the Company shall, in accordance with industry standards and applicable regulations, file a Form 15 Suspension Notice with respect to the Trust Fund, if applicable. Prior to (x) March 15 of the year following the year of the execution of this Agreement and (y) unless and until a Form 15 Suspension Notice shall have been filed, prior to March 15 of each year thereafter, the Servicer shall provide the Company with an annual statement of compliance, together with a copy of the assessment of compliance and attestation report to be delivered by the Servicer pursuant to Section 3.20 (including with respect to any subservicer or subcontractor, if required to be filed). Prior to (x) March 31, of the year following the year of the execution of this Agreement and (y) unless and until a Form 15 Suspension Notice shall have been filed, March 31 of each year thereafter, the Company shall, subject to subsection (d) below, file a Form 10-K, in substance as required by applicable law or applicable Securities and Exchange Commission staff's interpretations and conforming to industry standards, with respect to the Trust. Such Form 10-K shall include the assessment of compliance, attestation report, annual statements of compliance and other documentation provided by the Servicer pursuant to Section 3.20 (including with respect to any subservicer or subcontractor, if required to be filed) and Section 3.20 with respect to the Trustee, and the Form 10-K certification (the "Certification") signed by the senior officer of the Company in charge of securitization; *provided* that the Company shall have received no later than March 15 of each calendar year prior to the filing deadline for the Form 10-K all information, data and exhibits required to be provided or filed with such Form 10-K and required to be provided to the Company as described in clause (a)(iv) below. If they are not so timely delivered, the Company shall file an amended Form 10-K including such documents as exhibits reasonably promptly after they are delivered to the Company.

(iv)　　As to each item of information required to be included in any Form 10-D, Form 8-K or Form 10-K, the Company's obligation to include the information in the applicable report is subject to receipt from the entity that is indicated in Exhibit K as the responsible party for providing that information, if other than the Trustee or the Company, as applicable, as and when required as described above. Each of the Trustee, the Servicer and the Company, as applicable, hereby agree to notify and provide to the Trustee and the Company all information that is required to be included in any Form 10-D, Form 8-K or Form 10-K, with respect to which that entity is indicated in Exhibit K as the responsible party for providing that information. The Servicer shall be responsible for determining the pool concentration applicable to any subservicer or originator at any time, for purposes of disclosure as required by Items 1117 and 1119 of Regulation AB.

(b)　　The Company shall prepare and the appropriate person shall execute, in accordance with the Exchange Act or any other applicable law, any certification required under the Exchange Act or any other applicable law to accompany the Form 10-K or any other periodic report. The Trustee shall sign a back-up certification (in the form attached hereto as Exhibit P) for the benefit of the Company and its officers, directors and Affiliates. The Trustee shall indemnify and hold harmless the Company, the Servicer and each Person, if any, who "controls" the Company or the Servicer within the meaning of the Securities Act of 1933, as amended, and their respective officers and directors from and against any losses, damages, penalties, fines, forfeitures, reasonable and necessary legal fees and related costs, judgments and other costs and expenses arising out of or based upon (i) a breach of the Trustee's obligations under Section 8.18 to provide the assessment of compliance until a Form 15 is filed, Section 4.06(a) to provide statements as specified in Section 4.06(a), Section 4.08(a)(iv) to provide certain information to be included in any Form 10-D, Form 8-K or Form 10-K or this Section 4.08(b) to provide backup certification or (ii) any material misstatement or omission in (A) the Certification made in reliance on any material misstatement or omission contained in the certification provided by the Trustee in the form of Exhibit P or in the assessment of compliance provided to the Trustee pursuant to Section 8.18 until a Form 15 is filed or (B) the information provided by the Trustee pursuant to Section 4.08(a)(iv) for inclusion in any Form 10-D, Form 8-K or Form 10-K or in the statement provided by the Trustee pursuant to Section 4.06(a) unless such misstatement or omission is based on the information provided to the Trustee by the Servicer, the Company or the Swap Counterparty. The Servicer shall indemnify and hold harmless the Company, the Trustee and each Person, if any, who "controls" the Company or the Trustee within the meaning of the Securities Act of 1933, as amended, and their respective officers and directors from and against any losses, damages, penalties, fines, forfeitures, reasonable and necessary legal fees and related costs, judgments and other costs and expenses arising out of or based upon (i) a breach of the Servicer's obligations under Section 3.20 or Section 4.08 or (ii) any material misstatement or omission in the Certification made in reliance on any material misstatement or omission contained in any certification provided by the Servicer under this Section 4.08 or in the Officer's Certificate provided pursuant to Section 3.20(e) or the Assessment of Compliance provided pursuant to Section 3.20(e). If the indemnification provided for herein is unavailable or insufficient to hold harmless the indemnified party, then (i) the Trustee agrees that in connection with (a) a breach of the Trustee's obligations under Section 8.18 to provide the assessment of compliance until a Form 15 is filed, Section 4.06(a) to provide statements as specified in Section 4.06(a), Section 4.08(a)(iv) to provide information to be included in any Form 10-D, Form 8-K or Form 10-K or this Section 4.08(b) to provide backup certification or (b) any material misstatement or omission in (A) the Certification made in reliance on any material misstatement or omission contained in the certification provided by the Trustee in the form of Exhibit P or in the assessment of compliance provided pursuant to Section 8.18 until a Form 15 is filed, or (B) the information provided by the Trustee pursuant to Section 4.08(a)(iv) for inclusion in any Form 10-D, Form 8-K or Form 10-K or in the statement provided by the Trustee pursuant to Section 4.06(a) unless such misstatement or omission is based on the information provided to the Trustee by the Servicer, the Company or the Swap Counterparty that it shall contribute to the amount paid or payable by the Company and/or the Servicer as a result of the losses, claims, damages or liabilities of the Company and/or the Servicer in such proportion as is appropriate to reflect the relative fault of the Company or the Servicer, as the case may be, on the one hand and the Trustee on the other and (ii) the Servicer agrees that it shall contribute to the amount paid or payable by the Company and/or the Trustee as a result of the losses, claims, damages or liabilities of the Company and/or the Trustee in such proportion as is appropriate to reflect the relative fault of the Company or the Trustee, as the case may be, on the one hand and the Servicer on the other in connection with (a) a breach of the Servicer's obligations under this Section 4.08(b) or (b) any material misstatement or omission in the Certification made in reliance on any material misstatement or omission contained in the certification provided by the Servicer under this Section 4.08 or in the Officer's Certificate provided pursuant to Section 3.20(e) or the Assessment of Compliance provided pursuant to Section 3.20(a).

Section 4.09   *Supplemental Interest Trust.*

(a)   On the Closing Date, there is hereby established a separate common law trust (the "Supplemental Interest Trust"), into which the Company shall deposit: (i) the Swap Agreement and (ii) $1,000.   The Supplemental Interest Trust shall be maintained by the Supplemental Interest Trust Trustee, who initially, shall be the Trustee. On the Closing Date, the Supplemental Interest Trust Trustee shall establish and maintain in its name, a separate non-interest bearing account for the benefit of the Holders of the Class A Certificates, the Mezzanine Certificates, the Class B Certificates and the Class C Certificates (the "Supplemental Interest Account"), to be held in the Supplemental Interest Trust into which the Company shall initially deposit $1,000. The Supplemental Interest Account shall be with an Eligible Institution, and funds on deposit therein shall be held separate and apart from, and shall not be commingled with, any other moneys, including, without limitation, other moneys of the Trustee or of the Supplemental Interest Trust Trustee held pursuant to this Agreement.

(b)   The Supplemental Interest Trust Trustee shall deposit, to the extent of REMIC I Available Distribution Amount, into the Supplemental Interest Account any amounts required to be paid to the Supplemental Interest Trust Trustee pursuant to Section 4.05 and shall distribute from the Supplemental Interest Account any such amounts to the Swap Counterparty as required by Section 4.05(f). The Supplemental Interest Trust Trustee shall deposit into the Supplemental Interest Account any amounts received from the Swap Counterparty and shall distribute from the Supplemental Interest Account any such amounts to the Swap Counterparty and to the Holders of the Class A Certificates, the Mezzanine Certificates, the Class B Certificates and the Class C Certificates as required pursuant to Section 4.05(f).

(c)   Funds in the Supplemental Interest Trust shall be invested in Eligible Investments. The Class C Certificates shall evidence ownership of the Supplemental Interest Trust for federal income tax purposes and the Holders of the majority of the Percentage Interest thereof shall direct the Supplemental Interest Trust Trustee, in writing, as to investment of amounts on deposit therein. All income and gain earned upon such investment shall be deposited into the Supplemental Interest Account.

(d)   To the extent that the Supplemental Interest Account is determined to be a separate legal entity from the Supplemental Interest Trust Trustee, any obligation of the Supplemental Interest Trust Trustee under the Swap Agreement shall be deemed to be an obligation of the Supplemental Interest Trust.

(e)   The Trustee shall treat the Supplemental Interest Trust as an outside reserve fund within the meaning of Treasury Regulation 1.860G-2(h) that is owned by the Holders of the Class C Certificates and that is not an asset of any REMIC.

Section 4.10   *Preference Claims*. The Trustee shall promptly notify the NIMS Insurer of any proceeding or the institution of any action, of which a Responsible Officer of the Trustee has actual knowledge, seeking the avoidance as a preferential transfer under applicable bankruptcy, insolvency, receivership or similar law (a "<u>Preference Claim</u>") of any distribution made with respect to the Class C Certificates or the Class P Certificates. Each Holder of the Class C Certificates or the Class P Certificates, by its purchase of such Certificates, the Servicer, the Trustee and the Delaware Trustee hereby agree that the NIMS Insurer may at any time during the continuation of any proceeding relating to a Preference Claim direct all matters relating to such Preference Claim, including, without limitation, (i) the direction of any appeal of any order relating to such Preference Claim and (ii) the posting of any surety, supersedeas or performance bond pending any such appeal. In addition and without limitation of the foregoing, the NIMS Insurer shall be subrogated to the rights of the Servicer, the Trustee, the Delaware Trustee and each Holder of the Class C Certificates and the Class P Certificates in the conduct of any such Preference Claim, including, without limitation, all rights of any party to an adversary proceeding action with respect to any court order issued in connection with any such Preference Claim; *provided, however*, that the NIMS Insurer will not have any rights with respect to any Preference Claim set forth in this paragraph unless the Trustee, as indenture trustee or indenture administrator with respect to the Insured NIM Notes or the holder of any Insured NIM Notes has been required to relinquish a distribution made on the Class C Certificates, the Class P Certificates or the Insured NIM Notes, as applicable, and the NIMS Insurer made a payment in respect of such relinquished amount.

ARTICLE V

The Certificates

Section 5.01   *The Certificates.*

(a)   The Certificates shall be substantially in the forms set forth in Exhibit A and B with the additional insertion from Exhibit H attached hereto, and shall be executed by the Trustee on behalf of the Trust, authenticated by the Trustee (or any duly appointed Authenticating Agent) and delivered (i) upon and pursuant to the order of the Company and (ii) upon receipt by the Trustee of the documents specified in Section 2.04. The Certificates shall be issuable in Authorized Denominations. Certificates shall be executed by manual or facsimile signature on behalf of the Trust by authorized officers of the Trustee. Certificates bearing the manual or facsimile signatures of individuals who were at the time of execution the proper officers of the Trustee shall bind the Trust, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Certificates or did not hold such offices at the date of such Certificates. No Certificate shall be entitled to any benefit under this Agreement, or be valid for any purpose, unless there appears on such Certificate a certificate of authentication substantially in the form provided for herein executed by the Trustee or any Authenticating Agent by manual signature, and such certificate upon any Certificate shall be conclusive evidence, and the only evidence, that such Certificate has been duly authenticated and delivered hereunder. All Certificates shall be dated the date of their authentication.

(b)   The following definitions apply for purposes of this Section 5.01: "<u>Disqualified Organization</u>" means any Person which is not a Permitted Transferee, but does not include any

"Pass-Through Entity" which owns or holds a Residual Certificate and of which a Disqualified Organization, directly or indirectly, may be a stockholder, partner or beneficiary; "Pass-Through Entity" means any regulated investment company, real estate investment trust, common trust fund, partnership, trust or estate, and any organization to which Section 1381 of the Code applies; "Ownership Interest" means, with respect to any Residual Certificate, any ownership or security interest in such Residual Certificate, including any interest in a Residual Certificate as the Holder thereof and any other interest therein whether direct or indirect, legal or beneficial, as owner or as pledgee; "Transfer" means any direct or indirect transfer or sale of, or directly or indirectly transferring or selling any Ownership Interest in a Residual Certificate; and "Transferee" means any Person who is acquiring by Transfer any Ownership Interest in a Residual Certificate.

(c)   Restrictions on Transfers of the Residual Certificates to Disqualified Organizations are set forth in this Section 5.01(c).

(i)   Each Person who has or who acquires any Ownership Interest in a Residual Certificate shall be deemed by the acceptance or acquisition of such Ownership Interest to have agreed to be bound by the following provisions and to have irrevocably authorized the Trustee or its designee under clause (iii)(A) below to deliver payments to a Person other than such Person and to negotiate the terms of any mandatory sale under clause (iii)(B) below and to execute all instruments of transfer and to do all other things necessary in connection with any such sale. The rights of each Person acquiring any Ownership Interest in a Residual Certificate are expressly subject to the following provisions:

(A)   Each Person holding or acquiring any Ownership Interest in a Residual Certificate shall be a Permitted Transferee and shall promptly notify the Trustee of any change or impending change in its status as a Permitted Transferee.

(B)   In connection with any proposed Transfer of any Ownership Interest in a Residual Certificate to a U.S. Person (other than in connection with any Transfer to an Affiliate of the Company), the Trustee shall require delivery to it, and shall not register the Transfer of any Residual Certificate until its receipt of (1) an affidavit and agreement (a "Transferee Affidavit and Agreement") attached hereto as Exhibit J from the proposed Transferee, in form and substance satisfactory to the Company, representing and warranting, among other things, that it is not a Non-U.S. Person, that such transferee is a Permitted Transferee, that it is not acquiring its Ownership Interest in the Residual Certificate that is the subject of the proposed Transfer as a nominee, trustee or agent for any Person who is not a Permitted Transferee, that for so long as it retains its Ownership Interest in a Residual Certificate, it will endeavor to remain a Permitted Transferee, and that it has reviewed the provisions of this Section 5.01(c) and agrees to be bound by them, and (2) a certificate, attached hereto as Exhibit I, from the Holder wishing to transfer the Residual Certificate, in form and substance satisfactory to the Company, representing and warranting, among other things, that no purpose of the proposed Transfer is to allow such Holder to impede the assessment or collection of tax.

(C)   Notwithstanding the delivery of a Transferee Affidavit and Agreement by a proposed Transferee under clause (B) above, if the Trustee has actual knowledge that the proposed Transferee is not a Permitted Transferee, no Transfer of an Ownership Interest in a Residual Certificate to such proposed Transferee shall be effected.

(D)   Other than in connection with a Transfer to an Affiliate of the Company, each Person holding or acquiring any Ownership Interest in a Residual Certificate agrees by holding or acquiring such Ownership Interest (i) to require a Transferee Affidavit and Agreement from any other Person to whom such Person attempts to transfer its Ownership Interest and to provide a certificate to the Trustee in the form attached hereto as Exhibit J; (ii) to obtain the express written consent of the Company prior to any transfer of such Ownership Interest, which consent may be withheld in the Company's sole discretion; and (iii) to provide a certificate to the Trustee in the form attached hereto as Exhibit I.

(ii)   Other than in connection with a Transfer to an Affiliate of the Company, the Trustee shall register the Transfer of any Residual Certificate only if it shall have received the Transferee Affidavit and Agreement, a certificate of the Holder requesting such transfer in the form attached hereto as Exhibit J and all of such other documents as shall have been reasonably required by the Trustee as a condition to such registration.

(iii)   (A)   If any "disqualified organization" (as defined in Section 860E(e)(5) of the Code) shall become a holder of a Residual Certificate, then the last preceding Permitted Transferee shall be restored, to the extent permitted by law, to all rights and obligations as Holder thereof retroactive to the date of registration of such Transfer of such Residual Certificate. If any Non-U.S. Person shall become a holder of a Residual Certificate, then the last preceding holder which is a U.S. Person shall be restored, to the extent permitted by law, to all rights and obligations as Holder thereof retroactive to the date of registration of the Transfer to such Non-U.S. Person of such Residual Certificate. If a transfer of a Residual Certificate is disregarded pursuant to the provisions of Treasury Regulations Section 1.860E-1 or Section 1.860G-3, then the last preceding Permitted Transferee shall be restored, to the extent permitted by law, to all rights and obligations as Holder thereof retroactive to the date of registration of such Transfer of such Residual Certificate. Neither the Trust nor the Trustee shall be under any liability to any Person for any registration of Transfer of a Residual Certificate that is in fact not permitted by this Section 5.01(c) or for making any payments due on such Certificate to the holder thereof or for taking any other action with respect to such holder under the provisions of this Agreement.

(B)   If any purported Transferee shall become a Holder of a Residual Certificate in violation of the restrictions in this Section 5.01(c) and to the extent that the retroactive restoration of the rights of the Holder of such Residual Certificate as described in clause (iii)(A) above shall be invalid, illegal or unenforceable, then the Company shall have the right, without notice to the Holder or any prior Holder of such Residual Certificate, to sell such Residual Certificate to a purchaser selected by the Company on such terms as the Company may choose. Such purported Transferee shall promptly endorse and deliver each Residual Certificate in accordance with the instructions of the Company. Such purchaser may be the Company itself or any affiliate of the Company. The proceeds of such sale, net of the commissions (which may include commissions payable to the Company or its affiliates), expenses and taxes due, if any, shall be remitted by the Company to such purported Transferee. The terms and conditions of any sale under this clause (iii)(B) shall be determined in the sole discretion of the Company, and the Company shall not be liable to any Person having an Ownership Interest in a Residual Certificate as a result of its exercise of such discretion.

(iv)   The Servicer shall make available, upon written request from the Trustee, all information necessary to compute any tax imposed (A) as a result of the Transfer of an Ownership Interest in a Residual Certificate to any Person who is not a Permitted Transferee, including the information regarding "excess inclusions" of such Residual Certificates required to be provided to the Internal Revenue Service and certain Persons as described in Treasury Regulation Section 1.860D-1(b)(5), and (B) as a result of any regulated investment company, real estate investment trust, common trust fund, partnership, trust, estate or organizations described in Section 1381 of the Code having as among its record holders at any time any Person who is not a Permitted Transferee. Reasonable compensation for providing such information may be required by the Servicer from such Person.

(v)   The provisions of this Section 5.01 set forth prior to this Section (v) may be modified, added to or eliminated by the Company, the Servicer and the Trustee, with the consent of the NIMS Insurer, provided that there shall have been delivered to the Trustee the following:

(A)   written notification from each of the Rating Agencies to the effect that the modification, addition to or elimination of such provisions will not cause such Rating Agency to downgrade its then-current Ratings of the Certificates; and

(B)   an Opinion of Counsel, in form and substance satisfactory to the Company and NIMS Insurer (as evidenced by certificates of the Company and the NIMS Insurer), to the effect that such modification, addition to or absence of such provisions will not cause REMIC I, REMIC II, REMIC III, REMIC IV, REMIC V or REMIC VI to cease to qualify as a REMIC and will not create a risk that (1) REMIC I, REMIC II, REMIC III, REMIC IV, REMIC V or REMIC VI may be subject to an entity-level tax caused by the Transfer of any Residual Certificate to a Person which is not a Permitted Transferee or (2) a Certificateholder or another Person will be subject to a REMIC-related tax caused by the Transfer of a Residual Certificate to a Person which is not a Permitted Transferee.

(vi)   The following legend shall appear on all Residual Certificates:

UNLESS OTHERWISE PROVIDED IN THE POOLING AGREEMENT, ANY RESALE, TRANSFER OR OTHER DISPOSITION OF THIS CERTIFICATE MAY BE MADE ONLY IF THE PROPOSED TRANSFEREE PROVIDES A TRANSFER AFFIDAVIT TO THE COMPANY AND THE TRUSTEE THAT (1) SUCH TRANSFEREE IS NOT EITHER (A) THE UNITED STATES, ANY STATE OR POLITICAL SUBDIVISION THEREOF, ANY FOREIGN GOVERNMENT, ANY INTERNATIONAL ORGANIZATION, OR ANY AGENCY OR INSTRUMENTALITY OF ANY OF THE FOREGOING, (B) ANY ORGANIZATION (OTHER THAN A COOPERATIVE DESCRIBED IN SECTION 521 OF THE CODE) WHICH IS EXEMPT FROM THE TAX IMPOSED BY CHAPTER 1 OF THE CODE UNLESS SUCH ORGANIZATION IS SUBJECT TO THE TAX IMPOSED BY SECTION 511 OF THE CODE, (C) ANY ORGANIZATION DESCRIBED IN SECTION 1381(a)(2)(C) OF THE CODE (ANY SUCH PERSON DESCRIBED IN THE FOREGOING CLAUSES (A), (B), OR (C) BEING HEREINAFTER REFERRED TO AS A "DISQUALIFIED ORGANIZATION"), OR (D) AN AGENT OF A DISQUALIFIED ORGANIZATION AND (2) NO PURPOSE OF SUCH TRANSFER IS TO ENABLE THE TRANSFEROR TO IMPEDE THE ASSESSMENT OR COLLECTION OF TAX. SUCH AFFIDAVIT SHALL INCLUDE CERTAIN REPRESENTATIONS AS TO THE FINANCIAL CONDITION OF THE PROPOSED TRANSFEREE. NOTWITHSTANDING THE REGISTRATION IN THE CERTIFICATE REGISTER OF ANY TRANSFER, SALE OR OTHER DISPOSITION OF THIS CLASS R CERTIFICATE TO A DISQUALIFIED ORGANIZATION OR AN AGENT OF A DISQUALIFIED ORGANIZATION, SUCH REGISTRATION SHALL BE DEEMED TO BE OF NO LEGAL FORCE OR EFFECT WHATSOEVER AND SUCH PERSON SHALL NOT BE DEEMED TO BE A CERTIFICATEHOLDER FOR ANY PURPOSE HEREUNDER, INCLUDING, BUT NOT LIMITED TO, THE RECEIPT OF DISTRIBUTIONS ON THIS CERTIFICATE. EACH HOLDER OF THE CLASS R CERTIFICATE BY ACCEPTANCE OF THIS CERTIFICATE SHALL BE DEEMED TO HAVE CONSENTED TO THE PROVISIONS OF THIS PARAGRAPH.

(vii)   The Tax Matters Person for each of REMIC I, REMIC II, REMIC III, REMIC IV, REMIC V and REMIC VI, while not a Disqualified Organization, shall be the tax matters person for the related REMIC within the meaning of Section 6231(a)(7) of the Code and Treasury Regulation Section 1.860F-4(d).

(d)   No transfer, sale, pledge or other disposition of any Class B Certificate, Class C Certificate, Class P Certificate or Residual Certificate shall be made unless such disposition is exempt from the registration requirements of the Securities Act and any applicable state securities laws or is made in accordance with the Securities Act and laws. In the event of any such transfer of any Class B Certificate to be made without registration under the Securities Act (other than in connection with the initial sale of the Class B Certificates to the initial purchasers or the initial issuance thereof), then the Trustee shall refuse to register such transfer unless it receives (and upon receipt, may conclusively rely upon) a Certificate from the Class B Certificateholder desiring to effect such transfer substantially in the form attached as Exhibit Q-1 hereto and a Certificate from such Class B Certificateholder's prospective transferee substantially in the form attached as Exhibit Q-2 hereto (which in the case of the Book-Entry Certificates, the Class B Certificateholder's prospective transferee will be deemed to have represented such certification). In the event of any such transfer of any Class C Certificate, Class P Certificate or Residual Certificate (other than in connection with (i) the initial transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Company to the Seller, (ii) the transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Seller to an Affiliate of the Seller or to a trust, the depositor of which is an Affiliate of the Seller, (iii) the transfer of any Class C Certificate, Class P Certificate or Residual Certificates by an Affiliate of the Seller to one or more entities sponsored by such Affiliate or to a trust, the depositor of which is one or more entities sponsored by such Affiliate or (iv) a subsequent transfer of any Class C Certificates, Class P Certificates or Residual Certificates to the Seller or its designee by such entity or trust described in clauses (ii) or (iii) above to which the Certificates were previously transferred in reliance on clauses (ii) or (iii) above) (i) unless such transfer is made in reliance upon Rule 144A (as evidenced by the investment letter delivered to the Trustee, in substantially the form attached hereto as Exhibit L) under the Securities Act, the Trustee and the Company shall require a written Opinion of Counsel (which may be in-house counsel) acceptable to and in form and substance reasonably satisfactory to the Trustee and the Company that such transfer may be made pursuant to an exemption, describing the applicable exemption and the basis therefor, from the Securities Act or is being made pursuant to the Securities Act, which Opinion of Counsel shall not be an expense of the Trustee, the Delaware Trustee, the Trust Fund or the Company or (ii) the Trustee shall require the transferor to execute a transferor certificate (in substantially the form attached hereto as Exhibit N) and the transferee to execute an investment letter (in substantially the form attached hereto as Exhibit N) acceptable to and in form and substance reasonably satisfactory to the Company and the Trustee certifying to the Company and the Trustee the facts surrounding such transfer, which investment letter shall not be an expense of the Trustee or the Company. The Holder of a Class B Certificate, Class C Certificate, Class P Certificate or Residual Certificate desiring to effect such transfer shall, and does hereby agree to, indemnify the Trustee, the Delaware Trustee, the Company and the Trust Fund against any liability that may result if the transfer is not so exempt or is not made in accordance with such federal and state laws.

(e)   For so long as the Supplemental Interest Trust is in existence, no transfer of a Class A Certificate or Mezzanine Certificate shall be made unless the Trustee shall have received a representation letter from the transferee of such Certificate, substantially in the form set forth in Exhibit O, to the effect that either (i) it is neither a Plan nor a Person acting on behalf of any such Plan or using the assets of any such Plan to effect such transfer or (ii) it is an accredited investor within the meaning of Prohibited Transaction Exemption 2002-41, as amended from time to time (the "Exemption") and   the acquisition and holding of such Certificate and the separate right to receive payments from the Supplemental Interest Trust Trustee are eligible for the exemptive relief available under Prohibited Transaction Class Exemption ("PTCE") 84-14 (for transactions by independent "qualified professional asset managers"), 91-38 (for transactions by bank collective investment funds), 90-1 (for transactions by insurance company pooled separate accounts), 95-60 (for transactions by insurance company general accounts) or 96-23 (for transactions effected by "in-house asset managers"). If the Class A Certificate, or the Mezzanine Certificate is a Book-Entry Certificate, the transferee will be deemed to have made a representation as provided in clause (i) or (ii) of this paragraph, as applicable.

Subsequent to the termination of the Supplemental Interest Trust, no transfer of a Mezzanine Certificate shall be made unless the Trustee shall have received a representation letter from the transferee of such Certificate, substantially in the form set forth in Exhibit O, to the effect that either (i) it is neither a Plan nor a Person acting on behalf of any such Plan or using the assets of any such Plan to effect such transfer or (ii) it has acquired and is holding such Certificate in reliance on the Exemption, and that it understands that there are certain conditions to the availability of the Exemption, including that the certificate must be rated, at the time of purchase, not lower than "BBB-"(or its equivalent) by S&P, Fitch or Moody's, and the Certificate is so rated or (iii) (1) it is an insurance company, (2) the source of funds used to acquire or hold the certificate or interest therein is an "insurance company general account," as such term is defined in PTCE 95-60, and (3) the conditions in Sections I and III of PTCE 95-60 have been satisfied. If the Mezzanine Certificate is a Book-Entry Certificate, the transferee will be deemed to have made a representation as provided in clause (i), (ii) or (iii) of this paragraph, as applicable.

For so long as the Supplemental Interest Trust is in existence, no transfer of a Class B Certificate shall be made unless the Trustee shall have received a representation letter from the transferee of such Certificate, substantially in the form set forth in Exhibit O, to the effect that either (i) it is neither a Plan nor a Person acting on behalf of any such Plan or using the assets of any such Plan to effect such transfer or (ii) the Plan is an accredited investor within the meaning of the Exemption and such acquisition or holding is eligible for the exemptive relief available under PTCE 95-60 (for transactions by insurance company general accounts). If the Class B Certificate is a Book-Entry Certificate, the transferee will be deemed to have made a representation as provided in clause (i) or (ii) of this paragraph, as applicable.

Subsequent to the termination of the Supplemental Interest Trust, no transfer of a Class B Certificate shall be made unless the Trustee shall have received a representation letter from the transferee of such Certificate, substantially in the form set forth in Exhibit O, to the effect that either (i) it is neither a Plan nor a Person acting on behalf of any such Plan or using the assets of any such Plan to effect such transfer or it is not a Plan or a trustee or other Person acting on behalf of a Plan or using "plan assets" of a Plan to effect such transfer or (ii) it is an insurance company, the source of funds used to acquire or hold the certificates is an "insurance company general account" as that term is defined in PTCE 95-60, and the conditions in Sections I and III of PTCE 95-60 have been satisfied. If the Class B Certificate is a Book-Entry Certificate, the transferee will be deemed to have made a representation as provided in clause (i) or (ii) of this paragraph, as applicable.

No transfer of a Class C Certificate, Class P Certificate or Residual Certificate or any interest therein shall be made to any Plan subject to ERISA or Section 4975 of the Code, any Person acting, directly or indirectly, on behalf of any such Plan or any Person acquiring such Certificates with "Plan Assets" of a Plan within the meaning of the Department of Labor regulation promulgated at 29 C.F.R. § 2510.3-101 ("Plan Assets") unless, in the case of the Class C Certificates or the Class P Certificates, the Company, the Trustee and the Servicer are provided with an Opinion of Counsel which establishes to the satisfaction of the Company, the Trustee and the Servicer that the purchase of such Certificates is permissible under applicable law, will not constitute or result in any prohibited transaction under ERISA or Section 4975 of the Code and will not subject the Company, the Servicer, the Trustee, the Delaware Trustee, or the Trust Fund to any obligation or liability (including obligations or liabilities under ERISA or Section 4975 of the Code) in addition to those undertaken in this Agreement, which Opinion of Counsel shall not be an expense of the Company, the Servicer, the Trustee, the Delaware Trustee, or the Trust Fund. Neither an Opinion of Counsel nor any certification will be required in connection with the (i) initial transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Company to the Seller, (ii) the transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Seller to an Affiliate of the Seller or to a trust, the depositor of which is an Affiliate of the Seller, (iii) the transfer of any Class C Certificates, Class P Certificates or Residual Certificates by an Affiliate of the Seller to one or more entities sponsored by such Affiliate or to a trust the depositor of which is one or more entities sponsored by such Affiliate or (iv) a subsequent transfer of any Class C Certificates, Class P Certificates or Residual Certificates to the Seller or its designee by such entity or trust described in clauses (ii) or (iii) above to which the Certificates were previously transferred in reliance on clauses (ii) or (iii) above (in which case, the Company, the Seller, any such Affiliate and such entities sponsored by such Affiliate shall have deemed to have represented that the applicable transferee is not a Plan or a Person investing Plan Assets) and the Trustee shall be entitled to conclusively rely upon a representation (which, upon the request of the Trustee, shall be a written representation) from the Company of the status of each transferee, the Seller or such an Affiliate. Each transferee of a Class C Certificate, Class P Certificate or Residual Certificate shall sign a letter substantially in the form of Exhibit O to demonstrate its compliance with this Section 5.01(e) (other than in connection with the (i) initial transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Company to the Seller, (ii) the transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Seller to an Affiliate of the Seller or to a trust, the depositor of which is an Affiliate of the Seller, (iii) the transfer of any Class C Certificates, Class P Certificates or Residual Certificates by an Affiliate of the Seller to one or more entities sponsored by such Affiliate or to a trust the depositor of which is one or more entities sponsored by such Affiliate or (iv) a subsequent transfer of any Class C Certificates, Class P Certificates or Residual Certificates to the Seller or its designee by such entity or trust described in clauses (ii) or (iii) above to which the Certificates were previously transferred in reliance on clauses (ii) or (iii) above).

If any Certificate or any interest therein is acquired or held in violation of the provisions of the preceding paragraphs, the next preceding permitted beneficial owner will be treated as the beneficial owner of that Certificate retroactive to the date of transfer to the purported beneficial owner. Any purported beneficial owner whose acquisition or holding of any such Certificate or interest therein was effected in violation of the provisions of the preceding paragraph shall indemnify and hold harmless the Company, the Servicer, the Trustee, the Delaware Trustee, and the Trust Fund from and against any and all liabilities, claims, costs or expenses incurred by those parties as a result of that acquisition or holding.

To the extent permitted under applicable law (including, but not limited to, ERISA), neither the Trustee nor the Company shall have any liability to any Person for any registration or transfer of any Certificate that is in fact not permitted by this Section 5.01 or for the Trustee (or any paying agent on its behalf) making any payments due on such Certificates to the Holder thereof or taking any other action with respect to such Holder under the provisions of this Agreement so long as the transfer was registered by Trustee in accordance with the foregoing requirements. In addition, none of the Trustee nor the Company shall be required to monitor, determine or inquire as to compliance with the transfer restrictions with respect to any Certificate in the form of a Book-Entry Note, and neither the Trustee nor the Company shall have any liability for transfers of Book-Entry Notes or any interests therein made in violation of the restrictions on transfer described in the Prospectus Supplement or this Agreement.

Section 5.02   *Certificates Issuable in Classes; Distributions of Principal and Interest; Authorized Denominations*. The aggregate principal amount of the Certificates that may be authenticated and delivered under this Agreement is limited to the aggregate Principal Balance of the Mortgage Loans as of the Cut-Off Date, as specified in the Preliminary Statement to this Agreement, except for Certificates authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Certificates pursuant to Section 5.03. Such aggregate principal amount shall be allocated among one or more Classes having designations, types of interests, initial per annum Pass-Through Rates, original Certificate Principal Balances and Assumed Final Maturity Dates as specified in the Preliminary Statement to this Agreement. The aggregate Percentage Interest of each Class of Certificates of which the Class Principal Balance equals zero as of the Cut-Off Date that may be authenticated and delivered under this Agreement is limited to 100%. Certificates shall be issued in Authorized Denominations.

Section 5.03   *Registration of Transfer and Exchange of Certificates*. The Trustee on behalf of the Trust shall cause to be maintained at one of its offices or at its designated agent, a Certificate Register in which there shall be recorded the name and address of each Certificateholder. Subject to such reasonable rules and regulations as the Trustee may prescribe, the Certificate Register shall be amended from time to time by the Trustee or its agent to reflect notice of any changes received by the Trustee or its agent pursuant to Section 10.06.   The Trustee hereby appoints itself as the initial Certificate Registrar.

Upon surrender for registration of transfer of any Certificate to the Trustee at the Corporate Trust Office of the Trustee, or such other address or agency as may hereafter be provided to the Servicer in writing by the Trustee, the Trustee on behalf of the Trust shall execute, and the Trustee or any Authenticating Agent shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Certificates of Authorized Denominations. At the option of the Certificateholders, Certificates may be exchanged for other Certificates in Authorized Denominations of like Certificate Principal Balance or Percentage Interest, as applicable, upon surrender of the Certificates to be exchanged at any such office or agency. Whenever any Certificates are so surrendered for exchange, the Trustee on behalf of the Trust shall execute, and the Trustee, or any Authenticating Agent, shall authenticate and deliver, the Certificates which the Certificateholder making the exchange is entitled to receive. Every Certificate presented or surrendered for transfer shall be duly endorsed by, or be accompanied by a written instrument of transfer in form satisfactory to the Trustee or any Authenticating Agent and duly executed by, the Holder thereof or such Holder's attorney duly authorized in writing; provided that, notwithstanding anything herein or in any Certificate to the contrary, no Guaranteed Signature shall be requested if the transfer is between the Depositor and any of its Affiliates or between two Affiliates of the Depositor.

No service charge shall be made for any such exchange or transfer of Certificates, but the Trustee may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any exchange or transfer of Certificates.

All Certificates surrendered for exchange or transfer shall be cancelled by the Trustee or any Authenticating Agent.

Section 5.04 *Mutilated, Destroyed, Lost or Stolen Certificates*. If (i) any mutilated Certificate is surrendered to the Trustee or any Authenticating Agent, or (ii) the Trustee or any Authenticating Agent receives evidence to their satisfaction of the destruction, loss or theft of any Certificate, and there is delivered to the Trustee or any Authenticating Agent such security or indemnity as may be required by them to save each of them and the Trust harmless, then, in the absence of notice to the Trustee or any Authenticating Agent (and in the case of the Class C Certificates and the Class P Certificates, the NIMS Insurer) that such Certificate has been acquired by a protected purchaser, the Trustee on behalf of the Trust shall execute and the Trustee or any Authenticating Agent shall authenticate and deliver, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Certificate, a new Certificate of like Certificate Principal Balance or Percentage Interest as applicable. Upon the issuance of any new Certificate under this Section 5.04, the Trustee or any Authenticating Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee or any Authenticating Agent) connected therewith. Any replacement Certificate issued pursuant to this Section 5.04 shall constitute complete and indefeasible evidence of a beneficial interest in the Trust as if originally issued, whether or not the lost or stolen Certificate shall be found at any time.

Section 5.05 *Persons Deemed Owners*. The Company, the Servicer, the Trust, the Trustee, the Delaware Trustee, the NIMS Insurer and any agent of any of them may treat the Person in whose name any Certificate is registered as the owner of such Certificate for the purpose of receiving distributions pursuant to Article IV and for all other purposes whatsoever, and none of the Company, the Servicer, the Trust, the Trustee, the Delaware Trustee, the NIMS Insurer the Certificate Registrar or any agent thereof shall be affected by notice to the contrary.

Section 5.06 [*Reserved.*].

Section 5.07 *Book-Entry for Book-Entry Certificates*. Notwithstanding the foregoing, the Book-Entry Certificates, upon original issuance, shall be issued in the form of one or more word-processed Certificates of Authorized Denomination representing the Book-Entry Certificates, to be delivered to DTC, the initial Clearing Agency, by, or on behalf of, the Company. The Book-Entry Certificates shall initially be registered on the Certificate Register in the name of Cede & Co., the nominee of DTC, as the initial Clearing Agency, and no Beneficial Holder shall receive a definitive certificate representing such Beneficial Holder's interest in any Class of Book-Entry Certificate, except as provided above and in Section 5.09. Each Book-Entry Certificate shall bear the following legend:

> Unless this Certificate is presented by an authorized representative of The Depositor Trust Company, a New York corporation ("DTC"), to the Trust or its agent for registration of transfer, exchange, or payment, and any Certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY

TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

Unless and until definitive, fully registered Book-Entry Certificates (the "Definitive Certificates") have been issued to the Beneficial Holders pursuant to Section 5.09:

> (a)   the provisions of this Section 5.07 shall be in full force and effect with respect to the Book-Entry Certificates;

> (b)   the Servicer and the Trustee may deal with the Clearing Agency for all purposes with respect to the Book-Entry Certificates (including the making of distributions on the Book-Entry Certificates) as the sole Certificateholder;

> (c)   to the extent that the provisions of this Section 5.07 conflict with any other provisions of this Agreement, the provisions of this Section 5.07 shall control; and

> (d)   the rights of the Beneficial Holders shall be exercised only through the Clearing Agency and the DTC Participants and shall be limited to those established by law and agreements between such Beneficial Holders and the Clearing Agency and/or the DTC Participants. Pursuant to the Depositary Agreement, unless and until Definitive Certificates are issued pursuant to Section 5.09, the initial Clearing Agency will make book-entry transfers among the DTC Participants and receive and transmit distributions of principal and interest on the related Class of Book-Entry Certificates to such DTC Participants.

For purposes of any provision of this Agreement requiring or permitting actions with the consent of, or at the direction of, Holders of Book-Entry Certificates evidencing a specified Percentage Interest, such direction or consent may be given by the Clearing Agency at the direction of Beneficial Holders owning Book-Entry Certificates evidencing the requisite Percentage Interest represented by the Book-Entry Certificates. The Clearing Agency may take conflicting actions with respect to the Book-Entry Certificates to the extent that such actions are taken on behalf of the Beneficial Holders.

Section 5.08   *Notices to Clearing Agency*. Whenever notice or other communication to the Certificateholders is required under this Agreement, unless and until Definitive Certificates shall have been issued to the related Certificateholders pursuant to Section 5.09, the Trustee shall give all such notices and communications specified herein to be given to Holders of the Book-Entry Certificates to the Clearing Agency which shall give such notices and communications to the related DTC Participants in accordance with its applicable rules, regulations and procedures.

Section 5.09   *Definitive Certificates*. If (a) the Clearing Agency or the Servicer notifies the Trustee in writing that the Clearing Agency is no longer willing or able to discharge properly its responsibilities under the Depositary Agreement with respect to the Book-Entry Certificates and the Trustee or the Servicer is unable to locate a qualified successor, (b) the Servicer, to the extent permitted by law, advises the Trustee in writing that it elects to terminate the book-entry system with respect to the Book-Entry Certificates through the Clearing Agency or (c) after the occurrence of an Event of Default, Certificateholders holding Book-Entry Certificates evidencing Percentage Interests aggregating not less than 66⅔% of the aggregate Certificate Principal Balance of such Certificates advise the Trustee and the Clearing Agency through DTC Participants in writing that the continuation of a book-entry system with respect to the Book-Entry Certificates through the Clearing Agency is no longer in the best interests of the Certificateholders with respect to such Certificates, the Trustee shall notify all Certificateholders of Book-Entry Certificates of the occurrence of any such event and of the availability of Definitive Certificates. Upon surrender to the Trustee of the Book-Entry Certificates by the Clearing Agency, accompanied by registration instructions from the Clearing Agency for registration, the Trustee on behalf of the Trust shall execute and the Trustee or any Authenticating Agent shall authenticate and deliver the Definitive Certificates. Neither the Company, the Servicer, the Trust nor the Trustee shall be liable for any delay in delivery of such instructions and may conclusively rely on, and shall be protected in relying on, such instructions. Upon the issuance of Definitive Certificates for all of the Certificates all references herein to obligations imposed upon or to be performed by the Clearing Agency shall be deemed to be imposed upon and performed by the Trustee, to the extent applicable with respect to such Definitive Certificates, and the Trustee shall recognize the Holders of Definitive Certificates as Certificateholders hereunder.

Section 5.10 *Office for Transfer of Certificates*. The Trustee on behalf of the Trust shall maintain an office or agency where Certificates may be surrendered for registration of transfer or exchange. The Corporate Trust Office is initially designated for said purposes.

Section 5.11 *Nature of Certificates*. The Certificates shall be personal property giving only the rights specifically set forth therein and in this Agreement. The Certificates shall have no preemptive or similar rights and when issued and delivered to the Holders against payment of the purchase price therefor will be fully paid and nonassessable by the Trust. The Holders of the Certificates, in their capacities as such, shall be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit organized under the General Corporation Law of the State of Delaware. THE RECEIPT AND ACCEPTANCE OF A CERTIFICATE OR ANY INTEREST THEREIN BY OR ON BEHALF OF A HOLDER OR ANY BENEFICIAL OWNER, WITHOUT ANY SIGNATURE OR FURTHER MANIFESTATION OF ASSENT, SHALL CONSTITUTE THE UNCONDITIONAL ACCEPTANCE BY THE HOLDER AND ALL OTHERS HAVING A BENEFICIAL INTEREST IN SUCH CERTIFICATE OF ALL THE TERMS AND PROVISIONS OF THIS AGREEMENT, AND SHALL CONSTITUTE THE AGREEMENT OF THE TRUST, SUCH HOLDER AND SUCH OTHERS THAT THE TERMS AND PROVISIONS OF THIS AGREEMENT SHALL BE BINDING, OPERATIVE AND EFFECTIVE AS BETWEEN THE TRUST AND SUCH HOLDER AND SUCH OTHERS.

ARTICLE VI

The Company and the Servicer

Section 6.01 *Liability of the Company and the Servicer*. Each of the Company and the Servicer shall be liable in accordance herewith only to the extent of the obligations specifically imposed upon and undertaken by the Company or the Servicer, as applicable, herein.

Section 6.02 *Merger or Consolidation of the Company or the Servicer.* Any Corporation into which either the Company or the Servicer may be merged or consolidated, or any Corporation resulting from any merger, conversion or consolidation to which either the Company or the Servicer shall be a party, or any Corporation succeeding to the business of either the Company or the Servicer, shall be the successor of the Company or the Servicer, as applicable, hereunder, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

Section 6.03 *Limitation on Liability of the Company, the Servicer and Others.* Neither the Company nor the Servicer nor any of the directors, officers, employees or agents of the Company or the Servicer shall be under any liability to the Trust, the Holders of the REMIC I Regular Interests, REMIC II Regular Interests, REMIC III Regular Interests, Class L6-SW Regular Interest or the Certificateholders for any action taken by such Person or for such Person's refraining from the taking of any action in good faith pursuant to this Agreement, or for errors in judgment; *provided, however,* that this provision shall not protect the Company, the Servicer or any such Person against any liability which would otherwise be imposed by reason of willful misfeasance, bad faith or gross negligence in the performance of duties or by reason of reckless disregard of duties and obligations hereunder. Each of the Company, the Servicer and any director, officer, employee or agent of the Company or the Servicer, as applicable, may rely in good faith on any document of any kind properly executed and submitted by any Person respecting any matters arising hereunder. Each of the Company, the Servicer and any director, officer, employee or agent of the Company or the Servicer, as applicable, shall be indemnified by the Trust and held harmless against any loss, liability or expense incurred in connection with any legal action relating to this Agreement or the Certificates, other than any loss, liability or expense relating to any Mortgage Loan (other than as otherwise permitted in this Agreement) or incurred by reason of willful misfeasance, bad faith or gross negligence in the performance of duties hereunder or by reason of reckless disregard of obligations and duties hereunder. Neither the Company nor the Servicer shall be under any obligation to appear in, prosecute or defend any legal action which is not incidental to its duties related to the Mortgage Loans in accordance with this Agreement and which in its opinion may involve it in any expense or liability; *provided, however,* that each of the Company and the Servicer may in its discretion undertake any such action which it may deem necessary or desirable with respect to the Mortgage Loans, this Agreement, the Certificates or the rights and duties of the parties hereto and the interests of the Certificateholders hereunder. In such event, the legal expenses and costs of such action and any liability resulting therefrom shall be expenses, costs and liabilities of the Trust and the Company and the Servicer shall be entitled to be reimbursed, as applicable, therefor out of the Collection Account and/or the Distribution Account, as provided by Section 3.11.

Section 6.04 *Neither the Company nor the Servicer May Resign.* Neither the Company nor the Servicer shall resign from its respective obligations and duties hereby imposed on it, as applicable, except upon determination by the Company or the Servicer that its respective duties hereunder are no longer permissible under applicable law. Any such determination permitting the resignation of the Company or the Servicer shall be evidenced by an Opinion of Counsel to such effect delivered to the Trustee. No such resignation shall become effective until the Trustee or a successor Servicer shall have assumed the Servicer's responsibilities and obligations in accordance with Section 7.02 hereof.

The Servicer shall give prompt written notice to the Company of any information received by the Servicer which affects or relates to an ongoing obligation or right of the Company under this Agreement.

Section 6.05   *Trustee Access*. The Servicer shall afford the Company and the Trustee, upon reasonable notice, during normal business hours access to all records maintained by the Servicer, in respect of the Mortgage Loans and in respect of its rights and obligations hereunder and access to such of its officers as are responsible for such obligations.   Upon reasonable request, the Servicer, shall furnish the Company and the Trustee with its most recent financial statements (or, for so long as Washington Mutual Bank is the Servicer, the most recent consolidated financial statements for Washington Mutual Bank appearing in the audited financial statements of Washington Mutual, Inc., or the entity with whose financial statements the financial statements of Washington Mutual Bank are consolidated) and such other information as it possesses, and which it is not prohibited by law or, to the extent applicable, binding obligations to third parties with respect to confidentiality, from disclosing, regarding its business, affairs, property and condition, financial or otherwise.

ARTICLE VII

Default

Section 7.01   *Events of Default.*

"Event of Default," wherever used herein, means any one of the following events:

(i)   any failure by the Servicer to remit to the Trustee for distribution to the Certificateholders any payment (other than an Advance required to be made from its own funds on any Servicer Remittance Date pursuant to Section 4.02) required to be made under the terms of the Certificates and this Agreement which continues unremedied for a period of one Business Day after the date upon which written notice of such failure, requiring the same to be remedied, shall have been given to the Servicer by the Company, the Trustee (in which case notice shall be provided by telecopy), or to the Servicer, the Company and the Trustee by the NIMS Insurer or the Holders of Certificates entitled to at least 25% of the Voting Rights; or

(ii)   any failure on the part of the Servicer duly to observe or perform in any material respect any of the covenants or agreements on the part of the Servicer contained in this Agreement which continues unremedied for a period of 45 days (30 days in the case of any failure to maintain a Sub-Servicing Agreement with an eligible Sub-Servicer to the extent required in accordance with Section 3.02(c)) after the earlier of (i) the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the Servicer by the Company or the Trustee, or to the Servicer, the Company and the Trustee by the NIMS Insurer or the Holders of Certificates entitled to at least 25% of the Voting Rights and (ii) actual knowledge of such failure by a Servicing Officer of the Servicer; or

(iii)   a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law or the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceeding, or for the winding-up or liquidation of its affairs, shall have been entered against the Servicer and if such proceeding is being contested by the Servicer in good faith, such decree or order shall have remained in force undischarged or unstayed for a period of 60 days or results in the entry of an order for relief or any such adjudication or appointment; or

(iv)   the Servicer shall consent to the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings of or relating to it or of or relating to all or substantially all of its property; or

(v)   the Servicer shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable insolvency or reorganization statute, make an assignment for the benefit of its creditors; or

(vi)   any failure of the Servicer to make any Advance on any Servicer Remittance Date required to be made from its own funds pursuant to Section 4.03 which continues unremedied until the opening of business on the Business Day immediately following the Servicer Remittance Date.

If an Event of Default described in clauses (i) through (v) of this Section shall occur, then, and in each and every such case, so long as such Event of Default shall not have been remedied, the Company or the Trustee may, and at the written direction of the NIMS Insurer or the Holders of Certificates entitled to at least 51% of Voting Rights, the Trustee shall, by notice in writing to the NIMS Insurer and the Servicer (and to the Company if given by the Trustee or to the Trustee if given by the Company), terminate all of the rights and obligations of the Servicer in its capacity as Servicer under this Agreement, to the extent permitted by law, and in and to the Mortgage Loans and the proceeds thereof.

If an Event of Default described in clause (vi) of this Section 7.01 shall occur, the Trustee shall, by notice in writing to the Servicer, which may be delivered by telecopy, immediately suspend all of the rights and obligations of the Servicer thereafter arising under this Agreement, but without prejudice to any rights it may have as a Certificateholder or to reimbursement of advances, and the Trustee shall act as provided in Section 7.02 to carry out the duties of the Servicer, including the obligation to make any Advance the nonpayment of which was an Event of Default described in clause (vi) of this Section 7.01. Any such action taken by the Trustee must be prior to the distribution on the relevant Distribution Date. If the Servicer shall within two Business Days following such suspension remit to the Trustee the amount of any Advance (plus interest accrued thereon at a per annum rate equal to the prime rate for United States money center commercial banks as published in *The Wall Street Journal*) the nonpayment of which by the Servicer was an Event of Default described in clause (vi) of this Section 7.01, the Trustee, subject to the last sentence of this paragraph, shall permit the Servicer to resume its rights and obligations as Servicer hereunder. The Servicer agrees that it will reimburse the Trustee for actual, necessary and reasonable costs incurred by the Trustee because of action taken pursuant to clause (vi) of this Section 7.01. The Servicer agrees that if an Event of Default as described in clause (vi) of this Section 7.01 shall occur more than two times in any twelve month period, the Trustee shall be under no obligation to permit the Servicer to resume its rights and obligations as Servicer hereunder. If the Servicer does not remit to the Trustee the amount of such Advance within two Business Days following such suspension, the Trustee, shall, by notice in writing to the Servicer (delivered immediately by facsimile and effective on the date of acknowledgement of receipt), the NIMS Insurer and the Company, terminate all of the rights and obligations of the Servicer in its capacity as Servicer under this Agreement and in and to the Mortgage Loans and the proceeds thereof.

On or after the receipt by the Servicer of such written notice, all authority and power of the Servicer under this Agreement, whether with respect to the Certificates (other than as a Holder of any Certificate) or the Mortgage Loans or otherwise, shall pass to and be vested in the Trustee pursuant to and under this Section and, without limitation, the Trustee is hereby authorized and empowered, as attorney-in-fact or otherwise, to execute and deliver on behalf of and at the expense of the Servicer, any and all documents and other instruments and to do or accomplish all other acts or things necessary or appropriate to effect the purposes of such notice of termination, whether to complete the transfer and endorsement or assignment of the Mortgage Loans and related documents, or otherwise. The Servicer agrees, at its sole cost and expense, promptly (and in any event no later than ten Business Days subsequent to such notice) to provide the Trustee with all documents and records requested by it to enable it to assume the Servicer's functions under this Agreement, and to cooperate with the Trustee in effecting the termination of the Servicer's responsibilities and rights under this Agreement, including, without limitation, the transfer within one Business Day to the Trustee for administration by it of all cash amounts which at the time shall be or should have been credited by the Servicer to the Collection Account held by or on behalf of the Servicer, or any REO Account or Servicing Account held by or on behalf of the Servicer or thereafter be received with respect to the Mortgage Loans or any REO Property (*provided*, *however*, that the Servicer shall continue to be entitled to receive all amounts accrued or owing to it under this Agreement on or prior to the date of such termination, whether in respect of Advances or otherwise, and shall continue to be entitled to the benefits of Section 6.03, notwithstanding any such termination, with respect to events occurring prior to such termination). For purposes of this Section 7.01, the Trustee shall not be deemed to have knowledge of a Event of Default unless a Responsible Officer of Trustee assigned to and working in the Trustee's Corporate Trust Office has actual knowledge thereof or unless written notice of any event which is in fact such a Event of Default is received by the Trustee and such notice references the Certificates, any of the Trust REMICs or this Agreement.

The Trustee shall be entitled to be reimbursed by the Servicer for all costs associated with the transfer of servicing from the predecessor servicer, including without limitation, any costs or expenses associated with the complete transfer of all servicing data and the completion, correction or manipulation of such servicing data as may be required by the Trustee to correct any errors or insufficiencies in the servicing data or otherwise to enable the Trustee to service the Mortgage Loans properly and effectively.

Section 7.02   *Trustee to Act; Appointment of Successor.*

On and after the time the Servicer receives a notice of termination, the Trustee shall be the successor in all respects to the Servicer in its capacity as Servicer under this Agreement and the transactions set forth or provided for herein and shall be subject to all the responsibilities, duties and liabilities relating thereto and arising thereafter, which shall be assumed by the Trustee (except for any representations or warranties of the Servicer under this Agreement and its obligation to deposit amounts in respect of losses pursuant to Section 3.12) by the terms and provisions hereof including, without limitation, the Servicer's obligations to make Advances pursuant to Section 4.02; *provided, however,* that if the Trustee is prohibited by law or regulation from obligating itself to make advances regarding delinquent Mortgage Loans, then the Trustee shall not be obligated to make Advances pursuant to Section 4.02; and *provided further*, that any failure to perform such duties or responsibilities caused by the Servicer's failure to provide information required by Section 7.01 shall not be considered a default by the Trustee as successor to the Servicer hereunder; *provided, however*, it is understood and acknowledged by the parties that there will be a period of transition (not to exceed 90 days) before the servicing transfer is fully effected. As compensation therefor, the Trustee shall be entitled to the Servicing Fee and all funds relating to the Mortgage Loans to which the Servicer would have been entitled if it had continued to act hereunder (other than amounts which were due or would become due to the Servicer prior to its termination or resignation). Notwithstanding anything herein to the contrary, in no event shall the Trustee be liable for any Servicing Fee or for any differential in the amount of the Servicing Fee paid hereunder and the amount necessary to induce any successor Servicer to act as successor Servicer under this Agreement and the transactions set forth or provided for herein. After the Servicer receives a notice of termination, notwithstanding the above and subject to the next paragraph, the Trustee may, if it shall be unwilling to so act, or shall, if it is unable to so act or if it is prohibited by law from making advances regarding delinquent Mortgage Loans, or if the NIMS Insurer or the Holders of Certificates entitled to at least 51% of the Voting Rights so request in writing to the Trustee, promptly appoint, or petition a court of competent jurisdiction to appoint, an established mortgage loan servicing institution acceptable to each Rating Agency, having a net worth of not less than $15,000,000 and reasonably acceptable to the NIMS Insurer, as the successor to the Servicer under this Agreement in the assumption of all or any part of the responsibilities, duties or liabilities of the Servicer under this Agreement.

No appointment of a successor to the Servicer under this Agreement shall be effective until the assumption by the successor of all of the Servicer's responsibilities, duties and liabilities hereunder. In connection with such appointment and assumption described herein, the Trustee may make such arrangements for the compensation of such successor out of payments on Mortgage Loans as it and such successor shall agree; *provided, however,* that no such compensation shall be in excess of that permitted the Servicer as such hereunder. The Company, the Trustee and such successor shall take such action, consistent with this Agreement, as shall be necessary to effectuate any such succession. Pending appointment of a successor to the Servicer under this Agreement, the Trustee shall act in such capacity as hereinabove provided.

In connection with the termination or resignation of the Servicer hereunder, either (i) the successor Servicer, including the Trustee if the Trustee is acting as successor Servicer, shall represent and warrant that it is a member of MERS in good standing and shall agree to comply in all material respects with the rules and procedures of MERS in connection with the servicing of the Mortgage Loans that are registered with MERS, in which case the predecessor Servicer shall cooperate with the successor Servicer in causing MERS to revise its records to reflect the transfer of servicing to the successor Servicer as necessary under MERS' rules and regulations, or (ii) the predecessor Servicer shall cooperate with the successor Servicer in causing MERS to execute and deliver an assignment of Mortgage in recordable form to transfer the Mortgage from MERS to the Trustee and to execute and deliver such other notices, documents and other instruments as may be necessary or desirable to effect a transfer of such Mortgage Loan or servicing of such Mortgage Loan on the MERS® System to the successor Servicer. The predecessor Servicer shall file or cause to be filed any such assignment in the appropriate recording office. The predecessor Servicer shall bear any and all fees of MERS, costs of preparing any assignments of Mortgage, and fees and costs of filing any assignments of Mortgage that may be required under this Section 7.02(a).

Upon removal or resignation of the Servicer, the Trustee, with the cooperation of the Company, (x) shall solicit bids for a successor Servicer as described below and (y) pending the appointment of a successor Servicer as a result of soliciting such bids, shall serve as Servicer of the Mortgage Loans serviced by such predecessor Servicer. The Trustee shall solicit, by public announcement, bids from housing and home finance institutions, banks and mortgage servicing institutions meeting the qualifications set forth in the first paragraph of this Section 7.02 (including the Trustee or any affiliate thereof). Such public announcement shall specify that the successor Servicer shall be entitled to the servicing compensation agreed upon between the Trustee, the successor Servicer and the Company; *provided*, *however*, that no such fee shall exceed the Servicing Fee. Within thirty days after any such public announcement, the Trustee with the cooperation of the Company, shall negotiate in good faith and effect the sale, transfer and assignment of the servicing rights and responsibilities hereunder to the qualified party submitting the highest satisfactory bid as to the price they will pay to obtain such servicing. The Trustee, upon receipt of the purchase price shall pay such purchase price to the Servicer being so removed, after deducting from any sum received by the Trustee from the successor to the Servicer in respect of such sale, transfer and assignment all costs and expenses of any public announcement and of any sale, transfer and assignment of the servicing rights and responsibilities reasonably incurred hereunder. After such deductions, the remainder of such sum shall be paid by the Trustee to the Servicer at the time of such sale.

Section 7.03 *Notification to Certificateholders*.

(a) Upon any termination of the Servicer pursuant to Section 7.01 above or any appointment of a successor to the Servicer pursuant to Section 7.02 above, the Trustee shall give prompt written notice thereof to Certificateholders at their respective addresses appearing in the Certificate Register and to the NIMS Insurer.

(b) Not later than the later of 60 days after the occurrence of any event, which constitutes or which, with notice or lapse of time or both, would constitute a Event of Default or five days after a Responsible Officer of the Trustee becomes aware of the occurrence of such an event, the Trustee shall transmit by mail to all Holders of Certificates and to the NIMS Insurer and the Swap Counterparty notice of each such occurrence, unless such default or Event of Default shall have been cured or waived.

Section 7.04 *Waiver of Servicer Events of Default*. The Holders representing at least 66% of the Voting Rights evidenced by all Classes of Certificates affected by any default or Event of Default hereunder may, with the consent of the NIMS Insurer, waive such default or Event of Default; *provided*, *however*, that a default or Event of Default under clause (i) or (vii) of Section 7.01 may be waived only by all of the Holders of the Regular Certificates and the NIMS Insurer (as evidenced by the written consent of the NIMS Insurer). Upon any such waiver of a default or Event of Default, such default or Event of Default shall cease to exist and shall be deemed to have been remedied for every purpose hereunder. No such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon except to the extent expressly so waived.

ARTICLE VIII

Concerning the Trustees

Section 8.01 *Duties of Trustees.*

(a) The Trustee, prior to the occurrence of an Event of Default and after the curing of all Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Agreement. In case an Event of Default has occurred (which has not been cured or waived) the Trustee shall exercise such of the rights and powers vested in it by this Agreement, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

(b) The Trustee, upon receipt of all resolutions, certificates, statements, opinions, reports, documents, orders or other instruments furnished to it which are specifically required to be furnished to it pursuant to any provision of this Agreement, shall examine them to determine whether they are in the form required by this Agreement; *provided*, *however*, that the Trustee shall not be responsible for the accuracy or content of any such certificate, statement, opinion, report, or other order or instrument furnished by the Company or Servicer to the Trustee pursuant to this Agreement.

(c) No provision of this Agreement shall be construed to relieve the Trustee or the Delaware Trustee from liability for its own negligent action, its own negligent failure to act or its own willful misconduct; *provided*, *however*, that:

(i) Prior to the occurrence of an Event of Default and after the curing of all such Events of Default which may have occurred, the duties and obligations of the Trustee shall be determined solely by the express provisions of this Agreement,

(ii) Neither the Trustee nor the Delaware Trustee shall be liable except for the performance of such duties and obligations as are specifically set forth in this Agreement, no implied covenants or obligations shall be read into this Agreement against the Trustee or the Delaware Trustee, and, in the absence of bad faith on the part of the Trustee or the Delaware Trustee, such trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to such trustee and conforming to the requirements of this Agreement; and

(iii)   Neither the Trustee nor the Delaware Trustee shall be personally liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the NIMS Insurer or the Certificateholders holding Certificates which evidence Percentage Interests aggregating not less than 25% of REMIC III relating to the time, method and place of conducting any proceeding for any remedy available to such trustee, or relating to the exercise of any trust or power conferred upon such trustee under this Agreement.

(d)   Within ten Business Days after the occurrence of any Event of Default known to the Trustee, the Trustee shall transmit by mail to the Rating Agencies notice of each Event of Default. Within 90 days after the occurrence of any Event of Default known to the Trustee, the Trustee shall transmit by mail to all Certificateholders (with a copy to the Rating Agencies) notice of each Event of Default, unless such Event of Default shall have been cured or waived; *provided, however*, the Trustee shall be protected in withholding such notice if and so long as a Responsible Officer of the Trustee in good faith determines that the withholding of such notice is in the best interests of the Certificateholders; and *provided, further*, that in the case of any Event of Default of the character specified in Section 7.01(i) or Section 7.01(ii) no such notice to Certificateholders or to the Rating Agencies shall be given until at least 30 days after the occurrence thereof.

Section 8.02   *Certain Matters Affecting the Trustees*. Except as otherwise provided in Section 8.01:

(i)   Each of the Trustee and the Delaware Trustee may request and rely upon and shall be protected in acting or refraining from acting upon any resolution, Officer's Certificate, certificate of auditors or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(ii)   Each of the Trustee and the Delaware Trustee may consult with counsel and any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by it hereunder in good faith and in accordance with such Opinion of Counsel;

(iii)   Neither the Trustee nor the Delaware Trustee shall be personally liable for any action taken or omitted by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Agreement;

(iv)   Prior to the occurrence of an Event of Default hereunder and after the curing of all Events of Default which may have occurred, neither the Trustee nor the Delaware Trustee shall be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond or other paper or document, unless requested in writing to do so by the NIMS Insurer or the Holders of Certificates evidencing Percentage Interests aggregating not less than 25% of REMIC III; *provided, however,* that if the payment within a reasonable time to the Trustee or the Delaware Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of such trustee, not reasonably assured to such trustee by the security, if any, afforded to it by the terms of this Agreement, such trustee may require reasonable indemnity against such expense or liability as a condition to proceeding;

(v)   Each of the Trustee and the Delaware Trustee may execute the trust or any of the powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys selected by it with reasonable care or designated by the Servicer;

(vi)   Neither the Trustee nor the Delaware Trustee shall be deemed to have knowledge or notice of any matter, including without limitation an Event of Default, unless actually known by a Responsible Officer, or unless written notice thereof referencing this Agreement or the Certificates is received at the Notice Address of such trustee;

(vii)   In no event shall the Trustee or the Delaware Trustee be held liable for acts or omissions of the Servicer or the other trustee (excepting the Trustee's own actions as Servicer). No provision of this Agreement shall require the Trustee or the Delaware Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder (except for the giving of required notices), or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing the repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it;

(viii)   When the Trustee is acting as Servicer pursuant to Section 7.02, and to the extent permitted under applicable law, the Trustee is hereby authorized, in making or disposing of any investment permitted hereunder, to deal with itself (in its individual capacity) or with any one or more of its affiliates, whether it or its affiliate is acting as an agent of the Trustee or of any third person or dealing as principal for its own account; and

(ix)   Except as expressly provided in this Agreement, in no event shall the Trustee be under any duty or obligation to monitor, determine, investigate or compel compliance by the Trust with the requirements of the Statutory Trust Statute.

(x)   In no event shall the Trustee be obligated or responsible for preparing, executing, filing or delivering in respect of the Trust or another party either any report or filing required by the Commission to be prepared, executed, filed or delivered in respect of the Trust or another party.

(xi)   The Supplemental Interest Trust Trustee shall be entitled to the same rights, protections, immunities and indemnities afforded to the Trustee hereunder.

Section 8.03   *Trustees Not Liable for Certificates or Mortgage Loans*. The recitals contained herein (other than those relating to the due organization, power and authority of the

Trustee and the Delaware Trustee) and in the Certificates (other than the execution of, and certificate of authentication on, the Certificates) shall not be taken as the statements of the Trustee or the Delaware Trustee, and neither the Trustee nor the Delaware Trustee assumes any responsibility for their correctness. Neither the Trustee nor the Delaware Trustee makes any representations as to the validity or sufficiency of this Agreement, the Mortgage Loan Purchase Agreement or of the Certificates or any Mortgage Loan. Neither the Trustee nor the Delaware Trustee shall be accountable for the use or application by the Company, the Servicer or the Trust, as applicable, of any of the Certificates or of the proceeds of such Certificates, or for the use or application of any funds paid to the Servicer or the Company in respect of the Mortgage Loans or deposited into the Collection Account, the Investment Account or the Distribution Account by the Servicer or the Company.

Section 8.04 *Trustees May Own Certificates*. The Trustee, the Delaware Trustee or any agent or affiliate of such trustee, in its individual or any other capacity, may become the owner or pledgee of Certificates with the same rights it would have if it were not trustee.

Section 8.05 *Trustees' Fees and Expenses*. On the Closing Date, the Servicer shall pay to the Trustee as specified in a separate agreement between the Servicer and the Trustee. The Trustee shall withdraw from the Distribution Account on each Distribution Date and pay to itself the Trustee Fee for such Distribution Date and any earnings (net of losses) on amounts on deposit in the Distribution Account. The right to receive the Trustee Fee may not be transferred in whole or in part except in connection with the transfer of all of the Trustee's responsibilities and obligations under this Agreement. Subject to separate written agreements with the Delaware Trustee, the Servicer covenants and agrees to, and the Servicer shall, pay the Delaware Trustee from time to time, and the Delaware Trustee shall be entitled to payment for all services rendered by it in the exercise and performance of any of the powers and duties hereunder of the Delaware Trustee. Except as otherwise expressly provided herein, the Servicer shall pay or reimburse each of the Trustee and the Delaware Trustee upon such trustee's request for all reasonable expenses and disbursements incurred or made by such trustee in accordance with any of the provisions of this Agreement, including any such expenses incurred or made in connection with a transfer of servicing, and shall indemnify the institution acting as such trustee, both in its individual capacity and as trustee, from any loss, liability or expense incurred by it hereunder (including the reasonable compensation and the expenses and disbursements of its counsel and of all persons not regularly in its employ and any expenses which arise out of or are imposed upon the Trustee or the Delaware Trustee in connection with the creation, operation or termination of the Trust) except any such expense or disbursement as may arise from its own negligence or bad faith. Such obligation shall survive the termination of this Agreement or resignation or removal of the Trustee or the Delaware Trustee. The Trustee shall, at its expense, prepare or cause to be prepared all federal and state income tax and franchise tax and information returns relating to REMIC I, REMIC II, REMIC III, REMIC IV, REMIC V and REMIC VI required to be prepared or filed by the Trustee or the Delaware Trustee and shall indemnify the Delaware Trustee for any liability of such trustees arising from any error in such returns.

Section 8.06 *Eligibility Requirements for Trustees*. The Trustee hereunder shall at all times be (i) an institution insured by the FDIC, (ii) a Corporation organized and doing business under the laws of the United States of America or of any state, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of not less than

$50,000,000 and subject to supervision or examination by federal or state authority and (iii) acceptable to the Rating Agencies. If such Corporation publishes reports of condition at least annually, pursuant to law or to the requirements of any aforementioned supervising or examining authority, then for the purposes of this Section 8.06, the combined capital and surplus of such Corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. The Delaware Trustee hereunder shall at all times have its principal place of business in the State of Delaware and shall satisfy the applicable requirements under the laws of the State of Delaware authorizing it to act as the Delaware trustee of the Trust. In case at any time the Trustee or the Delaware Trustee shall cease to be eligible in accordance with the provisions of this Section 8.06, such trustee shall resign immediately in the manner and with the effect specified in Section 8.07.

Section 8.07 *Resignation and Removal of Trustees*. Each of the Trustee and the Delaware Trustee may at any time resign and be discharged from the trust hereby created by giving written notice thereof to the Servicer, the Company, the Certificateholders and the NIMS Insurer. Upon receiving such notice of resignation, the Servicer shall promptly appoint a successor trustee by written instrument, in duplicate, a copy of which instrument shall be delivered to the resigning trustee, the successor trustee and the NIMS Insurer. If no successor trustee shall have been so appointed and shall have accepted appointment within 30 days after the giving of such notice of resignation, the resigning trustee may petition any court of competent jurisdiction for the appointment of a successor trustee.

If at any time the Trustee or the Delaware Trustee shall cease to be eligible in accordance with the provisions of Section 8.06 and shall fail to resign after written request therefor by the Servicer or the NIMS Insurer, or if at any time the Trustee or the Delaware Trustee shall become incapable of acting, or shall be adjudged bankrupt or insolvent, or a receiver of such trustee or of its property shall be appointed, or any public officer shall take charge or control of such trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the Servicer, with the consent of the NIMS Insurer, or the NIMS Insurer may remove such trustee and appoint a successor trustee by written instrument, in triplicate, copies of which instrument shall be delivered to the trustee so removed, the trustee continuing in its capacity and the successor trustee.

The Holders of Certificates evidencing Percentage Interests aggregating more than 50% of REMIC III, with the consent of the NIMS Insurer, may at any time remove the Trustee or the Delaware Trustee and appoint a successor trustee by written instrument or instruments, in triplicate, signed by the NIMS Insurer or such Holders or their attorneys in-fact duly authorized, one complete set of which instruments shall be delivered to the Servicer, one complete set to the Trustee so removed, one complete set to the successor so appointed and one complete set to the NIMS Insurer.

Any resignation or removal of the Trustee or the Delaware Trustee and appointment of a successor trustee pursuant to any of the provisions of this Section 8.07 shall become effective upon acceptance of appointment by the successor trustee as provided in Section 8.08. Any expenses associated with the resignation of the Trustee or the Delaware Trustee shall be borne by such trustee, and any expenses associated with the removal of the Trustee or the Delaware Trustee shall be borne by the Servicer.

Section 8.08 *Successor Trustee*. Any successor trustee appointed as provided in Section 8.07 shall execute, acknowledge and deliver to the Servicer and to its predecessor trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become fully vested with all the rights, powers, duties and obligations of its predecessor hereunder, with like effect as if originally named as Trustee or Delaware Trustee herein. The predecessor shall deliver to the successor trustee all Mortgage Files, related documents, statements and all other property held by it hereunder, and the Servicer and the predecessor trustee shall execute and deliver such instruments and do such other things as may reasonably be required for more fully and certainly vesting and confirming in the successor trustee all such rights, powers, duties and obligations.

No successor trustee shall accept appointment as provided in this Section 8.08 unless at the time of such appointment such successor trustee shall be eligible under the provisions of Section 8.06 and the appointment of such successor trustee shall not result in a downgrading of the ratings of any of the Other NIM Notes or of any Class of Certificates or of the shadow ratings of the Insured NIM Notes (without giving effect to any insurance policy issued by the NIMS Insurer) by any Rating Agency, as evidenced by a letter from each Rating Agency.

Upon acceptance of appointment by a successor trustee as provided in this Section 8.08, the Servicer shall mail notice of the succession of such trustee hereunder to (i) all Certificateholders at their addresses as shown in the Certificate Register, (ii) the Rating Agencies and (iii) the NIMS Insurer. If the Servicer fails to mail such notice within ten days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed.

It is acknowledged and agreed that the Person serving as Trustee hereunder shall also serve as Supplemental Interest Trust Trustee. If the Trustee resigns or is removed as Trustee hereunder, the Trustee shall also cease to be the Supplemental Interest Trust Trustee hereunder. Any person appointed as successor trustee hereunder shall also be required to serve as successor supplemental interest trust trustee.

Section 8.09 *Merger or Consolidation of Trustee*. Any Corporation into which the Trustee or the Delaware Trustee may be merged or converted or with which it may be consolidated, or any Corporation resulting from any merger, conversion or consolidation to which the Trustee or the Delaware Trustee shall be a party, or any Corporation succeeding to the corporate trust business of such trustee, shall be the successor of such trustee hereunder, *provided* such resulting or successor Corporation shall be eligible under the provisions of Section 8.06, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

Section 8.10 *Appointment of Co-Trustee or Separate Trustee*. Notwithstanding any other provisions hereof, at any time, for the purpose of meeting any legal requirements of any jurisdiction in which any part of the assets of the Trust may at the time be located, the Servicer and the Trustee or the Delaware Trustee, as applicable, acting jointly shall have the power and shall execute and deliver all instruments to appoint one or more Persons approved by such trustee and the NIMS Insurer to act as co-trustee or co-trustees, jointly with such trustee, or separate trustee or separate trustees, of all or any part of the assets of the Trust and to vest in such Person or Persons, in such capacity, such title to the assets of the Trust, or any part thereof, and, subject to the other provisions of this Section 8.10, such powers, duties, obligations, rights and trusts as the Servicer and the Trustee or the Delaware Trustee, as applicable, may consider necessary or desirable; *provided*, that the Trustee or the Delaware Trustee, as applicable, shall remain liable for all of its obligations and duties under this Agreement. If the Servicer shall not have joined in such appointment, or the NIMS Insurer has not approved such appointment, within 15 days after the receipt by it of a request so to do, or in case an Event of Default shall have occurred and be continuing, the Trustee or the Delaware Trustee, as applicable, alone shall have the power to make such appointment; *provided*, that such trustee shall remain liable for all of its obligations and duties under this Agreement. No co-trustee or separate trustee hereunder shall be required to meet the terms of eligibility as a successor trustee under Section 8.06 hereunder and no notice to Certificateholders of the appointment of co-trustee(s) or separate trustee(s) shall be required under Section 8.08 hereof.

In the case of any appointment of a co-trustee or separate trustee pursuant to this Section 8.10, all rights, powers, duties and obligations conferred or imposed upon the Trustee or the Delaware Trustee, as applicable, shall be conferred or imposed upon and exercised or performed by the Trustee or the Delaware Trustee, as applicable, and such separate trustee or co-trustee jointly and severally, except to the extent that under any law of any jurisdiction in which any particular act or acts are to be performed by the Trustee or the Delaware Trustee, as applicable, such trustee shall be incompetent or unqualified to perform such act or acts, in which event such rights, powers, duties and obligations (including the holding of title to the assets of the Trust or any portion thereof in any such jurisdiction) shall be exercised and performed by such separate trustee or co-trustee at the direction of the Trustee or the Delaware Trustee, as applicable.

Any notice, request or other writing given to the Trustee or the Delaware Trustee shall be deemed to have been given to each of the then related separate trustee(s) and co-trustee(s), as effectively as if given to each of them. Every instrument appointing any separate trustee(s) or co-trustee(s) shall refer to this Agreement and the conditions of this Article VIII. Each separate trustee and co-trustee, upon its acceptance of the trusts conferred, shall be vested with the estates or property specified in its instrument of appointment, either jointly with the Trustee or the Delaware Trustee, as applicable, or separately, as may be provided therein, subject to all the provisions of this Agreement, specifically including every provision of this Agreement relating to the conduct of, affecting the liability of, or affording protection to, the Trustee or the Delaware Trustee, as applicable. Every such instrument shall be filed with the Trustee or the Delaware Trustee, as applicable.

Any separate trustee or co-trustee may, at any time, constitute the Trustee or the Delaware Trustee, as applicable, its agent or attorney-in-fact, with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Agreement on its behalf and in its name. If any separate trustee or co-trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and the trust shall vest in and be exercised by the Trustee or the Delaware Trustee, as applicable, to the extent permitted by law, without the appointment of a new or successor trustee.

Section 8.11 *Authenticating Agents.* The Trustee may appoint one or more Authenticating Agents which shall be authorized to act on behalf of the Trustee in authenticating Certificates. Wherever reference is made in this Agreement to the authentication of Certificates by the Trustee or the Trustee's certificate of authentication, such reference shall be deemed to include authentication on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent must be acceptable to the Servicer and the NIMS Insurer and must be a corporation, trust company or banking association organized and doing business under the laws of the United States of America or of any state, having an office and place of business in New York, New York, having a combined capital and surplus of at least $15,000,000, authorized under such laws to do a trust business and subject to supervision or examination by federal or state authorities.

Any corporation into which any Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which any Authenticating Agent shall be a party, or any corporation succeeding to the corporate agency business of any Authenticating Agent, shall continue to be the Authenticating Agent so long as it shall be eligible in accordance with the provisions of the first paragraph of this Section 8.11 without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

Any Authenticating Agent may at any time resign by giving written notice of resignation to the Trustee, the NIMS Insurer and the Servicer. The Trustee may, upon prior written approval of the Servicer and the NIMS Insurer, at any time terminate the agency of any Authenticating Agent by giving written notice of termination to such Authenticating Agent, the NIMS Insurer and to the Servicer. Upon receiving a notice of resignation or upon such a termination, or in case at any time any Authenticating Agent shall cease to be eligible in accordance with the provisions of the first paragraph of this Section 8.11, the Trustee may appoint, upon prior written approval of the Servicer and the NIMS Insurer, a successor Authenticating Agent, shall give written notice of such appointment to the Servicer and the NIMS Insurer and shall mail notice of such appointment to all Certificateholders. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers, duties and responsibilities of its predecessor hereunder, with like effect as if originally named as Authenticating Agent. Any reasonable compensation paid to an Authenticating Agent shall be a reimbursable expense pursuant to Section 8.05 if paid by the Trustee.

Section 8.12 *Paying Agents.* The Trustee may appoint one or more Paying Agents which shall be authorized to act on behalf of the Trustee in making withdrawals from the Distribution Account, and distributions to Certificateholders as provided in Article IV and Section 9.01(b) to the extent directed to do so by the Servicer and consented to by the NIMS Insurer. Wherever reference is made in this Agreement to the withdrawal from the Distribution Account by the Trustee, such reference shall be deemed to include such a withdrawal on behalf of the Trustee by a Paying Agent. Whenever reference is made in this Agreement to a distribution by the Trustee or the furnishing of a statement to Certificateholders by the Trustee, such reference shall be deemed to include such a distribution or furnishing on behalf of the Trustee by a Paying Agent. Each Paying Agent shall provide to the Trustee such information concerning the Distribution Account as the Trustee shall request from time to time. Each Paying

Agent must be reasonably acceptable to the Servicer and the NIMS Insurer and must be a corporation, trust company or banking association organized and doing business under the laws of the United States of America or of any state, having an office and place of business in New York, New York, having a combined capital and surplus of at least $15,000,000, authorized under such laws to do a trust business and subject to supervision or examination by federal or state authorities.

Any corporation into which any Paying Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which any Paying Agent shall be a party, or any corporation succeeding to the corporate agency business of any Paying Agent, shall continue to be the Paying Agent *provided* that such corporation after the consummation of such merger, conversion, consolidation or succession meets the eligibility requirements of this Section 8.12.

Any Paying Agent may at any time resign by giving written notice of resignation to the Trustee, the NIMS Insurer and to the Servicer; *provided*, that the Paying Agent has returned to the Distribution Account or otherwise accounted, to the reasonable satisfaction of the Servicer and the NIMS Insurer, for all amounts it has withdrawn from the Distribution Account. The Trustee may, upon prior written approval of the Servicer and the NIMS Insurer, at any time terminate the agency of any Paying Agent by giving written notice of termination to such Paying Agent and to the Servicer and the NIMS Insurer. Upon receiving a notice of resignation or upon such a termination, or in case at any time any Paying Agent shall cease to be eligible in accordance with the provisions of the first paragraph of this Section 8.12, the Trustee may appoint, upon prior written approval of the Servicer and the NIMS Insurer, a successor Paying Agent, shall give written notice of such appointment to the Servicer and the NIMS Insurer and shall mail notice of such appointment to all Certificateholders. Any successor Paying Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers, duties and responsibilities of its predecessor hereunder, with like effect as if originally named as Paying Agent. Any reasonable compensation paid to any Paying Agent shall be a reimbursable expense pursuant to Section 8.05 if paid by the Trustee.

Section 8.13   *Duties of Delaware Trustee.*

(a)   The Delaware Trustee is appointed to serve as the trustee of the Trust in the State of Delaware for the sole purpose of satisfying the requirement of Section 3807(a) of the Statutory Trust Statute that the Trust have at least one trustee with a principal place of business in Delaware. It is understood and agreed by the parties hereto that the Delaware Trustee shall have none of the duties or liabilities of the Trustee.

(b)   The duties of the Delaware Trustee shall be limited to (i) accepting legal process served on the Trust in the State of Delaware, (ii) the execution of any certificates with respect to the Trust required to be filed with the Secretary of State which the Delaware Trustee is required to execute under Section 3811 of the Statutory Trust Statute and (iii) such other duties as are set forth in this Article VIII. To the extent that, at law or in equity, the Delaware Trustee has duties (including fiduciary duties) and liabilities relating thereto to the Trust or the Holders of the REMIC I Regular Interests, REMIC II Regular Interests or the Certificates, it is hereby understood and agreed by the parties hereto that such duties and liabilities are replaced by the duties and liabilities of the Delaware Trustee expressly set forth in this Agreement.

Section 8.14 *Amendment to Certificate of Trust.* If at any time required by Section 3810 of the Statutory Trust Statute, the Trustee, the Delaware Trustee and any other trustee of the Trust shall cause an amendment to the Certificate of Trust to be filed with the Secretary of State in accordance with the provisions of such Section 3810.

Section 8.15 [*Reserved*]

Section 8.16 *Trustees Act on Behalf of Trust.* Except to the extent otherwise expressly provided herein, in the performance of its obligations under this Agreement, each of the Trustee and the Delaware Trustee shall at all times be acting on behalf of the Trust or the Certificateholders, as applicable.

Section 8.17 *Limitation of Liability.* It is expressly understood and agreed by the parties hereto that (a) each of the representations, undertakings and agreements herein made on the part of the Trust is made and intended not as personal representations, undertakings and agreements by the Trustee but is made and intended for the purpose of binding only the Trust and (b) under no circumstances shall the Trustee be personally liable for the payment of any indebtedness or expenses of the Trust or be liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken by the Trust under this Agreement.

Section 8.18 *Trustee Report on Assessment of Compliance with Servicing Criteria.* The Trustee shall, on or before the 90th day following each December 31 after the Cut-Off Date (or such earlier date as reasonably requested by the Servicer, but in no event earlier than March 15), deliver to the Company and the Servicer the following documents, if so requested by the Servicer:

(a)   a report on its assessment of compliance during the preceding calendar year with all applicable servicing criteria set forth in Item 1122(d) of Regulation AB with respect to asset-backed securities transactions taken as a whole involving the Trustee that are backed by assets of the same type as the Mortgage Loans, as required by Item 1122 of Regulation AB; and

(b)   a report by a registered public accounting firm that attests to, and reports on, the assessment made by the Trustee pursuant to clause (a) above, as required by Item 1122 of Regulation AB;

provided, however, that the Trustee shall only be required deliver the reports specified in Section 8.18 (a) and (b) with respect to any year for which a Report on Form 10-K is required to be filed with the Commission on behalf of the Trust. Promptly following December 31 of each year for which a Report on Form 10-K is so required to be filed, the Servicer shall advise the Trustee whether the foregoing reports will be required of the Trustee.

ARTICLE IX

Termination

Section 9.01   *Termination Upon Purchase by the Servicer or Liquidation of All Mortgage Loans.*

(a)   The Servicer may, and if the Servicer does not exercise such right, the NIMS Insurer may (the party exercising such right, the "Terminator"), purchase the outstanding Mortgage Loans, all property acquired by the Trust in respect of any Mortgage Loan and all other property included in any REMIC formed under this Agreement at the price stated in clause (i) of the second paragraph of this Section 9.01(a) on or after the first date on which the aggregate Principal Balance of the Mortgage Loans is less than the Clean-Up Call Percentage of the aggregate Principal Balance of the Mortgage Loans as of the Cut-Off Date; *provided, however,* that if the Terminator is the Servicer purchasing the Mortgage Loans and other property on its own behalf, the Servicer may not so purchase such outstanding Mortgage Loans and property if the Termination Price stated in subclause (1) of such clause (i): (A) exceeds the fair market value, determined by the Servicer in accordance with prudent industry practices, of such outstanding Mortgage Loans and property, less unreimbursed Advances and Servicing Advances (other than Advances and Servicing Advances made with respect to Mortgage Loans as to which the Servicer expects that that foreclosure is not imminent), (B) will not result in distributions on the Certificates sufficient (together with all amounts received under the Indenture other than on account of the Certificates) to pay all interest accrued on, as well as amounts necessary to pay in full the principal balance of, the NIM Notes and any amounts necessary to reimburse the NIMS Insurer for all amounts paid under the NIMs insurance policy and any other amounts reimbursable or otherwise payable to the NIMS Insurer, in each case, with interest thereon at the applicable rate set forth in the Indenture and to the extent not previously reimbursed or paid (unless the NIMS Insurer consents to a lesser Termination Price) and (C) will not result in distributions to the Swap Counterparty sufficient to pay in full all amounts payable by the Supplemental Interest Trust Trustee to the Swap Counterparty pursuant to the Swap Agreement, including any Swap Termination Payment payable by the Supplemental Interest Trust Trustee including any interest on such Swap Termination Payment at the applicable rate set forth in the Swap Agreement from the Early Termination Date until such Swap Termination Payment is paid. If such right is exercised, the Terminator shall provide to the Trustee, the Delaware Trustee and the Company the written certification of an officer of the Terminator (which certification shall include a statement to the effect that all amounts required to be paid in order to exercise such right have been deposited in the Certificate Account) and the Trustee on behalf of the Trust shall promptly execute all instruments as may be necessary to release and assign to the Terminator the Mortgage Loans, all property acquired by the Trust in respect of any Mortgage Loan and all other property included in any REMIC formed under this Agreement.

Except as otherwise set forth in this Article IX, including, without limitation, the obligation of the Servicer to make payments to Certificateholders as hereafter set forth, the Trust and the respective obligations and responsibilities of the Company, the Servicer, the Trustee and the Delaware Trustee created hereby shall terminate in accordance with Section 3808 of the Statutory Trust Statute upon:

(i)   the Distribution Date immediately following the exercise by the Terminator of its purchase option, set forth in the first paragraph of this Section 9.01(a), of all Mortgage Loans, all property acquired by the Trust in respect of any Mortgage Loan by foreclosure, deed in lieu of foreclosure or otherwise, and all other property included in any REMIC formed under this Agreement at a price (the "Termination Price") equal to

(1)   In the case of the Servicer exercising the right on its own behalf, 100% of the aggregate Stated Principal Balance of all the Mortgage Loans and accrued interest on the Stated Principal Balance of each such Mortgage Loan at the applicable Net Mortgage Rate in effect from time to time from the Due Date as to which interest was last paid by the related Mortgagor or by an advance by the Servicer to but not including the first day of the month in which such purchase is to be effected, plus the appraised value of each REO Property, if any, such appraisal to be conducted by an appraiser selected by the Servicer in its reasonable discretion, and

(2)   In all other cases, including in the case of the Servicer exercising the right on behalf of an unaffiliated third party, the greater of

(A)   the aggregate Repurchase Price of all the Mortgage Loans plus the appraised value of each REO Property, if any, such appraisal to be conducted by an appraiser selected by the Terminator in its reasonable discretion, and

(B)   the aggregate fair market value of all of the assets of REMIC I (as determined by the Terminator, as of the close of business on the third Business Day next preceding the date upon which notice of any such termination is furnished to Certificateholders pursuant to this Article IX),

plus in each case of clauses (i)(2)(A) and (B) any additional amounts necessary to pay all interest accrued on, as well as amounts necessary to pay in full the principal balance of, the NIM Notes and any amounts necessary to reimburse the NIMS Insurer for all amounts paid under the NIMs insurance policy and any other amounts reimbursable or otherwise payable to the NIMS Insurer, in each case, with interest thereon at the applicable rate set forth in the Indenture and to the extent not previously reimbursed or paid and any amounts payable by the Supplemental Interest Trust Trustee to the Swap Counterparty pursuant to the Swap Agreement, including any Swap Termination Payment payable by the Supplemental Interest Trust Trustee including any interest on such Swap Termination Payment at the applicable rate set forth in the Swap Agreement from the Early Termination Date until such Swap Termination Payment is paid.

or

(ii)   the later of the final payment or other liquidation (or any advance with respect thereto) of the last Mortgage Loan owned by the Trust or the disposition of all property acquired upon foreclosure in respect of any Mortgage Loan, and the payment to the Certificateholders of all amounts required to be paid to them hereunder.

The Terminator shall give notice to the Supplemental Interest Trust Trustee and the Swap Counterparty of its election to purchase all Mortgage Loans and other property remaining in the Trust no later than four Business Days prior to the related Determination Date in the month immediately preceding the Distribution Date on which the Certificates will be retired; provided that the Terminator, or the Supplemental Interest Trust Trustee on its behalf, may request a non-binding estimate of the Swap Termination Payment due upon the exercise of the right of repurchase pursuant to this Section 9.01 prior to such Determination Date.

The Servicer shall not have any further right to reimbursement by the Trust for any advance that is used to reduce the purchase price of the Mortgage Loans pursuant to the immediately preceding sentence.

In no event shall the Trust continue beyond the expiration of 21 years from the death of the survivor of the issue of Joseph P. Kennedy, the late ambassador of the United States to the Court of St. James', living on the date hereof.

In no event shall the Servicer be required to expend any amounts other than those described in the first paragraph of this Section 9.01(a) in order to terminate the Trust or purchase the Mortgage Loans under this Section 9.01, and in no event shall the Company, the Trustee or the Delaware Trustee be required to expend any amounts in connection with such termination or purchase.

(b)   Notice of purchase, specifying the date upon which the Certificateholders may surrender their Certificates to the Trustee for payment and cancellation, shall be given promptly by letter from the Trustee to Certificateholders mailed not less than 30 days prior to such final distribution, specifying (i) the date upon which final payment of the Certificates will be made upon presentation and surrender of Certificates at the office of the Certificate Registrar therein designated (the "Termination Date"), (ii) the amount of such final payment (the "Termination Payment") and (iii) that the Record Date otherwise applicable to the Distribution Date upon which the Termination Date occurs is not applicable, payments being made only upon presentation and surrender of the Certificates at the office of the Certificate Registrar therein specified. Upon any such notice, the Distribution Account shall terminate subject to the Servicer's obligation to hold all amounts payable to Certificateholders in trust without interest pending such payment. The Servicer shall provide the Trustee with written notice of its intent to terminate the Trust upon purchase at least five Business Days, or such lesser time as is acceptable to the Trustee, such acceptance not to be unreasonably withheld, prior to the time that the Trustee is required to mail notice to the Certificateholders.

In the event that all of the Certificateholders shall not surrender their Certificates for cancellation within six months after the Termination Date, the Servicer shall give a second written notice to the remaining Certificateholders to surrender their Certificates for cancellation and receive the Termination Payment with respect thereto. If within one year after the second notice all the Certificates shall not have been surrendered for cancellation, the Servicer may take appropriate steps to contact the remaining Certificateholders concerning surrender of their

Certificates, and the cost thereof shall be paid out of the funds and other assets which remain in trust hereunder.

Upon the completion of winding up of the Trust, including the payment or the making reasonable provision for payment of all obligations of the Trust in accordance with Section 3808(e) of the Statutory Trust Statute, the Delaware Trustee shall prepare, the Trustee, the Delaware Trustee and any other trustee hereunder shall sign, and the Delaware Trustee (upon the Trustee's consent acting at direction of the Servicer) shall file, a certificate of cancellation with the Secretary of State in accordance with Section 3810 of the Statutory Trust Statute, at which time the Trust and this Agreement shall terminate. The Servicer shall act as the liquidator of the Trust and shall be responsible for taking all actions in connection with winding up the Trust, in accordance with the requirements of this Agreement (including this Section 9.01 and Section 9.02) and applicable law.

Section 9.02 *Additional Termination Requirements.*

(a)   In the event the Servicer exercises its purchase option as provided in Section 9.01, REMIC I, REMIC II, REMIC III, REMIC IV, REMIC V and REMIC VI shall be terminated in accordance with the following additional requirements, unless the Servicer, at its own expense, obtains for the Trustee an Opinion of Counsel to the effect that the failure of REMIC I, REMIC II, REMIC III, REMIC IV, REMIC V and REMIC VI to comply with the requirements of this Section 9.02 will not (i) result in the imposition of taxes on "prohibited transactions" of REMIC I, REMIC II, REMIC III, REMIC IV, REMIC V and REMIC VI as described in Section 860F of the Code, or (ii) cause REMIC I, REMIC II, REMIC III, REMIC IV, REMIC V or REMIC VI to fail to qualify as a REMIC at any time that any Certificates are outstanding:

(i)   Within 90 days prior to the final Distribution Date set forth in the notice given by the Trustee under Section 9.01, the Tax Matters Person shall prepare the documentation required and the Tax Matters Person and the Trustee shall adopt a plan of complete liquidation on behalf of REMIC I, REMIC II, REMIC III, REMIC IV, REMIC V and REMIC VI meeting the requirements of a qualified liquidation under Section 860F of the Code and any regulations thereunder, as evidenced by an Opinion of Counsel obtained at the expense of the Servicer, on behalf of REMIC I, REMIC II, REMIC III, REMIC IV, REMIC V and REMIC VI; and

(ii)   At or after the time of adoption of such a plan of complete liquidation and at or prior to the final Distribution Date, the Servicer on behalf of the Trust shall sell all of the assets of REMIC I, REMIC II, REMIC III, REMIC IV, REMIC V and REMIC VI to the Servicer for cash in the amount specified in Section 9.01.

(b)   By its acceptance of any Residual Certificate, the Holder thereof hereby agrees to authorize the Tax Matters Person and the Trustee to adopt such a plan of complete liquidation upon the written request of the Tax Matters Person and the Trustee and to take such other action in connection therewith as may be reasonably requested by the Tax Matters Person or the Trustee.

Section 9.03   *Trust Irrevocable*. Except as expressly provided herein, the trust created hereby is irrevocable.

Section 9.04   *Termination of the Supplemental Interest Trust.* The obligations of the Depositor, the Trustee and the Supplemental Interest Trust Trustee created hereby with respect to the Supplemental Interest Trust shall terminate upon the earlier of:

(a)   the termination of the Swap Agreement pursuant to the terms of the Swap Agreement; and

(b)   the termination of this Agreement pursuant to Section 9.01.

ARTICLE X

Miscellaneous Provisions

Section 10.01 *Amendment.*

This Agreement may be amended from time to time by the Servicer, the Company and the Trustee, with the consent of the NIMS Insurer, and if necessary, with the prior written consent of the Swap Counterparty (as described below), and without the consent of any of the Certificateholders:

(i)   to cure any ambiguity;

(ii)   to correct or supplement any provision herein which may be defective or inconsistent with any other provisions herein;

(iii)   to comply with any requirements imposed by the Code or any regulations thereunder;

(iv)   to correct the description of any property at any time included in REMIC I, REMIC II, REMIC III, REMIC IV, REMIC V or REMIC VI or to assure the conveyance to the Trust of any property included in REMIC I, REMIC II, REMIC III, REMIC IV, REMIC V or REMIC VI;

(v)   pursuant to Section 5.01(c)(v); and

(vi)   to add any provision to, or amend any provision in, this Agreement, *provided* that such amendment or addition does not adversely affect in any material respect the interests of any Certificateholder;

provided, however, that any such amendment which modifies the rights or obligations of the Delaware Trustee hereunder shall require the consent of the Delaware Trustee; *provided, further*, that any such amendment which modifies the right of the Holders of the Class P Certificates to receive Assigned Prepayment Charges, including any amendment to Section 3.29, shall require the consent of each Holder of the Class P Certificates. No such amendment (other than one entered into pursuant to clause (iii) of the preceding sentence) shall change the powers of the

Servicer. Prior to entering into any amendment (other than one entered into pursuant to clause (iii) of the second preceding sentence) without the consent of Certificateholders pursuant to this paragraph, the Trustee shall require an Opinion of Counsel addressed to the Trust, the Trustee and the NIMS Insurer to the effect that such amendment is permitted under this Agreement and has no material adverse effect on the interests of the Certificateholders; *provided, however*, that no such Opinion of Counsel with respect to the material effect of such amendment on the interests of the Certificateholders shall be required if the Company obtains a letter from each Rating Agency stating that the amendment would not result in the downgrading or withdrawal of the respective ratings then assigned to the Certificates. Prior to entering into any amendment pursuant to clause (iii) of the third preceding sentence without the consent of Certificateholders pursuant to this paragraph, the Trustee shall require an Opinion of Counsel to the effect that such action is necessary or helpful to comply with the requirements imposed by the Code or any regulations thereunder and shall not cause any REMIC formed under this Agreement to fail to qualify as such under the Code. The cost of any opinion required by this Section 10.01 shall be borne by the party requesting such amendment.

(b)   This Agreement may also be amended from time to time by the Servicer, the Company and the Trustee, with the consent of the NIMS Insurer, and if necessary, with the prior written consent of the Swap Counterparty (as described below), with the consent of the Holders of Certificates evidencing Percentage Interests aggregating not less than 66% of REMIC III, for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, this Agreement or of modifying in any manner the rights of the Certificateholders; *provided, however,* that no such amendment shall, without the consent of the Holder of each Certificate affected thereby (i) reduce in any manner the amount of, or delay the timing of, distributions of principal or interest required to be made hereunder or reduce the Certificateholder's Percentage Interest, the Pass-Through Rate or the Termination Payment with respect to any of the Certificates, (ii) reduce the percentage of Percentage Interests specified in this Section 10.01 which are required to amend this Agreement, (iii) create or permit the creation of any lien against any part of REMIC I, REMIC II, REMIC III, REMIC IV, REMIC V or REMIC VI, or (iv) modify any provision in any way which would permit an earlier retirement of the Certificates; *provided, further,* that any such amendment which modifies the rights or obligations of the Delaware Trustee hereunder shall require the consent of the Delaware Trustee; *provided, further*, that any such amendment which modifies the right of the Holders of the Class P Certificates to receive Assigned Prepayment Charges, including any amendment to Section 3.29, shall require the consent of each Holder of the Class P Certificates.

In addition to the provisions of this Section 10.01 and as long as the Swap Counterparty remains the Swap Counterparty under the Swap Agreement or is owed any amounts under this Agreement, the prior written consent of the Swap Counterparty shall be necessary for the adoption of any proposed amendment of this Agreement that, in the Swap Counterparty's reasonable determination, adversely affects the Swap Counterparty's rights or interests under this Agreement, including, but not limited to, the right to receive any Net Swap Payment or Swap Termination Payment due and owing to it under this Agreement; provided that any such consent of the Swap Counterparty shall not be unreasonably withheld.

Promptly after the execution of any such amendment, the Trustee shall furnish written notification of the substance of such amendment to the Delaware Trustee and each

Certificateholder and the NIMS Insurer. Any failure to provide such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment.

It shall not be necessary for the consent of Certificateholders under this Section 10.01 to approve the particular form of any proposed amendment, but it shall be sufficient if such consent shall approve the substance thereof. The manner of obtaining such consents and of evidencing the authorization of the execution thereof by Certificateholders shall be subject to such reasonable regulations as the Trustee may prescribe.

Section 10.02 *Recordation of Agreement*. To the extent permitted by applicable law, this Agreement is subject to recordation in all appropriate public offices for real property records in all the counties or the comparable jurisdictions in which any Mortgaged Property is situated, and in any other appropriate public recording office or elsewhere, such recordation to be effected by the Company and at its expense on direction by the Trustee, but only upon direction accompanied by an Opinion of Counsel to the effect that such recordation materially and beneficially affects the interests of the Certificateholders.

Section 10.03 *Limitation on Rights of Certificateholders*. The death or incapacity of any Certificateholder shall not operate to terminate this Agreement or the Trust, nor entitle such Certificateholder's legal representatives or heirs to claim an accounting or to take any action or proceeding in any court for a partition or winding-up of the Trust, nor otherwise affect the rights, obligations and liabilities of the parties hereto or any of them.

No Certificateholder shall have any right to vote or in any manner otherwise to control the operation and management of the Trust or the obligations of the parties hereto (except as provided in Section 5.09, Section 7.01, Section 8.01, Section 8.02, Section 8.07, Section 10.01 and this Section 10.03), nor shall anything herein set forth, or contained in the terms of the Certificates, be construed so as to constitute the Certificateholders from time to time as partners or members of an association; nor shall any Certificateholder be under any liability to any third person by reason of any action taken by the parties to this Agreement pursuant to any provision hereof.

No Certificateholder shall have any right by virtue or by availing of any provision of this Agreement to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Agreement, unless such Holder previously shall have given to the Trustee a written notice of default and of the continuance thereof, as hereinbefore provided, and unless also the Holders of Certificates evidencing Percentage Interests aggregating not less than 25% of REMIC III shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder and shall have offered to the institution acting as Trustee, both in its individual capacity and as Trustee, such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and the Trustee, for 60 days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding. However, the Trustee is under no obligation to exercise any of the extraordinary trusts or powers vested in it by this Agreement or to make any investigation of matters arising hereunder or to institute, conduct or defend any litigation hereunder or in relation hereto at the request, order or direction of any of the Certificateholders unless such Certificateholders have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which may be incurred therein or thereby. It is understood and intended, and expressly covenanted by each Certificateholder with every other Certificateholder and the Trustee, that no one or more Holders of Certificates shall have any right in any manner whatever by virtue or by availing of any provision of this Agreement to affect, disturb or prejudice the rights of the Holders of any other of such Certificates, or to obtain or seek to obtain priority over or preference to any other such Holder, or to enforce any right under this Agreement, except in the manner herein provided and for the equal, ratable and common benefit of all Certificateholders. For the protection and enforcement of the provisions of this Section 10.03, each and every Certificateholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Section 10.04 *Access to List of Certificateholders*. The Certificate Registrar shall furnish or cause to be furnished to the Trustee within 30 days after receipt of a request by the Trustee in writing, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Certificateholders as of the most recent Record Date for payment of distributions to such Certificateholders.

If three or more Certificateholders (hereinafter referred to as "applicants") apply in writing to the Trustee, and such application states that the applicants desire to communicate with other Certificateholders with respect to their rights under this Agreement or under the Certificates and is accompanied by a copy of the communication which such applicants propose to transmit, then the Trustee shall, within five Business Days after the receipt of such list from the Certificate Registrar, afford such applicants access during normal business hours to the most recent list of Certificateholders held by the Trustee. If such a list is as of a date more than 90 days prior to the date of receipt of such applicants' request, the Trustee shall promptly request from the Certificate Registrar a current list as provided above, and shall afford such applicants access to such list promptly upon receipt.

Every Certificateholder, by receiving and holding the same, agrees with the Servicer, the Company, the Trust, the Trustee and the Delaware Trustee that none of the Servicer, the Company, the Trust, the Trustee or the Delaware Trustee shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Certificateholders hereunder, regardless of the source from which such information was derived.

Section 10.05 *Governing Law*. This Agreement shall be construed in accordance with the laws of the State of Delaware without giving effect to its conflict of laws provisions and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws without giving effect to conflict of laws provisions.

Section 10.06 *Notices*. All demands, notices and communications hereunder shall be in writing and shall be deemed to have been duly given if personally delivered at or mailed by registered or certified mail, return receipt requested, or overnight courier to the applicable Notice Address. Notices to the Rating Agencies shall also be deemed to have been duly given if mailed by first class mail, postage prepaid, to the above listed addresses of the Rating Agencies. Any notice required or permitted to be mailed to a Certificateholder shall be given by first class mail, postage prepaid, at the address of such Holder as shown in the Certificate Register. Any notice so mailed within the time prescribed in this Agreement shall be conclusively presumed to have been duly given, whether or not the Certificateholder receives such notice.

Section 10.07 *Compliance With Regulation AB*. Each of the parties hereto acknowledges and agrees that the purpose of Section 3.20, Section 8.18 and the fourth sentence of the second paragraph of Section 2.05 is to facilitate compliance by the Company, the Trust and Washington Mutual Mortgage Securities Corp. with the provisions of Regulation AB, as it may be amended or clarified from time to time. Each of the Servicer and the Trustee acknowledges that interpretations of the requirements of Regulation AB may change over time, whether due to interpretive guidance provided by the Commission or its staff, consensus among participants in the asset-backed securities markets, advice of counsel, or otherwise, and agrees to comply with reasonable requests made by the Company, the Trust or Washington Mutual Mortgage Securities Corp. in good faith for delivery of information under the provisions of Regulation AB on the basis of evolving interpretations thereof, and to deliver any other information necessary in the good faith determination of the Company, the Trust or Washington Mutual Mortgage Securities Corp. to permit the Company, the Trust and Washington Mutual Mortgage Securities Corp. to comply with the provisions of Regulation AB. Each of the Trust and Washington Mutual Mortgage Securities Corp. shall be a third-party beneficiary of the Servicer's and the Trustee's respective obligations under Section 3.20, Section 8.18 and this Section 10.07.

Section 10.08 *Severability of Provisions*. If any one or more of the covenants, agreements, provisions or terms of this Agreement shall be for any reason whatsoever held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement or of the Certificates or the rights of the Holders thereof.

Section 10.09 *Counterpart Signatures*. For the purpose of facilitating the recordation of this Agreement as herein provided and for other purposes, this Agreement may be executed simultaneously in any number of counterparts, each of which counterparts shall be deemed to be an original, and such counterparts shall constitute but one and the same instrument.

Section 10.10 *Benefits of Agreement*. Except as expressly provided herein, nothing in this Agreement or in any Certificate, expressed or implied, shall give to any Person, other than the parties hereto and their respective successors hereunder, any separate trustee or co-trustee appointed under Section 8.10 and the Certificateholders, any benefit or any legal or equitable right, remedy or claim under this Agreement.

Section 10.11 *Notices and Copies to Rating Agencies.*

(a)　　The Trustee shall notify the Rating Agencies, the NIMS Insurer and the Swap Counterparty of the occurrence of any of the following events, in the manner provided in Section 10.06:

　　　　(i)　　the occurrence of an Event of Default pursuant to Section 7.01, subject to the provisions of Section 8.01(d); and

　　　　(ii)　　the appointment of a successor Servicer pursuant to Section 7.02;

(b)   The Servicer shall notify the Rating Agencies, the NIMS Insurer and the Swap Counterparty of the occurrence of any of the following events, or in the case of clauses (iii), (iv), (v), (vii) and (viii) promptly upon receiving notice thereof, in the manner provided in Section 10.06:

(i)   any amendment of this Agreement pursuant to Section 10.01;

(ii)   the appointment of a successor Trustee or successor Delaware Trustee pursuant to Section 8.08;

(iii)   the filing of any claim under or the cancellation or modification of any fidelity bond and errors and omissions coverage pursuant to Section 3.14 with respect to the Servicer;

(iv)   any change in the location of the Collection Account, or the Distribution Account;

(v)   the purchase of any Mortgage Loan by the Company pursuant to Section 2.08 or by the Seller pursuant to the Mortgage Loan Purchase Agreement, or the purchase of the outstanding Mortgage Loans pursuant to Section 9.01;

(vi)   the occurrence of the final Distribution Date or the termination of the Trust pursuant to Section 9.01(a)(ii);

(vii)   the failure of the Servicer to make an Advance pursuant to Section 4.02; and

(viii)   the failure of the Servicer to make a determination by the close of business on the second Business Day prior a Distribution Date regarding whether it will make an Advance for such Distribution Date pursuant to Section 4.02.

The Servicer shall provide copies of the statements pursuant to Section 4.02, Section 4.06 or Section 3.20 or any other statements or reports to the Rating Agencies in such time and manner that such statements or determinations are required to be provided to Certificateholders.

In addition, each party hereto agrees that it will furnish or make available to the NIMS Insurer a copy of any opinions, notices, reports, schedules, certificates, statements, rating confirmation letters or other information that are furnished hereunder to the Trustee or the Certificateholders.

Section 10.12 *Covenant Not to Place Trust Into Bankruptcy.*   Each party hereto covenants that it shall not, until at least one year and one day after all Certificates have been paid in full, (i) take any action to file an involuntary bankruptcy petition against the Trust, or (ii) institute against the Trust, or join in any institution against the Trust of, any bankruptcy or insolvency proceedings under any federal or state bankruptcy, insolvency or similar law. In addition, each Certificateholder or Beneficial Owner, by accepting and holding a Certificate or an interest therein, agrees it shall not, until at least one year and one day after all Certificates have been paid in full, take any action to file an involuntary bankruptcy petition against the Trust.

Section 10.13 *Covenant Not to Place Company Into Bankruptcy*. Each party hereto (other than the Company) covenants that it shall not, until at least one year and one day after all securities issued by any trust to which the Company has transferred property have been paid in full, take any action to file an involuntary bankruptcy petition against the Company. In addition, each Certificateholder or Beneficial Owner, by accepting and holding a Certificate or an interest therein, agrees it shall not, until at least one year and one day after all securities issued by any trust to which the Company has transferred property have been paid in full, take any action to file an involuntary bankruptcy petition against the Company.

Section 10.14 *Third-Party Beneficiaries.*

(a)   The NIMS Insurer shall be deemed a third-party beneficiary of this Agreement, and shall be entitled to enforce such rights, in each case, as if it were a party hereto. Notwithstanding anything to the contrary anywhere in this Agreement, all rights of the NIMS Insurer hereunder (i) shall be suspended whenever rights of the NIMS Insurer under the Indenture (other than the right to consent to amendments to the Indenture) are suspended and (ii) except in the case of any right to indemnification hereunder, if any, shall permanently terminate upon the later to occur of (A) the payment in full of the Insured NIM Notes as provided in the Indenture and (B) the payment in full to the NIMS Insurer of any amounts owed to the NIMS Insurer as provided in the Indenture.

(b)   The Swap Counterparty shall be deemed a third-party beneficiary of this Agreement, and shall be entitled to enforce such rights, in each case, as if it were a party hereto. Notwithstanding anything to the contrary anywhere in this Agreement, all rights of the Swap Counterparty hereunder shall permanently terminate upon the later to occur of (i) the expiration of the Swap Agreement, and (ii) the payment in full to the Swap Counterparty, of any amounts owed to it under the Swap Agreement.

IN WITNESS WHEREOF, the Company, the Servicer, the Trustee and the Delaware Trustee have caused their names to be signed hereto by their respective officers, thereunto duly authorized, all as of the date first above written.

WaMu ASSET ACCEPTANCE CORP.

By: /s/ Barbara Loper
Name: Barbara Loper
Title: Vice President

WASHINGTON MUTUAL BANK
as Servicer

By: /s/ Val Meyer
Name: Val Meyer
Title: Assistant Vice President

LASALLE BANK NATIONAL ASSOCIATION,
as Trustee

By: /s/ Rita Lopez
Name: Rita Lopez
Title: Vice President

CHRISTIANA BANK & TRUST COMPANY,
as Delaware Trustee

By: /s/ Toni L. Lindsay
Name: Toni L. Lindsay
Title: Vice President

[Signature page to Pooling and Servicing Agreement for WMABS Series 2006-HE3]

ACKNOWLEDGEMENT OF CORPORATION

STATE OF WASHINGTON)
) SS.
COUNTY OF KING   )

        I certify that I know or have satisfactory evidence that BARBARA LOPER is the person who appeared before me, and said person acknowledged that she signed this instrument, on oath stated that she was authorized to execute the instrument and acknowledged it as the Vice President of WaMu ASSET ACCEPTANCE CORP., to be the free and voluntary act of such party for the uses and purposes mentioned therein.

Dated this _26_ day of September 2006.

                                     /s/ Jessica Jaeger

                                   Notary Public in and for the State of Washington, residing at __Seattle, WA__
                                   My commission expires: 02/17/2007 .

ACKNOWLEDGEMENT

STATE OF WASHINGTON   }
                              } ss.
COUNTY OF KING   }

        I certify that I know or have satisfactory evidence that VAL MEYER is the person who appeared before me, and said person acknowledged that said person signed this instrument, on oath stated that said person was authorized to execute the instrument and acknowledged it as the Assistant Vice President of Washington Mutual Bank, a federal savings association, to be the free and voluntary act of such association for the uses and purposes mentioned in the instrument.

Dated this __26__ day of September 2006.

         __/s/ Jessica Jaeger_____

        Notary Public in and for the State of Washington, residing at __Seattle, WA_____
        My commission expires: __02/17/2007_____.

ACKNOWLEDGEMENT

STATE OF ILLINOIS   )
) SS.

COUNTY OF COOK   )

On this ___ day of September 2006 before me, _____, a Notary Public in and for said State, personally appeared RITA LOPEZ, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacit(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Signature_/s/ Christine M. Orsi_____
My Commission Expires: 5/5/2010

(SEAL)

ACKNOWLEDGEMENT

STATE OF DELAWARE   )
) SS.
COUNTY OF NEW CASTLE   )

On this _21_ day of September 2006 before me, a Notary Public in and for said State, personally appeared __Toni L. Lindsay_, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacit(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Signature_ RAYE D GOLDSBOROUGH___
My Commission Expires March 31, 2007

(SEAL)

Annex A

On any Distribution Date, the Certificate Interest Rate on the Class L3-C Regular Interest shall equal a per annum rate equal to the percentage equivalent of a fraction, the numerator of which is the sum of the amounts calculated pursuant to clauses (A) through (R) below, and the denominator of which is the aggregate of the Class Principal Balances of the Class L2-XX, L2-1-A1, L2-2-A1, L2-2-A2, L2-2-A3, L2-2-A4, L2-M1, L2-M2, L2-M3, L2-M4, L2-M5, L2-M6, L2-M7, L2-M8, L2-M9, L2-B1, L2-B2, and L2-ZZ Regular Interests. For purposes of calculating the Certificate Interest Rate for the Class L3-C Regular Interest, the numerator is equal to the sum of the following components:

(A)   the Certificate Interest Rate for the Class L2-XX Regular Interest minus the Marker Rate (as defined below), applied to an amount equal to the Class Principal Balance of the Class L2-XX Regular Interest;

(B)   the Certificate Interest Rate for the Class L2-1-A1 Regular Interest minus the Marker Rate (as defined below), applied to an amount equal to the Class Principal Balance of Class L2-1-A1 Regular Interest;

(C)   the Certificate Interest Rate for the Class L2-2-A1 Regular Interest minus the Marker Rate (as defined below), applied to an amount equal to the Class Principal Balance of Class L2-2-A1 Regular Interest;

(D)   the Certificate Interest Rate for the Class L2-2-A2 Regular Interest minus the Marker Rate (as defined below), applied to an amount equal to the Class Principal Balance of Class L2-2-A2 Regular Interest;

(E)   the Certificate Interest Rate for the Class L2-2-A3 Regular Interest minus the Marker Rate (as defined below), applied to an amount equal to the Class Principal Balance of Class L2-2-A3 Regular Interest;

(F)   the Certificate Interest Rate for the Class L2-2-A4 Regular Interest minus the Marker Rate (as defined below), applied to an amount equal to the Class Principal Balance of Class L2-2-A4 Regular Interest;

(G)   the Certificate Interest Rate for the Class L2-M1 Regular Interest minus the Marker Rate (as defined below), applied to an amount equal to the Class Principal Balance of Class L2-M1 Regular Interest;

(H)   the Certificate Interest Rate for the Class L2-M2 Regular Interest minus the Marker Rate (as defined below), applied to an amount equal to the Class Principal Balance of Class L2-M2 Regular Interest;

(I)   the Certificate Interest Rate for the Class L2-M3 Regular Interest minus the Marker Rate (as defined below), applied to an amount equal to the Class Principal Balance of Class L2-M3 Regular Interest;

(J)　the Certificate Interest Rate for the Class L2-M4 Regular Interest minus the Marker Rate (as defined below), applied to an amount equal to the Class Principal Balance of Class L2-M4 Regular Interest;

(K)　the Certificate Interest Rate for the Class L2-M5 Regular Interest minus the Marker Rate (as defined below), applied to an amount equal to the Class Principal Balance of Class L2-M5 Regular Interest;

(L)　the Certificate Interest Rate for the Class L2-M6 Regular Interest minus the Marker Rate (as defined below), applied to an amount equal to the Class Principal Balance of Class L2-M6 Regular Interest;

(M)　the Certificate Interest Rate for the Class L2-M7 Regular Interest minus the Marker Rate (as defined below), applied to an amount equal to the Class Principal Balance of Class L2-M7 Regular Interest;

(N)　the Certificate Interest Rate for the Class L2-M8 Regular Interest minus the Marker Rate (as defined below), applied to an amount equal to the Class Principal Balance of Class L2-M8 Regular Interest;

(O)　the Certificate Interest Rate for the Class L2-M9 Regular Interest minus the Marker Rate (as defined below), applied to an amount equal to the Class Principal Balance of Class L2-M9 Regular Interest;

(P)　the Certificate Interest Rate for the Class L2-B1 Regular Interest minus the Marker Rate (as defined below), applied to an amount equal to the Class Principal Balance of Class L2-B1 Regular Interest;

(Q)　the Certificate Interest Rate for the Class L2-B2 Regular Interest minus the Marker Rate (as defined below), applied to an amount equal to the Class Principal Balance of Class L2-B2 Regular Interest; and

(R)　the Certificate Interest Rate for the Class L2-ZZ Regular Interest minus the Marker Rate (as defined below), applied to an amount equal to the Class Principal Balance of the Class L2-ZZ Regular Interest.

For purposes of the foregoing calculation, the "**Marker Rate**" shall be equal to a per annum rate equal to two (2) multiplied by the weighted average of the Certificate Interest Rates for the Class L2-1-A1, L2-2-A1, L2-2-A2, L2-2-A3, L2-2-A4, L2-M1, L2-M2, L2-M3, L2-M4, L2-M5, L2-M6, L2-M7, L2-M8, L2-M9, L2-B1, L2-B2, and L2-ZZ Regular Interests, with (A) the rates on each such Regular Interest (other than the Class L2-ZZ Regular Interest) subject to a floor and a cap equal to the lesser of (i) LIBOR plus the Certificate Margin for the Corresponding Certificate for such Regular Interest, and (ii) the REMIC Net WAC Rate for the Corresponding Certificates, (B) the rate on the Class L2-ZZ Regular Interest subject to a cap of zero for purposes of this calculation, and (C) the rates on all of the Regular Interests multiplied by a fraction the numerator of which is the actual number of days elapsed in the Accrual Period for each such Regular Interest and the denominator of which is 30.

Annex A - 2

Exhibit A	Form of Certificates (other than Residual Certificates)
Exhibit B	Form of Certificates
Exhibit C	Form of Lost Note Affidavit
Exhibit D	Mortgage Loan Schedule
Exhibit E	Form of Swap Agreement
Exhibit F	Form of Residual NIM Holder Certificate
Exhibit G	Form of Mortgage Loan Assignment Agreement
Exhibit H	Form of Additional Matter Incorporated Into the Form of the Certificates
Exhibit I	Transferor Certificate For Residual Certificates
Exhibit J	Transferee Affidavit And Agreement For Residual Certificates
Exhibit K	Form 10-D, Form 8-K, and Form 10-K Reporting Responsibility
Exhibit L	Form of Investment Letter
Exhibit M	Form of Trustee's Certification Pursuant to Section 2.07
Exhibit N	Form of Transferor Certificate
Exhibit O	Form of ERISA Representation
Exhibit P	Form of Trustee Certification
Exhibit Q	From of Class B Certificate Transfer Certificate
Exhibit R	Form of Class B Certificate Transfer Certificate

CUSIP [＿＿＿＿＿＿]

WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

Class I-A

Evidencing a beneficial interest in a pool of assets consisting of beneficial interests in another pool of assets consisting of beneficial interests in another pool of assets consisting of, among other things, one- to four-family mortgage loans formed by

WaMu ASSET ACCEPTANCE CORP.

This Certificate is issued by Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust. This Certificate represents ownership of a "regular interest" in a "real estate mortgage investment conduit," as those terms are defined in Sections 860G and 860D, respectively, of the Internal Revenue Code of 1986, as amended. The issue date of this Certificate is September 27, 2006.

Unless this Certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Trust or its agent for registration of transfer, exchange, or payment, and any Certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

WMABS Series 2006-HE3	Portion of the Class I-A Principal Balance as of the Cut-Off Date Evidenced by this Certificate:	$175,828,000.00

Class I-A Certificate Interest Rate:	Variable
Cut-Off Date:	September 1, 2006
First Distribution Date:	October 25, 2006
Last Scheduled Distribution Date:	August 25, 2036
Class I-A Principal Balance as of the Cut-Off Date:	$175,828,000.00

Cede & Co.
Registered Owner
Certificate No. ＿＿＿＿

WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

Class II-A-1

Evidencing a beneficial interest in a pool of assets consisting of beneficial interests in another pool of assets consisting of beneficial interests in another pool of assets consisting of, among other things, one- to four-family mortgage loans formed by

WaMu ASSET ACCEPTANCE CORP.

This Certificate is issued by Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust. This Certificate represents ownership of a "regular interest" in a "real estate mortgage investment conduit," as those terms are defined in Sections 860G and 860D, respectively, of the Internal Revenue Code of 1986, as amended. The issue date of this Certificate is September 27, 2006.

Unless this Certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Trust or its agent for registration of transfer, exchange, or payment, and any Certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

WMABS Series 2006-HE3	Portion of the Class II-A1 Principal Balance as of the Cut-Off Date Evidenced by this Certificate:	$78,467,000.00

Class II-A-1 Certificate Interest Rate:	Variable
Cut-Off Date:	September 1, 2006
First Distribution Date:	October 25, 2006
Last Scheduled Distribution Date:	August 25, 2036
Class II-A-1 Principal Balance as of the Cut-Off Date:	$78,467,000.00

Cede & Co.
Registered Owner
Certificate No. _____

WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

Class II-A-2

Evidencing a beneficial interest in a pool of assets consisting of beneficial interests in another pool of assets consisting of beneficial interests in another pool of assets consisting of, among other things, one- to four-family mortgage loans formed by

WaMu ASSET ACCEPTANCE CORP.

This Certificate is issued by Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust. This Certificate represents ownership of a "regular interest" in a "real estate mortgage investment conduit," as those terms are defined in Sections 860G and 860D, respectively, of the Internal Revenue Code of 1986, as amended. The issue date of this Certificate is September 27, 2006.

Unless this Certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Trust or its agent for registration of transfer, exchange, or payment, and any Certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

WMABS Series 2006-HE3	Portion of the Class II-A2 Principal Balance as of the Cut-Off Date Evidenced by this Certificate:	$20,541,000.00

Class II-A-2 Certificate Interest Rate:	Variable
Cut-Off Date:	September 1, 2006
First Distribution Date:	October 25, 2006
Last Scheduled Distribution Date:	August 25, 2036
Class II-A-2 Principal Balance as of the Cut-Off Date:	$20,541,000.00

Cede & Co.
Registered Owner
Certificate No. _____

CUSIP[_____]

WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

Class II-A-3

Evidencing a beneficial interest in a pool of assets consisting of beneficial interests in another pool of assets consisting of beneficial interests in another pool of assets consisting of, among other things, one- to four-family mortgage loans formed by

WaMu ASSET ACCEPTANCE CORP.

This Certificate is issued by Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust. This Certificate represents ownership of a "regular interest" in a "real estate mortgage investment conduit," as those terms are defined in Sections 860G and 860D, respectively, of the Internal Revenue Code of 1986, as amended. The issue date of this Certificate is September 27, 2006.

Unless this Certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Trust or its agent for registration of transfer, exchange, or payment, and any Certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

WMABS Series 2006-HE3	Portion of the Class II-A3 Principal Balance as of the Cut-Off Date Evidenced by this Certificate:	$34,078,000.00

Class II-A-3 Certificate Interest Rate:	Variable
Cut-Off Date:	September 1, 2006
First Distribution Date:	October 25, 2006
Last Scheduled Distribution Date:	August 25, 2036
Class II-A-3 Principal Balance as of the Cut-Off Date:	$34,078,000.00

Cede & Co.
Registered Owner
Certificate No. _____

WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

Class II-A-4

Evidencing a beneficial interest in a pool of assets consisting of beneficial interests in another pool of assets consisting of beneficial interests in another pool of assets consisting of, among other things, one- to four-family mortgage loans formed by

WaMu ASSET ACCEPTANCE CORP.

This Certificate is issued by Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust. This Certificate represents ownership of a "regular interest" in a "real estate mortgage investment conduit," as those terms are defined in Sections 860G and 860D, respectively, of the Internal Revenue Code of 1986, as amended. The issue date of this Certificate is September 27, 2006.

Unless this Certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Trust or its agent for registration of transfer, exchange, or payment, and any Certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

WMABS Series 2006-HE3	Portion of the Class II-A4 Principal Balance as of the Cut-Off Date Evidenced by this Certificate:	$14,973,000.00

Class II-A-4 Certificate Interest Rate:	Variable
Cut-Off Date:	September 1, 2006
First Distribution Date:	October 25, 2006
Last Scheduled Distribution Date:	August 25, 2036
Class II-A-4 Principal Balance as of the Cut-Off Date:	$14,973,000.00

Cede & Co.
Registered Owner
Certificate No. _____

CUSIP[_____]

WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

Class M-1

Evidencing a beneficial interest in a pool of assets consisting of beneficial interests in another pool of assets consisting of beneficial interests in another pool of assets consisting of, among other things, one- to four-family mortgage loans formed by

WaMu ASSET ACCEPTANCE CORP.

This Certificate is issued by Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust. This Certificate represents ownership of a "regular interest" in a "real estate mortgage investment conduit," as those terms are defined in Sections 860G and 860D, respectively, of the Internal Revenue Code of 1986, as amended. The issue date of this Certificate is September 27, 2006.

Unless this Certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Trust or its agent for registration of transfer, exchange, or payment, and any Certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

The Class M-1 Certificates will provide credit support to certain Classes of Certificates, as described in the Pooling Agreement.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

WMABS Series 2006-HE3	Portion of the Class M-1 Principal Balance as of the Cut-Off Date Evidenced by this Certificate:	$14,601,000.00

Class M-1 Certificate Interest Rate:	Variable
Cut-Off Date:	September 1, 2006
First Distribution Date:	October 25, 2006
Last Scheduled Distribution Date:	August 25, 2036
Class M-1 Principal Balance as of the Cut-Off Date:	$14,601,000.00

Cede & Co.
Registered Owner
Certificate No. _____

CUSIP [_____]

WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

Class M-2

Evidencing a beneficial interest in a pool of assets consisting of beneficial interests in another pool of assets consisting of beneficial interests in another pool of assets consisting of, among other things, one- to four-family mortgage loans formed by

WaMu ASSET ACCEPTANCE CORP.

This Certificate is issued by Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust. This Certificate represents ownership of a "regular interest" in a "real estate mortgage investment conduit," as those terms are defined in Sections 860G and 860D, respectively, of the Internal Revenue Code of 1986, as amended. The issue date of this Certificate is September 27, 2006.

Unless this Certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Trust or its agent for registration of transfer, exchange, or payment, and any Certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

The Class M-2 Certificates will provide credit support to certain Classes of Certificates, as described in the Pooling Agreement.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

WMABS Series 2006-HE3	Portion of the Class M-2 Principal Balance as of the Cut-Off Date Evidenced by this Certificate:	$13,367,000.00

Class M-2 Certificate Interest Rate:	Variable
Cut-Off Date:	September 1, 2006
First Distribution Date:	October 25, 2006
Last Scheduled Distribution Date:	August 25, 2036
Class M-2 Principal Balance as of the Cut-Off Date:	$13,367,000.00

Cede & Co.
Registered Owner
Certificate No. _____

WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

Class M-3

Evidencing a beneficial interest in a pool of assets consisting of beneficial interests in another pool of assets consisting of beneficial interests in another pool of assets consisting of, among other things, one- to four-family mortgage loans formed by

WaMu ASSET ACCEPTANCE CORP.

This Certificate is issued by Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust. This Certificate represents ownership of a "regular interest" in a "real estate mortgage investment conduit," as those terms are defined in Sections 860G and 860D, respectively, of the Internal Revenue Code of 1986, as amended. The issue date of this Certificate is September 27, 2006.

Unless this Certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Trust or its agent for registration of transfer, exchange, or payment, and any Certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

The Class M-3 Certificates will provide credit support to certain Classes of Certificates, as described in the Pooling Agreement.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

WMABS Series 2006-HE3	Portion of the Class M-3 Principal Balance as of the Cut-Off Date Evidenced by this Certificate:	$7,814,000.00

Class M-3 Certificate Interest Rate:	Variable
Cut-Off Date:	September 1, 2006
First Distribution Date:	October 25, 2006
Last Scheduled Distribution Date:	August 25, 2036
Class M-3 Principal Balance as of the Cut-Off Date:	$7,814,000.00

Cede & Co.
Registered Owner
Certificate No. _____

CUSIP [_____]

WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

Class M-4

Evidencing a beneficial interest in a pool of assets consisting of beneficial interests in another pool of assets consisting of beneficial interests in another pool of assets consisting of, among other things, one- to four-family mortgage loans formed by

WaMu ASSET ACCEPTANCE CORP.

This Certificate is issued by Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust. This Certificate represents ownership of a "regular interest" in a "real estate mortgage investment conduit," as those terms are defined in Sections 860G and 860D, respectively, of the Internal Revenue Code of 1986, as amended. The issue date of this Certificate is September 27, 2006.

Unless this Certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Trust or its agent for registration of transfer, exchange, or payment, and any Certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

The Class M-4 Certificates will provide credit support to certain Classes of Certificates, as described in the Pooling Agreement.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

WMABS Series 2006-HE3	Portion of the Class M-4 Principal Balance as of the Cut-Off Date Evidenced by this Certificate:	$6,992,000.00

Class M-4 Certificate Interest Rate:	Variable
Cut-Off Date:	September 1, 2006
First Distribution Date:	October 25, 2006
Last Scheduled Distribution Date:	August 25, 2036
Class M-4 Principal Balance as of the Cut-Off Date:	$6,992,000.00

Cede & Co.
Registered Owner
Certificate No. _____

WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

Class M-5

Evidencing a beneficial interest in a pool of assets consisting of beneficial interests in another pool of assets consisting of beneficial interests in another pool of assets consisting of, among other things, one- to four-family mortgage loans formed by

WaMu ASSET ACCEPTANCE CORP.

This Certificate is issued by Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust. This Certificate represents ownership of a "regular interest" in a "real estate mortgage investment conduit," as those terms are defined in Sections 860G and 860D, respectively, of the Internal Revenue Code of 1986, as amended. The issue date of this Certificate is September 27, 2006.

Unless this Certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Trust or its agent for registration of transfer, exchange, or payment, and any Certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

The Class M-5 Certificates will provide credit support to certain Classes of Certificates, as described in the Pooling Agreement.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

WMABS Series 2006-HE3	Portion of the Class M-5 Principal Balance as of the Cut-Off Date Evidenced by this Certificate:	$6,581,000.00

Class M-5 Certificate Interest Rate:	Variable
Cut-Off Date:	September 1, 2006
First Distribution Date:	October 25, 2006
Last Scheduled Distribution Date:	August 25, 2036
Class M-5 Principal Balance as of the Cut-Off Date:	$6,581,000.00

Cede & Co.
Registered Owner
Certificate No. _____

WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

Class M-6

Evidencing a beneficial interest in a pool of assets consisting of beneficial interests in another pool of assets consisting of beneficial interests in another pool of assets consisting of, among other things, one- to four-family mortgage loans formed by

WaMu ASSET ACCEPTANCE CORP.

This Certificate is issued by Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust. This Certificate represents ownership of a "regular interest" in a "real estate mortgage investment conduit," as those terms are defined in Sections 860G and 860D, respectively, of the Internal Revenue Code of 1986, as amended. The issue date of this Certificate is September 27, 2006.

Unless this Certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Trust or its agent for registration of transfer, exchange, or payment, and any Certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

The Class M-6 Certificates will provide credit support to certain Classes of Certificates, as described in the Pooling Agreement.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

WMABS Series 2006-HE3	Portion of the Class M-6 Principal Balance as of the Cut-Off Date Evidenced by this Certificate:	$6,169,000.00

Class M-6 Certificate Interest Rate:	Variable
Cut-Off Date:	September 1, 2006
First Distribution Date:	October 25, 2006
Last Scheduled Distribution Date:	August 25, 2036
Class M-6 Principal Balance as of the Cut-Off Date:	$6,169,000.00

Cede & Co.
Registered Owner
Certificate No. _____

WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

Class M-7

Evidencing a beneficial interest in a pool of assets consisting of beneficial interests in another pool of assets consisting of beneficial interests in another pool of assets consisting of, among other things, one- to four-family mortgage loans formed by

WaMu ASSET ACCEPTANCE CORP.

This Certificate is issued by Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust. This Certificate represents ownership of a "regular interest" in a "real estate mortgage investment conduit," as those terms are defined in Sections 860G and 860D, respectively, of the Internal Revenue Code of 1986, as amended. The issue date of this Certificate is September 27, 2006.

Unless this Certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Trust or its agent for registration of transfer, exchange, or payment, and any Certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

The Class M-7 Certificates will provide credit support to certain Classes of Certificates, as described in the Pooling Agreement.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

WMABS Series 2006-HE3	Portion of the Class M-7 Principal Balance as of the Cut-Off Date Evidenced by this Certificate:	$5,964,000.00

Class M-7 Certificate Interest Rate:	Variable
Cut-Off Date:	September 1, 2006
First Distribution Date:	October 25, 2006
Last Scheduled Distribution Date:	August 25, 2036
Class M-7 Principal Balance as of the Cut-Off Date:	$5,964,000.00

Cede & Co.
Registered Owner
Certificate No. _____

CUSIP [_____]

WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

Class M-8

Evidencing a beneficial interest in a pool of assets consisting of beneficial interests in another pool of assets consisting of beneficial interests in another pool of assets consisting of, among other things, one- to four-family mortgage loans formed by

WaMu ASSET ACCEPTANCE CORP.

This Certificate is issued by Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust. This Certificate represents ownership of a "regular interest" in a "real estate mortgage investment conduit," as those terms are defined in Sections 860G and 860D, respectively, of the Internal Revenue Code of 1986, as amended. The issue date of this Certificate is September 27, 2006.

Unless this Certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Trust or its agent for registration of transfer, exchange, or payment, and any Certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

The Class M-8 Certificates will provide credit support to certain Classes of Certificates, as described in the Pooling Agreement.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

WMABS Series 2006-HE3   Portion of the Class M-8 Principal Balance as of the Cut-Off Date Evidenced by this Certificate: $4,730,000.00

Class M-8 Certificate Interest Rate: Variable
Cut-Off Date: September 1, 2006
First Distribution Date: October 25, 2006
Last Scheduled Distribution Date: August 25, 2036
Class M-8 Principal Balance as of the Cut-Off Date: $4,730,000.00


Cede & Co.
Registered Owner
Certificate No. _____


CUSIP [_____]

WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

Class M-9

Evidencing a beneficial interest in a pool of assets consisting of beneficial interests in another pool of assets consisting of beneficial interests in another pool of assets consisting of, among other things, one- to four-family mortgage loans formed by

WaMu ASSET ACCEPTANCE CORP.

This Certificate is issued by Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust. This Certificate represents ownership of a "regular interest" in a "real estate mortgage investment conduit," as those terms are defined in Sections 860G and 860D, respectively, of the Internal Revenue Code of 1986, as amended. The issue date of this Certificate is September 27, 2006.

Unless this Certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Trust or its agent for registration of transfer, exchange, or payment, and any Certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

The Class M-9 Certificates will provide credit support to certain Classes of Certificates, as described in the Pooling Agreement.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

WMABS Series 2006-HE3	Portion of the Class M-9 Principal Balance as of the Cut-Off Date Evidenced by this Certificate:	$3,290,000.00

Class M-9 Certificate Interest Rate:	Variable
Cut-Off Date:	September 1, 2006
First Distribution Date:	October 25, 2006
Last Scheduled Distribution Date:	August 25, 2036
Class M-9 Principal Balance as of the Cut-Off Date:	$3,290,000.00


Cede & Co.
Registered Owner
Certificate No. _____


CUSIP [_____]

WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

Class B-1

Evidencing a beneficial interest in a pool of assets consisting of beneficial interests in another pool of assets consisting of beneficial interests in another pool of assets consisting of, among other things, one- to four-family mortgage loans formed by

WaMu ASSET ACCEPTANCE CORP.

This Certificate is issued by Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust. This Certificate represents ownership of a "regular interest" in a "real estate mortgage investment conduit," as those terms are defined in Sections 860G and 860D, respectively, of the Internal Revenue Code of 1986, as amended. The issue date of this Certificate is September 27, 2006.

Unless this Certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Trust or its agent for registration of transfer, exchange, or payment, and any Certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THESE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF REGISTRATION OR THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND EXCEPT IN ACCORDANCE WITH SECTION 5.01(d) OF THE POOLING AGREEMENT.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

The Class B-1 Certificates will provide credit support to certain Classes of Certificates, as described in the Pooling Agreement.

WMABS Series 2006-HE3	Portion of the Class B-1 Principal Balance as of the Cut-Off Date Evidenced by this Certificate:	$3,290,000.00

Class B-1 Certificate Interest Rate:	Variable
Cut-Off Date:	September 1, 2006
First Distribution Date:	October 25, 2006
Last Scheduled Distribution Date:	August 25, 2036
Class B-1 Principal Balance as of the Cut-Off Date:	$3,290,000.00

Cede & Co.
Registered Owner
Certificate No. _____

CUSIP [_____]

WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

Class B-2

Evidencing a beneficial interest in a pool of assets consisting of beneficial interests in another pool of assets consisting of beneficial interests in another pool of assets consisting of, among other things, one- to four-family mortgage loans formed by

WaMu ASSET ACCEPTANCE CORP.

This Certificate is issued by Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust. This Certificate represents ownership of a "regular interest" in a "real estate mortgage investment conduit," as those terms are defined in Sections 860G and 860D, respectively, of the Internal Revenue Code of 1986, as amended. The issue date of this Certificate is September 27, 2006.

Unless this Certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Trust or its agent for registration of transfer, exchange, or payment, and any Certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THESE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF REGISTRATION OR THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND EXCEPT IN ACCORDANCE WITH SECTION 5.01(d) OF THE POOLING AGREEMENT.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

The Class B-2 Certificates will provide credit support to certain Classes of Certificates, as described in the Pooling Agreement.

WMABS Series 2006-HE3	Portion of the Class B-2 Principal Balance as of the Cut-Off Date Evidenced by this Certificate:	$4,113,000.00

Class B-2 Certificate Interest Rate:	Variable
Cut-Off Date:	September 1, 2006
First Distribution Date:	October 25, 2006
Last Scheduled Distribution Date:	August 25, 2036
Class B-2 Principal Balance as of the Cut-Off Date:	$4,113,000.00


Cede & Co.
Registered Owner
Certificate No. _____


WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

Class C

Evidencing a beneficial interest in a pool of assets consisting of beneficial interests in another pool of assets consisting of beneficial interests in another pool of assets consisting of, among other things, one- to four-family mortgage loans formed by

WaMu ASSET ACCEPTANCE CORP.

This Certificate is issued by Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust. This Certificate represents ownership of a "regular interest" in a "real estate mortgage investment conduit," as those terms are defined in Sections 860G and 860D, respectively, of the Internal Revenue Code of 1986, as amended. The issue date of this Certificate is September 27, 2006.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THESE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF REGISTRATION OR THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND EXCEPT IN ACCORDANCE WITH SECTION 5.01(d) OF THE POOLING AGREEMENT.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

The Class C Certificates will provide credit support to certain Classes of Certificates, as described in the Pooling Agreement.

WMABS Series 2006-HE3	Portion of the Class C Notional Amount as of the Cut-Off Date Evidenced by this Certificate:	$[_____.__]

Class C Certificate Interest Rate:	Variable, applied to the Class C Notional Amount
Cut-Off Date:	September 1, 2006
First Distribution Date:	October 25, 2006
Last Scheduled Distribution Date:	August 25, 2036
Class C Principal Balance as of the Cut-Off Date:	$[_____.__]
Class C Notional Amount as of the Cut-Off Date:	$[_____.__]

WM Asset Holdings Corp.
Registered Owner
Certificate No. _____

WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

Class P

Evidencing a Percentage Interest in certain distributions with respect to a pool of one- to four-family mortgage loans formed by

WaMu ASSET ACCEPTANCE CORP.

This Certificate is issued by Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust. This Certificate represents ownership of a "regular interest" in a "real estate mortgage investment conduit," as those terms are defined in Sections 860G and 860D, respectively, of the Internal Revenue Code of 1986, as amended. The issue date of this Certificate is September 27, 2006.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THESE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF REGISTRATION OR THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND EXCEPT IN ACCORDANCE WITH SECTION 5.01(d) OF THE POOLING AGREEMENT.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

WMABS Series 2006-HE3	Portion of the Class P Principal Balance as of the Cut-Off Date Evidenced by this Certificate:	100.00%

Cut-Off Date:	September 1, 2006
First Distribution Date:	October 25, 2006
Last Scheduled Distribution Date:	August 25, 2036
Class P Principal Balance as of the Cut-Off Date:	$100.00

WM Asset Holdings Corp.
Registered Owner
Certificate No. _____

Exhibit B

WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

Class R

Evidencing a Percentage Interest in certain distributions with respect to a pool of one- to four-family mortgage loans formed by

WaMu ASSET ACCEPTANCE CORP.

UNLESS OTHERWISE PROVIDED IN THE POOLING AGREEMENT, ANY RESALE, TRANSFER OR OTHER DISPOSITION OF THIS CERTIFICATE MAY BE MADE ONLY IF THE PROPOSED TRANSFEREE PROVIDES A TRANSFER AFFIDAVIT TO THE COMPANY AND THE TRUSTEE THAT (1) SUCH TRANSFEREE IS NOT EITHER (A) THE UNITED STATES, ANY STATE OR POLITICAL SUBDIVISION THEREOF, ANY FOREIGN GOVERNMENT, ANY INTERNATIONAL ORGANIZATION, OR ANY AGENCY OR INSTRUMENTALITY OF ANY OF THE FOREGOING, (B) ANY ORGANIZATION (OTHER THAN A COOPERATIVE DESCRIBED IN SECTION 521 OF THE CODE) WHICH IS EXEMPT FROM THE TAX IMPOSED BY CHAPTER 1 OF THE CODE UNLESS SUCH ORGANIZATION IS SUBJECT TO THE TAX IMPOSED BY SECTION 511 OF THE CODE, (C) ANY ORGANIZATION DESCRIBED IN SECTION 1381(a)(2)(C) OF THE CODE (ANY SUCH PERSON DESCRIBED IN THE FOREGOING CLAUSES (A), (B), OR (C) BEING HEREINAFTER REFERRED TO AS A “DISQUALIFIED ORGANIZATION”), OR (D) AN AGENT OF A DISQUALIFIED ORGANIZATION AND (2) NO PURPOSE OF SUCH TRANSFER IS TO ENABLE THE TRANSFER TO IMPEDE THE ASSESSMENT OR COLLECTION OF TAX. SUCH AFFIDAVIT SHALL INCLUDE CERTAIN REPRESENTATIONS AS TO THE FINANCIAL CONDITION OF THE PROPOSED TRANSFEREE. NOTWITHSTANDING THE REGISTRATION IN THE CERTIFICATE REGISTER OF ANY TRANSFER, SALE OR OTHER DISPOSITION OF THIS CLASS R CERTIFICATE TO A DISQUALIFIED ORGANIZATION OR AN AGENT OF A DISQUALIFIED ORGANIZATION, SUCH REGISTRATION SHALL BE DEEMED TO BE OF NO LEGAL FORCE OR EFFECT WHATSOEVER AND SUCH PERSON SHALL NOT BE DEEMED TO BE A CERTIFICATEHOLDER FOR ANY PURPOSE HEREUNDER, INCLUDING, BUT NOT LIMITED TO, THE RECEIPT OF DISTRIBUTIONS ON THIS CERTIFICATE. EACH HOLDER OF A CLASS R CERTIFICATE BY ACCEPTANCE OF THIS CERTIFICATE SHALL BE DEEMED TO HAVE CONSENTED TO THE PROVISIONS OF THIS PARAGRAPH.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THESE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF REGISTRATION OR THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND EXCEPT IN ACCORDANCE WITH SECTION 5.01(d) OF THE POOLING AGREEMENT.

UNLESS OTHERWISE PROVIDED IN THE POOLING AGREEMENT, IN THE CASE OF ANY CLASS R CERTIFICATE PRESENTED FOR REGISTRATION IN THE NAME OF ANY PERSON, THE TRUSTEE SHALL REQUIRE AN OFFICER’S CERTIFICATE IN THE FORM DESCRIBED IN SECTION 5.01(c) OF THE POOLING AGREEMENT. NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A “PLAN”) SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), SHALL BE MADE.

This Certificate is issued by Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust. Solely for U.S. federal income tax purposes, this Certificate represents “residual interests” in “real estate mortgage investment conduits,” as those terms are defined in Sections 860G and 860D, respectively, of the Internal Revenue Code of 1986, as amended.

WMABS Series 2006-HE3	Percentage Interest evidenced by this Class R Certificate in the distributions to be made with respect to the Class R Certificates:	100%

Class R Certificate Interest Rate:	Variable.
Cut-Off Date:	September 1, 2006
First Distribution Date:	October 25, 2006
Last Scheduled Distribution Date:	August 25, 2036
Class R Principal Balance as of the Cut-Off Date:	$0.00

Washington Mutual Bank
Registered Owner
Certificate No. ______

Exhibit B

WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

Class R-CX

Evidencing a Percentage Interest in certain distributions with respect to a pool of one- to four-family mortgage loans formed by

WaMu ASSET ACCEPTANCE CORP.

UNLESS OTHERWISE PROVIDED IN THE POOLING AGREEMENT, ANY RESALE, TRANSFER OR OTHER DISPOSITION OF THIS CERTIFICATE MAY BE MADE ONLY IF THE PROPOSED TRANSFEREE PROVIDES A TRANSFER AFFIDAVIT TO THE COMPANY AND THE TRUSTEE THAT (1) SUCH TRANSFEREE IS NOT EITHER (A) THE UNITED STATES, ANY STATE OR POLITICAL SUBDIVISION THEREOF, ANY FOREIGN GOVERNMENT, ANY INTERNATIONAL ORGANIZATION, OR ANY AGENCY OR INSTRUMENTALITY OF ANY OF THE FOREGOING, (B) ANY ORGANIZATION (OTHER THAN A COOPERATIVE DESCRIBED IN SECTION 521 OF THE CODE) WHICH IS EXEMPT FROM THE TAX IMPOSED BY CHAPTER 1 OF THE CODE UNLESS SUCH ORGANIZATION IS SUBJECT TO THE TAX IMPOSED BY SECTION 511 OF THE CODE, (C) ANY ORGANIZATION DESCRIBED IN SECTION 1381(a)(2)(C) OF THE CODE (ANY SUCH PERSON DESCRIBED IN THE FOREGOING CLAUSES (A), (B), OR (C) BEING HEREINAFTER REFERRED TO AS A "DISQUALIFIED ORGANIZATION"), OR (D) AN AGENT OF A DISQUALIFIED ORGANIZATION AND (2) NO PURPOSE OF SUCH TRANSFER IS TO ENABLE THE TRANSFER TO IMPEDE THE ASSESSMENT OR COLLECTION OF TAX. SUCH AFFIDAVIT SHALL INCLUDE CERTAIN REPRESENTATIONS AS TO THE FINANCIAL CONDITION OF THE PROPOSED TRANSFEREE. NOTWITHSTANDING THE REGISTRATION IN THE CERTIFICATE REGISTER OF ANY TRANSFER, SALE OR OTHER DISPOSITION OF THIS CLASS R-CX TO A DISQUALIFIED ORGANIZATION OR AN AGENT OF A DISQUALIFIED ORGANIZATION, SUCH REGISTRATION SHALL BE DEEMED TO BE OF NO LEGAL FORCE OR EFFECT WHATSOEVER AND SUCH PERSON SHALL NOT BE DEEMED TO BE A CERTIFICATEHOLDER FOR ANY PURPOSE HEREUNDER, INCLUDING, BUT NOT LIMITED TO, THE RECEIPT OF DISTRIBUTIONS ON THIS CERTIFICATE. EACH HOLDER OF A CLASS R-CX BY ACCEPTANCE OF THIS CERTIFICATE SHALL BE DEEMED TO HAVE CONSENTED TO THE PROVISIONS OF THIS PARAGRAPH.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THESE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF REGISTRATION OR THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND EXCEPT IN ACCORDANCE WITH SECTION 5.01(d) OF THE POOLING AGREEMENT.

UNLESS OTHERWISE PROVIDED IN THE POOLING AGREEMENT, IN THE CASE OF ANY CLASS R-CX PRESENTED FOR REGISTRATION IN THE NAME OF ANY PERSON, THE TRUSTEE SHALL REQUIRE AN OFFICER'S CERTIFICATE IN THE FORM DESCRIBED IN SECTION 5.01(c) OF THE POOLING AGREEMENT. NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE.

This Certificate is issued by Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust. Solely for U.S. federal income tax purposes, this Certificate represents "residual interests" in "real estate mortgage investment conduits," as those terms are defined in Sections 860G and 860D, respectively, of the Internal Revenue Code of 1986, as amended.

| WMABS Series 2006-HE3 | Percentage Interest evidenced by this Class R-CX Certificate in the distributions to be made with respect to the Class R-CX Certificates: | 100% |

Class R-CX Certificate Interest Rate:	Variable.
Cut-Off Date:	September 1, 2006
First Distribution Date:	October 25, 2006
Last Scheduled Distribution Date:	August 25, 2036
Class R-CX Principal Balance as of the Cut-Off Date:	$0.00

WM Asset Holdings Corp.
Registered Owner
Certificate No. _____

Exhibit B

WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

Class R-PX

Evidencing a Percentage Interest in certain distributions with respect to a pool of one- to four-family mortgage loans formed by

WaMu ASSET ACCEPTANCE CORP.

UNLESS OTHERWISE PROVIDED IN THE POOLING AGREEMENT, ANY RESALE, TRANSFER OR OTHER DISPOSITION OF THIS CERTIFICATE MAY BE MADE ONLY IF THE PROPOSED TRANSFEREE PROVIDES A TRANSFER AFFIDAVIT TO THE COMPANY AND THE TRUSTEE THAT (1) SUCH TRANSFEREE IS NOT EITHER (A) THE UNITED STATES, ANY STATE OR POLITICAL SUBDIVISION THEREOF, ANY FOREIGN GOVERNMENT, ANY INTERNATIONAL ORGANIZATION, OR ANY AGENCY OR INSTRUMENTALITY OF ANY OF THE FOREGOING, (B) ANY ORGANIZATION (OTHER THAN A COOPERATIVE DESCRIBED IN

SECTION 521 OF THE CODE) WHICH IS EXEMPT FROM THE TAX IMPOSED BY CHAPTER 1 OF THE CODE UNLESS SUCH ORGANIZATION IS SUBJECT TO THE TAX IMPOSED BY SECTION 511 OF THE CODE, (C) ANY ORGANIZATION DESCRIBED IN SECTION 1381(a)(2)(C) OF THE CODE (ANY SUCH PERSON DESCRIBED IN THE FOREGOING CLAUSES (A), (B), OR (C) BEING HEREINAFTER REFERRED TO AS A "DISQUALIFIED ORGANIZATION"), OR (D) AN AGENT OF A DISQUALIFIED ORGANIZATION AND (2) NO PURPOSE OF SUCH TRANSFER IS TO ENABLE THE TRANSFER TO IMPEDE THE ASSESSMENT OR COLLECTION OF TAX. SUCH AFFIDAVIT SHALL INCLUDE CERTAIN REPRESENTATIONS AS TO THE FINANCIAL CONDITION OF THE PROPOSED TRANSFEREE. NOTWITHSTANDING THE REGISTRATION IN THE CERTIFICATE REGISTER OF ANY TRANSFER, SALE OR OTHER DISPOSITION OF THIS CLASS R-PX TO A DISQUALIFIED ORGANIZATION OR AN AGENT OF A DISQUALIFIED ORGANIZATION, SUCH REGISTRATION SHALL BE DEEMED TO BE OF NO LEGAL FORCE OR EFFECT WHATSOEVER AND SUCH PERSON SHALL NOT BE DEEMED TO BE A CERTIFICATEHOLDER FOR ANY PURPOSE HEREUNDER, INCLUDING, BUT NOT LIMITED TO, THE RECEIPT OF DISTRIBUTIONS ON THIS CERTIFICATE. EACH HOLDER OF A CLASS R-PX BY ACCEPTANCE OF THIS CERTIFICATE SHALL BE DEEMED TO HAVE CONSENTED TO THE PROVISIONS OF THIS PARAGRAPH.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THESE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF REGISTRATION OR THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND EXCEPT IN ACCORDANCE WITH SECTION 5.01(d) OF THE POOLING AGREEMENT.

UNLESS OTHERWISE PROVIDED IN THE POOLING AGREEMENT, IN THE CASE OF ANY CLASS R-PX PRESENTED FOR REGISTRATION IN THE NAME OF ANY PERSON, THE TRUSTEE SHALL REQUIRE AN OFFICER'S CERTIFICATE IN THE FORM DESCRIBED IN SECTION 5.01(c) OF THE POOLING AGREEMENT. NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE.

This Certificate is issued by Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust. Solely for U.S. federal income tax purposes, this Certificate represents "residual interests" in "real estate mortgage investment conduits," as those terms are defined in Sections 860G and 860D, respectively, of the Internal Revenue Code of 1986, as amended.

WMABS Series 2006-HE3	Percentage Interest evidenced by this Class R-PX Certificate in the distributions to be made with respect to the Class R-PX Certificates:	100%

Class R-PX Certificate Interest Rate:	Variable.
Cut-Off Date:	September 1, 2006
First Distribution Date:	October 25, 2006
Last Scheduled Distribution Date:	August 25, 2036
Class R-PX Principal Balance as of the Cut-Off Date:	$0.00

WM Asset Holdings Corp.
Registered Owner
Certificate No. _____

Exhibit C

FORM OF LOST NOTE AFFIDAVIT

Personally appeared before me the undersigned authority to administer oaths, _____ _____ who first being duly sworn deposes and says: Deponent is _____ _____ of _____, successor by merger to _____ _____ ("Seller") and who has personal knowledge of the facts set out in this affidavit.

On _____, _____ did execute and deliver a promissory note in the principal amount of $_____.

That said note has been misplaced or lost through causes unknown and is presently lost and unavailable after diligent search has been made. Seller's records show that an amount of principal and interest on said note is still presently outstanding, due, and unpaid, and Seller is still owner and holder in due course of said lost note.

Seller executes this Affidavit for the purpose of inducing LaSalle Bank National Association, as Trustee on behalf of Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust, to accept the transfer of the above described loan from Seller.

Seller agrees to indemnify LaSalle Bank National Association, Washington Mutual Asset Acceptance Corp. and Washington Mutual Bank harmless for any losses incurred by such parties resulting from the above described promissory note has been lost or misplaced.

By: _____

_____

STATE OF _____)
)   SS:
COUNTY OF _____)

On this _____ day of _____, 20_, before me, a Notary Public, in and for said County and State, appeared _____, who acknowledged the extension of the foregoing and who, having been duly sworn, states that any representations therein contained are true.

Witness my hand and Notarial Seal this _____ day of 20__.

_____

My commission expires _____.

Mortgage Loan Schedule

Copies of the Mortgage Loan Schedule (which has been intentionally omitted from this filing) may be obtained from WaMu Asset Acceptance Corp. or LaSalle Bank National Association by contacting:

in the case of WaMu Asset Acceptance Corp.,

John Ganzer
WaMu Asset Acceptance Corp.
c/o Washington Mutual Mortgage Securities Corp.
75 N. Fairway Drive, VHF2A01
Vernon Hills, IL 60061
Telephone: (847) 549-3113
Facsimile: (847) 549-3680

FORM OF SWAP AGREEMENT

See Exhibit 99.2 to Form 8-K filed on October 12, 2006

FORM OF RESIDUAL NIM HOLDER CERTIFICATE

LaSalle Bank National Association
135 South LaSalle Street, Suite 1511
Chicago, Illinois 60603
Attention: Global Securitization Trust Services

      Re: Pooling and Servicing Agreement (the "Agreement"), dated as of September 1, 2006 among WaMu Asset Acceptance Corp., Washington Mutual Bank, Christiana Bank and Trust Company and LaSalle Bank National Association, Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust

Ladies and Gentlemen:

The undersigned hereby certifies that the undersigned is the Residual NIM Holder and further certifies that the undersigned is not an Affiliate of Washington Mutual Mortgage Securities Corp., a Delaware corporation. Capitalized terms used in this certificate without definition have the meaning given to them in the Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of _____, 200__.

[_____]

By: _____
Name: _____
Title: _____

FORM OF MORTGAGE LOAN ASSIGNMENT AGREEMENT

This **MORTGAGE LOAN ASSIGNMENT AGREEMENT** (this "Agreement"), dated as of _____, 200___, is by and between _____, a _____, as purchaser (the "Company") and **WASHINGTON MUTUAL ASSET-BACKED CERTIFICATES WMABS SERIES 2006-HE3 TRUST**, by **LASALLE BANK NATIONAL ASSOCIATION,** not in its individual capacity but as trustee, except with respect to Article 3 (the "Trustee"), as seller (the "Trust").

In consideration of the mutual covenants made herein and for other good and valuable consideration the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1.   DEFINITIONS

Capitalized terms used but not defined herein shall have the meanings assigned to them in the Pooling and Servicing Agreement dated as of September 1, 2006 (the "Pooling and Servicing Agreement") by and among Washington Mutual Bank, as servicer (the "Servicer"), WaMu Asset Acceptance Corp., as Company, Christiana Bank and Trust Company and the Trustee, as trustee.

ARTICLE 2.   SALE AND CONVEYANCE OF MORTGAGE LOAN; POSSESSION OF FILES; PAYMENT OF PURCHASE PRICE; DELIVERY OF MORTGAGE LOAN DOCUMENTS; RECORDATION OF ASSIGNMENTS OF MORTGAGE

Section 2.1   Sale and Conveyance of Mortgage Loans; Possession of Files

(a)   Pursuant to Section 2.08 of the Pooling and Servicing Agreement and Section 3.1 of the Mortgage Loan Purchase Agreement, subject to the provisions of the Pooling and Servicing Agreement and after the deposit of the Purchase Price in the Collection Account and the Trustee's receipt of a written certification from the Servicer of such deposit (the "Certification"), the Trust hereby sells, transfers, assigns, sets over, and conveys to the Company, without recourse, or, except as set forth in Article 3, representations or warranties, all the right, title, and interest of the Trust in and to the mortgage loan identified on Schedule I attached hereto (the "Mortgage Loan").

(b)   In accordance with Section 3.17 of the Pooling and Servicing Agreement, the Trustee on behalf of the Trust will deliver to the Company, or to such third party as the Company may direct, the documents comprising the Mortgage File with respect to the Mortgage Loan upon the Trustee's receipt of the Certification. Upon payment for the Mortgage Loan pursuant to Section 2.1(c) below, the beneficial ownership of the Mortgage Note, the Mortgage, and each of the other documents comprising the Mortgage File with respect to the Mortgage Loan is and shall be vested in the Company, and the ownership of all records and documents with respect to the Mortgage Loan prepared by or which come into the possession of the Trustee or the Trust or any agent or designee thereof shall immediately vest in the Company and shall be delivered to the Company or as the Company may otherwise direct.

(c)   In full consideration for the sale of the Mortgage Loan pursuant to Section 2.1(a) hereof, and upon the terms and conditions of this Agreement, the Company hereby purchases the Mortgage Loan.

(d)   Subject to the fulfillment of any other conditions to such [purchase/repurchase] under the Pooling and Servicing Agreement and following the deposit of the Purchase Price in the Collection

Account and the Trustee's receipt of the Certification, the Company shall own and be entitled to receive with respect to the Mortgage Loan all Monthly Payments and all other recoveries of principal and interest. All such amounts that are collected after the date of the deposit of the Purchase Price and the Trustee's receipt of the Certification shall be held and remitted by the Servicer to the Company in accordance with the terms of this Agreement.

ARTICLE 3. REPRESENTATIONS AND WARRANTIES OF THE TRUST CONCERNING THE MORTGAGE LOAN

The Trustee hereby represents and warrants to, and agrees with the Company that, as to the Mortgage Loan and as of the date first written above:

The Trustee, to its actual knowledge has not taken any action with respect to the Mortgage Loans, other than at the direction of the Company, its attorneys and subservicers or WaMu Asset Acceptance Corp., which would result in the imposition of any lien on, security interest in, or other encumbrance of, the real property securing the Mortgage Loan, other than permitted pursuant to the Pooling and Servicing Agreement, and other than such action as might be required to preserve and maintain the Mortgage.

ARTICLE 4. MISCELLANEOUS PROVISIONS

Section 4.1 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York (including Section 5-1401 of the New York General Obligations Law) and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws without giving effect to conflict of laws principles other than Section 5-1401 of the New York General Obligations Law.

Section 4.2 Severability of Provisions

If any one or more of the covenants, agreements, provisions, or terms of this Agreement shall be held invalid for any reason whatsoever, then such covenants, agreements, provisions, or terms shall be deemed severable from the remaining covenants, agreements, provisions, or terms of this Agreement and shall in no way affect the validity or enforceability of the other covenants, agreements, provisions, or terms of this Agreement or the rights of the parties hereunder.

Section 4.3 Schedules

The schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement.

Section 4.4 Counterparts; Successors and Assigns

This Agreement may be executed in one or more counterparts, and by the different parties hereto on separate counterparts, each of which, when so executed, shall be deemed to be an original; such counterparts, together, shall constitute one and the same agreement. This Agreement shall inure to the benefit of and be binding upon the Company and the Trust.

Section 4.5   **Effect of Headings**

The headings in this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

     Section 4.6   **Survival**

The representations, warranties, covenants and agreements of the parties provided in this Agreement and the parties' obligations hereunder shall survive the execution, delivery and termination of this Agreement.

     Section 4.7   **Costs**

The Company shall pay all costs, fees and expenses incurred in connection with the transfer and delivery of the Mortgage Loan purchased by the Company under this Agreement.

[Signature page follows]

TO WITNESS THIS, the Company and the Trustee have caused their names to be signed to this Mortgage Loan Assignment Agreement by their duly authorized respective officers as of the day and year first above written.


WASHINGTON MUTUAL ASSET-BACKED CERTIFICATES WMABS SERIES 2006-HE3 TRUST by LASALLE BANK NATIONAL ASSOCIATION, as Trustee and not in its individual capacity, except with respect to Article 3

By: _____
Name:_____
Title: _____

[_____]

By: _____
Name:_____
Title: _____


STATE OF _____)
) ss.

COUNTY OF _____)

This instrument was acknowledged before me on _____, 200___, by _____ as _____ of _____.

_____

Print Name_____
NOTARY PUBLIC in and for the State of
_____, residing at _____
My commission expires _____

STATE OF _____)
) ss.

COUNTY OF _____)

This instrument was acknowledged before me on _____, 200___, by _____ as _____ of LaSalle Bank National Association.

_____

Print Name_____
NOTARY PUBLIC in and for the State of
_____, residing at _____
My commission expires _____

FORM OF ADDITIONAL MATTER INCORPORATED INTO THE FORM OF
THE CERTIFICATES (OTHER THAN THE RESIDUAL AND CLASS P
CERTIFICATES)

This Certificate does not represent an obligation of or interest in WaMu Asset Acceptance Corp. or any of its affiliates. Neither this Certificate nor the underlying Mortgage Loans are guaranteed by any agency or instrumentality of the United States.

This certifies that the above-named Registered Owner is the registered owner of certain interests in a pool of assets Trust consisting of, among other things, one- to four-family mortgage loans (the "Mortgage Loans"), formed by WaMu Asset Acceptance Corp. (the "Company"), which term includes any successor entity under the Pooling Agreement referred to below. The Trust was created pursuant to a Pooling and Servicing Agreement, dated as of the Cut-Off Date stated above (the "Pooling Agreement"), among the Company, the Servicer, LaSalle Bank National Association, as Trustee (the "Trustee"), and Christiana Bank & Trust Company, as Delaware Trustee, a summary of certain of the pertinent provisions of which is set forth hereafter. To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Pooling Agreement. Nothing herein shall be deemed inconsistent with such meanings, and in the event of any conflict between the Pooling Agreement and the terms of this Certificate, the Pooling Agreement shall control. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling Agreement, to which Pooling Agreement the Holder of this Certificate, by virtue of the acceptance hereof, assents and by which such Holder is bound.

Distributions will be made, pursuant to the Pooling Agreement, on the 25th day of each month or, if such 25th day is not a Business Day, the Business Day immediately following (the "Distribution Date"), commencing on the first Distribution Date specified above, to the Person in whose name this Certificate is registered at the close of business on the Record Date, to the extent of such Certificateholder's Percentage Interest represented by this Certificate in the portion (if any) then distributable on the Certificates of this Class, as specified in Section 4.01 of the Pooling Agreement.

Distributions on this Certificate will be made by the Trustee by wire transfer or check mailed to the address of the Person entitled thereto, as such name and address shall appear on the Certificate Register. Notwithstanding the above, the final distribution on this Certificate will be made after due notice by the Trustee of the pendency of such distribution and only upon presentation and surrender of this Certificate to the Certificate Registrar.

Reference is hereby made to the further provisions of this Certificate set forth below, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by or on behalf of the Trustee, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Trust has caused this Certificate to be duly executed.

WASHINGTON MUTUAL ASSET-BACKED
CERTIFICATES WMABS SERIES 2006-HE3 TRUST

By: LASALLE BANK NATIONAL ASSOCIATION, as
Trustee

By: _____

(TRUSTEE'S CERTIFICATE OF AUTHENTICATION)

This is one of the Certificates referred to in the within-mentioned Pooling Agreement.

LASALLE BANK NATIONAL ASSOCIATION,
as Trustee

By: _____

Dated: _____

WaMu ASSET ACCEPTANCE CORP.
WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

This Certificate is one of a duly authorized issue of Certificates designated as Washington Mutual Asset-Backed Certificates of the Series and Class specified hereon (herein called the "Certificates") and representing certain interests in the Trust.

The Certificates do not represent an obligation of, or an interest in, the Company or any of its affiliates and are not insured or guaranteed by any governmental agency. The Certificates are limited in right of payment to certain collections and recoveries respecting the Mortgage Loans and other assets of the Trust, all as more specifically set forth herein and in the Pooling Agreement. In the event funds are advanced with respect to any Mortgage Loan, such advance is reimbursable to the Servicer from the related recoveries on such Mortgage Loan or from amounts received with respect to other Mortgage Loans to the extent that such advance is not otherwise recoverable.

As provided in the Pooling Agreement, withdrawals from the Distribution Account may be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement to the Servicer of advances made, or certain expenses incurred, by it.

The Pooling Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Certificateholders under the Pooling Agreement at any time by the Company, the Servicer and the Trustee with the consent of the Holders of the Certificates evidencing Percentage Interests aggregating not less than 66% and the NIMS Insurer. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent is made upon this Certificate.   The Pooling Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Pooling Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or the office maintained by the Trustee in the City and State of New York, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Trustee or any Authenticating Agent duly executed by, the Holder hereof or such Holder's attorney duly authorized in writing, and thereupon one or more new Certificates of Authorized Denominations evidencing the same Percentage Interest set forth hereinabove will be issued to the designated transferee or transferees.

[to be used only in the case of the Class B Certificates:] [No transfer, sale, pledge or other disposition of a Certificate of this Class shall be made unless such disposition is exempt from the registration requirements of the Securities Act, and any applicable state securities laws or is made in accordance with the Securities Act and laws. In the event that a transfer of this Certificate is to be made without registration under the Securities Act (other than in connection with the initial sale of thereof to the initial purchasers or the initial issuance thereof), then the Trustee shall refuse to register such transfer unless it receives (and upon receipt, may conclusively rely upon) a certificate from the Certificateholder desiring to effect such transfer substantially in the form attached as Exhibit Q-1 to the Pooling Agreement and a certificate from such Certificateholder's prospective transferee substantially in the form attached as Exhibit Q-2 to the Agreement (which in the case of the Book-Entry Certificates, the Certificateholder and the Certificateholder's prospective transferee will be deemed to have represented such certification). The

Holder hereof desiring to effect such transfer shall, and does hereby agree to, indemnify the Trustee and the Company against any liability that may result if the transfer is not so exempt or is not made in accordance with such federal and state laws.]

[to be used only in the case of the Class C Certificates:] [No transfer, sale, pledge or other disposition of a Certificate of this Class shall be made unless such disposition is exempt from the registration requirements of the Securities Act, and any applicable state securities laws or is made in accordance with the Securities Act and laws. In the event that a transfer is to be made in reliance upon an exemption from the Securities Act and such laws, in order to assure compliance with the Act and such laws, the Certificateholder desiring to effect such transfer and such Certificateholder's prospective transferee shall each certify to the Trustee and the Company in writing the facts surrounding the transfer, except as otherwise permitted by the Pooling Agreement. In the event that such a transfer is not to be made pursuant to Rule 144A of the Act, there shall be delivered to the Trustee and the Company an Opinion of Counsel that such transfer may be made pursuant to an exemption from the Securities Act, which Opinion of Counsel shall not be obtained at the expense of the Trustee, the Servicer or the Company; or there shall be delivered to the Trustee and the Company a transferor certificate by the transferor and an investment letter shall be executed by the transferee, in all cases except as otherwise permitted by the Pooling Agreement. The Holder hereof desiring to effect such transfer shall, and does hereby agree to, indemnify the Trustee and the Company against any liability that may result if the transfer is not so exempt or is not made in accordance with such federal and state laws.]

No transfer of this Certificate to a Plan subject to ERISA or Section 4975 of the Code, any Person acting, directly or indirectly, on behalf of any such Plan or any person using Plan Assets to acquire this Certificate shall be made except in accordance with section 5.01(e) of the Pooling Agreement.

The Certificates are issuable only as registered Certificates without coupons in Authorized Denominations specified in the Pooling Agreement. As provided in the Pooling Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of Authorized Denominations of like Certificate Principal Balance or Percentage Interest, as applicable, as requested by the Holder surrendering the same.

No service charge may be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Company, the Servicer, the Trust, the Trustee, the Delaware Trustee, the NIMS Insurer and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Company, the Servicer, the Trust, the Trustee, the Delaware Trustee, the NIMS Insurer nor any agent thereof shall be affected by notice to the contrary.

The obligations created by the Pooling Agreement and the Trust created thereby shall terminate upon (i) the later of the final payment or other liquidation (including purchase by the Terminator) of the last Mortgage Loan owned by the Trust or the disposition of all property acquired upon foreclosure or deed in lieu of foreclosure of any Mortgage Loan, and (ii) the payment to Certificateholders of all amounts required to be paid to them pursuant to the Pooling Agreement. The Pooling Agreement permits, but does not require, the Terminator to purchase from the Trust all Mortgage Loans at the time subject thereto and all property acquired by the Trust in respect of any Mortgage Loan upon payment to the Certificateholders of the amounts specified in the Pooling Agreement. The exercise of such right will effect early retirement of the Certificates, the Terminator's right to purchase being subject to the aggregate Principal Balance of the Mortgage Loans at the time of purchase being less than the percentage of the aggregate Principal Balance of the Mortgage Loans as of the Cut-Off Date specified in the Pooling Agreement and other limitations.

ASSIGNMENT

FOR VALUE RECEIVED the undersigned hereby sell(s) and assign(s) and transfer(s) unto

_____

_____

(Please print or typewrite name and address, including postal zip code of assignee. Please insert social security or other identifying number of assignee.)

the within WaMu Asset-Backed Certificate and hereby irrevocably constitutes and appoints

_____

Attorney to transfer said Certificate on the Certificate Register, with full power of substitution in the premises.

Dated: _____   _____
                                                            Signature

_____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within instrument in every particular, without alteration or enlargement or any change whatever. This Certificate does not represent an obligation of or an interest in WaMu Asset Acceptance Corp. or any of its affiliates. Neither this Certificate nor the underlying Mortgage Loans are guaranteed by any agency or instrumentality of the United States.

FORM OF ADDITIONAL MATTER INCORPORATED INTO
THE FORM OF THE CLASS P CERTIFICATES

This Certificate does not represent an obligation of or interest in WaMu Asset Acceptance Corp. or any of its affiliates. Neither this Certificate nor the underlying Mortgage Loans are guaranteed by any agency or instrumentality of the United States.

This certifies that the above-named Registered Owner is the registered owner of certain interests in (i) a pool of assets ("Trust") consisting of, among other things, one- to four-family mortgage loans (the "Mortgage Loans"), formed by WaMu Asset Acceptance Corp. (the "Company"). The Trust was created pursuant to a Pooling and Servicing Agreement, dated as of the Cut-Off Date stated above (the "Pooling Agreement"), among the Company, the Servicer, LaSalle Bank National Association, as Trustee (the "Trustee"), and Christiana Bank & Trust Company, as Delaware Trustee, a summary of certain of the pertinent provisions of which is set forth hereafter. To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Pooling Agreement. Nothing herein shall be deemed inconsistent with such meanings, and in the event of any conflict between the Pooling Agreement and the terms of this Certificate, the Pooling Agreement shall control. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling Agreement, to which Pooling Agreement the Holder of this Certificate, by virtue of the acceptance hereof, assents and by which such Holder is bound.

Distributions will be made, pursuant to the Pooling Agreement, on the 25th day of each month or, if such 25th day is not a Business Day, the Business Day immediately following (the "Distribution Date"), commencing on the first Distribution Date specified above, to the Person in whose name this Certificate is registered at the close of business on the Record Date, to the extent of such Certificateholder's Percentage Interest represented by this Certificate in the portions (if any) then distributable on the Certificates of this Class pursuant to Section 4.01 of the Pooling Agreement.

Distributions on this Certificate will be made by the Trustee by wire transfer or check mailed to the address of the Person entitled thereto, as such name and address shall appear on the Certificate Register. Notwithstanding the above, the final distribution on this Certificate will be made after due notice by the Trustee of the pendency of such distribution and only upon presentation and surrender of this Certificate to the Certificate Registrar.

Reference is hereby made to the further provisions of this Certificate set forth below, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by or on behalf of the Trustee, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Trust has caused this Certificate to be duly executed.

WASHINGTON MUTUAL ASSET-BACKED
CERTIFICATES WMABS SERIES 2006-HE3 TRUST

By: LASALLE BANK NATIONAL ASSOCIATION, as
      Trustee

By: _____

(TRUSTEE'S CERTIFICATE OF AUTHENTICATION)

This is one of the Certificates referred to in the within-mentioned Pooling Agreement.

LASALLE BANK NATIONAL ASSOCIATION,
as Trustee

By: _____

Dated: _____

WaMu ASSET ACCEPTANCE CORP.
WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

This Certificate is one of a duly authorized issue of Certificates designated as Washington Mutual Asset-Backed Certificates of the Series and Class specified hereon (herein called the "Certificates") and representing certain interests in the Trust.

The Certificates do not represent an obligation of, or an interest in, the Company or any of its affiliates and are not insured or guaranteed by any governmental agency. The Certificates are limited in right of payment to certain collections and recoveries respecting the Mortgage Loans and other assets of the Trust, all as more specifically set forth herein and in the Pooling Agreement. In the event funds are advanced with respect to any Mortgage Loan, such advance is reimbursable to the Servicer from the related recoveries on such Mortgage Loan or from amounts received with respect to other Mortgage Loans to the extent that such advance is not otherwise recoverable.

As provided in the Pooling Agreement, withdrawals from the Distribution Account may be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement to the Servicer of advances made, or certain expenses incurred, by it.

The Pooling Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Certificateholders under the Pooling Agreement at any time by the Company, the Servicer and the Trustee with the consent of the Holders of the Certificates evidencing Percentage Interests aggregating not less than 66% and the NIMS Insurer *provided*, *however*, that any such amendment that modifies the rights of the Class P Certificateholders to receive Assigned Prepayment Premiums shall require the consent of each Class P Certificateholder. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange here for or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Pooling Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Pooling Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or the office maintained by the Trustee in the City and State of New York, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Trustee or any Authenticating Agent duly executed by, the Holder hereof or such Holder's attorney duly authorized in writing, and thereupon one or more new Certificates of Authorized Denominations evidencing the same Percentage Interest set forth hereinabove will be issued to the designated transferee or transferees.

No transfer, sale, pledge or other disposition of a Certificate of this Class shall be made unless such disposition is exempt from the registration requirements of the Securities Act, and any applicable state securities laws or is made in accordance with the Securities Act and laws. In the event that a transfer is to be made in reliance upon an exemption from the Securities Act and such laws, in order to assure compliance with the Act and such laws, the Certificateholder desiring to effect such transfer and such Certificateholder's prospective transferee shall each certify to the Trustee and the Company in writing the facts surrounding the transfer, except as otherwise permitted by the Pooling Agreement. In the event that such a transfer is not to be made pursuant to Rule 144A of the Act, there shall be delivered to the Trustee and the Company an Opinion of Counsel that such transfer may be made pursuant to an exemption from the Securities Act, which Opinion of Counsel shall not be obtained at the expense of the Trustee, the Servicer or the Company; or there shall be delivered to the Trustee and the Company a transferor certificate by the transferor and an investment letter shall be executed by the transferee, in all cases, except as otherwise permitted by the Pooling Agreement. The Holder hereof desiring to effect such transfer shall, and does hereby agree to, indemnify the Trustee and the Company against any liability that may result if the transfer is not so exempt or is not made in accordance with such federal and state laws.

No transfer of this Certificate to a Plan subject to ERISA or Section 4975 of the Code, any Person acting, directly or indirectly, on behalf of any such Plan or any person using Plan Assets to acquire this Certificate shall be made except in accordance with Section 5.02(e) of the Pooling Agreement.

The Certificates are issuable only as registered Certificates without coupons in Authorized Denominations specified in the Pooling Agreement. As provided in the Pooling Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of Authorized Denominations of like Certificate Principal Balance or Percentage Interest, as applicable, as requested by the Holder surrendering the same.

No service charge may be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Company, the Servicer, the Trust, the Trustee, the Delaware Trustee, the NIMS Insurer and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Company, the Servicer, the Trust, the Trustee, the Delaware Trustee, the NIMS Insurer nor any agent thereof shall be affected by notice to the contrary.

The obligations created by the Pooling Agreement and the Trust created thereby shall terminate upon (i) the later of the final payment or other liquidation (including purchase by the Terminator) of the last Mortgage Loan owned by the Trust or the disposition of all property acquired upon foreclosure or deed in lieu of foreclosure of any Mortgage Loan, and (ii) the payment to Certificateholders of all amounts required to be paid to them pursuant to the Pooling Agreement. The Pooling Agreement permits, but does not require, the Terminator to purchase from the Trust all Mortgage Loans at the time subject thereto and all property acquired by the Trust in respect of any Mortgage Loan upon payment to the Certificateholders of the amounts specified in the Pooling Agreement. The exercise of such right will effect early retirement of the Certificates, the Terminator's right to purchase being subject to the aggregate Principal Balance of the Mortgage Loans at the time of purchase being less than the percentage of the aggregate Principal Balance of the Mortgage Loans as of the Cut-Off Date specified in the Pooling Agreement and other limitations.

ASSIGNMENT

FOR VALUE RECEIVED the undersigned hereby sell(s) and assign(s) and transfer(s) unto

_____

_____

(Please print or typewrite name and address, including postal zip code of assignee. Please insert social security or other identifying number of assignee.)

the within WaMu Mortgage Pass-Through Certificate and hereby irrevocably constitutes and appoints

_____

Attorney to transfer said Certificate on the Certificate Register, with full power of substitution in the premises.

Dated: _____   _____
                                                                    Signature

_____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within instrument in every particular, without alteration or enlargement or any change whatever. This Certificate does not represent an obligation of or an interest in WaMu Asset Acceptance Corp. or any of its affiliates. Neither this Certificate nor the underlying Mortgage Loans are guaranteed by any agency or instrumentality of the United States.

FORM OF ADDITIONAL MATTER INCORPORATED INTO
THE FORM OF THE RESIDUAL CERTIFICATES

This Certificate does not represent an obligation of or interest in Washington Mutual Mortgage Securities Corp. or any of its affiliates. Neither this Certificate nor the underlying Mortgage Loans are guaranteed by any agency or instrumentality of the United States.

This certifies that the above-named Registered Owner is the registered owner of certain interests in (i) a pool of assets ("Trust") consisting of, among other things, one- to four-family mortgage loans (the "Mortgage Loans"), formed by WaMu Asset Acceptance Corp. (the "Company"). The Trust was created pursuant to a Pooling and Servicing Agreement, dated as of the Cut-Off Date stated above (the "Pooling Agreement"), among the Company, the Servicer, LaSalle Bank National Association, as Trustee (the "Trustee"), and Christiana Bank & Trust Company, as Delaware Trustee, a summary of certain of the pertinent provisions of which is set forth hereafter. To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Pooling Agreement. Nothing herein shall be deemed inconsistent with such meanings, and in the event of any conflict between the Pooling Agreement and the terms of this Certificate, the Pooling Agreement shall control. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling Agreement, to which Pooling Agreement the Holder of this Certificate, by virtue of the acceptance hereof, assents and by which such Holder is bound.

Distributions will be made, pursuant to the Pooling Agreement, on the 25th day of each month or, if such 25th day is not a Business Day, the Business Day immediately following (the "Distribution Date"), commencing on the first Distribution Date specified above, to the Person in whose name this Certificate is registered at the close of business on the Record Date, to the extent of such Certificateholder's Percentage Interest represented by this Certificate in the portions (if any) then distributable on the Certificates of this Class pursuant to Section 4.01 of the Pooling Agreement.

Distributions on this Certificate will be made by the Trustee by wire transfer or check mailed to the address of the Person entitled thereto, as such name and address shall appear on the Certificate Register. Notwithstanding the above, the final distribution on this Certificate will be made after due notice by the Trustee of the pendency of such distribution and only upon presentation and surrender of this Certificate to the Certificate Registrar.

Reference is hereby made to the further provisions of this Certificate set forth below, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by or on behalf of the Trustee, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Trust has caused this Certificate to be duly executed.

WASHINGTON MUTUAL ASSET-BACKED
CERTIFICATES, WMABS SERIES 2006-HE3 TRUST

By: LASALLE BANK NATIONAL ASSOCIATION, as Trustee

By: _____

(TRUSTEE'S CERTIFICATE OF AUTHENTICATION)

This is one of the Certificates referred to in the within-mentioned Pooling Agreement.

LASALLE BANK NATIONAL ASSOCIATION, as Trustee

By: _____

Dated: _____

WaMu ASSET ACCEPTANCE CORP.
WASHINGTON MUTUAL ASSET-BACKED CERTIFICATE

This Certificate is one of a duly authorized issue of Certificates designated as Washington Mutual Asset-Backed Certificates of the Series and Class specified hereon (herein called the "Certificates") and representing certain interest in the Trust.

The Certificates do not represent an obligation of, or an interest in, the Company or any of its affiliates and are not insured or guaranteed by any governmental agency. The Certificates are limited in right of payment to certain collections and recoveries respecting the Mortgage Loans and other assets of the Trust, all as more specifically set forth herein and in the Pooling Agreement. In the event funds are advanced with respect to any Mortgage Loan or from amounts received with respect to other Mortgage Loans to the extent that such advance is not otherwise recoverable.

As provided in the Pooling Agreement, withdrawals from the Distribution Account may be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement to the Servicer of advances made, or certain expenses incurred, by it.

The Pooling Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Certificateholders under the Pooling Agreement at any time by the Company, the Servicer and the Trustee with the consent of the Holders of the Certificates evidencing Percentage Interests aggregating not less than 66% and the NIMS Insurer.   The Pooling Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Pooling Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or the office maintained by the Trustee in the City and State of New York, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Trustee or any Authenticating Agent duly executed by, the Holder hereof or such Holder's attorney duly authorized in writing, and thereupon one or more new Certificates of Authorized Denominations evidencing the same Percentage Interest set forth hereinabove will be issued to the designated transferee or transferees.

No transfer, sale, pledge or other disposition of a Certificate of this Class shall be made unless such disposition is exempt from the registration requirements of the Securities Act, and any applicable state securities laws or is made in accordance with the Securities Act and laws. In the event that a transfer is to be made in reliance upon an exemption from the Securities Act and such laws, in order to assure compliance with the Act and such laws, the Certificateholder desiring to effect such transfer and such Certificateholder's prospective transferee shall each certify to the Trustee and the Company in writing the facts surrounding the transfer, except as otherwise permitted by the Pooling Agreement. In the event that such a transfer is not to be made pursuant to Rule 144A of the Act, there shall be delivered to the Trustee and the Company an Opinion of Counsel that such transfer may be made pursuant to an exemption from the Securities Act, which Opinion of Counsel shall not be obtained at the expense of the Trustee, the Servicer or the Company; or there shall be delivered to the Trustee and the Company a transferor certificate by the transferor and an investment letter shall be executed by the transferee, in all cases, except as otherwise permitted by the Pooling Agreement. The Holder hereof desiring to effect such transfer shall, and does hereby agree to, indemnify the Trustee and the Company against any liability that may result if the transfer is not so exempt or is not made in accordance with such federal and state laws.

No transfer of this Certificate to a Plan subject to ERISA or Section 4975 of the Code, any Person acting, directly or indirectly, on behalf of any such Plan or any person using Plan Assets to acquire this Certificate shall be made.

The Certificates are issuable only as registered Certificates without coupons in Authorized Denominations specified in the Pooling Agreement. As provided in the Pooling Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of Authorized Denominations of like Certificate Principal Balance or Percentage Interest, as applicable, as requested by the Holder surrendering the same.

No service charge may be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Company, the Servicer, the Trust, the Trustee, the Delaware Trustee, the NIMS Insurer and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Company, the Servicer, the Trust, the Trustee, the Delaware Trustee, the NIMS Insurer nor any agent thereof shall be affected by notice to the contrary.

The obligations created by the Pooling Agreement and the Trust created thereby shall terminate upon (i) the later of the final payment or other liquidation (including purchase by the Terminator) of the last Mortgage Loan owned by the Trust or the disposition of all property acquired upon foreclosure or deed in lieu of foreclosure of any Mortgage Loan, and (ii) the payment to Certificateholders of all amounts required to be paid to them pursuant to the Pooling Agreement. The Pooling Agreement permits, but does not require, the Terminator to purchase from the Trust all Mortgage Loans at the time subject thereto and all property acquired by the Trust in respect of any Mortgage Loan upon payment to the Certificateholders of the amounts specified in the Pooling Agreement. The exercise of such right will effect early retirement of the Certificates, the Terminator's right to purchase being subject to the aggregate Principal Balance of the Mortgage Loans at the time of purchase being less than the percentage of the aggregate Principal Balance of the Mortgage Loans as of the Cut-Off Date specified in the Pooling Agreement and other limitations.

ASSIGNMENT

FOR VALUE RECEIVED the undersigned hereby sell(s) and assign(s) and transfer(s) unto

_____

_____

(Please print or typewrite name and address, including postal zip code of assignee. Please insert social security or other identifying number of assignee.)

the within Washington Mutual Asset-Backed Certificate and hereby irrevocably constitutes and appoints

_____

Attorney to transfer said Certificate on the Certificate Register, with full power of substitution in the premises.

Dated: _____   _____
                                                                    Signature

_____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within instrument in every particular, without alteration or enlargement or any change whatever. This Certificate does not represent an obligation of or an interest in Washington Mutual Mortgage Securities Corp. or any of its affiliates. Neither this Certificate nor the underlying Mortgage Loans are guaranteed by any agency or instrumentality of the United States.

Exhibit I

TRANSFEROR CERTIFICATE FOR RESIDUAL CERTIFICATES

September [__], 2006

LaSalle Bank National Association, as Trustee
135 South LaSalle Street, Suite 1511
Chicago, Illinois, 60603
Attention: Global Securitization Trust Services

> Re: **WaMu Asset Acceptance Corp. Washington Mutual Asset-Backed Certificates, WMABS Series 2006-HE3, Residual**

Ladies and Gentlemen:

This letter is delivered to you in connection with the sale from _____ (the "Seller") to _____(the "Purchaser") of ___% Percentage Interest of Washington Mutual Asset-Backed Certificates, WMABS Series 2006-HE3, Residual (the "Certificate"), pursuant to Section 5.01 of the Pooling and Servicing Agreement (the "Pooling Agreement"), dated as of September 1, 2006 among WaMu Asset Acceptance Corp., as Company (the "Company"), Washington Mutual Bank, as servicer (the "Servicer"), LaSalle Bank National Association, as trustee (the "Trustee"), and Christiana Bank & Trust Company, as Delaware trustee. All terms used herein and not otherwise defined shall have the meanings set forth in the Pooling Agreement. The Seller hereby certifies, represents and warrants to, and covenants with, the Company, the Servicer, the Trustee and the Trust that:

1.   No purpose of the Seller relating to the sale of the Certificate by the Seller to the Purchaser is or will be to enable the Seller to impede the assessment or collection of tax.

2.   The Seller understands that the Purchaser has delivered to the Trustee and the Company a transferee affidavit and agreement in the form attached to the Pooling Agreement as Exhibit J. The Seller does not know or believe that any representation contained therein is false.

3.   The Seller has no actual knowledge that the proposed Transferee is not a Permitted Transferee.

4.   The Seller has no actual knowledge that the Purchaser would be unwilling or unable to pay taxes due on its share of the taxable income attributable to the Certificates.

5.   The Seller has conducted a reasonable investigation of the financial condition of the Purchaser and, as a result of the investigation, found that the Purchaser has historically paid its debts as they came due, and found no significant evidence to indicate that the Purchaser will not continue to pay its debts as they come due in the future.

6.   The Purchaser has represented to the Seller that, if the Certificates constitute a noneconomic residual interest, it (i) understands that as holder of a noneconomic residual interest it may incur tax liabilities in excess of any cash flows generated by the interest, and (ii) intends to pay taxes associated with its holding of the Certificates as they become due.

Very truly yours,

[Seller]

By: _____
        Name: _____
        Title: _____

TRANSFEREE AFFIDAVIT AND AGREEMENT FOR RESIDUAL CERTIFICATES

STATE OF   _____   )

)   ss:

COUNTY OF   _____   )

[NAME OF OFFICER], being first duly sworn, deposes and says:

1.   That he is [Title of Officer] of [Name of Owner] (record or beneficial owner of the Residual Certificate (the "Owner")), a [savings institution] [corporation] duly organized and existing under the laws of [the State of _____] [the United States], on behalf of which he makes this affidavit and agreement.

2.   That the Owner (i) is not and will not be a "disqualified organization" as of [date of transfer] within the meaning of Section 860E(e)(5) of the Internal Revenue Code of 1986, as amended (the "Code") and will endeavor to remain other than a disqualified organization for so long as it retains its ownership interest in the Residual Certificates, and (ii) is acquiring the Residual Certificates for its own account or for the account of another Owner from which it has received an affidavit and agreement in substantially the same form as this affidavit and agreement. (For this purpose, a disqualified organization" means the United States, any state or political subdivision thereof, or any agency or instrumentality of any of the foregoing (other than an instrumentality all of the activities of which are subject to tax and, except for the Federal Home Loan Mortgage Corporation, a majority of whose board of directors is not selected by any such governmental entity), or any foreign government or international organization, or any agency or instrumentality of such foreign government or organization, any rural electric or telephone cooperative, or any organization (other than certain farmers' cooperatives) that is generally exempt from federal income tax unless such organization is subject to the tax on unrelated business taxable income).

3.   That the Owner is aware (i) of the tax that would be imposed on transfers of the Residual Certificates after March 31, 1988; (ii) that such tax would be on the transferor, or, if such transfer is through an agent (which person includes a broker, nominee or middle-man) for a disqualified organization, on the agent; (iii) that the person otherwise liable for the tax shall be relieved of liability for the tax if the transferee furnishes to such person an affidavit that the transferee is not a disqualified organization and, at the time of transfer, such person does not have actual knowledge that the affidavit is false; and (iv) that the Residual Certificates may be a "noneconomic residual interest" within the meaning of Treasury regulations promulgated pursuant to the Code and that the transferor of a noneconomic residual interest will remain liable for any taxes due with respect to the income on such residual interest, if a significant purpose of the transfer was to enable the transferor to impede the assessment or collection of tax.

4.   That the Owner is aware of the tax imposed on a "pass-through entity" holding the Residual Certificates if at any time during the taxable year of the pass-through entity a disqualified organization is the record holder of an interest in such entity. (For this purpose, a "pass through entity" includes a regulated investment company, a real estate investment trust or common trust fund, a partnership, trust or estate, and certain cooperatives.)

5.   That the Owner is aware that the Trustee will not register the Transfer of the Residual Certificates unless the transferee, or the transferees' agent, delivers to it an affidavit and agreement, among other things, in substantially the same form as this affidavit and agreement. The Owner expressly agrees that it will not consummate any such transfer if it knows or believes that any of the representations contained in such affidavit and agreement are false.

6.   That the Owner has reviewed the restrictions set forth on the face of the Residual Certificates and the provisions of Section 5.01 of the Pooling Agreement under which the Residual Certificates were issued (in particular, clauses (iii)(A) and (iii)(B) of Section 5.01(c) which authorize the Trustee to deliver payments to a person other than the Owner and negotiate a mandatory sale by the Trustee in the event the Owner holds such Certificates in violation of Section 5.01). The Owner expressly agrees to be bound by and to comply with such restrictions and provisions.

7.   That the Owner consents to any additional restrictions or arrangements that shall be deemed necessary upon advice of counsel to constitute a reasonable arrangement to ensure that the Residual Certificates will only be owned, directly or indirectly, by an Owner that is not a disqualified organization.

8.   The Owner's Taxpayer Identification Number is _____.

9.   That no purpose of the Owner relating to the purchase of the Residual Certificates by the Owner is or will be to enable the transferor to impede the assessment or collection of tax, and that in making this representation, the Owner warrants that the Owner is familiar with Treasury Regulation 1.860E-1(c) and with the preamble to the adoption of amendments to that regulation as of July 19, 2002, attached hereto as Exhibit 1.

10.   That the Owner anticipates that it will, so long as it holds the Residual Certificates, have sufficient assets to pay any taxes owed by the holder of such Certificates, and hereby represents to and for the benefit of the person from whom it acquired the Residual Certificates that the Owner intends to pay taxes associated with holding such Certificates as they become due, fully understanding that it may incur tax liabilities in excess of any cash flows generated by the Residual Certificates. That the Owner has provided financial statements or other financial information requested by the transferor in connection with the transfer of the Residual Certificates to permit the transferor to assess the financial capability of the Owner to pay such taxes.

11.   That the Owner has no present knowledge or expectation that it will be unable to pay any United States taxes owed by it so long as any of the Residual Certificates remain outstanding.

12.   That the Owner has no present knowledge or expectation that it will become insolvent or subject to a bankruptcy proceeding for so long as any of the Residual Certificates remain outstanding.

13.   That the Owner is familiar with Treasury Regulation 1.860E-1(c) and with the preamble to the adoption of amendments to that regulation as of July 19, 2002, attached hereto as Exhibit 1, and that no purpose of the Owner relating to any sale of the Residual Certificates by the Owner will be to impede the assessment or collection of tax.

14.   The Owner is a citizen or resident of the United States, a corporation, partnership or other entity treated as a partnership or corporation for U.S. federal income tax purposes created or organized in, or under the laws of, the United States or any state thereof or the District of Columbia, or an estate or trust whose income from sources without the United States is includible in gross income for United States

federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States.

15.   The Owner hereby agrees that it will not cause income from the Residual Certificates to be attributable to a foreign permanent establishment or fixed base (within the meaning of an applicable income tax treaty) of the Owner or another United States taxpayer.

16.   The Owner hereby agrees to cooperate with the Company and to take any action required of it by the Code or Treasury regulations thereunder (whether now or hereafter promulgated) in order to create or maintain the REMIC status of each REMIC under the Pooling Agreement (the "REMICs").

17.   The Owner hereby agrees that it will not take any action that could endanger the REMIC status of the REMICs or result in the imposition of tax on the REMICs unless counsel for, or acceptable to, the Company has provided an opinion that such action will not result in the loss of such REMIC status or the imposition of such tax, as applicable.

18.   The Owner as transferee of the Residual Certificates has represented to the transferor that, if the Residual Certificates constitute a noneconomic residual interest, the Owner (i) understands that as holder of a noneconomic residual interest it may incur tax liabilities in excess of any cash flows generated by the interest, and (ii) intends to pay taxes associated with its holding of the Residual Certificates as they become due.

IN WITNESS WHEREOF, the Owner has caused this instrument to be executed on its behalf, pursuant to the authority of its Board of Directors, by its [Title of Officer] and its corporate seal to be hereunto attached, attested by its [Assistant] Secretary, this _____ day of _____, 20 __.

[Name of Owner]

By: _____
[Name of Officer]
[Title of Officer

[Corporate Seal]

ATTEST:

[Assistant Secretary]

Personally appeared before me the above-named [Name of Officer], known or proved to me to be the same person who executed the foregoing instrument and to be the [Title of Officer] of the Owner, and Acknowledged to me that he executed the same as his free act and deed and the free act and deed of the Owner.

Subscribed and sworn before me this ___ day of _____, 20__.

NOTARY PUBLIC

COUNTY OF _____
STATE OF _____
My commission expires the ___ day of _____,
20 __.

Exhibit 1 to Transferee Affidavit

DEPARTMENT OF THE TREASURY
Internal Revenue Service
26 CFR Parts 1 and 602
[TD 9004]
RIN 1545-AW98

Real Estate Mortgage Investment Conduits

AGENCY: Internal Revenue Service (IRS), Treasury.

ACTION: Final regulations.

SUMMARY: This document contains final regulations relating to safe harbor transfers of noneconomic residual interests in real estate mortgage investment conduits (REMICs). The final regulations provide additional limitations on the circumstances under which transferors may claim safe harbor treatment.

DATES: Effective Date: These regulations are effective July 19, 2002. Applicability Date: For dates of applicability, see Sec. 1.860E-(1)(c)(10).

FOR FURTHER INFORMATION CONTACT: Courtney Shepardson at (202) 622-3940 (not a toll-free number).

SUPPLEMENTARY INFORMATION:

Paperwork Reduction Act

The collection of information in this final rule has been reviewed and, pending receipt and evaluation of public comments, approved by the Office of Management and Budget (OMB) under 44 U.S.C. 3507 and assigned control number 1545-1675. The collection of information in this regulation is in Sec. 1.860E-1(c)(5)(ii). This information is required to enable the IRS to verify that a taxpayer is complying with the conditions of this regulation. The collection of information is mandatory and is required. Otherwise, the taxpayer will not receive the benefit of safe harbor treatment as provided in the regulation. The likely respondents are businesses and other for-profit institutions.

Comments on the collection of information should be sent to the Office of Management and Budget, Attn: Desk Officer for the Department of the Treasury, Office of Information and Regulatory Affairs, Washington, DC, 20503, with copies to the Internal Revenue Service, Attn: IRS Reports Clearance Officer, W:CAR:MP:FP:S, Washington, DC 20224. Comments on the collection of information should be received by September 17, 2002. Comments are specifically requested concerning:

Whether the collection of information is necessary for the proper performance of the functions of the Internal Revenue Service, including whether the information will have practical utility;

The accuracy of the estimated burden associated with the collection of information (see below);

How the quality, utility, and clarity of the information to be collected may be enhanced;

How the burden of complying with the collection of information may be minimized, including through the application of automated collection techniques or other forms of information technology; and

Estimates of capital or start-up costs and costs of operation, maintenance, and purchase of service to provide information.

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a valid control number assigned by the Office of Management and Budget.

The estimated total annual reporting burden is 470 hours, based on an estimated number of respondents of 470 and an estimated average annual burden hours per respondent of one hour.

Books or records relating to a collection of information must be retained as long as their contents may become material in the administration of any internal revenue law. Generally, tax returns and tax return information are confidential, as required by 26 U.S.C. 6103.

Background

This document contains final regulations regarding the proposed amendments to 26 CFR part 1 under section 860E of the Internal Revenue Code (Code). The regulations provide the circumstances under which a transferor of a noneconomic REMIC residual interest meeting the investigation and representation requirements may avail itself of the safe harbor by satisfying either the formula test or the asset test.

Final regulations governing REMICs, issued in 1992, contain rules governing the transfer of noneconomic REMIC residual interests. In general, a transfer of a noneconomic residual interest is disregarded for all tax purposes if a significant purpose of the transfer is to enable the transferor to impede the assessment or collection of tax. A purpose to impede the assessment or collection of tax (a wrongful purpose) exists if the transferor, at the time of the transfer, either knew or should have known that the transferee would be unwilling or unable to pay taxes due on its share of the REMIC's taxable income.

Under a safe harbor, the transferor of a REMIC noneconomic residual interest is presumed not to have a wrongful purpose if two requirements are satisfied: (1) the transferor conducts a reasonable investigation of the transferee's financial condition (the investigation requirement); and (2) the transferor secures a representation from the transferee to the effect that the transferee understands the tax obligations associated with holding a residual interest and intends to pay those taxes (the representation requirement).

The IRS and Treasury have been concerned that some transferors of noneconomic residual interests claim they satisfy the safe harbor even in situations where the economics of the transfer clearly indicate the transferee is unwilling or unable to pay the tax associated with holding the interest. For this reason, on February 7, 2000, the IRS published in the Federal Register (65 FR 5807) a notice of proposed rulemaking (REG-100276-97; REG-122450-98) designed to clarify the safe harbor by adding the ``formula test,'' an economic test. The proposed regulation provides that the safe harbor is unavailable unless the present value of the anticipated tax liabilities associated with holding the residual interest does not exceed the sum of: (1) The present value of any consideration given to the transferee to acquire the interest; (2) the present value of the expected future distributions on the interest; and (3) the present value of the anticipated tax savings associated with holding the interest as the REMIC generates losses.

The notice of proposed rulemaking also contained rules for FASITs. Section 1.860H-6(g) of the proposed regulations provides requirements for transfers of FASIT ownership interests and adopts a safe harbor by reference to the safe harbor provisions of the REMIC regulations.

In January 2001, the IRS published Rev. Proc. 2001-12 (2001-3 I.R.B. 335) to set forth an alternative safe harbor that taxpayers could use while the IRS and the Treasury considered comments on the proposed regulations. Under the alternative safe harbor, if a transferor meets the investigation requirement and the representation requirement but the transfer fails to meet the formula test, the transferor may invoke the safe harbor if the transferee meets a two-prong test (the asset test). A transferee generally meets the first prong of this test if, at the time of the transfer, and in each of the two years preceding the year of transfer, the transferee's gross assets exceed $100 million and its net assets exceed $10 million. A transferee generally meets the second prong of this test if it is a domestic, taxable corporation and agrees in writing not to transfer the interest to any person other than another domestic, taxable corporation that also satisfies the requirements of the asset test. A transferor cannot rely on the asset test if the transferor knows, or has reason to know, that the transferee will not comply with its written agreement to limit the restrictions on subsequent transfers of the residual interest.

Rev. Proc. 2001-12 provides that the asset test fails to be satisfied in the case of a transfer or assignment of a noneconomic residual interest to a foreign branch of an otherwise eligible transferee. If such a transfer or assignment were permitted, a corporate taxpayer might seek to claim that the provisions of an applicable income tax treaty would resource excess inclusion income as foreign source income, and that, as a consequence, any U.S. tax liability attributable to the excess inclusion income could be offset by foreign tax credits. Such a claim would impede the assessment or collection of U.S. tax on excess inclusion income, contrary to the congressional purpose of assuring that such income will be taxable in all events. See, e.g., sections 860E(a)(1), (b), (e) and 860G(b) of the Code.

The Treasury and the IRS have learned that certain taxpayers transferring noneconomic residual interests to foreign branches have attempted to rely on the formula test to obtain safe harbor treatment in an effort to impede the assessment or collection of U.S. tax on excess inclusion income. Accordingly, the final regulations provide that if a noneconomic residual interest is transferred to a foreign permanent establishment or fixed base of a U.S. taxpayer, the transfer is not eligible for safe harbor treatment under either the asset test or the formula test. The final regulations also require a transferee to represent that it will not cause income from the noneconomic residual interest to be attributable to a foreign permanent establishment or fixed base.

Section 1.860E-1(c)(8) provides computational rules that a taxpayer may use to qualify for safe harbor status under the formula test. Section 1.860E-1(c)(8)(i) provides that the transferee is presumed to pay tax at a rate equal to the highest rate of tax specified in section 11(b). Some commentators were concerned that this presumed rate of taxation was too high because it does not take into consideration taxpayers subject to the alternative minimum tax rate. In light of the comments received, this provision has been amended in the final regulations to allow certain transferees that compute their taxable income using the alternative minimum tax rate to use the alternative minimum tax rate applicable to corporations.

Additionally, Sec. 1.860E-1(c)(8)(iii) provides that the present values in the formula test are to be computed using a discount rate equal to the applicable Federal short-term rate prescribed by section 1274(d). This is a change from the proposed regulation and Rev. Proc. 2001-12. In those publications the provision stated that "present values are computed using a discount rate equal to the applicable

Federal rate prescribed in section 1274(d) compounded semiannually" and that "[a] lower discount rate may be used if the transferee can demonstrate that it regularly borrows, in the course of its trade or business, substantial funds at such lower rate from an unrelated third party." The IRS and the Treasury Department have learned that, based on this provision, certain taxpayers have been attempting to use unrealistically low or zero interest rates to satisfy the formula test, frustrating the intent of the test. Furthermore, the Treasury Department and the IRS believe that a rule allowing for a rate other than a rate based on an objective index would add unnecessary complexity to the safe harbor. As a result, the rule in the proposed regulations that permits a transferee to use a lower discount rate, if the transferee can demonstrate that it regularly borrows substantial funds at such lower rate, is not included in the final regulations; and the Federal short-term rate has been substituted for the applicable Federal rate. To simplify taxpayers' computations, the final regulations allow use of any of the published short-term rates, provided that the present values are computed with a corresponding period of compounding. With the exception of the provisions relating to transfers to foreign branches, these changes generally have the proposed applicability date of February 4, 2000, but taxpayers may choose to apply the interest rate formula set forth in the proposed regulation and Rev. Proc. 2001-12 for transfers occurring before August 19, 2002.

It is anticipated that when final regulations are adopted with respect to FASITs, Sec. 1.860H-6(g) of the proposed regulations will be adopted in substantially its present form, with the result that the final regulations contained in this document will also govern transfers of FASIT ownership interests with substantially the same applicability date as is contained in this document.

Effect on Other Documents

Rev. Proc. 2001-12 (2001-3 I.R.B. 335) is obsolete for transfers of noneconomic residual interests in REMICs occurring on or after August 19, 2002.

Special Analyses

It is hereby certified that these regulations will not have a significant economic impact on a substantial number of small entities. This certification is based on the fact that it is unlikely that a substantial number of small entities will hold REMIC residual interests. Therefore, a Regulatory Flexibility Analysis under the Regulatory Flexibility Act (5 U.S.C. chapter 6) is not required. It has been determined that this Treasury decision is not a significant regulatory action as defined in Executive Order 12866. Therefore, a regulatory assessment is not required. It also has been determined that sections 553(b) and 553(d) of the Administrative Procedure Act (5 U.S.C. chapter 5) do not apply to these regulations.

Drafting Information

The principal author of these regulations is Courtney Shepardson. However, other personnel from the IRS and Treasury Department participated in their development.

List of Subjects

26 CFR Part 1

Income taxes, Reporting and record keeping requirements.

26 CFR Part 602

Reporting and record keeping requirements.

Adoption of Amendments to the Regulations

Accordingly, 26 CFR parts 1 and 602 are amended as follows:

PART 1--INCOME TAXES

Paragraph 1. The authority citation for part 1 continues to read in part as follows:

  Authority: 26 U.S.C. 7805 * * *

FORM 10-D, FORM 8-K AND FORM 10-K
REPORTING RESPONSIBILITY

As to each item described below, the entity indicated as the Responsible Party shall be responsible for reporting the information to the Company pursuant to Section 4.08(a)(iv). If the Company is indicated below as to any item, then the Company is primarily responsible for obtaining that information.

Under Item 1 of Form 10-D: a) items marked "4.06 statement" are required to be included in the periodic Distribution Date statement under Section 4.06, provided by the Trustee in accordance with section 4.06 and based on information received from the Servicer; or the Swap Counterparty and b) items marked "Form 10-D report" are required to be in the Form 10-D report but not the 4.06 statement, provided by the party indicated. Information under all other Items of Form 10-D is to be included in the Form 10-D report. Items indicated as "N/A" are not applicable to the transaction.

Form	Item	Description	Responsible Party
10-D	1	**Distribution and Pool Performance Information**	
		Item 1121 – Distribution and Pool Performance Information	
		(1) Any applicable record dates, accrual dates, determination dates for calculating distributions and actual distribution dates for the distribution period.	4.06 statement
		(2) Cash flows received and the sources thereof for distributions, fees and expenses.	4.06 statement
		(3) Calculated amounts and distribution of the flow of funds for the period itemized by type and priority of payment, including:	4.06 statement
		(i) Fees or expenses accrued and paid, with an identification of the general purpose of such fees and the party receiving such fees or expenses.	4.06 statement and the Company, as applicable
		(ii) Payments accrued or paid with respect to enhancement or other support identified in Item 1114 of Regulation AB (such as insurance premiums or other enhancement maintenance fees), with an identification of the general purpose of such payments and the party receiving such payments.	4.06 statement and the Company, as applicable
		(iii) Principal, interest and other distributions accrued and paid on the asset-backed securities by type and by class or series and any principal or interest shortfalls or carryovers.	4.06 statement
		(iv) The amount of excess cash flow or excess spread and the disposition of excess cash flow.	4.06 statement
		(4) Beginning and ending principal balances of the asset-backed securities.	4.06 statement
		(5) Interest rates applicable to the pool assets and the asset-backed securities, as applicable. Consider providing interest rate information for pool assets in appropriate distributional groups or incremental ranges.	4.06 statement
		(6) Beginning and ending balances of transaction accounts, such as reserve accounts, and material account activity during the period.	4.06 statement
		(7) Any amounts drawn on any credit enhancement or other support identified in Item 1114 of Regulation AB, as applicable, and the amount of coverage remaining under any such enhancement, if known and applicable.	4.06 statement
		(8) Number and amount of pool assets at the beginning and ending of each period, and updated pool composition information, such as weighted average coupon, weighted average life, weighted average remaining term, pool factors and prepayment amounts.	4.06 statement

		(9) Delinquency and loss information for the period. In addition, describe any material changes to the information specified in Item 1100(b)(5) of Regulation AB regarding the pool assets.	4.06 statement Form 10-D report: Company
		(10) Information on the amount, terms and general purpose of any advances made or reimbursed during the period, including the general use of funds advanced and the general source of funds for reimbursements.	4.06 statement
		(11) Any material modifications, extensions or waivers to pool asset terms, fees, penalties or payments during the distribution period or that have cumulatively become material over time.	4.06 statement and the Servicer, as applicable
		(12) Material breaches of pool asset representations or warranties or transaction covenants.	Company
		(13) Information on ratio, coverage or other tests used for determining any early amortization, liquidation or other performance trigger and whether the trigger was met.	4.06 statement
		(14) Information regarding any new issuance of asset-backed securities backed by the same asset pool,	Form 10-D report: Company
		information regarding any pool asset changes (other than in connection with a pool asset converting into cash in accordance with its terms), such as additions or removals in connection with a prefunding or revolving period and pool asset substitutions and repurchases (and purchase rates, if applicable), and cash flows available for future purchases, such as the balances of any prefunding or revolving accounts, if applicable.	Form 10-D report: Company
		Disclose any material changes in the solicitation, credit-granting, underwriting, origination, acquisition or pool selection criteria or procedures, as applicable, used to originate, acquire or select the new pool assets.	Form 10-D report: Servicer
		Item 1121(b) – Pre-Funding or Revolving Period Information Updated pool information as required under Item 1121(b).	N/A
	2	**Legal Proceedings**	
		Item 1117 – Legal Proceedings pending against the following entities, or their respective property, that is material to Certificateholders, including proceedings known to be contemplated by governmental authorities:	
		Sponsor (Seller)	Seller
		Company	Company
		Trustee	Trustee
		Issuing entity	Company
		Servicer, affiliated Servicer, other Servicer servicing 20% or more of pool assets at time of report, other material servicers	Servicer
		Originator of 20% or more of pool assets as of the Cut-off Date	Seller
		Custodian	Trustee (to the extent of actual knowledge or receipt of notice from the custodian)
	3	**Sales of Securities and Use of Proceeds**	
		Information from Item 2(a) of Part II of Form 10-Q	Company
		With respect to any sale of securities by the sponsor, Company or issuing entity, that are backed by the same asset pool or are otherwise issued by the issuing entity, whether or not registered, provide the sales and use	

		of proceeds information in Item 701 of Regulation S-K. Pricing information can be omitted if securities were not registered.	
	4	**Defaults Upon Senior Securities**	
		Information from Item 3 of Part II of Form 10-Q	Trustee
		Report the occurrence of any Event of Default (after expiration of any grace period and provision of any required notice)	
	5	**Submission of Matters to a Vote of Security Holders**	
		Information from Item 4 of Part II of Form 10-Q	Servicer, if the Servicer is the party submitting the matter to a vote or has knowledge of the submission, Company, if the Company is the party submitting the matter to a vote or has knowledge of the submission, and the Trustee in all other cases
	6	**Significant Obligors of Pool Assets**	
		Item 1112(b) – Significant Obligor Financial Information*	N/A
		*This information need only be reported on the Form 10-D for the distribution period in which updated information is required pursuant to the Item.	
	7	**Significant Enhancement Provider Information**	
		Item 1114(b)(2) – Credit Enhancement Provider Financial Information*	Company
		Determining applicable disclosure threshold	
		Obtaining required financial information or effecting incorporation by reference	
		Item 1115(b) – Derivative Counterparty Financial Information*	Company
		Determining current maximum probable exposure	
		Determining current significance percentage	
		Obtaining required financial information or effecting incorporation by reference	
		*This information need only be reported on the Form 10-D for the distribution period in which updated information is required pursuant to the Items.	
	8	**Other Information**	
		Disclose any information required to be reported on Form 8-K during the period covered by the Form 10-D but not reported	The Responsible Party for the applicable Form 8-K item as indicated below
	9	**Exhibits**	
		Distribution report	Trustee
		Exhibits required by Item 601 of Regulation S-K, such as material agreements	Company
8-K	1.01	**Entry into a Material Definitive Agreement**	
		Disclosure is required regarding entry into or amendment of any definitive agreement that is material to the securitization, even if Company is not a party. Examples: servicing agreement, custodial agreement. Note: disclosure not required as to definitive agreements that are fully disclosed in the prospectus	Company; or any of the following that is a party to the agreement if Servicer is not: Trustee, Purchaser, Company

	1.02	**Termination of a Material Definitive Agreement**	
		Disclosure is required regarding termination of any definitive agreement that is material to the securitization (other than expiration in accordance with its terms), even if Company is not a party. Examples: servicing agreement, custodial agreement.	Company; or any of the following that is a party to the agreement if Servicer is not: Trustee, Purchaser, Company
	1.03	**Bankruptcy or Receivership**	
		Disclosure is required regarding the bankruptcy or receivership, if known to the Servicer, with respect to any of the following: Sponsor (Seller), Company, Servicer, affiliated Servicer, other Servicer servicing 20% or more of pool assets at time of report, other material servicers, Certificate Administrator, Trustee, significant obligor, credit enhancer (10% or more), derivatives counterparty, Custodian	Company
	2.04	**Triggering Events that Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement**	
		Includes an early amortization, performance trigger or other event, including event of default, that would materially alter the payment priority/distribution of cash flows/amortization schedule. Disclosure will be made of events other than waterfall triggers which are disclosed in the 4.06 statement	N/A
	3.03	**Material Modification to Rights of Security Holders**	
		Disclosure is required of any material modification to documents defining the rights of Certificateholders, including the Pooling and Servicing Agreement	Company
	5.03	**Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year**	
		Disclosure is required of any amendment "to the governing documents of the issuing entity"	Company
	5.06	**Change in Shell Company Status**	
		[Not applicable to ABS issuers]	Company
	6.01	**ABS Informational and Computational Material**	
		[Not included in reports to be filed under Section 8.12]	
	6.02	**Change of Servicer or Trustee**	
		Requires disclosure of any removal, replacement, substitution or addition of any Servicer, affiliated servicer, other servicer servicing 10% or more of pool assets at time of report, other material servicers, certificate administrator or trustee. Reg AB disclosure about any new servicer or trustee is also required.	Trustee or Servicer, as applicable
	6.03	**Change in Credit Enhancement or Other External Support**	
		Covers termination of an enhancement in manner other than by its terms, the addition of an enhancement, or a material change in the enhancement provided. Applies to external credit enhancements as well as derivatives. Reg AB disclosure about any new enhancement provider is also required.	Company
	6.04	**Failure to Make a Required Distribution**	Trustee

	6.05	**Securities Act Updating Disclosure**	
		If any material pool characteristic differs by 5% or more at the time of issuance of the securities from the description in the prospectus, provide updated Reg AB disclosure about the actual asset pool.	Company
		If there are any new servicers or originators required to be disclosed under Regulation AB as a result of the foregoing, provide the information called for in Items 1108 and 1110 respectively.	Company
	7.01	**Regulation FD Disclosure**	Company
	8.01	**Other Events**	
		Any event, with respect to which information is not otherwise called for in Form 8-K, that the registrant deems of importance to security holders.	Company
	9.01	**Financial Statements and Exhibits**	The Responsible Party applicable to reportable event
10-K	9B	**Other Information**	
		Disclose any information required to be reported on Form 8-K during the fourth quarter covered by the Form 10-K but not reported	The Responsible Party for the applicable Form 8-K item as indicated above
	15	**Exhibits and Financial Statement Schedules**	
		Item 1112(b) – Significant Obligor Financial Information	Company
		Item 1114(b)(2) – Credit Enhancement Provider Financial Information Determining applicable disclosure threshold Obtaining required financial information or effecting incorporation by reference	Company
		Item 1115(b) – Derivative Counterparty Financial Information Determining current maximum probable exposure Determining current significance percentage Obtaining required financial information or effecting incorporation by reference	Company
		Item 1117 – Legal proceedings pending against the following entities, or their respective property, that is material to Certificateholders, including proceedings known to be contemplated by governmental authorities:	
		Sponsor (Seller)	Seller
		Company	Company
		Trustee	Trustee
		Issuing entity	Company
		Servicer, affiliated Servicer, other Servicer servicing 20% or more of pool assets at time of report, other material servicers	Servicer
		Originator of 20% or more of pool assets as of the Cut-off Date	Servicer
		Custodian	
		Item 1119 – Affiliations and relationships between the following entities, or their respective affiliates, that are material to Certificateholders:	

		Sponsor (Seller)	Seller
		Company	Company
		Trustee	Trustee
		Servicer, affiliated Servicer, other Servicer servicing 20% or more of pool assets at time of report, other material servicers	Servicer
		Originator	Seller
		Item 1122 – Assessment of Compliance with Servicing Criteria	Each Party participating in the servicing function
		Item 1123 – Servicer Compliance Statement	Servicer, Servicer and Trustee

Exhibit L

FORM OF INVESTMENT LETTER [NON-RULE 144A]

[DATE]

LaSalle Bank National Association
135 South LaSalle Street, Suite 1511
Chicago, Illinois, 60603
Attention: Global Securitization Trust Services

WaMu Asset Acceptance Corp.
1201 Third Avenue, WMT 1706A
Seattle, WA 98101

Re: **Purchase of WaMu Asset Acceptance Corp. Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3, Class [   ] (the "Certificates")**

Ladies and Gentlemen:

In connection with our acquisition of the above Certificates, we certify that (a) we understand that the Certificates are not being registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws and are being transferred to us in a transaction that is exempt from the registration requirements of the Act and any such laws, (b) we are an "accredited investor," as defined in Regulation D under the Act, and have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of investments in the Certificates, (c) we have had the opportunity to ask questions of and receive answers from the Company concerning the purchase of the Certificates and all matters relating thereto or any additional information deemed necessary to our decision to purchase the Certificates, (d) we are not an employee benefit plan that is subject to the Employee Retirement Income Security Act of 1974, as amended, or a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended, nor are we acting on behalf of any such plan, (e) we are acquiring the Certificates for investment for our own account and not with a view to any distribution of such Certificates (but without prejudice to our right at all times to sell or otherwise dispose of the Certificates in accordance with clause (g) below), (f) we have not offered or sold any Certificates to, or solicited offers to buy any Certificates from, any person, or otherwise approached or negotiated with any person with respect thereto, or taken any other action which would result in a violation of Section 5 of the Act, and (g) we will not sell, transfer or otherwise dispose of any Certificates unless (1) such sale, transfer or other disposition is made pursuant to an effective registration statement under the Act or is exempt from such registration requirements, and if requested, we will at our expense provide an opinion of counsel satisfactory to the addressees of this certificate that such sale, transfer or other disposition may be made pursuant to an exemption from the Act, (2) the purchaser or transferee of such Certificate has executed and delivered to you a certificate to substantially the same effect as this certificate, and (3) the purchaser or transferee has otherwise complied with any conditions for transfer set forth in the Agreement.

Very truly yours,

[NAME OF TRANSFEREE]

By: _____
        Authorized Officer

FORM OF RULE 144A INVESTMENT LETTER

[DATE]

LaSalle Bank National Association
135 South LaSalle Street, Suite 1511
Chicago, Illinois, 60603
Attention: Global Securitization Trust Services

WaMu Asset Acceptance Corp.
1201 Third Avenue, WMT 1706A
Seattle, WA 98101

Re: Purchase of WaMu Asset Acceptance Corp. Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3, Class [   ] (the "Certificates")

Ladies and Gentlemen:

In connection with our acquisition of the above Certificates, we certify that (a) we understand that the Certificates are not being registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws and are being transferred to us in a transaction that is exempt from the registration requirements of the Act and any such laws, (b) we have had the opportunity to ask questions of and receive answers from the Company concerning the purchase of the Certificates and all matters relating thereto or any additional information deemed necessary to our decision to purchase the Certificates, (c) we are not an employee benefit plan that is subject to the Employee Retirement Income Security Act of 1974, as amended, or a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended, nor are we acting on behalf of any such plan, (d) we have not, nor has anyone acting on our behalf offered, transferred, pledged, sold or otherwise disposed of the Certificates, any interest in the Certificates or any other similar security to, or solicited any offer to buy or accept a transfer, pledge or other disposition of the Certificates, any interest in the Certificates or any other similar security from, or otherwise approached or negotiated with respect to the Certificates, any interest in the Certificates or any other similar security with, any person in any manner, or made any general solicitation by means of general advertising or in any other manner, or taken any other action, that would constitute a distribution of the Certificates under the Securities Act or that would render the disposition of the Certificates a violation of Section 5 of the Securities Act or require registration pursuant thereto, nor will act, nor has authorized or will authorize any person to act, in such manner with respect to the Certificates, (e) we are a "qualified institutional buyer" as that term is defined in Rule 144A under the Securities Act and have completed either of the forms of certification to that effect attached hereto as Annex 1 or Annex 2. We are aware that the sale to us is being made in reliance on Rule 144A. We are acquiring the Certificates for our own account or for resale pursuant to Rule 144A and further, understand that such Certificates may be resold, pledged or transferred only (i) to a person reasonably believed to be a qualified institutional buyer that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that the resale, pledge or transfer is being made in reliance on Rule 144A, or (ii) pursuant to another exemption from registration under the Securities Act.

Very truly yours,

[NAME OF TRANSFEREE]

By: _____
            Authorized Officer

QUALIFIED INSTITUTIONAL BUYER STATUS UNDER SEC RULE 144A

[For Transferees Other Than Registered Investment Companies]

The undersigned (the "Buyer") hereby certifies as follows to the parties listed in the Rule 144A Transferee Certificate to which this certification relates with respect to the Certificates described therein:

1.   As indicated below, the undersigned is the chief financial officer, a person fulfilling an equivalent function, or other executive officer of the Buyer.

2.   In connection with purchases by the Buyer, the Buyer is a "qualified institutional buyer" as that term is defined in Rule 144A under the Securities Act of 1933, as amended ("Rule 144A") because (i) the Buyer owned and/or invested on a discretionary basis at least $100,000,000 in securities (except for the excluded securities referred to below) as of the end of the Buyer's most recent fiscal year (such amount being calculated in accordance with Rule 144A) and (ii) the Buyer satisfies the criteria in the category marked below.

_____   Corporation, etc. The Buyer is a corporation (other than a bank, savings and loan association or similar institution), Massachusetts or similar business trust, partnership, or any organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

_____   Bank. The Buyer (a) is a national bank or a banking institution organized under the laws of any State, U.S. territory or the District of Columbia, the business of which is substantially confined to banking and is supervised by the State or territorial banking commission or similar official or is a foreign bank or equivalent institution, and (b) has an audited net worth of at least $25,000,000 as demonstrated in its latest annual financial statements, a copy of which is attached hereto, as of a date not more than 16 months preceding the date of sale of the Certificates in the case of a U.S. bank or a banking institution organized under the laws of any State, U.S. territory or the District of Columbia, and not more than 18 months preceding such date of sale for a foreign bank or equivalent institution.

_____   Savings and Loan. The Buyer (a) is a savings and loan association, building and loan association, cooperative bank, homestead association or similar institution, which is supervised and examined by a State or Federal authority having supervision over any such institutions or is a foreign savings and loan association or equivalent institution and (b) has an audited net worth of at least $25,000,000 as demonstrated in its latest annual financial statements, a copy of which is attached hereto, as of a date not more than 16 months preceding the date of sale of the Certificates in the case of a U.S. savings and loan association, building and loan association, cooperative bank, homestead association or similar institution, and not more than 18 months preceding such date of sale for a foreign savings and loan association, or equivalent institution.

_____   Broker-dealer. The Buyer is a dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

_____   Insurance Company. The Buyer is an insurance company whose primary and predominant business activity is the writing of insurance or the reinsuring of risks underwritten by insurance companies and which is subject to supervision by the insurance commissioner or a similar official or agency of a State, U.S. territory or the District of Columbia.

_____   State or Local Plan. The Buyer is a plan established and maintained by a State, its political subdivisions, or any agency or instrumentality of the State or its political subdivisions, for the benefit of its employees.

_____   ERISA Plan. The Buyer is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974.

_____   Investment Advisor. The Buyer is an investment advisor registered under the Investment Advisers Act of 1940.

_____   Other. (Please supply a brief description of the entity and a cross-reference to the paragraph and subparagraph under subsection (a)(1) of Rule 144A pursuant to which it qualifies. Note that registered investment companies should complete Annex 2 rather than this Annex 1.) _____

3.   The term "securities" as used herein does not include (i) securities of issuers that are affiliated with the Buyer, (ii) if the Buyer is a dealer, securities that are part of an unsold allotment to or subscription by the Buyer as a participant in a public offering, (iii) bank deposit notes and certificates of deposit, (iv) loan participations, (v) repurchase agreements, (vi) securities owned but subject to a repurchase agreement and (vii) currency, interest rate and commodity swaps. For purposes of determining the aggregate amount of securities owned and/or invested on a discretionary basis by the Buyer, the Buyer did not include any of the securities referred to in this paragraph.

4.   For purposes of determining the aggregate amount of securities owned and/or invested on a discretionary basis by the Buyer, the Buyer used the cost of such securities to the Buyer, except the Buyer reports its securities holdings in its financial statements on the basis of their market value, and no current information with respect to the cost of those securities has been published, in which case, the securities were valued at market. Further, in determining such aggregate amount, the Buyer may have included securities owned by subsidiaries of the Buyer, but only if such subsidiaries are consolidated with the Buyer in its financial statements prepared in accordance with generally accepted accounting principles and if the investments of such subsidiaries are managed under the Buyer's direction. However, such securities were not included if the Buyer is a majority-owned, consolidated subsidiary of another enterprise and the Buyer is not itself a reporting company under the Securities Exchange Act of 1934, as amended.

5.   The Buyer acknowledges that it is familiar with Rule 144A and understands that the seller to it and other parties related to the Certificates are relying and will continue to rely on the statements made herein because one or more sales to the Buyer may be in reliance on Rule 144A.

____   ____   Will the Buyer be purchasing the Certificates only for the Buyer's
                        own account?
Yes   No

6.   If the answer to the foregoing question is "no", then in each case where the Buyer is purchasing for an account other than its own, such account belongs to a third party that is itself a "qualified institutional buyer" within the meaning of Rule 144A, and the "qualified institutional buyer" status of such third party has been established by the Buyer through one or more of the appropriate methods contemplated by Rule 144A.

7.   Until the date of purchase of the Rule 144A Securities, the Buyer will notify each of the parties to which this certification is made of any changes in the information and conclusions herein. Until such notice is given, the Buyer's purchase of the Certificates will constitute a reaffirmation of this certification as of the date of such purchase. In addition, if the Buyer is a bank or savings and loan as provided above, the Buyer agrees that it will furnish to such parties updated annual financial statements promptly after they become available.


_____
                 Print Name of Buyer

By: _____
Name:_____
Title:_____

Date:_____


QUALIFIED INSTITUTIONAL BUYER STATUS UNDER SEC RULE 144A

[For Transferees That are Registered Investment Companies]

The undersigned (the "Buyer") hereby certifies as follows to the parties listed in the Rule 144A Transferee Certificate to which this certification relates with respect to the Certificates described therein:

1.   As indicated below, the undersigned is the chief financial officer, a person fulfilling an equivalent function, or other executive officer of the entity purchasing the Certificates or, if the Buyer is a "qualified institutional buyer" as that term is defined in Rule 144A under the Securities Act of 1933, as amended ("Rule 144A") because Buyer is part of a Family of Investment Companies (as defined below), is an executive officer of the investment adviser (the "Adviser").

2.   In connection with purchases by Buyer, the Buyer is a "qualified institutional buyer" as defined in SEC Rule 144A because (i) the Buyer is an investment company registered under the Investment Company Act of 1940, as amended and (ii) as marked below, the Buyer alone owned and/or invested on a discretionary basis, or the Buyer's Family of Investment Companies, owned at least $100,000,000 in securities (other than the excluded securities referred to below) as of the end of the Buyer's most recent fiscal year. For purposes of determining the amount of securities owned by the Buyer or the Buyer's Family of Investment Companies, the cost of such securities was used, except where the Buyer or any member of the Buyer's Family of Investment Companies, as the case may be, reports its securities holdings in its financial statements on the basis of their market value, and no current information with respect to the cost of those securities has been published, in which case, the securities of such entity were valued at market.

_____   The Buyer owned and/or invested on a discretionary basis, $_____ in securities (other than the excluded securities referred to below) as of the end of the Buyer's most recent fiscal year (such amount being calculated in accordance with Rule 144A).

_____   The Buyer is part of a Family of Investment Companies which owned in the aggregate $_____ in securities (other than the excluded securities referred to below) as of the end of the Buyer's most recent fiscal year (such amount being calculated in accordance with Rule 144A).

3.   The term "Family of Investment Companies" as used herein means two or more registered investment companies (or series thereof) that have the same investment adviser or investment advisers that are affiliated (by virtue of being majority owned subsidiaries of the same parent or because one investment adviser is a majority owned subsidiary of the other).

4.   The term "securities" as used herein does not include (i) securities of issuers that are affiliated with the Buyer or are part of the Buyer's Family of Investment Companies, (ii) bank deposit notes and certificates of deposit, (iii) loan participations, (iv) repurchase agreements, (v) securities owned but subject to a repurchase agreement and (vi) currency, interest rate and commodity swaps. For purposes of determining the aggregate amount of securities owned and/or invested on a discretionary basis by the Buyer, or owned by the Buyer's Family of Investment Companies, the securities referred to in this paragraph were excluded.

5.   The Buyer is familiar with Rule 144A and understands that the parties listed in the Rule 144A Transferee Certificate to which this certification relates are relying and will continue to rely on the statements made herein because one or more sales to the Buyer will be in reliance on Rule 144A.

____   ____   Will the Buyer be purchasing the Certificates only for the
                         Transferee's own account?
Yes   No

6.   If the answer to the foregoing question is "no", then in each case where the Buyer is purchasing for an account other than its own, such account belongs to a third party that is itself a "qualified institutional buyer" within the meaning of Rule 144A, and the "qualified institutional buyer" status of such third party has been established by the Buyer through one or more of the appropriate methods contemplated by Rule 144A.

7.   Until the date of purchase of the Certificates, the undersigned will notify the parties listed in the Rule 144A Transferee Certificate to which this certification relates of any changes in the information and conclusions herein. Until such notice is given, the Buyer's purchase of the Certificates will constitute a reaffirmation of this certification by the undersigned as of the date of such purchase.

_____

Print Name of Buyer or Adviser

By: _____
Name: _____
Title: _____

IF AN ADVISER:

_____

      Print Name of Buyer

Date: _____

[Date]

[Company]

> Re: Pooling and Servicing Agreement dated as of September 1, 2006 by and among WaMu Asset Acceptance Corp., as Company, Washington Mutual Bank, as Servicer, LaSalle Bank National Association, as Trustee, and Christiana Bank & Trust Company, as Delaware Trustee, relating to WaMu Asset Acceptance Corp. Washington Mutual Asset-Backed Certificates, WMABS Series 2006-HE3

Ladies and Gentlemen:

In accordance with Section 2.07 of the above-captioned Pooling and Servicing Agreement, the undersigned, as [Trustee] [Initial Custodian], hereby certifies that, except as noted on the attachment hereto, as to each Mortgage Loan listed in the Mortgage Loan Schedule (other than any Mortgage Loan paid in full or listed on the attachment hereto) it has reviewed the documents delivered to it pursuant to Section 2.05 of the Pooling and Servicing Agreement and has determined that (i) all documents required pursuant to the definition of "Mortgage File" and Section 2.05 of the Pooling and Servicing Agreement to have been executed and received as of the date hereof are in its possession and (ii) all such documents have been executed and relate to the Mortgage Loans identified in the Mortgage Loan Schedule. The [Trustee] [Initial Custodian] has made no independent examination of such documents beyond the review specifically required in the above referenced Pooling and Servicing Agreement and has relied upon the purported genuineness and due execution of any such documents and upon the purported genuineness of any signature thereon. The [Trustee] [Initial Custodian] makes no representations as to: (i) the validity, legality, enforceability or genuineness of any of the documents contained in each Mortgage File or any of the Mortgage Loans identified on the Mortgage Loan Schedule, or (ii) the collectability, insurability, effectiveness or suitability of any such Mortgage Loan.

Capitalized words and phrases used herein shall have the respective meanings assigned to them in the above-captioned Pooling and Servicing Agreement.


_____
as [Trustee] [Initial Custodian]

By: _____
      Name:
      Title:


FORM OF TRANSFEROR CERTIFICATE

[DATE]

Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3 Trust
LaSalle Bank National Association, as Trustee
135 South LaSalle Street, Suite 1511
Chicago, Illinois, 60603
Attention: Global Securitization Trust Services

WaMu Asset Acceptance Corp.
1201 Third Avenue, WMT 1706A
Seattle, WA 98101

Re: Purchase of WaMu Asset Acceptance Corp. Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3, Class [   ] (the "Certificates")

Ladies and Gentlemen:

In connection with our disposition of the above Certificates, we certify that (a) we understand that the Certificates have not been registered under the Securities Act of 1933, as amended (the "Act"), and are being disposed by us in a transaction that is exempt from the registration requirements of the Act, (b) we have not offered or sold any Certificates to, or solicited offers to buy any Certificates from, any person, or otherwise approached or negotiated with any person with respect thereto, in a manner that would be deemed, or taken any other action which would result in, a violation of Section 5 of the Act, (c) to the extent we are disposing of the Class [__] Certificate, we have no knowledge that the Transferee is not a Permitted Transferee and (d) no purpose of the proposed disposition of the Class [__] Certificate is to impede the assessment or collection of tax.

Very truly yours,

TRANSFEROR

By: _____
Name: _____
Title: _____

FORM OF ERISA REPRESENTATION

[DATE]

LaSalle Bank National Association
135 South LaSalle Street, Suite 1511
Chicago, Illinois, 60603
Attention: Global Securitization Trust Services

WaMu Asset Acceptance Corp.
1201 Third Avenue, WMT 1706A
Seattle, WA 98101

Washington Mutual Bank
1201 Third Avenue, WMT 1706A
Seattle, WA 98101

Re: **Purchase of WaMu Asset Acceptance Corp. Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE3, Class [   ] (the "Certificates")**

Ladies and Gentlemen:

_____ (the "Transferee") intends to acquire from _____ (the "Transferor") the above Certificates. Capitalized terms used herein and not otherwise defined shall have the meanings assigned thereto in the Pooling and Servicing Agreement. The Transferee hereby certifies, represents and warrants to, and covenants with the Company, the Trustee and the Servicer:

(A)	In the case of the Class C Certificates, the Class P Certificates and the Residual Certificates the following statements in either (1) or (2) are accurate:

_____ (1)	The Certificates (i) are not being acquired by, and will not be transferred to, any employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or other retirement arrangement, including individual retirement accounts and annuities, Keogh plans and bank collective investment funds and insurance company general or separate accounts in which such plans, accounts or arrangements are invested, that is subject to Section 406 of ERISA or Section 4975 of the Internal Revenue Code of 1986 (the "Code") (any of the foregoing, a "Plan"), (ii) are not being acquired with "plan assets" of a Plan within the meaning of the Department of Labor ("DOL") regulation, 29 C.F.R. § 2510.3-101, and (iii) will not be transferred to any entity that is deemed to be investing in plan assets within the meaning of the DOL regulation at 29 C.F.R. § 2510.3-101; or

_____ (2)	**[With respect to the Class C Certificates and the Class P Certificates Only]** The Transferee will provide an Opinion of Counsel to the Company, the Trustee and the Servicer which establishes to the satisfaction of the Company, the Trustee and the Servicer that the purchase of such Certificates is permissible under applicable law, will not constitute or result in any prohibited transaction under ERISA or Section 4975 of the Code and will not subject the Company, the Trustee, the Servicer, or the Trust Fund to any obligation or liability (including obligations or liabilities under ERISA or Section 4975 of the Code) in addition to those undertaken in this Agreement.

(B)	In the case of the Class A Certificates and the Mezzanine Certificates, for so long as the Supplemental Interest Trust is in existence, the following statements in either (1) or (2) are accurate:

_____ (1)	Such Transferee is neither a Plan nor a Person acting on behalf of any such Plan or using the assets of any such Plan to effect such transfer; or

_____ (2)	Such Transferee is an accredited investor within the meaning of Prohibited Transaction Exemption 2002-41, as amended from time to time (the "Exemption") and the acquisition and holding of such Certificate are eligible for the exemptive relief available under Prohibited Transaction Class Exemption ("PTCE") 84-14, PTCE, PTCE 91-38, PTCE 90-1, PTCE 95-60 or PTCE 96-23.

(C)   In the case of the Class B Certificates, for so long as the Supplemental Interest Trust is in existence, the following statements in either (1) or (2) are accurate:

_____ (1)   Such Transferee is neither a Plan nor a Person acting on behalf of any such Plan or using the assets of any such Plan to effect such transfer; or

_____ (2)   Such Transferee is an accredited investor within the meaning of Prohibited Transaction Exemption 2002-41, as amended from time to time (the "Exemption") and the acquisition and holding of such Certificate are eligible for the exemptive relief available under PTCE 95-60.

(D)   In the case of the Mezzanine Certificates subsequent to the termination of the Supplemental Interest Trust, the following statements in either (1), (2) or (3) are accurate:

_____ (1)   Such Transferee is neither a Plan nor a Person acting on behalf of any such Plan or using the assets of any such Plan to effect such transfer; or

_____ (2)   Such Transferee has acquired and is holding such Certificate in reliance on the Exemption, and the Transferee understands that there are certain conditions to the availability of the Exemption, including that the Certificate must be rated, at the time of purchase, not lower than "BBB-" (or its equivalent) by S&P, Fitch or Moody's, and the Certificate is so rated; or

_____ (3)   (i) Such Transferee is an insurance company, (ii) the source of funds used to acquire or hold the Certificate or interest therein is an "insurance company general account," as such term is defined in PTCE 95-60, and (iii) the conditions in Sections I and III of PTCE 95-60 have been satisfied.

(E)   In the case of the Class B Certificates subsequent to the termination of the Supplemental Interest Trust, the following statements in either (1) or (2) are accurate:

_____ (1)   Such Transferee is neither a Plan nor a Person acting on behalf of any such Plan or using the assets of any such Plan to effect such transfer; or

_____ (2)   (i) Such Transferee is an insurance company, (ii) the source of funds used to acquire or hold the Certificate or interest therein is an "insurance company general account," as such term is defined in PTCE 95-60, and (iii) the conditions in Sections I and III of PTCE 95-60 have been satisfied.

IN WITNESS WHEREOF, the Transferee executed this certificate.

[Transferee]

By: _____

Name: _____

Title: _____

FORM OF TRUSTEE CERTIFICATION

Re: Washington Mutual Asset-Backed Certificates WMABS 2006-HE3 Trust (the "Trust") and the Pooling and Servicing Agreement, dated as of September 1, 2006 (the "Pooling and Servicing Agreement"), among WaMu Asset Acceptance Corp., as Company (the "Company"), Washington Mutual Bank, as servicer (the "Servicer"), Christiana Bank and Trust Company, as Delaware Trustee, and LaSalle Bank National Association, as trustee (the "Trustee")

LaSalle Bank National Association hereby certifies to the Company and its officers, directors and affiliates, and with the knowledge and intent that they will rely upon this certification, that:

1.   I have reviewed the annual report on Form 10-K (the "Annual Report") for the fiscal year [___], and all reports on Form 10-D containing distribution reports filed in respect of periods included in the year covered by the Annual Report (collectively with the Annual Report, the "Reports"), of the Trust;

2.   Based on my knowledge and assuming the accuracy of the statements required to be made and data and information received from the Servicer, the Company, and the Swap Counterparty, as applicable, the information in the Reports prepared by the Trustee, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading as of the last day of the period covered by the Annual Report; and

3.   Based on my knowledge, the distribution or servicing information required to be provided to the Trustee by the Servicer under the Pooling and Servicing Agreement for inclusion in the Reports is included in the Reports.

Date: _____

LASALLE BANK NATIONAL ASSOCIATION

By: _____
Name: _____
Title: _____

FORM OF CLASS B CERTIFICATE TRANSFEROR CERTIFICATE

[Date]

[TRUSTEE]

Re: Washington Mutual Asset-Backed Certificates
        WMABS Series 2006-HE3 (the "Certificates")

Ladies and Gentlemen:

This Certificate is being delivered in connection with the sale by [_____] (the "Transferor") to [_____] (the "Transferee") of Class [__] Certificates having an Initial Certificate Principal Balance as of September 27, 2006 (the "Closing Date") of $[_____] (the "Transferred Certificates"). The Certificates, including the Transferred Certificates, were issued pursuant to the Pooling and Servicing Agreement dated as of September 1, 2006 (the "Agreement") among WaMu Asset Acceptance Corp., as depositor (the "Company"), Washington Mutual Bank, as servicer (the "Servicer"), LaSalle Bank National Association, as trustee (the "Trustee") and Christiana Bank and Trust Company, as Delaware trustee (the "Delaware Trustee"). All capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Agreement. The Transferor hereby certifies, represents and warrants to you, as Trustee, and for the benefit of the Trustee, the Depositor, the Trust Fund and the Transferee, that:

1.   The Transferor is the lawful owner of the Transferred Certificates with the full right to transfer such Class B Certificates free from any and all claims and encumbrances whatsoever.

2.   Neither the Transferor nor anyone acting on its behalf has (a) offered, transferred, pledged, sold or otherwise disposed of any Transferred Certificate, any interest in any Transferred Certificate or any other similar security to any person in any manner, (b) solicited any offer to buy or accept a transfer, pledge or other disposition of any Transferred Certificate, any interest in any Transferred Certificate or any other similar security from any person in any manner, (c) otherwise approached or negotiated with respect to any Transferred Certificate, any interest in any Transferred Certificate or any other similar security with any person in any manner, (d) made any general solicitation by means of general advertising or in any other manner, or (e) taken any other action, which (in the case of any of the acts described in clauses (a) through (e) hereof) would constitute a distribution of any Transferred Certificate under the Securities Act of 1933, as amended (the "Securities Act"), or would render the disposition of any Transferred Certificate a violation of Section 5 of the Securities Act or any state securities laws, or would require registration or qualification of any Transferred Certificate pursuant to the Securities Act or any state securities laws.

3.   The Transferor and any person acting on behalf of the Transferor in this matter reasonably believe that the Transferee is a "qualified institutional buyer" as that term is defined in Rule 144A ("Rule 144A") under the Securities Act (a "Qualified Institutional Buyer") purchasing for its own account or for the account of a Qualified Institutional Buyer. In determining whether the Transferee is a Qualified Institutional Buyer, the Transferor and any person acting on behalf of the Transferor in this matter have relied upon the following method(s) of establishing the Transferee's ownership and discretionary investments of securities (check one or more):

____   (a) The Transferee's most recent publicly available financial statements, which statements present the information as of a date within 16 months preceding the date of sale of the Transferred Certificate in the case of a U.S. purchaser and within 18 months preceding such date of sale for a foreign purchaser; or

____   (b) The most recent publicly available information appearing in documents filed by the Transferee with the Securities and Exchange Commission or another United States federal, state, or local governmental agency or self-regulatory organization, or with a foreign governmental agency or self-regulatory organization, which information is as of a date within 16 months preceding the date of sale of the Transferred Certificate in the case of a U.S. purchaser and within 18 months preceding such date of sale for a foreign purchaser; or

____   (c) The most recent publicly available information appearing in a recognized securities manual, which information is as of a date within 16 months preceding the date of sale of the Transferred Certificate in the case of a U.S. purchaser and within 18 months preceding such date of sale for a foreign purchaser; or

____   (d) A certification by the chief financial officer, a person fulfilling an equivalent function, or other executive officer of the Transferee, specifying the amount of securities owned and invested on a discretionary basis by the Transferee as of a specific date on or since the close of the Transferee's most recent fiscal year, or, in the case of a Transferee that is a member of a "family of investment companies", as that term is defined in Rule 144A, a certification by an executive officer of the investment adviser specifying the amount of securities owned by the "family of investment companies" as of a specific date on or since the close of the Transferee's most recent fiscal year.

4.   The Transferor and any person acting on behalf of the Transferor understand that in determining the aggregate amount of securities owned and invested on a discretionary basis by an entity for purposes of establishing whether such entity is a Qualified Institutional Buyer:

(a) the following instruments and interests shall be excluded: securities of issuers that are affiliated with the Transferee; if the Transferee is a dealer securities that are part of an unsold allotment to or subscription by the Transferee as a participant in a public offering; securities of issuers that are part of the Transferee's "family of investment companies", if the Transferee is a registered investment company; bank deposit notes and certificates of deposit; loan participations; repurchase agreements; securities owned but subject to a repurchase agreement; and currency, interest rate and commodity swaps;

(b) the aggregate value of the securities shall be the cost of such securities, except where the entity reports its securities holdings in its financial statements on the basis of their market value, and no current information with respect to the cost of those securities has been published, in which case the securities may be valued at market;

(c) securities owned by subsidiaries of the entity that are consolidated with the entity in its financial statements prepared in accordance with generally accepted accounting principles may be included if the investments of such subsidiaries are managed under the direction of the entity, except that, unless the entity is a reporting company under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, securities owned by such subsidiaries may not be included if the entity itself is a majority-owned subsidiary that would be included in the consolidated financial statements of another enterprise.

5.   The Transferor or a person acting on its behalf has taken reasonable steps to ensure that the Transferee is aware that the Transferor is relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

6.   The Transferor or a person acting on its behalf has furnished, or caused to be furnished, to the Transferee all information requested by the Transferee regarding (a) the Transferred Certificates and payments thereon, (b) the nature and performance of the Mortgage Loans, (c) the Agreement, and (d) any credit enhancement mechanism associated with the Transferred Certificates.

Very truly yours,

_____

(Transferor)

By: _____
Name:
Title:

EXHIBIT Q-2

FORM OF CLASS B CERTIFICATE TRANSFEREE CERTIFICATE

[Date]

[TRUSTEE]

Re: Washington Mutual Asset-Backed Certificates
        WMABS Series 2006-HE3 (the "Certificates")

Ladies and Gentlemen:

[_____] (the "Transferee") intends to purchase from _____ (the "Transferor") Class [__] Certificates having an Initial Certificate Principal Balance as of September 27, 2006 (the "Closing Date") of $[_____] (the "Transferred Certificates"). The Certificates, including the Transferred Certificates, were issued pursuant to the Pooling and Servicing Agreement dated as of September 1, 2006 (the "Agreement") among WaMu Asset Acceptance Corp., as depositor (the "Company"), Washington Mutual Bank, as servicer (the "Servicer"), LaSalle Bank National Association, as trustee (the "Trustee") and Christiana Bank and Trust Company, as Delaware trustee (the "Delaware Trustee"). All capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Agreement. The Transferee hereby certifies, represents and warrants to you, as Trustee, and for the benefit of the Trustee, the Depositor, the Trust Fund and the Transferor, that:

1.   The Transferee is a "qualified institutional buyer" (a "Qualified Institutional Buyer") as that term is defined in Rule 144A ("Rule 144A") under the Securities Act of 1933, as amended (the "Securities Act"), and has completed one of the forms of certification to that effect attached hereto as Annex 1 and Annex 2. The Transferee is aware that the sale to it of the Transferred Certificates is being made in reliance on Rule 144A. The Transferee is acquiring the Transferred Certificates for its own account or for the account of a Qualified Institutional Buyer, and understands that such Transferred Certificates may be resold, pledged or transferred only (i) to a person reasonably believed to be a Qualified Institutional Buyer that purchases for its own account or for the account of a Qualified Institutional Buyer to whom notice is given that the resale, pledge or transfer is being made in reliance on Rule 144A.

2.   The Transferee has been furnished with all information requested by it regarding (a) the Transferred Certificates and payments thereon, (b) the nature and performance of the Mortgage Loans, (c) the Agreement, and (d) any credit enhancement mechanism associated with the Transferred Certificates.

Very truly yours,

_____
(Transferee)

By: _____
Name: _____
Title: _____

ANNEX 1 TO EXHIBIT Q-2

QUALIFIED INSTITUTIONAL BUYER STATUS UNDER SEC RULE 144A

[for Transferees other than Registered Investment Companies]

The undersigned hereby certifies as follows to [name of Transferor] (the "Transferor") and [name of Trustee], as Trustee, with respect to the Class B Certificates being transferred (the "Transferred Certificates") as described in the Transferee Certificate to which this certification relates and to which this certification is an Annex:

1. As indicated below, the undersigned is the chief financial officer, a person fulfilling an equivalent function, or other executive officer of the entity purchasing the Transferred Certificates (the "Transferee").

2. The Transferee is a "qualified institutional buyer" as that term is defined in Rule 144A under the Securities Act of 1933, as amended ("Rule 144A"), because (i) the Transferee owned and/or invested on a discretionary basis $[_____] in securities (other than the excluded securities referred to below) as of the end of the Transferee's most recent fiscal year (such amount being calculated in accordance with Rule 144A) and (ii) the Transferee satisfies the criteria in the category marked below.

___ **Corporation, etc**. The Transferee is a corporation (other than a bank, savings and loan association or similar institution), Massachusetts or similar business trust, partnership, or any organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

___ **Bank**. The Transferee (a) is a national bank or a banking institution organized under the laws of any State, U.S. territory or the District of Columbia, the business of which is substantially confined to banking and is supervised by the State or territorial banking commission or similar official or is a foreign bank or equivalent institution, and (b) has an audited net worth of at least $25,000,000 as demonstrated in its latest annual financial statements, a copy of which is attached hereto, as of a date not more than 16 months preceding the date of sale of the Transferred Certificate in the case of a U.S. bank, or a banking institution organized under the laws of any State, U.S. territory or the District of Columbia, and not more than 18 months preceding such date of sale for a foreign bank or equivalent institution.

___ **Savings and Loan.** The Transferee (a) is a savings and loan association, building and loan association, cooperative bank, homestead association or similar institution, which is supervised and examined by a State or Federal authority having supervision over any such institutions or is a foreign savings and loan association or equivalent institution and (b) has an audited net worth of at least $25,000,000 as demonstrated in its latest annual financial statements, a copy of which is attached hereto, as of a date not more than 16 months preceding the date of sale of the Transferred Certificate in the case of a U.S. savings and loan association, building and loan association, cooperative bank, homestead association or similar institution, and not more than 18 months preceding such date of sale for a foreign savings and loan association or equivalent institution.

___ **Broker-dealer**. The Transferee is a dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

___ **Insurance Company**. The Transferee is an insurance company whose primary and predominant business activity is the writing of insurance or the reinsuring of risks underwritten by insurance companies and which is subject to supervision by the insurance commissioner or a similar official or agency of a State, U.S. territory or the District of Columbia.

___ **State or Local Plan.** The Transferee is a plan established and maintained by a State, its political subdivisions, or any agency or instrumentality of the State or its political subdivisions, for the benefit of its employees.

___ **ERISA Plan**. The Transferee is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974.

___ **Investment Advisor**. The Transferee is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

___ **Other**. (Please supply a brief description of the entity and a cross-reference to the paragraph and subparagraph under subsection (a)(1) of Rule 144A pursuant to which it qualifies. Note that registered investment companies should complete Annex 2 rather than this Annex 1.) _____

3. The term "<u>securities</u>" as used herein <u>does not include</u> (i) securities of issuers that are affiliated with the Transferee, (ii) if the Transferee is a dealer, securities that are part of an unsold allotment to or subscription by the Transferee as a participant in a public offering, (iii) bank deposit notes and certificates of deposit, (iv) loan participations, (v) repurchase agreements, (vi) securities owned but subject to a repurchase agreement and (vii) currency, interest rate and commodity swaps. For purposes of determining the aggregate amount of securities owned and/or invested on a discretionary basis by the Transferee, the Transferee did not include any of the securities referred to in this paragraph.

4. For purposes of determining the aggregate amount of securities owned and/or invested on a discretionary basis by the Transferee, the Transferee used the cost of such securities to the Transferee, unless the Transferee reports its securities holdings in its financial statements on the basis of their market value, and no current information with respect to the cost of those securities has been published, in which case the securities were valued at market. Further, in determining such aggregate amount, the Transferee may have included securities owned by subsidiaries of the Transferee, but only if such subsidiaries are consolidated with the Transferee in its financial statements prepared in accordance with generally accepted accounting principles and if the investments of such subsidiaries are managed under the Transferee's direction. However, such securities were not included if the Transferee is a majority-owned, consolidated subsidiary of another enterprise and the Transferee is not itself a reporting company under the Securities Exchange Act of 1934, as amended.

5. The Transferee acknowledges that it is familiar with Rule 144A and understands that the Transferor and other parties related to the Transferred Certificates are relying and will continue to rely on the statements made herein because one or more sales to the Transferee may be in reliance on Rule 144A.

___   ___   Will the Transferee be purchasing the Transferred Certificates
Yes   No   only for the Transferee's own account?

6. If the answer to the foregoing question is "no", then in each case where the Transferee is purchasing for an account other than its own, such account belongs to a third party that is itself a "qualified institutional buyer" within the meaning of Rule 144A, and the "qualified institutional buyer" status of such third party has been established by the Transferee through one or more of the appropriate methods contemplated by Rule 144A.

7. The Transferee will notify each of the parties to which this certification is made of any changes in the information and conclusions herein. Until such notice is given, the Transferee's purchase of the Transferred Certificates will constitute a reaffirmation of this certification as of the date of such purchase. In addition, if the Transferee is a bank or savings and loan as provided above, the Transferee agrees that it will furnish to such parties any updated annual financial statements that become available on or before the date of such purchase, promptly after they become available.

_____
Print Name of Transferee

By: _____
Name:
Title:

Date:

ANNEX 2 TO EXHIBIT Q-2

QUALIFIED INSTITUTIONAL BUYER STATUS UNDER SEC RULE 144A

[for Transferees that are Registered Investment Companies]

The undersigned hereby certifies as follows to [name of Transferor] (the "Transferor") and [name of Trustee], as Trustee, with respect to the Class B Certificates being transferred (the "Transferred Certificates") as described in the Transferee Certificate to which this certification relates and to which this certification is an Annex:

1. As indicated below, the undersigned is the chief financial officer, a person fulfilling an equivalent function, or other executive officer of the entity purchasing the Transferred Certificates (the "Transferee") or, if the Transferee is a "qualified institutional buyer" as that term is defined in Rule 144A under the Securities Act of 1933, as amended ("Rule 144A"), because the Transferee is part of a Family of Investment Companies (as defined below), is an executive officer of the investment adviser (the "Adviser").

2. The Transferee is a "qualified institutional buyer" as defined in Rule 144A because (i) the Transferee is an investment company registered under the Investment Company Act of 1940, as amended, and (ii) as marked below, the Transferee alone owned and/or invested on a discretionary basis, or the Transferee's Family of Investment Companies owned, at least $100,000,000 in securities (other than the excluded securities referred to below) as of the end of the Transferee's most recent fiscal year. For purposes of determining the amount of securities owned by the Transferee or the Transferee's Family of Investment Companies, the cost of such securities was used, unless the Transferee or any member of the Transferee's Family of Investment Companies, as the case may be, reports its securities holdings in its financial statements on the basis of their market value, and no current information with respect to the cost of those securities has been published, in which case the securities of such entity were valued at market.

____ The Transferee owned and/or invested on a discretionary basis $[____________] in securities (other than the excluded securities referred to below) as of the end of the Transferee's most recent fiscal year (such amount being calculated in accordance with Rule 144A).

____ The Transferee is part of a Family of Investment Companies which owned in the aggregate $[____________] in securities (other than the excluded securities referred to below) as of the end of the Transferee's most recent fiscal year (such amount being calculated in accordance with Rule 144A).

3. The term "Family of Investment Companies" as used herein means two or more registered investment companies (or series thereof) that have the same investment adviser or investment advisers that are affiliated (by virtue of being majority owned subsidiaries of the same parent or because one investment adviser is a majority owned subsidiary of the other).

4. The term "securities" as used herein does not include (i) securities of issuers that are affiliated with the Transferee or are part of the Transferee's Family of Investment Companies, (ii) bank deposit notes and certificates of deposit, (iii) loan participations, (iv) repurchase agreements, (v) securities owned but subject to a repurchase agreement and (vi) currency, interest rate and commodity swaps. For purposes of determining the aggregate amount of securities owned and/or invested on a discretionary basis by the Transferee, or owned by the Transferee's Family of Investment Companies, the securities referred to in this paragraph were excluded.

5. The Transferee is familiar with Rule 144A and understands that the parties to which this certification is being made are relying and will continue to rely on the statements made herein because one or more sales to the Transferee will be in reliance on Rule 144A.

____	____	Will the Transferee be purchasing the Transferred Certificates only for the Transferee's own account?
Yes	No	

6. If the answer to the foregoing question is "no", then in each case where the Transferee is purchasing for an account other than its own, such account belongs to a third party that is itself a "qualified institutional buyer" within the meaning of Rule 144A, and the "qualified institutional buyer" status of such third party has been established by the Transferee through one or more of the appropriate methods contemplated by Rule 144A.

7.   The undersigned will notify the parties to which this certification is made of any changes in the information and conclusions herein. Until such notice, the Transferee's purchase of the Transferred Certificates will constitute a reaffirmation of this certification by the undersigned as of the date of such purchase.

_____
Print Name of Transferee or Adviser

By: _____
Name:
Title:

IF AN ADVISER:

_____
Print Name of Transferee

Date:

SCHEDULE I

PREPAYMENT CHARGE SCHEDULE

AVAILABLE UPON REQUEST

SCHEDULE II

SWAP NOTIONAL AMOUNT SCHEDULE

Distribution Date	Swap Notional Amount ($)
1	0.00
2	338,771,384
3	335,821,625
4	332,516,178
5	328,710,992
6	324,412,443
7	323,345,395
8	321,682,825
9	319,229,052
10	315,982,116
11	311,830,085
12	301,408,283
13	288,071,872
14	275,490,881
15	263,611,265
16	252,642,209
17	242,567,097
18	233,088,787
19	224,278,389
20	215,950,715
21	202,827,282
22	185,032,488
23	165,828,028
24	138,052,233
25	127,536,745
26	116,229,667
27	106,931,728
28	99,787,732
29	93,924,856
30	88,893,254
31	84,458,353
32	80,770,384
33	77,280,955
34	73,970,107
35	70,817,893
36	66,873,029
37	62,922,955
38	61,406,739
39	58,687,200
40	55,657,854
41	52,768,284
42	50,020,130
43	47,361,725
44	44,937,430
45	42,623,238
46	40,680,422
47	38,332,660
48	36,409,440
49	34,275,755
50	32,317,239
51	30,519,609

Distribution Date	Swap Notional Amount ($)
52	28,844,709
53	27,155,287
54	25,588,179
55	24,103,272
56	23,075,114
57	21,480,801
58	20,036,129
59	18,708,767
60	17,520,546